AUTODESK

FISCAL YEAR

2026 | Annual Report
Notice of Annual Meeting and Proxy Statement

AUTODESK

May 6, 2026

Dear Autodesk Stockholder:

You are cordially invited to attend Autodesk's 2026 Annual Meeting of Stockholders to be held on Wednesday, June 17, 2026, beginning at 3:00 p.m., Pacific Time. This year's Annual Meeting will be held in a virtual format, through a live audio webcast. We will provide the webcast of the Annual Meeting at www.virtualshareholdermeeting.com/ADSK2026. Autodesk stockholders will have the opportunity to listen to the meeting live, submit questions, and vote online. A webcast with the entire Annual Meeting will be available on the Autodesk Investor Relations website after the meeting. For further information on how to participate in the meeting, please see the section titled "Information About the 2026 Annual Meeting of Stockholders" in this Proxy Statement.

This Notice of 2026 Annual Meeting of Stockholders and Proxy Statement contain details of the business to be conducted during the Annual Meeting.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted. We urge you to promptly vote and submit your proxy card (1) via the Internet, (2) by phone, or (3) if you received your proxy materials by mail, by signing, dating, and returning the enclosed proxy card or voting instruction form in the envelope provided for your convenience. Your vote is very important.

We hope you will be able to attend this year's Annual Meeting. As in prior years, this year's Annual Meeting will include an opportunity for stockholders to ask questions. Live questions may be submitted online beginning shortly before the start of the Annual Meeting through www.virtualshareholdermeeting.com/ADSK2026.

On behalf of the Board of Directors, I would like to express our appreciation for your continued support of Autodesk.

Very truly yours,

Andrew Anagnost
President and Chief Executive Officer

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Notice of 2026 Annual Meeting of Stockholders

Date	Wednesday, June 17, 2026
Time	3:00 p.m., Pacific Time
Virtual Meeting	This year's meeting is a virtual stockholders meeting at www.virtualshareholdermeeting.com/ADSK2026
Record Date	April 22, 2026. Only stockholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the Annual Meeting.
Proxy Voting	Your vote is very important. Even if you plan to attend the Annual Meeting, we encourage you to vote in advance. You can vote your shares now via the Internet, by telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction form. If you attend the Annual Meeting, you may vote online during the Annual Meeting even if you previously voted.
Address of Corporate Headquarters	One Market Street, Suite #400, San Francisco, CA 94105
Meeting Details	See the section titled "Information About the 2026 Annual Meeting of Stockholders" in this Proxy Statement.

ITEMS OF BUSINESS	BOARD RECOMMENDATION
(1) To elect the 11 directors listed in the accompanying Proxy Statement to serve for the coming year and until their successors are duly elected and qualified.	**FOR** each director nominee
(2) To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2027.	**FOR**
(3) To hold a non-binding vote to approve compensation for our named executive officers.	**FOR**
(4) To approve an amendment of our Amended and Restated Certificate of Incorporation to provide for officer exculpation as permitted by Delaware law.	**FOR**
(5) If properly presented at the meeting, to consider and conduct an advisory (non-binding) vote on a stockholder proposal, as described in the accompanying proxy statement.	**AGAINST**

Important notice regarding the availability of proxy materials for the Annual Meeting to be held on June 17, 2026. Our Proxy Statement and Annual Report to Stockholders are available at: *https://materials.proxyvote.com/052769.*

By Order of the Board of Directors,

Ruth Ann Keene
Executive Vice President, Corporate Affairs, Chief Legal Officer and Corporate Secretary
May 6, 2026

Table of Contents

Special Note About Forward-Looking Statements

This proxy statement includes statements regarding future plans, expectations, beliefs, intentions and prospects that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this proxy statement. The words "will," "expects," "could," "would," "may," "anticipates," "intends," "plans," "believes," "seeks," "targets," "estimates," "looks for," "looks to," "continues" and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this proxy statement involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section titled "Risk Factors" of our Forms 10-K and 10-Q filed with the Securities and Exchange Commission ("SEC"). Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this proxy statement. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this proxy statement, except as required by law.

No Incorporation By Reference

This proxy statement includes several website addresses and references to additional materials found on those websites. These websites and materials are not incorporated by reference herein.

Fiscal Year

Our fiscal year ends on January 31. References to "fiscal year 2026," for example, refer to the fiscal year ended January 31, 2026.

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Fiscal Year 2026 Strategic Priorities and Performance Highlights

Fiscal 2026 marked another year of strong execution for Autodesk. We delivered record revenue, operating income and free cash flow, demonstrating the durability of our strategy and the resilience of our business model.

Over the past decade, we successfully executed one of the most far-reaching transformations in enterprise software —redefining our business model, transitioning our go-to-market, reimagining our products, and scaling our platform. In January, we completed the final phase of our go-to-market optimization, and while actions like this are difficult and complex, in executing them, we are making Autodesk more resilient and unlocking new avenues for growth and margin expansion.

We're also enhancing our portfolio with cloud-based platforms and capabilities that seamlessly connect Design, Make, and Operate workflows and enable partners and customers to expand and customize our solutions to deliver more value and expand our addressable market opportunity.

We are defining the AI revolution for our industries, to empower customers with new task, workflow, and system automations; and capturing shared value through subscription, consumption, and outcomes-based business models that blend human and machine capabilities. The coming year will see the roll-out of powerful AI capabilities built on a combination of frontier vision-language models and our proprietary foundation models that understand 3D design and make.

Building meaningful AI for the physical world requires high-fidelity data, deep industry context, and specialized expertise—capabilities Autodesk has been building for almost a decade. Scaling and monetizing it requires a platform and next-generation business models and go-to-market strategy. Few companies have all these advantages. Autodesk does. It is not a coincidence. We have been preparing for, and working towards, the cloud and AI for more than a decade. While some new entrants have some of the required capabilities, they lack the data and context needed to deliver value.

We enter fiscal 2027 with confidence. The pace of our innovation continues and we remain disciplined and focused on the controllable factors that drive our revenue, operating margin, earnings per share, and capital allocation, which are the key building blocks of free cash flow per share. We've never been more confident in the long-term value we are creating for our customers, for the industries that shape the world, and for you, our stockholders.

REVENUE	GAAP OPERATING INCOME	NON-GAAP OPERATING INCOME (1)
▲ 18% from fiscal year 2025	▲ 17% from fiscal year 2025	▲ 23% from fiscal year 2025
$7.2B	**$1.6B**	**$2.7B**

CASH FLOW FROM OPERATING ACTIVITIES	FREE CASH FLOW (1)	RETURNING CAPITAL TO STOCKHOLDERS
▲ 53% from fiscal year 2025	▲ 54% from fiscal year 2025	Repurchased over the last 5 years
$2.5B	**$2.4B**	**$5.2B**

_____

(1) A reconciliation of GAAP to non-GAAP results is provided in Appendix A.

Corporate Governance Highlights

Our Board of Directors and Governance

We believe that by staying true to our values, focusing relentlessly on governance, accountability and on the outcomes we seek, we will fulfill our vision of a better world, designed and made for all. One of the key components to achieving our goal is the adoption of strong governance practices, informed by conversations with and participation from our stockholders. The key highlights of our Board corporate governance practices include:

✓ 10 out of 11 Director Nominees are Independent

✓ Annual Election of Directors and Majority Voting

✓ Separate Chair and CEO

✓ Proxy Access Right on Market Terms

✓ Limit on Outside Directorships

✓ 55% of Director Nominees are Diverse (including Gender, Sexual Orientation, and Ethnicity)

✓ Annual Board and Committee Self-Evaluations, Periodically Using a Third-Party Facilitator

✓ Stockholder Engagement with Holders of Over Half of Our Outstanding Shares in Fiscal Year 2026

✓ Director Orientation and Continuing Education and Strategy Programs for Directors

✓ Stock Ownership Policy for Directors and Executive Officers

✓ Regular Executive Sessions of Independent Directors at Quarterly Board and Committee Meetings

✓ Evergreen Board Refreshment

✓ Ability of Stockholders to Act by Written Consent and/or Call a Special Meeting of Stockholders

Having a highly qualified and independent Board that is well suited to continue providing effective oversight of our rapidly evolving business is crucial to our long-term success. Our Board believes that having a mix of directors with complementary qualifications, expertise, backgrounds and attributes is essential to meeting its responsibility to provide effective oversight. Our director nominees provide our Board with a balance of relevant critical skills and an effective mix of experience, knowledge, and diverse viewpoints. Of our 11 Board nominees, 10 are independent. Having an independent Board is a key component of our governance strategy.

Our Board is committed to actively soliciting stockholder feedback, which helps inform our strong governance practices. In fiscal year 2026, members of our management team and, in certain instances, independent members of our Board continued their regular outreach and held meetings with stockholders representing over half of our outstanding shares. The feedback we received from our stockholders was shared and considered by the Board.

We regularly and continually review our Board composition through an "evergreen" board search process to ensure a thoughtful and balanced mix of institutional knowledge and fresh perspectives, and that the Board's composition aligns with the evolving needs of our business and the broader industry. Over the past several years, we have appointed seven new directors, including Dr. Ayanna Howard and Blake Irving in 2019, Rami Rahim in 2022, John T. Cahill and Ram R. Krishnan in 2024, and Jeff Epstein and A. Christine (Christie) Simons in 2025. We have also nominated Omar Abbosh for election to our Board at the Annual Meeting. Mr. Abbosh was initially identified as a director by a third-party recruiting firm. Each of these directors have distinguished careers in their fields and are sharing their expertise to help oversee Autodesk's efforts to deliver sustainable stockholder value over many years. We also recently announced that Stephen Milligan would not stand for re-election at the Annual Meeting, reflecting a commitment to maintaining a careful balance of tenures.

Our Directors

The following table provides summary information about each of our director nominees and our retiring director. Each director is elected annually by a majority of votes cast.

Each of our director nominees, other than Dr. Anagnost, our Chief Executive Officer, is an "independent director" within the meaning of applicable Nasdaq Global Select Market ("NASDAQ") listing standards. The following table is as of April 22, 2026.

Director Nominees							
Name	**Age**	**Director Since**	**Principal Occupation**	**Independent**	**Committees**		
					AC	**CHRC**	**CGNC**
Andrew Anagnost	61	2017	President and Chief Executive Officer, Board Director, Autodesk, Inc.				
Stacy J. Smith	63	2011	Executive Chairman, Kioxia Corporation	✓ **CB**			✓
Omar Abbosh	60	N/A	Chief Executive Officer, Pearson	✓			
Karen Blasing	69	2018	Former Chief Financial Officer, Guidewire Software, Inc.	✓		**C**	
John T. Cahill	68	2024	Vice Chair of the Kraft Heinz Company; Former Chairman and CEO of Kraft Foods	✓ ▤	**C**		
Jeff Epstein	69	2025	Operating Partner and Head of Corporate Development, Bessemer Venture Partners	✓ ▤	✓		
Dr. Ayanna Howard	54	2019	Dean of the College of Engineering at The Ohio State University; CTO, Co-founder, Zyrobotics	✓		✓	
Blake Irving	66	2019	Former Chief Executive Officer, GoDaddy Inc.	✓			**C**
Ram R. Krishnan	55	2024	Executive Vice President and Chief Operating Officer, Emerson Electric Co.	✓		✓	
Rami Rahim	55	2022	Former Chief Executive Officer, Juniper Networks, Inc.	✓			✓
A. Christine (Christie) Simons	63	2025	Former Senior Partner at Deloitte & Touche LLP	✓ ▤	✓		
Retiring Director							
Stephen Milligan	62	2018	Former Chief Executive Officer, Western Digital Corporation	✓ ▤	✓		

CB   Non-Executive Chair of Board   **C**   Committee Chair

✓   Member   ▤   Financial Expert, as defined in the rules of the SEC

AC   Audit Committee

CHRC   Compensation and Human Resources Committee

CGNC   Corporate Governance and Nominating Committee

*Reid French, our former director and Compensation and Human Resources Committee Chair, passed away on June 23, 2025. We are grateful for his many years of invaluable service to the Company. In addition, Stephen Milligan's current term will expire at the Annual Meeting, and he will not stand for re-election to our Board at the Annual Meeting. Our Board thanks Mr. Milligan for his distinguished service as a director.

Director Nominees Skills Metrics

 **Technology:** Director Nominees with experience in the software and technology industries help us to analyze our research and development efforts, competing technologies, the various products and processes that we develop, and the industries in which we compete, and also help us evaluate our cybersecurity threats. **11**

 **Leadership:** Director Nominees who have served in senior leadership positions enhance our Board's ability to identify and develop those qualities in management. They also bring a practical understanding of organizations, processes, strategy, risk management, and methods to drive change and growth. **11**

 **Financial:** Director Nominees who have knowledge of financial markets, financing operations, and accounting and financial reporting processes assist us in understanding, advising, and overseeing our capital structure, financing and investing activities, and our financial reporting and internal controls. **11**

 **Global Business:** As a global organization with offices and customers located throughout the United States and internationally, Director Nominees with global expertise bring useful business and cultural perspectives that relate to many significant aspects of our business. **11**

 **Public Company Board Service:** Director Nominees who have served on other public company boards offer advice and insights on the dynamics and operation of a board of directors, the relations of a board with senior management, and oversight of a changing mix of strategic, operational, and compliance-related matters. **11**

 **Mergers & Acquisitions and Strategy:** Director Nominees who have experience in leading corporate growth through acquisitions and other business transactions, bring the ability to assess potential targets, analyze the fit of a target with a company's strategy and culture, accurately value the targets and transactions, and evaluate operational integration plans. **11**

 **Cybersecurity:** Director Nominees who have cybersecurity experience strengthen our Board's oversight of enterprise risk. They assist with evaluating cyber threats and vulnerabilities, security strategy, incident response and recovery readiness, and security-by-design practices across our products and operations. **7**

Director Nominees Demographic Metrics



* Our Board will include two directors who identify as Middle Eastern, one director who identifies as South Asian, and three female directors, one of whom identifies as African American.

** Director tenure is measured by completed years of service from the initial month of service through April 22, 2026.

Corporate Governance Guidelines

We believe the highest standards of corporate governance and business conduct are essential to running our business efficiently, serving our stockholders well, and maintaining our integrity in the marketplace. Over the years, we have devoted substantial attention to the subject of corporate governance and have developed Corporate Governance Guidelines, which set forth the principles that guide our Board in overseeing corporate governance, maintaining its independence, evaluating its own performance and the performance of our executive officers, and setting corporate strategy. The Board reviews our governance practices, corporate governance developments, and stockholder feedback on a regular basis to ensure continued effectiveness.

Executive Compensation Highlights

Compensation Guiding Principles

The Compensation and Human Resources Committee believes that Autodesk's executive compensation program should be designed to attract, motivate, and retain talented executives and provide a rigorous framework that is tied to stockholder returns, company performance, long-term strategic corporate goals, and individual performance. The general compensation objectives are to:

- Recruit and retain the highest caliber of executives through competitive rewards;
- Motivate executive officers to achieve business and financial goals;
- Balance rewards for short- and long-term performance; and
- Align rewards with stockholder value creation.

Within this framework, the total compensation for each executive officer varies based on multiple dimensions:

- Whether Autodesk achieves its short-term and long-term financial and non-financial objectives;
- Autodesk's TSR relative to companies in the North American Technology Software Index;
- The specific roles and responsibilities of the officer;
- Each officer's skills, capabilities, contributions, and performance;
- Internal pay alignment considerations; and
- Retention considerations.

Leading Compensation Governance Practices

Autodesk's executive compensation objectives are supported by policies and strong governance practices that align executives' interests with the interests of our stockholders. Some of the program's most notable features are highlighted in the table below and summarized in the section titled "Compensation Discussion and Analysis."

What We Do	What We Do Not Do
✔ Engage in robust stockholder outreach	⊘ Provide excise tax gross-up for double-trigger change in control arrangements
✔ Tie a significant percentage of NEO total pay to the achievement of critical financial objectives and stockholder value creation	⊘ Allow hedging, pledging, or trading in Autodesk derivative securities
✔ Employ maximum limits on performance-based cash and equity incentive compensation	⊘ Reprice stock options
✔ Require significant stock ownership holdings	⊘ Offer executive benefits that differ from those offered to our other salaried employees or excessive perquisites
✔ Include a clawback policy in incentive programs	⊘ Use fixed-term employment agreements
✔ Grant more than 50% of top executives' LTI awards in the form of performance-based awards	⊘ Make severance payments to named executive officers who voluntarily terminate their employment
✔ Ensure effective risk management	
✔ Rely on an independent compensation committee and engage an independent compensation consultant	

Governance and our Board of Directors

Autodesk is committed to the highest standards of corporate ethics and diligent compliance with financial accounting and reporting rules. Our Board provides independent leadership in the exercise of its responsibilities. Our executive officers oversee a strong system of internal controls and compliance with corporate policies and applicable laws and regulations. Our employees operate in a climate of responsibility, candor, and integrity.

Key Highlights of our Board Corporate Governance Practices

✓ 10 out of 11 Director Nominees are Independent

✓ Annual Election of Directors and Majority Voting

✓ Separate Chair and CEO

✓ Proxy Access Right on Market Terms

✓ Limit on Outside Directorships

✓ 55% of Director Nominees are Diverse (including Gender, Sexual Orientation, and Ethnicity)

✓ Annual Board and Committee Self-Evaluations, periodically using a third-party facilitator

✓ Stockholder Engagement with Holders of Over Half of Our Outstanding Shares in Fiscal Year 2026

✓ Director orientation and continuing education and strategy programs for directors

✓ Stock Ownership Policy for Directors and Executive Officers

✓ Regular Executive Sessions of Independent Directors at quarterly Board and Committee meetings

✓ Evergreen Board Refreshment

✓ Ability of stockholders to act by written consent and/or call a special meeting of stockholders

Board of Directors

Our business is managed under the direction of our Board, which is currently composed of 11 members. Following the Annual Meeting, the authorized size of the Board will remain 11 directors. All of our director nominees were elected by stockholders at the 2025 Annual Meeting of Stockholders, except for Mr. Epstein and Ms. Simons, who were appointed to the Board following the conclusion of the 2025 Annual Meeting of Stockholders pursuant to a cooperation letter agreement entered into with Starboard Value and Opportunity Master Fund Ltd and certain of its affiliates, and Mr. Abbosh, who is a new nominee. Each director is elected annually by a majority of votes cast. Of our 11 nominees, 10 are "independent" within the meaning of the applicable Nasdaq listing standards. There are no family relationships among any of our directors or executive officers.

We believe that our director nominees are highly qualified and well suited to continue providing effective oversight of our rapidly evolving business, and that they provide our Board with an effective mix of diverse viewpoints. The following table highlights the number of our director nominees who share certain categories of relevant critical skills, experiences and knowledge that uniquely qualify them to serve on our Board. Our director nominees' biographies describe each director's background and relevant experience in more detail.

Experience and Knowledge of Director Nominees

	Anagnost	Smith	Abbosh	Blasing	Cahill	Epstein	Howard	Irving	Krishnan	Rahim	Simons
Technology	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Leadership	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Financial	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Global Business	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Public Company Board Service	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Mergers & Acquisitions Strategy	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Cybersecurity			✔	✔		✔	✔	✔	✔	✔	

Independence of the Board

Our Board believes independence is a critical component of our governance strategy, and that its continued independence enables it to be objective in carrying out its oversight responsibilities. Our Corporate Governance Guidelines provide that a substantial majority of our directors will be independent and that each Committee will be made up of solely independent directors. Autodesk's independent directors meet regularly in executive session, without management present, as part of the quarterly Board meetings, with the intent to facilitate open discussion. Stacy J. Smith, our Chair, presides at these executive sessions.

Key Highlights of our Board Independence Practices

✓ 10 out of 11 Director Nominees are Independent - We are committed to maintaining a substantial majority of directors who are independent of the Company and management. Except for our CEO, Andrew Anagnost, all director nominees are independent.

✓ We are committed to board refreshment. We aim to strike a balance between retaining directors with deep knowledge of Autodesk and adding directors with a fresh perspective. We regularly assess the balance of skills on our Board to ensure we have a diverse mix of perspectives to support our strategy. The average tenure for our director nominees is 4.8 years.

✓ At each quarterly Board meeting, time is set aside for the independent directors to meet in executive session without management present. Additional executive sessions are held as needed.

✓ Separate CEO and Chair. Our Chair has a clearly defined set of responsibilities, significant authority, and provides independent Board leadership.

Director Nominees

The biographies below provide the name, age and certain biographical information as of April 22, 2026, about each nominees and the director's unique qualifications to serve on the Board.



Andrew Anagnost

President and Chief Executive Officer, Board Director

Age: 61 | Director since 2017

Qualifications and Contributions
- Architect of Autodesk's business evolution into a global leader in "Design and Make" software with a resilient, subscription-based operating model.
- Spearheaded a multi-year transformation to a new transaction model and go-to-market modernization strategy that have resulted in enhanced profitability and performance.
- Led development of end-to-end customer solutions to expand Autodesk's total addressable market and establish a strong position in high-growth markets.
- Utilized extensive background in product, platform & business model leadership to refocus investment strategy in cloud, platform and AI.

Career Experience
- 2017 – Present: President and Chief Executive Officer, Autodesk, Inc.
- 1997 – 2017: Various management and executive roles at Autodesk, Inc., including Vice President, Product Suites and Web Services; Senior Vice President, Business Strategy & Marketing; Chief Marketing Officer; and Co-CEO
- 1986 – 1997: Various engineering, sales, marketing and product management positions, including at Lockheed Aeronautical Systems Company and EXA Corporation, and as an NRC post-doctoral fellow at NASA Ames Research Center

Select Board Experience
U.S.-Listed Companies
- HubSpot, Inc., a CRM for marketing, sales and customer service (2023 – Present)

Education
- B.S., Mechanical Engineering, California State University, Northridge
- M.S., Engineering Science, Stanford University
- Ph.D., Aeronautical Engineering and Computer Science, Stanford University

Pursuant to Dr. Anagnost's employment agreement, Autodesk has agreed to nominate Dr. Anagnost to serve as a member of the Board for as long as he is employed by Autodesk as CEO.



Stacy J. Smith

Non-Executive Chair of the Board of Directors

Age: 63 | Director since 2011 | Independent

Autodesk Committees: Corporate Governance and Nominating

Qualifications and Contributions

- Global technology leader with extensive expertise in finance, accounting, M&A and capital allocation strategies.
- Worked at Intel for three decades in a variety of roles, including as Chief Financial Officer—during which time the company's total shareholder return increased ~100% and outperformed the S&P 500 —as well as Group President of Sales, Manufacturing and Operations, Chief Information Officer, and Head of Europe Middle East and Africa.
- Long track record of significant value creation, including serving as a member of the board of directors during the initial public offerings of Kioxia, Virgin America, and Gevo, the de-SPAC transaction of Metromile, as well as Virgin America's acquisition by Alaska Airlines.
- Substantial service on public company boards over the past two decades, including Kioxia, where he serves as Executive Chairman.
- Highly engaged Chair who has met with investors representing more than 20% of shares outstanding and attended 10 investor meetings in fiscal 2026.

Career Experience

- 1988 – 2018: Various executive and management positions at Intel Corporation, including Executive Vice President; Chief Financial Officer; Executive Vice President, Manufacturing, Operations and Sales; and Group President of Sales, Manufacturing and Operations

Select Board Experience

U.S.-Listed Companies

- Intel Corporation, a multinational technology corporation (2024 – Present)
- Wolfspeed, Inc., developer and manufacturer of silicon carbide technologies (2023 – 2025)
- Virgin America Inc., a domestic airline (2014 – 2016, until its acquisition by Alaska Airlines)
- Gevo, Inc., renewable chemicals and advanced biofuels company (2010 – 2014)

TSE-Listed Companies

- Kioxia Corporation (formerly Toshiba Memory Corporation), a flash memory and SSD company (2018 –Present)
- The Executive Chair position at Kioxia is not a "representative director" position or a position involving day-to-day management of the company. Instead, it is a customary executive chair position at a Japanese company, a part-time position involving board oversight of management that is not comparable to a U.S. public company CEO or other executive officer position.

Other

- The California Chapter of the Nature Conservancy Board of Trustees (2017 – Present)
- University of Texas McCombs School of Business Advisory Board (2007 – 2013); Lifetime Member (2013 – Present)
- Metromile, Inc. (2018 – 2021)

Education

- B.B.A., University of Texas
- M.B.A., University of Texas



Omar Abbosh

Age: 60 | Independent

Qualifications and Contributions
- Significant executive leadership experience, including as CEO of Pearson.
- Led Pearson's AI-focused transformation, bringing AI to all of its customer facing products.
- Managed Microsoft's Industry Solutions and was responsible for Microsoft's largest customers.
- Strong strategic and operational expertise from extensive leadership experience.

Career Experience
- 2024 – Present: Chief Executive Officer, Pearson
- 2020 – 2024: President, Industry Solutions, Microsoft
- 1989 – 2020: Various leadership roles, including Chief Executive, Communications, Media & Technology, Accenture

Select Board Experience
U.S.-Listed Companies
- Pearson plc, a leading British-based global learning company and education publisher (2024 – Present)
- Zuora, a cloud-based monetization platform, specializing in subscription management, billing, and revenue recognition (2020 – 2025)

Education
- M.A., Electronic Engineering, University of Cambridge
- M.B.A., Business, INSEAD



Karen Blasing

Age: 69 | Director since 2018 | Independent

Autodesk Committees: Compensation and Human Resources (Chair)

Qualifications and Contributions
- Significant executive leadership experience in the technology industry, including serving as CFO at Guidewire Software, Force 10 Networks and Nuance Communications, across different stages of their businesses.
- Established a technology platform at Guidewire Software to enhance engagement among insurers, customers and employees, and was instrumental in the company's successful transformation from a perpetual license business to a profitable recurring revenue model.
- Extensive operational and financial expertise, having served as CFO of multiple technology companies, with a track record of implementing business model changes.

Career Experience
- 2009 – 2015: Chief Financial Officer, Guidewire Software, Inc., a software platform for property and casualty insurance carriers
- 2006 – 2009: Chief Financial Officer for Force 10 Networks and Senior Vice President of Finance for Salesforce, Inc.
- Also served as Chief Financial Officer for Nuance Communications, Inc. and Counterpane Internet Security, Inc., and held senior finance roles for Informix (now IBM Informix) and Oracle Corporation

Select Board Experience
U.S.-Listed Companies
- Zscaler, Inc., a cloud security company (2017 – Present)
- GitLab, Inc., an AI-powered development, security and operations platform company (2019 – Present)
- Ellie Mae, Inc., a mortgage-focused software company (2015 – 2019)

Education
- B.A., Economics, University of Montana
- B.A., Business Administration, University of Montana
- M.B.A., University of Washington



John T. Cahill

Age: 68 | Director since 2024 | Independent

Autodesk Committees: Audit (Chair)

Qualifications and Contributions
- Deep global business and strategy experience with a successful track record of leading large, global companies as Chairman, CEO, CFO and COO through various economic cycles and operational transformations.
- Strong financial and operational expertise, including guiding a business transformation following Kraft Foods' merger with the H.J. Heinz Company to create one of the world's largest food and beverage companies, as well as The Pepsi Bottling Group's separation from PepsiCo and the execution of its IPO.
- Private equity experience, including serving as an Industrial Partner at Ripplewood Holdings, gives him a strong grounding in financial oversight and adds investor perspective to the Board.
- Extensive public board service at American Airlines, Colgate-Palmolive and other global large-cap companies brings valuable corporate governance expertise.

Career Experience
- 2026 – Present: Chairman, Kraft Heinz Company
- 2015 – 2026: Vice Chair, Kraft Heinz Company
- 2014 – 2015: Chairman and Chief Executive Officer, Kraft Foods Group, Inc.
- 2012 – 2014: Chairman, Kraft Foods Group, Inc.
- 2008 – 2011: Ripplewood Holdings LLC, a private equity firm
- 1989 – 2007: Various management and executive positions at PepsiCo and subsequently The Pepsi Bottling Group, Inc., including Chairman and Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer.

Select Board Experience
U.S.-Listed Companies
- Kraft Heinz Company, a food and beverage products company (2026 – Present)
- American Airlines Group Inc., a network air carrier that provides air transportation for passengers and cargo (2013 – Present)
- The Colgate-Palmolive Company, a public consumer products company (2005 – Present)

Other
- The Medical University of South Carolina Foundation

Education
- B.A., Harvard University
- M.B.A., Harvard Business School



Jeff Epstein

Age: 69 | Director since 2025 | Independent

Autodesk Committees: Audit

Qualifications and Contributions

- Deep financial and operational experience at large-scale SaaS companies, including serving as EVP and CFO at Oracle, where he led global finance for one of the largest and most profitable technology companies, with a market value of over $150 billion.
- Track record of scaling finance operations and guiding companies through major transformations and transactions, including as CFO of DoubleClick (which was sold to Google for $3.1 billion) and Nielsen's Media Measurement and Information Group.
- Strong venture experience as an operating partner of Bessemer Venture Partners, a venture capital and private equity firm, where he created and leads the BVP CFO Council and helps portfolio company CEOs and CFOs share best practices. Specializes in B2B Software, Marketplaces, and Vertical AI.
- Extensive service on public company boards and audit committees gives him unique insights into financial reporting rules, audit procedures and risk management oversight.
- Lecturer at Stanford University's Graduate School of Engineering and Stanford Graduate School of Business.

Career Experience

- 2011 – Present: Operating Partner and Head of Corporate Development, Bessemer Venture Partners
- 2008 – 2011: Executive Vice President, Chief Financial Officer, Oracle Inc.
- 1988 – 2004: Chief Financial Officer roles at several public and private companies, including Nielsen's Media Measurement and Information Group, DoubleClick (acquired by Google) and King World Productions (acquired by CBS).

Select Board Experience

U.S.-Listed Companies

- Okta, Inc., an identity authentication technology company (2021 – Present*)
- AvePoint, Inc., a cloud data management company (2021 – Present)
- Twilio, Inc., a cloud communications company (2017 – Present)
- Couchbase, Inc., a provider of a leading modern database for enterprise applications (2015 – 2025)
- Poshmark, Inc., an online marketplace (2018 – 2023)
- Shutterstock, Inc., a global marketplace for stock photography, images and music (2012 – 2021)
- Booking Holdings, Inc., an online travel company (2003 – 2019)

Non-Profit

- Kaiser Permanente, an integrated health care company (2013 – 2025)

Education

- B.A., Economics and Political Science, Yale University
- M.B.A, Stanford University Graduate School of Business

*Mr. Epstein has informed Okta, Inc. of his intent to resign from their board effective June 18, 2026.



Dr. Ayanna Howard

Age: 54 | Director since 2019 | Independent

Autodesk Committees: Compensation and Human Resources

Qualifications and Contributions
- Industry expert in robotics, human-computer interaction and artificial intelligence makes her uniquely qualified to oversee Autodesk's innovation pipeline, including the development of its industry-specific AI foundational models and integration of other innovative technologies.
- Cutting-edge research on robotics and artificial intelligence provides the Board with valuable technical expertise to support Autodesk's competitive marketplace position, as well as maximize productivity and efficiency both in its internal operations and productivity-enhancing software products.

Career Experience
- 2021 – Present: Dean of the College of Engineering, Professor (with tenure) Department of Electrical and Computer Engineering with joint appointment in Computer Science and Engineering, The Ohio State University
- 2013 – 2025: Founder and Board Chair of Zyrobotics Inc., a non-profit organization that provides AI-powered STEM tools for early childhood education
- 2015 – 2021: Linda J. and Mark C. Smith Professor, School of Electrical & Computer Engineering, Georgia Institute of Technology
- 2018 – 2021: Chair of the School of Interactive Computing at Georgia Tech
- 1994 – 2005: Senior Robotics Researcher and Deputy Manager in the Office of the Chief Scientist with NASA's Jet Propulsion Laboratory

Select Board Experience
U.S.-Listed Companies
- Motorola Solutions, Inc., a technology company providing services to public safety agencies and enterprises (2022 – Present)

Other
- Appointed Board Member, U.S. Defense Science Board (2022 – 2025)
- Appointed Member, U.S. National Artificial Intelligence (AI) Advisory Committee (2022 – 2025)
- 50 Over 50: Innovation, Forbes List (2024)
- Class of Fellows, National Academy of Inventors (2021)
- Appointed Board Member, Georgia's State Workforce Development Board (2018 – 2021)

Education
- B.S., Engineering, Brown University
- M.S. and Ph.D., Electrical Engineering, University of Southern California
- M.B.A., Drucker Graduate School of Management



Blake Irving

Age: 66 | Director since 2019 | Independent
Autodesk Committees: Corporate Governance and Nominating (Chair)

Qualifications and Contributions
- Extensive executive experience successfully developing and executing complex technology companies' product strategies enables him to provide oversight of Autodesk's long-term strategic plan and alignment with evolving customer needs.
- Proven track record of shareholder value creation, including transforming GoDaddy.com from a domain-name company into a global cloud platform using predictive analytics and machine learning to power its customers' digital presence, which led to a doubling of revenue and quadrupling of market value to $9 billion over his five-year tenure as CEO.
- Deep expertise in identifying key talent and cultivating strong company cultures based on innovation and determination, an important component of his success in leading and scaling successful technology companies.

Career Experience
- 2013 – 2018: Chief Executive Officer, GoDaddy Inc.
- 2010 – 2012: Chief Product Officer, Yahoo! Inc.
- 2009 – 2010: Professor, Pepperdine Graziadio Business School
- 1992 – 2007: Various senior and management roles at Microsoft Corporation, including most recently as Corporate Vice President of Windows Live Platform Group

Select Board Experience
U.S.-Listed Companies
- DocuSign, Inc., a provider of secure document-management services (2018 – Present)
- ZipRecruiter, Inc., an online marketplace for job seekers and employers (2018 – Present)
- GoDaddy Inc., a provider of solutions for entrepreneurs (2014 – 2018)

Other
- Flowhub, LLC (2020 – Present)
- McLaren Racing Advisory Board (2018 – Present)

Education
- B.A., Art, San Diego State University
- M.B.A., Pepperdine Graziadio Business School



Ram R. Krishnan

Age: 55 | Director since 2024 | Independent

Autodesk Committees: Compensation and Human Resources

Qualifications and Contributions
- Significant executive leadership experience, including as COO of Emerson Electric Co., a leading Fortune 500 global industrial automation company, enables him to oversee Autodesk's long-term strategy as it relates to global sales, business development, supply chain operations, information technology and M&A.
- Extensive technology and software expertise, as well as customer insights, particularly in complex lifecycle automation, providing valuable to insights to support Autodesk's product development and alignment with evolving customer needs.
- Led major strategic transactions, including Emerson's $8.2 billion acquisition of National Instruments and the majority stake and eventual full acquisition of Aspen Technology, now valued at $17 billion, enhancing the company's industrial software capabilities.

Career Experience
- 1994 – Present: Various management and executive positions at Emerson Electric Co., including Executive Vice President and Chief Operating Officer (February 2021 – Present); President of Final Control (November 2017 – February 2021); President of Flow Solutions; Vice President of Profit Planning; and Perfect Execution

Select Board Experience
U.S.-Listed Companies
- Aspen Technology, Inc., a provider of supply chain management software and professional services (2022–2025)

Education
- B.S., Metallurgical Engineering, Indian Institute of Technology
- M.S., Materials Engineering, Rensselaer Polytechnic Institute
- M.B.A, Xavier University



Rami Rahim

Age: 55 | Director since 2022 | Independent

Autodesk Committees: Corporate Governance and Nominating

Qualifications and Contributions
- Extensive experience in the technology industry, including as CEO of Juniper Networks, a leader in secure AI native networks, enables him to oversee Autodesk's long-term strategic plan, with particular insights into AI and cybersecurity.
- Transformed Juniper's strategy and product offerings from hardware-centric solutions into cloud-delivered SaaS solutions almost quadrupling Juniper's annual recurring revenue (ARR) in five years, redefining the company's future and solidifying its position as a leader in AI.
- Led Juniper Networks to its acquisition by Hewlett Packard Enterprise.

Career Experience
- 2025 – Present: Executive Vice President, President, & General Manager, Networking, HPE
- 2014 – 2025: Chief Executive Officer, Juniper Networks, Inc.
- 1997 – 2014: Various leadership positions at Juniper Networks, including Executive Vice President and General Manager of the Juniper Development and Innovation (JDI) organization; Executive Vice President and General Manager of Platform Systems Division for routing and switching; Senior Vice President of the Edge and Aggregation Business Unit (EABU); and Vice President and General Manager of EABU

Select Board Experience
U.S.-Listed Companies
- Juniper Networks, Inc., a networking and cybersecurity company (2014 – 2025)

Education
- B.S., Electrical Engineering, University of Toronto
- M.S., Electrical Engineering, Stanford University
- Member of Institute of Electrical and Electronics Engineers (IEEE)



A. Christine (Christie) Simons

Age: 63 | Director since 2025 | Independent

Autodesk Committees: Audit

Qualifications and Contributions
- Brings over 30 years of experience advising public companies in audit and accounting, financial management and reporting, internal controls and completing several debt and equity transactions which further enhances the Board's financial oversight capabilities.
- Former Senior Partner at Deloitte serving global technology clients in various leadership roles, including leading the firm's Global Semiconductor Center of Excellence and leading the U.S. Technology, Media & Telecommunications (TMT) Audit & Assurance practice.
- Deep understanding of the business, economic and compliance environments in which Autodesk and many of its global customers operate.

Career Experience
- 1994 – May 2025: Various leadership positions as a Senior Partner at Deloitte, including leading Deloitte's Global Semiconductor Center of Excellence and the U.S. Technology, Media & Telecommunications (TMT) Audit & Assurance practice. She also built the firm's Emerging Growth Company practice in San Francisco and has led the Global Offerings Services group in Taiwan.

Select Board Experience
U.S.-Listed Companies
- Micron Technology, Inc., a memory and storage solutions provider (2025 – Present)

Other
- Board of Directors, California Society of CPAs (2018 – 2022); Chair (2021 – 2022)
- Audit Committee member, American Leadership Forum in Silicon Valley (2013 – 2019)

Education
- B.S., International Business and Finance, University of Boulder Colorado's Leeds School of Business

Board Leadership Structure

During fiscal year 2026, and since June 2018, Stacy J. Smith has served as our non-executive Chair of the Board. Mr. Smith brings more than two decades of experience as a senior executive in the technology industry, which provides him with critical insight into the operational requirements of a global company, and management and consensus-building skills. These attributes deeply qualify him to lead our Board. As Chairman of Autodesk, Mr. Smith has played a critical role in guiding Autodesk through key transitions, leveraging his deep institutional knowledge to help position the company for continued success. His tenure on the Board, combined with his expertise in leading complex organizations through transformation, makes him highly qualified to oversee Autodesk's ongoing evolution and execution of its strategic priorities.

In his role, Mr. Smith brings his deep understanding of the business to focus on the right strategic opportunities and highlight key risks for the Board's review. Mr. Smith sets the agenda for each meeting of the Board, in consultation with our CEO, presides at executive sessions, and facilitates communication between the Board, management, and stockholders.

The Board regularly evaluates its leadership structure to ensure that it supports effective independent oversight of Autodesk. Our Corporate Governance Guidelines direct the Board to fill the Chair of the Board and Chief Executive Officer positions after considering a number of factors, including the current size of our business, composition of the Board, current candidates for such positions, and our succession planning goals. Currently, we separate the positions of CEO and non-executive Chair of the Board. In the event the Chair is not an independent director, our Corporate Governance Guidelines provide that the Board must elect a Lead Independent Director. Separating the positions of CEO and Chair of the Board allows our President and CEO to focus on our day-to-day business, while allowing the Chair to lead the Board in its fundamental role of providing independent advice to, and oversight of, management. The Board believes that having an independent director serve as Chair is the appropriate leadership structure for Autodesk at this time and demonstrates our commitment to good corporate governance.

In addition, as described below, our Board has three standing committees consisting entirely of independent directors. The Board delegates substantial responsibility to these committees, which report their activities and actions back to the full Board. We believe having independent committees with independent chairs is an important aspect of the leadership structure of our Board.

Stockholder Engagement

Our Board is committed to ensuring that stockholder insights and feedback inform our strong governance practices. We maintain an open dialogue and actively engage with our stockholders to ensure we thoughtfully consider a diversity of perspectives on issues including strategy, financial and business performance, our executive and employee compensation programs, sustainability, workforce diversity, board composition and governance, and a broad range of sustainability issues. We are open to feedback from all stockholders and occasionally invite stockholders to present to our Board.

The office of our Corporate Secretary coordinates annual stockholder engagement with our Investor Relations team and provides a summary of all relevant feedback to our Board. In fiscal year 2026, members of our management team and, in certain instances, independent members of our Board continued our regular outreach and held meetings with stockholders representing over half of Autodesk shares, and provided stockholder feedback to the Board. In addition, throughout the year our Investor Relations team engages with our stockholders, frequently, along with Andrew Anagnost, our CEO, Janesh Moorjani, our CFO, and in certain instances, Stacy J. Smith, our Chair.

Fiscal Year 2026 Board Meetings

Each quarter, our Board holds Committee and Board meetings. At each quarterly Board meeting, time is set aside for the independent directors to meet without management present. Additional executive sessions are held as needed. In addition to the quarterly meetings, typically there are other regularly scheduled committee meetings each year.

During fiscal year 2026, the full Board held a total of 13 meetings (including regularly scheduled and special meetings), and its three standing committees (an Audit Committee, a Compensation and Human Resources Committee, and a Corporate Governance and Nominating Committee) held a collective total of 17 meetings. Each director attended 100% of the meetings of the Board and committees, except for one director who attended 7 out of 8 meetings, during fiscal year 2026.

Directors are encouraged, but not required, to attend the Annual Meeting of Stockholders. All of our then-sitting directors attended the 2025 Annual Meeting of Stockholders.

The following table sets forth the number of meetings held by our Board and the committees during fiscal year 2026:

	Board	Audit	Compensation and Human Resources	Corporate Governance and Nominating
Number of meetings held in fiscal year 2026	13	8	6	3

Board Committees

To support effective corporate governance, our Board delegates certain responsibilities to its committees, who report on their activities to the Board. These committees have the authority to engage legal counsel or other advisors or consultants as they deem appropriate to carry out their responsibilities.

The table below provides summary information about each current director's committee membership followed by a summary of each committee's responsibilities. Each committee has a charter describing its specific responsibilities which can be found on our website at https://investors.autodesk.com/corporate-governance/highlights. The following table reflects changes in certain board committee leadership and membership as of March 31, 2026.

Name	Independent	Committees		
		Audit Committee	Compensation and Human Resources Committee	Corporate Governance and Nominating Committee
Andrew Anagnost				
Stacy J. Smith	✓ CB			✓
Karen Blasing	✓		C	
John T. Cahill	✓	C		
Jeff Epstein	✓	✓		
Dr. Ayanna Howard	✓		✓	
Blake Irving	✓			C
Ram R. Krishnan	✓		✓	
Stephen Milligan	✓	✓		
Rami Rahim	✓			✓
A. Christine (Christie) Simons	✓	✓		

Audit Committee

The Audit Committee oversees Autodesk's financial statements, compliance with our corporate, accounting, and reporting processes, our system of internal accounting and financial controls, and our management of related risks.

The Audit Committee's responsibilities also include:

- selection, compensation, engagement, retention, termination, and services of our independent registered public accounting firm, including conducting a review of its independence;
- reviewing with management and our independent registered public accounting firm the adequacy of our system of internal financial and disclosure controls;
- reviewing our critical accounting policies and the application of accounting principles;
- reviewing our treasury policies and tax positions;
- overseeing the performance of our internal audit function;
- establishing and overseeing compliance with the procedures for handling complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for confidential, anonymous submission of concerns by employees regarding accounting and auditing matters; and
- overseeing our management of cybersecurity risks relating to financial, accounting, and internal controls matters.

See the Report of the Audit Committee of the Board of Directors on page 72 for more information regarding the functions of the Audit Committee.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee oversees our corporate governance principles and policies, as well as the process to identify and nominate qualified individuals for Board membership, and Board and committee evaluations.

The Corporate Governance and Nominating Committee's responsibilities include:

- developing general criteria regarding the qualifications and selection of members of the Board;
- determining skills, characteristics, and experiences desired for candidates and overseeing director succession planning;
- recommending candidates for election to the Board;
- developing overall governance guidelines;
- periodically reviewing matters related to our policies and practices concerning environmental, social and governance ("ESG") initiatives, political contributions and lobbying activities;
- overseeing the performance and evaluation of the Board and individual directors; and
- reviewing and making recommendations regarding director composition and the mandates of Board committees.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee oversees the compensation and benefits for our executive officers, recommends our CEO's compensation to the independent members of the Board for approval, and grants stock options, RSUs, and PSUs to executive officers and non-executive employees under our stock plans.

As non-employee directors, the members of the Compensation and Human Resources Committee are not eligible to participate in Autodesk's discretionary employee stock programs. For Fiscal Year 2026, RSUs were granted in June 2025 to all our non-employee directors, automatically, pursuant to the Director Compensation Policy and under the 2025 Equity Incentive Plan.

The Compensation and Human Resource Committee's responsibilities also include:

- reviewing and approving the corporate goals and objectives relevant to our CEO and executive officer compensation;
- evaluating CEO and executive officer performance;
- reviewing executive and leadership development policies and practices;
- reviewing and administering Autodesk's clawback policy;
- reviewing succession plans for our CEO and other senior management;
- periodically reviewing matters related to human capital management;
- overseeing matters relating to stockholder approval of executive compensation, including advisory say-on-pay votes; and
- overseeing the management of risks associated with our compensation policies and programs.

See the section titled "Compensation Discussion and Analysis" for a description of our processes and procedures for determining executive compensation. The Compensation and Human Resources Committee may form and delegate authority to subcommittees when appropriate.

The Compensation Committee Report is included in this Proxy Statement on page 48.

Independence of the Board and our Governance Practices

Our Board believes independence is a critical component of our governance strategy, and that it's continued independence enables it to be objective in carrying out its oversight responsibilities. Our Corporate Governance Guidelines provide that a substantial majority of our directors will be independent and that each Committee will be made up of solely independent directors. Autodesk's independent directors meet regularly in executive session, without management present, as part of the quarterly Board meetings, with the intent to facilitate open discussion. Stacy J. Smith, our Chair, presides at these executive sessions.

Each year, and before a new director is appointed, the Board must affirmatively determine a director has no relationship that would interfere with the exercise of independent judgment in carrying out their responsibilities as a director. Annually, each director also completes a detailed questionnaire that provides information about relationships that might affect the determination of independence. Autodesk management provides the Corporate Governance and Nominating Committee and the Board with the relevant information from the questionnaires along with known facts and circumstances of any relationship bearing on the independence of a director or nominee. The Corporate Governance and Nominating Committee then completes an assessment of each director considering all known relevant facts and circumstances concerning any relationship bearing on the independence of a director or nominee. This process includes evaluating whether any identified relationship otherwise adversely affects a director's independence and affirmatively determining that the director has no material relationship with Autodesk, another director, or as a partner, stockholder, or officer of an organization that has a relationship with Autodesk. As part of its annual review process, our Corporate Governance and Nominating Committee also considers a director's tenure.

As required by the Nasdaq listing standards, a majority of the members of our Board qualify as "independent." The Board has determined that, with the exception of Dr. Anagnost, our President and CEO, all of its current members are "independent directors" as that term is defined by applicable Nasdaq listing standards. That definition includes a series of objective tests, including that the director is not an employee of the company and has not engaged in various types of business dealings with the company. In addition, as further required by applicable Nasdaq listing standards, the Board has made a subjective determination as to each independent director that no relationships exist that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Based on the review and recommendation by the Corporate Governance and Nominating Committee, the Board analyzed the independence of each current director. The Board determined that each of Mses. Blasing, Howard, and Simons, and Messrs. Cahill, Epstein, Irving, Krishnan, Milligan, Rahim, and Smith meet the standards of independence under our Corporate Governance Guidelines and the Nasdaq listing standards, including that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment. In addition, the Board determined that each of Mary T. McDowell, Lorrie M. Norrington, and Reid French, who were formerly directors in fiscal 2026, met the standards of independence under our Corporate Governance Guidelines

and the Nasdaq listing standards during their service, including that each such director was free of any relationship that would interfere with his or her individual exercise of independent judgment.

Certain Relationships and Related Party Transactions

Compensation Committee Interlocks

The members of the Compensation and Human Resources Committee during fiscal 2026 included Karen Blasing, Reid French, Dr. Ayanna Howard, Blake Irving, Ram R. Krishnan, Mary T. McDowell, and Rami Rahim and the current members are Karen Blasing, Dr. Ayanna Howard, and Ram R. Krishnan. No director who served as a member of the Compensation and Human Resources Committee during fiscal year 2026 is or was formerly an officer or employee of Autodesk or any of its subsidiaries. No interlocking relationship existed between any director who served as a member of the Compensation and Human Resources Committee during fiscal year 2026 and the compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Related Party Transactions

Our Audit Committee has established a written policy and procedures for review and approval of related-party transactions. Autodesk's Related Party Transactions Policy states that all transactions between Autodesk and its wholly owned subsidiaries and any of its directors, executive officers, nominees for director or owners of 5% or more of our stock, or their immediate family members, where the amount involved exceeds $120,000, require the approval of both our Chief Financial Officer and the Audit Committee. If a related-party transaction subject to review involves directly or indirectly a member of the Audit Committee or the Chief Financial Officer (or one of their immediate family members), such Audit Committee member or Chief Financial Officer will recuse him or herself from the review. The Chief Financial Officer and the Audit Committee shall approve or ratify only those transactions that are deemed to be not inconsistent with the best interests of the Company as a whole. Non-routine transactions with vendors and suppliers of Autodesk and its wholly-owned subsidiaries require the prior written approval of the Chief Accounting Officer.

During fiscal year 2026, there were ordinary course transactions between Autodesk and certain related entities, for example for the purchase of software licenses by companies of which a director is an executive officer or where an executive officer was previously employed. None of these transactions constituted a related-party transaction that required approval by the Audit Committee.

Director Orientation and Continuing Education

Our orientation programs are designed to familiarize new directors with our businesses, strategies, and policies and assist new directors in developing knowledge about Autodesk and the industry to optimize their service on the Board.

Regular continuing education programs enhance directors' skills and knowledge to perform their responsibilities. These programs may include internally developed programs or programs presented by third parties.

In September 2025, the majority of our directors attended Autodesk University, which is our learning event of the year geared towards design professionals, in order to hear new ideas and inspiring stories from our executives, leaders, and customers.

Director Stock Ownership Policy

To align the interests of our directors and stockholders, our directors are required to own Autodesk shares equal in value to at least five times the base annual cash retainer payable to a director. Each of our directors complied with our stock ownership policy in fiscal year 2026.

Outside Board Memberships

We have a highly experienced and engaged Board of Directors. We value the diverse perspectives that our directors' outside board memberships bring to our boardroom. Directors who serve on other public company boards offer advice and insights regarding the dynamics and operation of a board of directors, the relationship of a board with senior management, and oversight of a changing mix of strategic, operational, and compliance-related matters.

In order to ensure sufficient time and attention to meet the responsibilities of Board membership, our Corporate Governance Guidelines state that directors shall serve on no more than four boards of directors of publicly traded companies, including our Board, without consent of the Corporate Governance and Nominating Committee. Additionally, if a director is also an active executive officer of a publicly traded company, the director may not serve on more than two publicly traded company boards of directors, including our Board, without the consent of the Corporate Governance and Nominating Committee. Per our Corporate Governance Guidelines, directors advise the Chair of the Board or the Lead Independent Director, as applicable, and the Chair of the Corporate Governance and Nominating Committee before accepting an invitation to serve on an additional for-profit corporate board. The Corporate Governance and Nominating Committee reviews the composition of the Board, including matters such as other board commitments, on an annual basis in the context of recommending a slate of directors for stockholder approval. Following its review, the Corporate Governance and Nominating Committee affirmed that each director nominee has sufficient capacity to continue effectively serving on our Board and is compliant with the limitations on other board commitments as established in our Corporate Governance Guidelines.

Director Selection, Qualifications, and Evaluations

Our stockholders elect our Board of Directors annually. In making its annual director nominations determination, the Board's objective is to recommend a group of directors that can best ensure the continuing success of our business and represent stockholder interests through the exercise of sound judgment using its diversity of experience and perspectives.

The Corporate Governance and Nominating Committee recommends to the Board candidates for election and membership criteria for Board nominations. As part of this process, the Corporate Governance and Nominating Committee works with the Board to determine the skills, characteristics, and experiences desired for potential candidates, taking into account the current composition and size of the Board and recent Board, committee, and individual director evaluations, among other considerations. The Corporate Governance and Nominating Committee retains any search firm involved in identifying potential candidates and approves their fees.

In its evaluation of director candidates, including the members of the Board eligible for re-election, the Corporate Governance and Nominating Committee seeks to achieve a balance of knowledge, experience, and skills on the Board. The Corporate Governance and Nominating Committee considers many factors, including integrity, judgment, diversity (including gender, sexual orientation, age, and ethnicity), expertise, business experience, length of service, independence, and other commitments, as well as any relationships between directors and Autodesk's customers and suppliers.

This Proxy Statement includes a table summarizing the key qualifications, skills, and attributes currently most relevant to the decision to nominate candidates to serve on the Board. As the Board strives to maintain a broad set of skills and attributes, it also expects that each member will be able to understand and contribute meaningfully to the oversight of the range of material business, risk, and regulatory issues the Company faces. Management's responsibility includes educating and communicating to the Board in a way that enables effective oversight of this broad set of issues. When searching for new directors, the Board endeavors to actively seek out highly qualified women and individuals from underrepresented communities to include in the pool from which nominees are chosen. We aim to create a Board with various experiences and backgrounds to provide our complex, global company with thoughtful and engaged oversight. The Corporate Governance and Nominating Committee assesses the effectiveness of its efforts through periodic evaluations of the Board's composition.

While we have not established specific minimum qualifications for director candidates, the Board believes that nominees must reflect a Board that comprises directors who are predominantly independent, have high integrity, possess broad knowledge and experience at the policy-making level in business or technology, including

an understanding of the software industry and Autodesk's business in particular, be able to increase overall Board effectiveness, and have varied and divergent experiences, viewpoints, and backgrounds.

When the Corporate Governance and Nominating Committee recruits new director candidates, that process typically involves either an independent search firm or a member of the Corporate Governance and Nominating Committee contacting a prospect to assess interest and availability. A candidate will then meet with members of the Board and Dr. Anagnost, and then meet with members of management as appropriate. At the same time, the Corporate Governance and Nominating Committee and the search firm will contact references for the candidate. A background check is completed before a final candidate recommendation is made to the Board.

Stockholders have previously elected all Board nominees, except for Mr. Epstein and Ms. Simons, who were appointed to the Board following the conclusion of the 2025 Annual Meeting of Stockholders pursuant to the cooperation letter agreement entered into with Starboard Value and Opportunity Master Fund Ltd and certain of its affiliates, and Mr. Abbosh, who is a new nominee.

Stockholder Recommendations and Nominations of Director Candidates

It is the policy of the Corporate Governance and Nominating Committee to consider recommendations for candidates from stockholders. Stockholder recommendations for candidates to the Board must be directed in writing to Autodesk, Inc., One Market Street, Ste. 400, San Francisco, California 94105, Attention: Corporate Secretary, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and Autodesk within the last three years, and evidence that the nominating person owns Autodesk stock.

In addition, our Bylaws provide for proxy access nominations of director candidates by eligible stockholders. Stockholders who wish to nominate directors for inclusion in our proxy materials or directly at an annual meeting of stockholders in accordance with the procedures in our Bylaws should follow the instructions under "Questions and Answers About the 2026 Annual Meeting of Stockholders and Procedural Matters." Appropriately nominated proxy access candidates or candidates who comply with both our Bylaws and SEC Rule 14a-19 will be included in the proxy statement and ballot.

Board Evaluations

The Board is committed to a robust and constructive evaluation process as an essential part of good corporate governance and Board effectiveness. The Corporate Governance and Nominating Committee annually evaluates the performance of the Board. In fiscal year 2026, this evaluation process included using the services of third-party corporate governance experts to assist with the evaluation questionnaires. The results were reported to and discussed with the Board. The report includes an assessment of the Board's compliance with certain principles found in the Corporate Governance Guidelines and identifies areas in which the Board could enhance its performance.

The annual evaluation process is designed to elicit feedback on the processes, structure, composition, and effectiveness of the Board and its committees. Furthermore, it assesses individual director performance and contribution levels. The evaluation results have led to strategic changes to increase Board effectiveness, including providing clarity on key areas for the Board's focus over the coming year, input on Board composition and recruiting, and information on how to best operationalize Board and committee meetings.

In addition, each committee annually evaluates its performance and reports the results to the Board. In fiscal year 2026 the evaluation of each committee included an assessment of the committee's compliance with the principles in its charter, and identified areas in which the committee could enhance its performance.

Corporate Governance Guidelines

We believe the highest standards of corporate governance and business conduct are essential to running our business efficiently, serving our stockholders well, and maintaining our integrity in the marketplace. Over the years, we have devoted substantial attention to the subject of corporate governance and have developed Corporate

Governance Guidelines, which set forth the principles that guide our Board in overseeing corporate governance, maintaining its independence, evaluating its own performance and the performance of our executive officers, and setting corporate strategy. The Board reviews our governance practices, corporate governance developments, and stockholder feedback on a regular basis to ensure continued effectiveness. The Board first adopted the Corporate Governance Guidelines in December 1995 and has refined them periodically since. The Corporate Governance Guidelines are available on our website at https://investors.autodesk.com/corporate-governance/highlights.

Code of Business Conduct and Code of Ethics

In addition, we have had a longstanding Code of Business Conduct for our directors and employees as well as a Code of Ethics for Senior Executive and Financial Officers, including our principal executive officer, principal financial officer, principal accounting officer, all senior vice presidents, and all individuals reporting to our principal financial officer, to ensure that our business is conducted in a consistently legal and ethical manner. These codes are reviewed periodically and updated as appropriate. Our current Code of Business Conduct and Code of Ethics for Senior Executive and Financial Officers are available on our website at https://investors.autodesk.com/corporate-governance/highlights. We will post in the Investor Relations section of our website any amendment to our Code of Business Conduct or Code of Ethics for Senior Executive and Financial Officers, as well as any waivers of these Codes that are required to be disclosed by the rules of the SEC or the Nasdaq.

Risk Oversight

Our Board, as a whole and through its committees, is responsible for the oversight of risk management. Senior management is responsible for the day-to-day management of the material risks Autodesk faces. In its oversight role, our Board must satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. The involvement of the full Board in setting our business strategy at least annually is a key part of its oversight of risk management, its consideration of management's appetite for risk, and its determination of what constitutes an appropriate level of risk. The full Board receives regular updates from our senior management and outside advisers regarding certain risks Autodesk faces, including litigation, artificial intelligence, cybersecurity, data privacy, corporate governance, and various operating risks.

We have been building and utilizing artificial intelligence in our business for almost a decade, and we recognize that AI presents both significant opportunities to advance Autodesk's capabilities and important risks that require thoughtful governance. Accordingly, oversight of AI is integrated into our broader enterprise risk management process, and the full Board exercises oversight of AI from both and risk and strategic opportunity perspective.

In addition, while our Board is responsible for monitoring and assessing strategic risk exposure, our committees are charged with specific areas of risk oversight, as summarized below:

- *Audit Committee.* Our Audit Committee is responsible for overseeing the management of risks associated with Autodesk's financial reporting, accounting, and auditing matters, as well as cybersecurity risks relating to financial, accounting, and internal controls matters.

- *Compensation and Human Resources Committee*. Our Compensation and Human Resources Committee oversees our executive officer succession planning and risks associated with our compensation policies and programs.

- *Corporate Governance and Nominating Committee*. Our Corporate Governance and Nominating Committee oversees the management of risks associated with director independence, conflicts of interest, composition and organization of our Board, and director succession planning. Board committees report their findings to the full Board.

Senior management attend all meetings of the Board and its standing committees and are available to address any questions or concerns raised by the Board regarding risk management and any other matters. The Board holds annual strategic planning sessions with senior management to discuss strategies, key challenges, and risks and opportunities for Autodesk.

Executive Succession Planning and Leadership Development

The Board believes one component of our long-term success is planning for CEO succession and overseeing the development and succession of other members of our executive leadership team. The Board and our Compensation and Human Resources Committee work together with our CEO and our Chief People Officer to develop a succession plan. In developing the plan, they consider Autodesk's current and future business strategies, organizational needs, competitive challenges, individual leadership and management potential and development and emergency situations.

Contacting the Board

Communications from stockholders to the Board, or specific members of the Board, should be addressed to the Chair of the Board using one of the below methods. All such communications will be initially received and processed by the office of our Corporate Secretary.



Autodesk, Inc., c/o Chief Legal Officer,
One Market Street, Ste. 400,
San Francisco, California 94105,
Attention: Non-Executive Chair



board-administrator@autodesk.com

Governance and Impact Programs

Impact at Autodesk

Autodesk is committed to advancing a more sustainable, resilient, and inclusive world. We take action as a business to support our employees, customers, and communities in our collective opportunity to design and make a better world for all.

We focus our efforts to advance positive outcomes across three primary areas: energy and materials, health and resilience, and work and prosperity. These impact opportunity areas are derived from the UN Sustainable Development Goals ("SDGs") and have been identified through a multi-pronged process to align the top needs of our stakeholders, the issues that are most important to our business, and the areas we are best placed to accelerate positive impact at scale.

These opportunities primarily manifest as outcomes through how our customers leverage our technology to design and make net-zero carbon buildings, resilient infrastructure, more sustainable products, and a thriving workforce. We support and amplify these opportunities through powering our business with 100% renewable energy, neutralizing greenhouse gas emissions associated with our operations, developing an inclusive culture and supporting students and educators with tools and training to equip the next generation of innovators. We advance these opportunities with industry innovators through collaboration with our customers and partners, deploying philanthropic capital to changemakers, and providing software donations, and training to our wider ecosystem. Autodesk committed to target 1% of annual operating profit for the long-term support of our impact programs, which includes our philanthropic work and our climate commitments.

These programs align with our operational priorities and long-term growth strategy. We aim to maintain our commitments, fostering trust with stakeholders and enabling compliance with global regulations.

Board Engagement and Oversight

Our Board is committed to building trust with our employees, customers, and communities through strong corporate governance, effective oversight, and strategic engagement. We leverage our governance structure to help ensure that our sustainability and human capital efforts are coordinated across all areas of our business. Our Board has

oversight responsibility for ESG, with assistance from our Corporate Governance and Nominating Committee and our Compensation and Human Resources Committee in specific areas defined in their committee charters.

Our Board receives updates from management on our environmental, social, and governance initiatives and values feedback from our stockholders on these efforts. In fiscal year 2026, members of our management team, and in certain instances independent members of our Board, met with stockholders owning over half of our outstanding shares, and met with many of our top investors to discuss topics including strategy, our executive and employee compensation programs, workforce diversity, board composition, and a broad range of ESG issues, including Autodesk's efforts to reduce greenhouse gas emissions associated with the industries we serve. Our directors also engage with our employees in various ways throughout the year, developing direct relationships below the executive management level. For example, members of our Board attend Autodesk's annual leadership meetings, participate in fireside chats with employees, and visit our technology centers and other facilities.

Our Impact Team, led by our Chief Sustainability Officer, has direct responsibility for setting and implementing our corporate sustainability strategy, with oversight from our CEO and Board. This role also chairs the Impact and Governance Committee, an internal management body responsible for oversight and coordination of impact and governance issues across the business. The Impact Team reports on sustainability matters and major initiatives, including progress against sustainability goals and targets, to our CEO and Board.

Talent and Human Capital Management

Global Culture and Belonging

Autodesk views our culture and belonging efforts as directly linked to high performance and unlocking human ingenuity. Our commitment to maintaining a global workforce is grounded in our values and how we work, being inclusive, respectful, and collaborative. Our culture seeks to enable Autodesk employees to do their best work, innovate, contribute to the success of our company, and prosper.

We believe there are markets for talent that remain untapped or underutilized, which drives our sourcing and networking efforts. We do this by widening our talent pipelines to attract and retain the most capable, skilled, and top-tier professionals from all backgrounds. This strategy strengthens our ability to meet and speak to an ever-expanding customer base, fueling our competitive edge, increasing customer trust, and driving sustainable growth and success in a dynamic global marketplace.

Finally, we are an equal opportunity employer that does not discriminate in recruiting, hiring, training, or promoting on any basis protected by law. Additional information on our Global Culture and Belonging program can be found on our website at autodesk.com/company/global-belonging. Information contained on or accessible through our website is not part of or incorporated by reference into this report.

Professional Development and Employee Impact

We believe career development plays an important role in keeping our employees engaged and in providing additional opportunities for them to grow and build their careers. Autodesk offers extensive professional and technical development opportunities for our employees. These include self-service online modules and personalized learning paths, professional and management development programs, and a tuition reimbursement program.

We also encourage our employees to advance our vision for a better world and support their professional development by participating in our pro bono consulting program, using paid time to volunteer, and have their charitable giving matched by the Autodesk Foundation.

Total Rewards

To attract, retain, and support our employees, we offer competitive compensation and benefits programs, several of which include an element of choice to meet the needs of our global population. In addition to competitive base pay and opportunities to receive short-term incentives, the majority of our employees are eligible to participate in our long-term plans. We also have comprehensive health and wellness benefits, a generous time off program, an

employee stock purchase plan, sabbaticals, retirement plans, financial support programs, financial tools and education, and an employee assistance program.

Education

Autodesk is committed to helping students gain the in-demand skills and certifications needed to demonstrate they are prepared for current and emerging roles in the industries we serve. We offer free educational licenses of Autodesk's complete portfolio of professional software to verified students, educators, and accredited educational institutions worldwide. Additionally, we offer self-paced, modular learning and curriculum for K-12, post-secondary students, and educators. Our intention is to make Autodesk software the preferred choice for those poised to become the next generation of design, engineering, and construction professionals.

Sustainability

Climate Change

In addressing the global challenges posed by climate change, we make it possible for our customers to innovate and respond to associated changes in regulation, building code, physical climate parameters, and other climate-related developments. This effort can directly and indirectly create more demand for existing and new Autodesk products and services in the short and long-term. Furthermore, our leadership is committed to taking climate action and that commitment goes hand in hand with our values and reputation in the marketplace.

Climate Change Management Actions

To drive continued progress and meet growing demand, we continue to expand the solutions, education, and support we offer, helping customers secure a competitive advantage for a low-carbon future by designing high-performance buildings, resilient cities and infrastructure, and more efficient transportation and products. To continue to grow this market, we invest in our tools to meet customer demand as well as provide software and support to early-stage entrepreneurs, nonprofit organizations, and start-up companies who are designing clean technologies. We are expanding these offerings based upon demand and opportunity in response to challenges posed by climate change.

Internally, we are investing in best practices to mitigate our greenhouse gas emissions ("GHGs") and climate change risk through investments in renewable energy, energy efficiency, and disaster management and recovery strategies. Our enterprise risk management process considered how climate impacts could affect and potentially amplify the overall significance of each identified risk and opportunity. We regularly assess risks and opportunities in this area and respond accordingly.

Emissions Performance & Other Key Performance Indicators

In fiscal year 2025, we made progress on our science-based GHG reduction target, to reduce Scope 1 and Scope 2 GHGs 50%, and reduce Scope 3 GHGs per dollar of gross profit 55%, by fiscal year 2031, compared to fiscal year 2020. Additionally, in fiscal 2025, we were responsible for 155,000 metric tons of carbon dioxide equivalent emissions across our market-based operational boundary. This represents a 32% reduction compared to our fiscal year 2020 base line. In addition, our residual 155,000 metric tons of CO2e emissions were neutralized through the procurement of high quality carbon offsets credits.

Impact Reports

More information about our sustainability financing and commitment can be found in our annual Impact Reports, which we have published on our website since 2008. Our fiscal 2026 Impact Report will be published in fiscal 2027. Information contained on or accessible through our website is not part of or incorporated by reference into this report.

Philanthropy

The Autodesk Foundation (the "Foundation"), a privately funded 501(c)(3) charity organization established and solely funded by us, leads our philanthropic efforts. The purpose of the Foundation is twofold: to support employees to create a better world at work, at home, and in the community by matching employees' volunteer time and donations to nonprofit organizations; and to support organizations using design and make solutions to drive positive impact. In the latter case, we use philanthropic capital, software donations, and training to accomplish this goal, selecting the most impactful and innovative organizations around the world who are innovating to create a better future for our planet. On our behalf, the Foundation also administers a discounted software donation program to nonprofit organizations, entrepreneurs, and others who are developing design solutions that will shape a more sustainable future.

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of our business performance in fiscal year 2026, highlights the key components and structure of our executive compensation program for our Named Executive Officers ("NEOs"), discusses the principles underlying our compensation policies and practices, and addresses other matters we believe explain and demonstrate our performance-based compensation philosophy. Our NEOs for fiscal year 2026, in accordance with SEC rules and regulations, are:

Executive Officers	Job Titles
Andrew Anagnost	President and Chief Executive Officer, Board Director
Janesh Moorjani	Executive Vice President and Chief Financial Officer
Steven M. Blum	Executive Vice President and Chief Operating Officer
Ruth Ann Keene	Executive Vice President, Corporate Affairs, Chief Legal Officer and Corporate Secretary
Rebecca Pearce	Executive Vice President and Chief People Officer

Executive Summary

Fiscal Year 2026 Strategic Priorities and Performance Highlights

Fiscal 2026 marked another year of strong execution for Autodesk. We delivered record revenue, operating income and free cash flow, demonstrating the durability of our strategy and the resilience of our business model.

Over the past decade, we successfully executed one of the most far-reaching transformations in enterprise software —redefining our business model, transitioning our go-to-market, reimagining our products, and scaling our platform. In January, we completed the final phase of our go-to-market optimization, and while actions like this are difficult and complex, in executing them, we are making Autodesk more resilient and unlocking new avenues for growth and margin expansion.

We're also enhancing our portfolio with cloud-based platforms and capabilities that seamlessly connect Design, Make, and Operate workflows and enable partners and customers to expand and customize our solutions to deliver more value and expand our addressable market opportunity.

We are defining the AI revolution for our industries, to empower customers with new task, workflow, and system automations; and capturing shared value through subscription, consumption, and outcomes-based business models that blend human and machine capabilities. The coming year will see the roll-out of powerful AI capabilities built on

a combination of frontier vision-language models and our proprietary foundation models that understand 3D design and make.

Building meaningful AI for the physical world requires high-fidelity data, deep industry context, and specialized expertise—capabilities Autodesk has been building for almost a decade. Scaling and monetizing it requires a platform and next-generation business models and go-to-market strategy. Few companies have all these advantages. Autodesk does. It is not a coincidence. We have been preparing for, and working towards, the cloud and AI for more than a decade. While some new entrants have some of the required capabilities, they lack the data and context needed to deliver value.

We enter fiscal 2027 with confidence. The pace of our innovation continues and we remain disciplined and focused on the controllable factors that drive our revenue, operating margin, earnings per share, and capital allocation, which are the key building blocks of free cash flow per share. We've never been more confident in the long-term value we are creating for our customers, for the industries that shape the world, and for you, our stockholders.

REVENUE	GAAP OPERATING INCOME	NON-GAAP OPERATING INCOME (1)
▲ 18% from fiscal year 2025	▲ 17% from fiscal year 2025	▲ 23% from fiscal year 2025
$7.2B	$1.6B	$2.7B

CASH FLOW FROM OPERATING ACTIVITIES	FREE CASH FLOW (1)	RETURNING CAPITAL TO STOCKHOLDERS
▲ 53% from fiscal year 2025	▲ 54% from fiscal year 2025	Repurchased over the last 5 years
$2.5B	$2.4B	$5.2B

_____
(1)   A reconciliation of GAAP to non-GAAP results is provided in Appendix A.

Fiscal Year 2026 Executive Compensation Highlights

Primary Incentive Program Changes

The Compensation and Human Resources Committee (the "Committee") reviews our executive incentive programs annually to ensure a strong link between pay and performance and to support long-term stockholder value creation.

Beginning in fiscal year 2026, we initiated a two-year effort to redesign our incentive programs in response to stockholder feedback. Key changes implemented in fiscal 2026 include:

- **Emphasize reducing stock-based compensation expense**. We modified the performance stock unit ("PSU") financial metric to use Non-GAAP Income from Operations less Stock-Based Compensation ("SBC") Expense. This change increases accountability for equity compensation spending, as we continue to make progress toward our goal of reducing SBC expense as a percentage of revenue to below 10%.

- **rTSR measured over 3-years**. We replaced the prior one-, two-, and three-year relative total shareholder return ("rTSR") measures for our PSUs with a single three-year rTSR metric. This change is designed to further align our NEOs' interests with those of our stockholders and reinforce our focus on sustained, long-term performance.

- **Extended PSU vesting**. We changed PSU vesting from three-year ratable vesting to three-year cliff vesting to enhance retention and encourage continued focus on long-term results.

Additional information, including changes implemented for fiscal 2027, is provided in "Say on Pay Results and Stockholder Outreach".

Pay Decisions based on Performance Results

In March 2026, the Committee approved the following incentive compensation payouts to our NEOs based on the Company's performance against the pre-determined performance goals. The Committee did not make any discretionary adjustments to increase incentive payouts above actual performance. Detailed information is provided in "Annual Short-Term Incentive Compensation" and "Long-Term Incentive Compensation".

Incentive Program	Performance Metrics	Payouts Certified by the Committee
Fiscal 2026 Executive Incentive Plan **("EIP")**	• Revenue • Non-GAAP Income from Operations	110.1% of target
PSUs – Fiscal 2024 PSUs, 3rd Tranche – Fiscal 2025 PSUs, 2nd Tranche – Part of CFO New Hire PSUs, 1st Tranche	• Revenue • Non-GAAP Income from Operations less SBC Expense • rTSR over 1, 2, and 3 years	103% of target 123% of target 126% of target
Fiscal 2026 PSUs (All NEOs) – Granted in April 2025	• Revenue • Non-GAAP Income from Operations less SBC Expense • 3-year rTSR for fiscal 2026 to 2028	Performance period in progress; no interim payouts

Emphasis on Variable "At Risk" Performance-Based Executive Compensation

Our executive compensation program emphasizes variable compensation with both annual and long-term performance components. In fiscal year 2026, 96% of our CEO's and 91% of other NEOs' target total compensation was variable in nature and "at risk". In addition, in fiscal year 2026, 91% of our CEO's and 83% of other NEOs' target total compensation consisted of long-term equity. Our fiscal year 2026 incentive programs reward strong annual financial and operational performance, as well as relative TSR over three-year performance period. The charts below illustrate the fiscal year 2026 pay mix between base salary and targeted short-term and targeted long-term equity compensation for our CEO and other NEOs.



4% Base Salary
5% Target EIP
36% RSUs
55% PSUs
CEO
96% at risk

9% Base Salary
8% Target EIP
33% RSUs
50% PSUs
Other NEOs(1)
91% at risk

(1) Excludes Mr. Moorjani, who received a portion of his new hire awards during FY26 that do not reflect ongoing long-term equity compensation.

Say-on-Pay Results and Stockholder Outreach

We value the input of our stockholders. The Committee carefully considers stockholder feedback as part of its ongoing review of our executive compensation programs, design, and metrics, and this feedback has informed changes the Committee has made in recent years to align our programs with our business transformation. At the 2025 Annual Meeting, 88.1% of the votes cast on our say-on-pay proposal were favorable, reflecting strong stockholder support for our executive compensation programs. In fiscal year 2026, members of our management

team and, in certain instances, independent members of our Board continued our regular outreach and held meetings with stockholders representing over half of our outstanding shares. Our management team and independent Chair met with representatives from active and passive funds to discuss strategy, our executive and employee compensation programs, capital allocation, progress on our sustainability, workforce, board composition and skill sets, and a broad range of other topics. This outreach enabled us to gather feedback from a significant cross-section of our stockholder base.

Stockholder feedback has provided valuable insight as we continue to refine our executive compensation program. In response to feedback received over the past several years, we implemented key enhancements to our executive compensation program in fiscal 2026 and 2027, as summarized in the table below.

What We Heard	How We Responded	Autodesk Comments
Longer Performance Period in PSU Program Stockholders indicated a preference for measuring performance over a longer timeframe for PSU program metrics.	**Effective fiscal year 2026:** • rTSR is measured over a 3-year period instead of 1-year, 2-year and 3-year periods. • Extended PSU vesting period to three-year cliff vesting from three-year ratable vesting.	• The 3-year TSR measurement period strengthens the alignment of NEOs' and stockholders' interests and further incentivizes long-term value creation. • The three-year cliff vesting for PSUs promotes retention and encourages our executives to continue to drive long-term performance. • Business model changes currently underway make setting a comparable three-year financial performance period challenging. Setting one-year financial goals enables us to set more rigorous targets each year and aligns with most of our peers. • The Committee will continue to evaluate the appropriateness of the performance period for financial goals each year.
Reevaluate the Free Cash Flow Metric in the PSU program Some stockholders were concerned with the Free Cash Flow metric and asked us to reevaluate it under the new business model.	**Effective fiscal year 2026:** • Replaced the Free Cash Flow metric in the PSU program with "Non-GAAP Income from Operations less Stock-Based Compensation Expense".	• Following the transition from upfront billing to annual billing of most multi-year contracts, income from operations and free cash flow become much more closely aligned. • Growing income from operations becomes the primary driver of delivering high quality free cash flow growth over the long term.
Manage SBC Expense Stockholders would like us to factor in SBC expense management in the executive compensation program to better align with their interests.	**Effective fiscal year 2026:** • PSU program payouts were partly contingent upon "Non-GAAP Income from Operations less SBC Expense".	• This metric ensures that PSU participants (executives) are held accountable for SBC expenses, as SBC spending above budget directly reduces PSU payouts. • This metric helps to differentiate between the PSU program and the EIP program which uses "Non-GAAP Income from Operations".
Overlapping Performance Metrics Stockholders indicated a preference for differentiated performance metrics in our EIP and PSU programs.	**Effective fiscal year 2027:** • Replaced Revenue metric in the PSU program with Net New Annual Run Rate of customer contracts (NNARR).	• The NNARR measures financial health and is a leading indicator of future revenue growth. • Replacing revenue with NNARR reduces the overlap in EIP and PSU programs.

Overview of Executive Incentive Plan and PSU Program Design across three fiscal years:

Fiscal Year 2025 Design	Fiscal Year 2026 Design Changes highlighted in blue	Fiscal Year 2027 Design Changes highlighted in blue
EIP Metrics • Revenue (60%) • Non-GAAP Income from Operations (40%)	**EIP Metrics** • Revenue (60%) • Non-GAAP Income from Operations (40%)	**EIP Metrics** • Revenue (60%) • Non-GAAP Income from Operations (40%)
PSU Metrics • Revenue (60%) • Free Cash Flow (40%) • rTSR (modifier)	**PSU Metrics** • Revenue (60%) • **Non-GAAP Income from Operations less SBC Expense** (40%) • rTSR (modifier)	**PSU Metrics** • **NNARR** (60%) • Non-GAAP Income from Operations less SBC Expense (40%) • rTSR (modifier)
PSU Measurement Period • Financial metric: three 1-year periods • rTSR: 1-year, 2-year, 3-year	**PSU Measurement Period** • Financial metric: three 1-year periods • rTSR: **3 years**	**PSU Measurement Period** • Financial metric: three 1-year periods • rTSR: 3 years
PSU Vesting Period • Prorated vesting over 3 years	**PSU Vesting Period:** • **Cliff vesting after 3 years**	**PSU Vesting Period:** • Cliff vesting after 3 years

Compensation Guiding Principles

The Committee believes that Autodesk's executive compensation program should be designed to attract, motivate, and retain talented executives and provide a rigorous framework that is tied to stockholder returns, company performance, long-term strategic corporate goals, and individual performance. The general compensation objectives are to:

- Recruit and retain the highest caliber of executives through competitive rewards;
- Motivate executive officers to achieve business and financial goals;
- Balance rewards for short- and long-term performance; and
- Align rewards with stockholder value creation.

Within this framework, the total compensation for each executive officer varies based on multiple dimensions:

- Whether Autodesk achieves its short-term and long-term financial and non-financial objectives;
- Autodesk's TSR relative to companies in the North American Technology Software Index;
- The specific roles and responsibilities of the officer;
- Each officer's skills, capabilities, contributions, and performance;
- Internal pay alignment considerations; and
- Retention considerations.

Leading Compensation Governance Practices

Autodesk's executive compensation objectives are supported by policies and strong governance practices that align executives' interests with the interests of our stockholders. Some of the program's most notable features are highlighted and summarized in the following table:

What We Do	What We Do Not Do
✔ Engage in robust stockholder outreach	🚫 Provide excise tax gross-up for double-trigger change in control arrangements
✔ Tie a significant percentage of NEO total pay to the achievement of critical financial objectives and stockholder value creation	🚫 Allow hedging, pledging, or trading in Autodesk derivative securities
✔ Employ maximum limits on performance-based cash and equity incentive compensation	🚫 Reprice stock options
✔ Require significant stock ownership holdings	🚫 Offer executive benefits that differ from those offered to our other salaried employees or excessive perquisites
✔ Include a clawback policy in incentive programs	🚫 Use fixed-term employment agreements
✔ Grant more than 50% of top executives' LTI awards in the form of performance-based awards	🚫 Make severance payments to named executive officers who voluntarily terminate their employment
✔ Ensure effective risk management	
✔ Rely on an independent compensation committee and engage an independent compensation consultant	

The Compensation-Setting Process

The Committee reviews and approves all components of each executive officer's compensation.

CEO Pay Decisions

Throughout the year, the Committee and other independent members of the Board, including the Chair, review the performance of, and provide feedback to, our CEO at regularly scheduled meetings and through informal discussions. Annually, the Committee meets and discusses with other independent members of the Board the performance of our CEO in light of corporate goals and objectives. The Committee, without the CEO in attendance, took this assessment into account, along with competitive compensation data, in determining our CEO's compensation. Performance targets are intended to be aggressive yet achievable with diligent effort during the fiscal year. As part of its deliberations on CEO compensation, the Committee consulted with its independent consultant and the other independent directors before approving our CEO's compensation.

Executive Officer Pay Decisions

Our CEO makes recommendations to the Committee regarding the base salary, annual cash incentive awards (EIP), and equity awards for each executive officer other than himself. These recommendations are primarily based on our CEO's assessment of each executive officer's performance during the year, competitive compensation data, internal pay alignment, and retention considerations. Our CEO reports to the Committee on the performance of the executive officers and their respective business functions during the year in light of corporate goals and objectives. He bases his evaluation on his knowledge of each executive officer's performance and input from other individuals, including feedback provided by the executive officers, their colleagues, and their direct reports. Members of our People and Places organization assist our CEO in assessing each executive officer's performance and providing market compensation data for each role. In executing the responsibilities set forth in its charter, the Committee relies on the CEO's recommendations as one of several resources to provide input to its decision-making process.

Independent Consultant

The Committee retained Exequity LLP as its compensation adviser for fiscal year 2026. Exequity provided advice and recommendations on several areas, including total compensation philosophy; program design, including program goals, components, and metrics; peer data; compensation trends in the technology sector and general market for senior executives; separation plans; the compensation of our CEO and our other executive officers; and disclosure of our executive pay programs. The Committee has considered the independence of Exequity in light of Nasdaq's listing standards for compensation committee independence and the rules of the SEC, and requested and received written confirmation from Exequity addressing the independence of the firm and its senior advisers working with the Committee. The Committee discussed these considerations and concluded that the work performed by Exequity did not raise any conflict of interest.

Management

The Committee also consults with management and Autodesk's People and Places organization regarding executive and non-executive employee compensation plans, including administration of Autodesk's equity incentive plans.

Competitive Compensation Positioning and Peer Group

To ensure our executive compensation practices are competitive and consistent with the Committee's guiding principles, Exequity and management provide the Committee with compensation data for each executive role. This data is drawn from a group of companies in relevant industries that compete with Autodesk for executive talent. The Committee uses this data, as well as information about broader technology industry compensation practices, when evaluating the compensation of our executive officers.

The compensation peer group is selected based upon multiple criteria, including industry positioning, competition for executive talent, revenue, market capitalization, financial results, and geographic footprint. The Committee reviews the compensation peer group each year to ensure that the comparisons remain meaningful and relevant. Based on the Committee's review in September 2024, Splunk, Inc. was removed from the peer group due to its acquisition by Cisco in March 2024. The remainder of the peer group did not change from the prior year. The fiscal year 2026 compensation peer group consisted of the following companies:

Company	Revenue for the Most Recent Completed Fiscal Year (in billions)	Market Capitalization as of 1/31/2026 (in billions)
Adobe Inc.	$23.8	$121.1
Akamai Technologies, Inc.	$4.2	$14.1
ANSYS, Inc. (1)	$2.5	N/A
Block, Inc.	$24.2	$36.4
Cadence Design Systems, Inc.	$5.3	$80.6
DocuSign, Inc.	$3.2	$10.4
Electronic Arts Inc.	$7.5	$51.0
Fortinet, Inc.	$6.8	$60.4
Gen Digital Inc.	$3.9	$14.5
Intuit Inc.	$18.8	$138.4
NetApp, Inc.	$6.6	$19.1
Palo Alto Networks, Inc.	$9.2	$124.4
PTC Inc.	$2.7	$18.6
Salesforce, Inc.	$41.5	$197.2
ServiceNow, Inc.	$13.3	$122.5
Synopsys, Inc.	$7.1	$89.0
Workday, Inc.	$9.6	$45.5
Autodesk, Inc.	**$7.2**	**$53.6**

(1) ANSYS, Inc. was acquired by Synopsys, Inc. in July 2025.

In September 2025, the Committee reviewed the compensation peer group that would be used for fiscal year 2027 compensation decision making. The Committee determined not to make any changes to the peer group for fiscal year 2027, noting that ANSYS, Inc. will be removed from the peer group in the following year due to its acquisition by Synopsys, Inc. in July 2025.

When determining the base salary, incentive targets, equity grants, and target total direct compensation opportunity for each of our NEOs, the Committee references the median data from our compensation peer group for each component and in the aggregate. Our primary reference point for this purpose is the size-regressed median of the comparable peer roles. Actual compensation awards may be above or below the median levels, depending on Autodesk's financial and operational performance and each executive officer's experience, skills, and performance. The Committee believes that referencing the total compensation packages of the companies in the compensation peer group keeps Autodesk's compensation competitive and within market norms. This also provides flexibility for variances in compensation where appropriate, based on each executive officer's leadership, contributions, and particular skills or expertise, as well as retention considerations.

Principal Elements of the Executive Compensation Program

The principal elements of Autodesk's fiscal year 2026 executive compensation program for the CEO and other NEOs are described below.

Component[1]	Purpose	Description	Performance Measures
Base Salary CEO 4% Other NEOs 9%	Forms the basis for the overall competitive compensation package	Reflects competitive market conditions, individual performance, and internal alignment	The Committee considers individual performance when setting and reviewing base salary levels and merit increases
Executive Incentive Plan ("EIP"), at Targeted Levels CEO 5% Other NEOs 8%	Motivate achievement of annual strategic priorities relating to top- and bottom-line growth	Target percentage of base salary based on competitive market practices and internal alignment Actual bonus ranges from 0% to 200% of target and is determined by performance versus goals established at the beginning of the performance period	Total revenue Non-GAAP income from operations Individual performance
Long-Term Incentives — Performance Stock Units ("PSU"), at Grant-Date Fair Values CEO 55% Other NEOs 50%	Align compensation with key drivers of the business and relative total shareholder return Encourage focus on near-term and long-term strategic objectives	Size of award based on competitive market practices, corporate and individual performance, and internal alignment Actual number of shares vested ranges from 0% to 200% of target and is determined by performance versus goals established at the beginning of the performance period	Total revenue Non-GAAP income from operations less SBC expense Autodesk's rTSR over the three-year performance period Autodesk stock price
Long-Term Incentives — Restricted Stock Units ("RSU") CEO 36% Other NEOs 33%	Encourage focus on long-term stockholder value creation Retention	Award size based on competitive market practices, corporate and individual performance, internal alignment, and retention considerations Recipients earn shares if they remain employed through the vesting period; value of shares earned aligns directly with stockholder value	Autodesk stock price

(1) Excludes Mr. Moorjani who received a portion of his new hire awards during FY26 that do not reflect ongoing long-term equity compensation.

Base Salary

Base salary provides our executive officers with a competitive amount of fixed annual cash compensation. The Committee views base salary as a reliable source of income for the executive officers and an important recruiting and retention tool. The Committee sets base salaries at a competitive level that recognizes the scope, responsibility, and skills required of each position, as well as market conditions and internal pay alignment.

As part of the annual review of base salaries, the Committee reviews a competitive assessment for each executive role, and an assessment of each executive officer's experience, skills, responsibilities, and performance level. For fiscal year 2026, after taking into account the above considerations, the Committee did not change the base salary

for each of Dr. Anagnost, Mr. Blum, and Mr. Moorjani and increased the base salaries for each of Ms. Keene and Ms. Pearce by 4.8% and 5.9%, respectively, to further align their compensation with peer practices.

Named Executive Officer	Fiscal Year 2025 Base Salary	Fiscal Year 2026 Base Salary	% Change Compared to Prior Fiscal Year
Andrew Anagnost	$1,040,000	$1,040,000	0%
Janesh Moorjani	$650,000	$650,000	0%
Steven M. Blum	$700,000	$700,000	0%
Ruth Ann Keene	$540,000	$566,000	4.8%
Rebecca Pearce	$512,804	$573,400	(1)

_____

(1) The Committee approved a 5.9% increase to Ms. Pearce's base salary for fiscal year 2026. Ms. Pearce's base salary is paid in British Pounds (GBP), which have been converted to U.S. Dollars (USD) for consistency with the other NEOs, using the British Pound to USD exchange rates of 1.28 and 1.3185, which represent an average for fiscal years 2025 and 2026, respectively. The year-over-year change reflected in the table above is larger than 5.9% as a result of the significant strengthening of the GBP against the USD during fiscal 2026 and is not reflective of a Committee decision to increase her base salary more than 5.9%.

Annual Short-Term Incentive Compensation

At the beginning of each fiscal year, the Committee establishes target award opportunities, payout metrics, and performance targets for the Autodesk EIP. This annual cash incentive is intended to motivate and reward participants for achieving company-wide annual financial and non-financial objectives as well as individual objectives.

Target Award Opportunities and Fiscal Year 2026 Executive Incentive Plan

The Committee sets the target annual cash incentive award opportunity for each eligible executive officer based on competitive assessments, the executive's particular role, and internal alignment considerations. These target opportunities are expressed as a percentage of the NEO's annual base salary. Based on its review of these factors, the Committee maintained the fiscal 2026 target annual incentive opportunity at 150% of base salary for Dr. Anagnost and 90% for Mr. Moorjani; increased Mr. Blum's target annual incentive opportunity from 90% to 100%; and maintained 85% for each of Ms. Keene and Ms. Pearce. The Committee increased Mr. Blum's target annual incentive opportunity to reflect market competitiveness. An NEO may receive an earned award that is greater or less than the target award opportunity, depending upon Autodesk's and the NEO's individual performance.

In fiscal year 2026, bonus awards for each of our NEOs were funded under the EIP program. At the beginning of the fiscal year, the Committee established funding performance thresholds, which, if achieved, would establish the maximum fiscal year 2026 EIP funding at 200% of target. For fiscal year 2026, the Committee selected total revenue and non-GAAP income from operations as the funding metrics. In selecting these metrics, the Committee considered stockholder feedback in support of simplicity, metrics that reflect our evolved business model, and focus on profitability, as well as the practices of our peer companies. The Committee eliminated absolute TSR as the funding metric because TSR is a long-term performance measure and is more appropriately incorporated into our PSU program. Autodesk's fiscal year 2026 performance exceeded the funding threshold, resulting in the maximum bonus award funding for each NEO. The Committee then exercised its negative discretion to reduce the actual bonus award for each NEO based on pre-established performance measures, as described below.

Company Performance Measures and Performance

The fiscal year 2026 EIP performance measures and the specific targets for each measure, as reflected below, were approved by the Committee at the beginning of the fiscal year to align our CEO's and other NEOs' bonus opportunities with our strategic priorities and key drivers of success. Following the end of the fiscal year, the Committee assessed the performance of Autodesk against the pre-established performance targets set at the

beginning of the fiscal year based on the criteria below and approved a bonus funding of 110.1% of target, as shown below:

Performance Metric (1)	Weighting	Actual (millions)	Target (millions)	Performance Attainment %	Funding	Weighted EIP Funding %
Total Revenue	60%	$7,206	$7,049	102.2%	111.1%	66.7%
Non-GAAP Income from Operations	40%	$2,737	$2,635	103.9%	108.6%	43.5%
Total	**100%**					**110.1%**

_____

(1) Consistent with our EIP administrative guidelines, the fiscal year 2026 total revenue and non-GAAP income from operations results were not adjusted for acquired entities.

In March 2026, the Committee approved individual short-term incentive payouts for the NEOs as shown below, based on Company performance (110.1% funding) and individual performance assessment. In evaluating individual performance, the Committee considered each executive's results, leadership effectiveness, and progress against strategic initiatives, role expansions and evolving responsibilities.

Named Executive Officer	Short-Term Incentive Target as a Percentage of Base Salary	Short-Term Incentive Target (1)	Short-Term Incentive Payout	Short-Term Incentive Payout as a Percentage of Target
Andrew Anagnost	150%	$1,560,000	$1,717,560	110.1%
Janesh Moorjani	90%	$585,000	$644,085	110.1%
Steven M. Blum	100%	$700,000	$693,630	99.1%
Ruth Ann Keene	85%	$477,477	$525,702	110.1%
Rebecca Pearce	85%	$481,096	$529,687	110.1%

_____

(1) Short-term incentive target amounts are based on actual salary earnings during fiscal year 2026, which may differ from approved fiscal year 2026 salaries due to the effective date of salary increases.

Fiscal Year 2027 Short-Term Incentive Compensation

In fiscal year 2027, the bonus awards for each of our NEOs will continue to be determined under the EIP. Near the beginning of the fiscal year, the Committee approved total revenue and non-GAAP income from operations as the threshold funding metrics. If the funding metrics are achieved, in its exercise of discretion, the Committee will consider Autodesk's performance attainment versus pre-established targets to determine payouts against total revenue and non-GAAP income from operations, which have been retained as the performance metrics for the ultimate determination of bonus payments, with the following weighting:

Performance Metric	Weighting
Total Revenue	60%
Non-GAAP Income from Operations	40%

The Committee believes that the metrics selected for the fiscal year 2027 EIP will align our incentives with key drivers of success. The final awards for our NEOs could range from 0% to 200% of target, depending on the performance achieved. In selecting total revenue and non-GAAP income from operations, the Committee also considered stockholder feedback in support of simplicity, metrics that reflect our evolved business model, and focus on profitability, as well as the practices of our peer companies. The Committee continuously assesses our compensation program structure and metrics to respond to business needs, industry practices, and the talent market.

Long-Term Incentive Compensation

Autodesk uses long-term incentive compensation in the form of equity awards to align executive pay opportunities with stockholder value creation and to motivate and reward executive officers for effectively executing longer-term strategic and operational objectives.

Fiscal Year 2026 Annual Long-Term Equity Awards

During fiscal year 2026, the Committee approved annual equity awards in the form of PSUs and RSUs for our NEOs. The Committee elected to continue to use a mix of 60% PSUs and 40% RSUs for each of our NEOs who received an annual equity award, except for Mr. Moorjani, to complement the performance aspects of PSUs with the long-term retention element of RSUs.

In arriving at the value of PSUs and RSUs to award each executive officer in fiscal year 2026, except for Mr. Moorjani, the Committee considered Autodesk's performance in fiscal year 2025, competitive market data for the executive's position, historical grants, unvested equity, individual performance of the executive, and internal pay alignment. Mr. Moorjani joined Autodesk in December 2024, near the end of fiscal 2025. Mr. Moorjani's offer letter entered into in November 2024 provided for new hire equity grants, consisting of time-based RSUs granted upon his appointment and PSUs to be granted on April 10th, 2025, the Company's regular annual grant date for fiscal 2026. As a result, all of Mr. Moorjani's fiscal 2026 awards were granted in the form of PSUs, some of which contain differences from our other NEO PSUs granted in fiscal 2026 reflecting Committee considerations related to his recruitment.

As a result of this analysis, the following equity awards were approved in fiscal year 2026:

Named Executive Officer	Target Value of PSU and RSU Award (1)	Target PSU Award (#) (2)	RSU Award (#) (2)
Andrew Anagnost	$26,850,000	61,804	41,203
Janesh Moorjani (3)	$14,750,000	56,586	—
Steven M. Blum	$8,650,000	19,910	13,273
Ruth Ann Keene	$4,400,000	10,128	6,752
Rebecca Pearce	$4,250,000	9,782	6,521

—————————

(1) Represents the target award values of fiscal 2026 RSUs and PSUs approved by the Committee. Amounts disclosed in the Summary Compensation Table and the Grants of Plan-Based Awards for stock awards granted in fiscal 2026 reflect the grant date fair value of fiscal 2026 RSUs and the 1st, 2nd, 3rd annual tranche of the fiscal 2026, 2025 and 2024 PSU awards, respectively, per applicable accounting guidance, as the performance goals for each tranche were approved at the beginning of fiscal 2026.

(2) Number of shares determined by dividing the target award value of PSUs and RSUs by the average closing stock price over the last 20 trading days before the date of grant.

(3) Reflects the portion of Mr. Moorjani's new hire equity awards granted in fiscal 2026 pursuant to his offer letter, all of which were issued as PSUs.

PSU Awards

Our PSU design for fiscal 2026 was adopted following extensive stockholder outreach and incorporates several features our stockholders have identified as most important, including multiple performance metrics, TSR relative to peers, and multi-year relative TSR measurement periods. The PSU awards provide for a threshold, target, and maximum number of shares to be earned based upon predetermined performance criteria.

Beginning with fiscal 2026 awards, PSUs granted to all NEOs, including Mr. Moorjani, are subject to a three-year performance period. Vesting of the PSUs is based on the achievement of the following performance criteria:

- Financial performance goals established by the Committee ("**Performance Results**") at the beginning of each fiscal year during the three-year period. For fiscal year 2026, we measured Performance Results based on total revenue and non-GAAP income from operations less stock-based compensation expense.
- Autodesk's TSR compared against companies in the S&P North American Technology Software Index with a market capitalization over $2 billion ("**rTSR**") over a three-year performance period.

Using multiple goals motivates management to drive Autodesk's growth and focus on fundamental metrics used by investors to assess our performance. In a dynamic business environment where long-term goal setting is challenging, the Committee believes that using one-year financial goals enables more rigorous target-setting and aligns with market practice. By combining performance against these annual financial goals over a three-year period with Relative TSR performance for the full three-year period, the Committee believes that the awards effectively incentivize performance and align with stockholder interests over the long-term.

Performance Results for the relevant performance period could result in PSU attainment of 0% to 150% of target. Once the Performance Results percentage is established, it is multiplied by a percentage ranging from 67% to 133%, depending on Autodesk's Relative TSR for the three-year period. The combined impact of these performance criteria is that PSUs could be earned from 0% to 200% of target. The chart below illustrates the attainment mechanics for the PSUs approved in fiscal year 2026.


Fiscal 2026
Fiscal 2027
Fiscal 2028
Fiscal 2026 Performance Results (0% - 150% of Target)
Fiscal 2027 Performance Results (0% - 150% of Target)
Fiscal 2028 Performance Results (0% - 150% of Target)
rTSR over three-year period covering from fiscal years 2026 through 2028 (+/- 33%)
Earned Shares Vest after 3-year Performance Period

Pursuant to his offer letter, Mr. Moorjani also received a separate PSU award in fiscal 2026 that vests annually over three years. Vesting of this award is based on the same Performance Results and rTSR measured over one-, two-, and three-year performance periods, which, combined with his other PSUs and his full new compensation package, was developed in order to recruit him to join us.

Vesting of PSUs in 2026

For fiscal year 2026, the Committee approved the weighting and targets for total revenue and non-GAAP income from operations less stock-based compensation expense at the beginning of the fiscal year, as reflected below. Following the end of the fiscal year, the Committee reviewed and certified the attainment of fiscal 2026 Performance Results for the third tranche of PSUs awarded in April 2023, the second tranche of PSUs awarded in July 2024, the first tranche of PSUs awarded to Mr. Moorjani in April 2025, and the first tranche of PSUs granted to all NEOs in April 2025. The certified performance Results for each tranche are as follows:

Performance Metric (1)	Weighting	Actual (in millions)	Target (in millions)	Performance Attainment %	Funding	Weighted Funding
Total Revenue	60%	$7,206	$7,049	102.2%	111.1%	66.7%
Non-GAAP Income from Operations less SBC Expense	40%	$1,949	$1,900	102.6%	104.2%	41.7%
Total	**100%**					**108.3%**

(1) Consistent with administrative guidelines for PSUs, the fiscal year 2026 total revenue and non-GAAP income from operations less SBC expense results were not adjusted for acquired entities.

The combination of Performance Results and rTSR outcomes determined the payouts for PSU tranches vesting in fiscal year 2026, as shown in the table below. Although the fiscal 2026 Performance Results for PSUs granted to all NEOs have been certified as noted above, final performance achievement and payout will be determined after the end of the three-year performance period based on rTSR over that period.

PSUs Vesting as of Fiscal Year End 2026	Fiscal 2026 Financial Goal Funding	rTSR Modifier				PSUs Earned (% of Target)
		Period Ending as of Fiscal Year End 2026	Autodesk TSR (1)	Percentile Rank (2)	Modifier	
Fiscal 2024 PSUs (April 2023 Award), 3rd Tranche	108.3%	3-Year	17%	47th Percentile	95%	**103%**
Fiscal 2025 PSUs (July 2024 Award), 2nd Tranche	108.3%	2-Year	-1%	60th Percentile	114%	**123%**
Part of CFO New Hire PSUs (April 2025), 1st Tranche	108.3%	1-Year	-17%	62nd Percentile	116%	**126%**

(1) Based on the 31-day average closing stock price (+/- 15 days) at the beginning of each period and the end of fiscal year 2026.
(2) Relative TSR was measured against companies in the S&P North American Technology Software Index with a market capitalization over $2 billion.

Based on this performance, the PSU awards were earned as follows:

Named Executive Officer	April 2023 Award 3rd Tranche		July 2024 Award 2nd Tranche		April 2025 Award 1st Tranche	
	Target Number of PSUs	Actual Number of PSUs Earned	Target Number of PSUs	Actual Number of PSUs Earned	Target Number of PSUs	Actual Number of PSUs Earned
Andrew Anagnost	20,376	20,987	17,971	22,104	—	—
Janesh Moorjani (1)	—	—	—	—	15,026	18,932
Steven M. Blum	7,491	7,715	6,251	7,688	—	—
Ruth Ann Keene	3,795	3,908	3,125	3,843	—	—
Rebecca Pearce	3,795	3,908	3,125	3,843	—	—

(1) Mr. Moorjani was not employed during fiscal year 2024 and did not receive PSUs during fiscal year 2025.

RSU Awards

RSUs are a typical long-term incentive offered among our peers and in general industry, and these awards help us recruit and retain executives in a competitive environment and provide further incentive to focus on longer-term stockholder value creation.

In connection with the transition of our PSU program from 3-year ratable vesting to 3-year cliff vesting, the Committee adopted a temporary adjusted vesting structure for annual RSU awards to retain our top executive talent in the intensely competitive market. For fiscal years 2026 and 2027, RSU awards will vest 50% each year over two years. Starting fiscal year 2028, the Committee expects vesting schedule for RSUs will revert to the regular 3-year ratable vesting structure. This temporary transition approach helps mitigate significant disruptions to executives' year-over-year earnings.

Accordingly, in April 2025, our NEOs, except for Mr. Moorjani, received time-based RSU awards that vest in two equal annual installments, beginning in March 2026.

Fiscal Year 2027 Equity Awards

The Compensation Committee and management team regularly review and assess the structure of the incentive programs to ensure they align with pay-for-performance philosophy and stockholder feedback. For fiscal year 2027 PSUs, the Compensation Committee replaced the Revenue metric with NNARR. This transition to NNARR reduces the overlap between the EIP and PSU programs and the NNARR metric offers a clearer indicator of future revenue growth and long-term financial health.

Fiscal year 2027 PSUs will vest based on achievement of the metrics outlined in the following table.

Performance Metric	Weighting
Net New Annual Run Rate of customer contracts (NNARR)	60%
Non-GAAP Income from Operations less Stock-Based Compensation Expense	40%

RSU awards granted in fiscal 2027 will vest 50% each year over two years, as part of the temporary structure adopted by the Committee during the transition of the PSU program from 3-year ratable vesting to 3-year cliff vesting. The vesting for RSUs will revert to the regular 3-year ratable vesting structure starting with awards in fiscal 2028.

Executive Benefits

Welfare and Other Employee Benefits

Benefits provided to our executive officers are generally the same as those provided to all other eligible Autodesk employees. In the United States, these benefits include medical, dental, and vision insurance, 401(k) retirement plan with company matching contributions, an employee stock purchase plan, health and dependent care flexible spending accounts, short-term disability salary continuation, long-term disability insurance, accidental death and dismemberment insurance, basic life insurance coverage, and various paid time off and leave programs.

Ms. Pearce is based in the UK and is eligible to participate in the local employee benefit plans made available to UK-based employees, including an employer pension scheme.

Perquisites and Other Personal Benefits

As a general practice, Autodesk does not provide material benefits or special considerations to our executive officers that are not provided to other employees. However, from time to time, when deemed appropriate by the Committee, certain executive officers receive perquisites and other personal benefits that are competitively prudent or otherwise in Autodesk's best interest.

Employment Agreement and Post-Employment Compensation

Employment Agreement with CEO

The terms and conditions of Dr. Anagnost's employment are set forth in his amended employment agreement, which defines the respective rights of Autodesk and Dr. Anagnost. This agreement provides general protection for Dr. Anagnost in the event of termination without cause or resignation for good reason and has been a valuable tool to incentivize Dr. Anagnost to become our CEO and to retain his services. We believe the protections afforded to our CEO in the event of a change in control promote continuity by helping our CEO maintain focus and dedication to enhance stockholder value. Details of the agreement with Dr. Anagnost can be found on page 61.

Severance Plan

During fiscal year 2019, the Committee adopted the Autodesk, Inc. Severance Plan to establish standard executive severance terms that are competitive with our talent competitors and minimize the need to negotiate individualized executive severance terms in the future. Each of our NEOs, as well as certain other senior executives, is a participant in the plan, provided that our CEO is a participant in the plan solely with respect to a qualified retirement (as further described below). If a participant's employment is terminated without cause, or if a participant terminates his or her employment for good reason, then, in addition to payment of accrued base salary and vacation, any previously earned but unpaid bonus, and any other accrued obligations owned by the Company, the participant is eligible to receive the following benefits:

- a lump-sum payment equal to the sum of (a) 1.5 times the participant's base pay in effect on the date of termination and (b) 1.5 times the participant's target annual cash bonus incentive amount under our annual cash bonus incentive plan applicable to the participant in effect on the date of termination (provided that for Rebecca Pearce, such lump-sum payment would be inclusive of any severance or payment received during or in relation to her notice period);

- accelerated vesting of the participant's time-based RSUs that would have become vested had the participant remained continuously employed by Autodesk for an additional 12 months following the termination;

- continued vesting of the participant's PSUs that have a performance period ending within 12 months immediately following the termination, based on the extent to which the underlying performance criteria, with respect to such awards, are satisfied for such performance period;

- a taxable lump-sum payment in an amount equal to 12 times the monthly premium that the participant would be required to pay to continue his or her group health coverage if the participant had made a timely election under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") (provided that for Rebecca Pearce such payment is not applicable); and

- Company-provided outplacement services in accordance with Autodesk's then-applicable outplacement service program or arrangements for 18 months immediately following the date of termination.

In September 2025, we amended and restated the Severance Plan to provide benefits similar to those set forth above to participants who voluntarily terminate employment for a qualified retirement or a grandfathered retirement. However, in the case of a qualified retirement, participants will receive a dollar amount equivalent to the 18 times monthly COBRA premium and will not be eligible for lump-sum cash severance benefits or outplacement services. In the case of a grandfathered retirement, participants will receive (i) in addition to the lump-sum cash severance benefits as described above, a pro-rata portion of their target annual cash bonus incentive amount for the fiscal year in which the grandfathered retirement occurs and (ii) a dollar amount equivalent to the 18 times monthly COBRA premium (instead of the 12 times monthly COBRA premium provided upon an involuntary termination), and will not be eligible for outplacement services. In no event will a participant who becomes entitled to receive the severance benefits pursuant to a grandfathered retirement be eligible to receive the severance benefits provided in connection with a qualified retirement. All payments and other benefits under the Autodesk, Inc. Severance Plan are subject to applicable withholding obligations, the participant's release of all claims, compliance with certain confidentiality

covenants and, in circumstances other than a qualified retirement or a grandfathered retirement, non-disparagement and non-solicitation covenants. Our CEO is not eligible to receive benefits under the Severance Plan in connection with an involuntary termination or a grandfathered retirement.

Estimates of the potential payments and benefits payable in the event of a termination of employment under the Severance Plan are set forth in "Change-in-Control Arrangements, Severance Plan, Retirement Arrangements, and Employment Agreement" below. We intend to enter into a confirmatory employment letter with Ms. Pearce, which will confirm the terms and conditions of her executive severance terms and the change in control terms discussed in the next section.

Change in Control Program

To encourage the continued service of key executive officers in the event of a potential change in control of Autodesk, the Board has adopted the Autodesk, Inc. Executive Change in Control Program. Each of our NEOs (other than our CEO), among other senior executives, is a participant in the program. The payments and benefits available under this program are designed to encourage the continued services of the NEOs in the event of a potential change in control of Autodesk and to allow for a smooth leadership transition thereafter. Further, these arrangements are intended to provide incentives to the NEOs to execute strategic initiatives that are aligned with stockholder value creation, even if these initiatives may result in the elimination of an NEO's position.

The Executive Change in Control Program provides continuity in the event of a change in control transaction, which is designed to enhance stockholder value further. Payment and benefits under the Executive Change in Control Program are provided only in the event of a qualifying termination of employment following a change in control ("double trigger"). Autodesk does not offer tax reimbursement or "gross-up" payments under the Executive Change in Control Program.

The material terms and conditions of the Executive Change in Control Program, as well as an estimate of the potential payments and benefits payable in the event of a termination of employment in connection with a change in control of Autodesk, are set forth in "Change-in-Control Arrangements, Severance Plan, Retirement Arrangements, and Employment Agreement" below.

Mandatory Stock Ownership Guidelines

The Board believes that stock ownership by our executive officers is important to promote a long-term perspective and align the interests of our executive officers with those of our stockholders. We have adopted mandatory stock ownership guidelines for our executive officers, which require each executive officer to hold shares of Autodesk's common stock equivalent in value to a multiple of his or her base salary. This is intended to create clear guidelines that tie a portion of the executive officer's net worth to Autodesk's stock price performance. The current stock ownership guidelines are as follows:

	CEO	Other Senior Executives
Multiple of Base Salary	6.0 times	3.0 times

Executive officers have four years from their hire or promotion to a position subject to a higher ownership threshold to satisfy the required level of stock ownership. To satisfy the required stock ownership level, shares of common stock subject to outstanding RSU awards are counted as shares owned, but outstanding PSUs are not counted until the shares underlying these awards have been fully earned based on performance. The Board reviews progress against these guidelines and requirements annually and updates them as appropriate. As of the most recent attainment review, each of our NEOs satisfied the ownership guidelines.

Clawback Policy

On December 1, 2023, our Board adopted a clawback policy that complies with the updated Nasdaq listing standards that implement the new SEC rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act relating to the recovery of excess incentive-based compensation from current and former executive officers in the event of an accounting restatement, whether or not the executive officer was at fault for the restatement. The

clawback policy applies to our executive officers (as defined under the applicable SEC rules). This policy applies to all incentive-based compensation (as such term is defined under the new SEC rules), which includes performance-based awards granted under our equity incentive plan and the cash bonus payments under the annual cash incentive plan in which our executive officers participate.

In addition to the adoption of the new clawback policy, our Board previously adopted a clawback policy, which is still in effect, which allows for an executive officer's cash incentive-based compensation to be recovered at the discretion of the Board if that officer has engaged in fraudulent or other intentional misconduct and the misconduct caused a material restatement of our financial statements.

Insider Trading Policies (including Derivatives Trading and Anti-Hedging and Pledging Policy)

We maintain insider trading policies and procedures governing the purchase, sale, and other dispositions of Autodesk securities that are applicable to our directors, officers, employees, consultants, and advisors, and all members of their immediate families and households. Our insider trading policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq listing standards. Our insider trading policy prohibits executive officers, members of the Board, and all other employees from trading derivative securities related to Autodesk's stock or engaging in short sales or other short-position transactions in shares of our stock. This policy does not restrict ownership of company-granted awards, such as options to purchase shares of our common stock or PSU or RSU awards, which the Committee has granted. The policy also prohibits all employees, including our executive officers, and members of the Board, from hedging Autodesk stock, holding it in a margin account, or otherwise pledging Autodesk securities. In addition, with regard to Autodesk's trading in its own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

Equity Award Grant Policy

The Committee approves all equity awards granted to the executive officers. Approval of the equity awards for the executive officers generally occurs at the Committee's regularly scheduled quarterly meeting for the first quarter of each year, although on occasion the Committee has approved new-hire, retention, or promotion grants outside of that cycle. The Committee does not take material non-public information into account when determining the timing and terms of stock options, except that if the Company determines that it is in possession of material non-public information on an anticipated grant date, the compensation committee expects to defer the grant until a date on which the Company is not in possession of material non-public information. In addition, the Committee does not time the release of material non-public information for the purpose of affecting the value of executive compensation.

Effective Risk Management

Each year, the Committee evaluates Autodesk's compensation-related risk profile. The Committee has concluded that our compensation programs do not create risks that are reasonably likely to adversely affect Autodesk.

Regulatory Considerations and Practices

Autodesk continuously reviews and evaluates the impact of tax laws, accounting practices and related interpretations on the executive compensation program. For example, the Committee considers Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718"), which results in recognition of compensation expense for share-based payment awards, and Section 409A of the Code, which affects deferred compensation arrangements, as it evaluates, structures, and implements changes to the program.

Deductibility Limitation

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation paid to certain executive officers to $1 million per year. The Committee has and will continue to consider Section 162(m) in establishing compensation of our executives but also considers other factors and business needs. Interpretations of and changes in applicable tax laws and regulations, as well as other factors beyond our control, can also affect

deductibility of compensation. For these and other reasons, the Committee has determined that it will not necessarily seek to limit executive compensation to the amount that is deductible under Section 162(m) of the Code.

Taxation of Deferred Compensation

Section 409A of the Code imposes significant additional taxes in the event an executive officer, director, or service provider receives "deferred compensation" that does not satisfy the restrictive conditions of the provision. Section 409A applies to a wide range of compensation arrangements, including traditional non-qualified deferred compensation plans, certain equity awards, and separation arrangements. To assist employees with avoiding additional taxes under Section 409A, Autodesk has structured equity awards in a manner intended to be exempt from or comply with the applicable Section 409A conditions.

Taxation of "Golden Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if, in connection with a change in control, they receive payments or benefits that exceed certain prescribed limits. In addition, the relevant company or a successor may forfeit a deduction on the amounts subject to this additional tax. Autodesk did not provide any executive officer with a "gross-up" or other reimbursement payment for any tax liability the executive might owe as a result of the application of Sections 280G or 4999 during fiscal year 2026. In addition, Autodesk has not agreed and is not otherwise obligated to provide any NEO with such a "gross-up" or other reimbursement or to otherwise address the application of Sections 280G or 4999 in connection with payments or benefits arising from a change in control.

Accounting for Stock-Based Compensation

Autodesk follows Accounting Standards Codification ("ASC") Topic 718 for stock-based compensation awards. ASC Topic 718 requires Autodesk to measure the compensation expense for all share-based payment awards made to employees (including executive officers) and members of the Board, including options to purchase shares of common stock, based on the grant date "fair value" of these awards. Fair value is calculated for accounting purposes and reported in the compensation tables below, even though the executive officers and directors may never realize any value from their awards. ASC Topic 718 also requires Autodesk to recognize the compensation cost of these share-based payment awards in the income statements over the period that an employee or director is required to render service in exchange for the stock option or other award.

Compensation Committee Report

The Compensation and Human Resources Committee of the Board of Directors, which is composed solely of independent members of the Board of Directors, assists the Board in fulfilling its responsibilities regarding compensation matters and, pursuant to its charter, is responsible for determining the compensation of Autodesk's executive officers. The Compensation and Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management. Based on this review and discussion, the Compensation and Human Resources Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION AND HUMAN RESOURCES COMMITTEE OF THE BOARD OF DIRECTORS

Karen Blasing, Chair
Dr. Ayanna Howard
Ram R. Krishnan

Summary Compensation Table

The Summary Compensation Table below presents information concerning the total compensation of our named executive officers for fiscal years 2026, 2025 and 2024.

Named Executive Officer and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Andrew Anagnost	2026	1,040,000	—	27,242,330	1,717,560	91,275	30,091,165
President and Chief Executive	2025	1,047,969	—	22,484,499	1,516,320	144,058	25,192,846
Officer, Board Director (5)	2024	1,046,066	—	17,938,989	1,511,640	153,256	20,649,951
Janesh Moorjani	2026	650,000	—	5,616,768	644,085	28,193	6,939,046
Executive Vice President and Chief Financial Officer (6)	2025	64,895	500,000	10,218,083	71,662	1,783	10,856,423
Steven M. Blum	2026	700,000	—	9,147,015	693,630	92,900	10,633,545
Executive Vice President and	2025	705,364	—	7,885,185	612,360	125,297	9,328,206
Chief Operating Officer (7)	2024	704,005	—	6,223,689	542,640	156,411	7,626,745
Ruth Ann Keene	2026	560,900	—	4,633,159	525,702	69,061	5,788,822
Executive Vice President	2025	544,197	—	4,063,489	446,148	103,116	5,156,950
Corporate Affairs, Chief Legal Officer and Corporate Secretary (8)	2024	541,473	—	2,951,566	417,355	55,354	3,965,748
Rebecca Pearce	2026	565,899	—	4,538,965	529,687	76,306	5,710,857
Executive Vice President and	2025	508,908	—	3,962,067	421,168	84,217	4,976,360
Chief People Officer (9)	2024	465,521	—	2,936,488	361,241	81,024	3,844,274

_____

(1) Represents payments made to our named executive officers for amounts that relate to signing bonuses.
(2) Amounts consist of the aggregate grant date value for PSU and RSU awards computed in accordance with FASB ASC Topic 718, based on target levels of achievement (the probable outcome at grant) in the case of PSUs and does not reflect actual amounts earned. The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K filed on March 3, 2026. The maximum value of PSU awards generally is capped at 200% of target for fiscal year 2024 through fiscal year 2026. The maximum values for PSU awards granted in fiscal year 2026 are as follows: Dr. Anagnost: $33,312,910; Mr. Moorjani: $11,233,536; Mr. Blum: $11,473,832; Ms. Keene: $5,796,870; and Ms. Pearce: $5,727,180. Actual PSU awards earned in fiscal year 2026 by the named executive officers are shown in "Long-Term Incentive Compensation" in the Compensation Discussion and Analysis.
(3) Represents amounts earned for services performed during the relevant fiscal year pursuant to our short-term cash incentive plan ("EIP") for all executive officers shown. The amounts shown reflect the total cash amounts awarded under the EIP, which are payable in the first quarter of the following fiscal year.
(4) Represents all other compensation for the relevant fiscal year not reported in the previous columns, authorized familial travel in connection with business trips, Autodesk's matching contributions to pre-tax savings plans, Autodesk's donation matching, insurance premiums, personal gifts and related tax gross ups. Generally, unless the items included in this category exceed the greater of $25,000 or 10% of the total amount of perquisites received by a given named executive officer, individual perquisites are not separately identified and quantified.
(5) Dr. Anagnost's other compensation for fiscal 2026 includes $85,875 authorized executive and spouse travel in connection with a business trip and tax gross-ups of $42,577 for certain perquisites.
(6) Mr. Moorjani was not a named executive officer during fiscal 2024.
(7) Mr. Blum's other compensation for fiscal 2026 includes $77,500 authorized executive and spouse travel in connection with business trips and tax gross-ups of $30,496 for certain perquisites.
(8) Ms. Keene's other compensation for fiscal 2026 includes $63,214 authorized executive and spouse travel in connection with a business trip and tax gross-ups of $31,342 for certain perquisites.
(9) Ms. Pearce's salary and other compensation are paid or provided in British Pounds. The amounts represent the approximate dollar value of her base salary converted to U.S. dollars using the British Pound to dollar exchange rates of 1.28 and 1.3185, which represent an average for fiscal years 2025 and 2026, respectively. Ms. Pearce's other compensation for fiscal 2026 includes $56,590 for employer contributions to UK pension plan. Ms. Pearce's other compensation for fiscal 2026 also includes a car allowance and health insurance premiums.

Grants of Plan-Based Awards in Fiscal Year 2026

Grants of plan-based awards reflect grants made to our named executive officers under our non-equity incentive plans and equity compensation plans during fiscal year 2026. The following tables include potential threshold, target, and maximum amounts payable under our EIP for performance during fiscal year 2026, and do not constitute compensation on top of the amounts included in the Summary Compensation Table. However, these amounts do not reflect amounts actually earned for fiscal year 2026. The following table also includes amounts relating to PSUs issued under our 2012 Stock Plan and 2022 Equity Incentive Plan and RSUs under our 2022 Equity Incentive Plan. See "Annual Short-Term Incentive Compensation" and "Long-Term Incentive Compensation" in the Compensation Discussion and Analysis for actual amounts earned in fiscal year 2026 by the named executive officers and further discussion of plan-based and other awards.

The following tables present information concerning grants of plan-based awards to each of the named executive officers during fiscal year 2026:

Named Executive Officer	Award Type	Grant Date (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)			Estimated Future Payouts Under Equity Incentive Plan Awards (3)			All Other Stock Awards: Number of Shares of Stock (#)(4)	Grant Date Fair Value of Stock Awards ($) (5)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Andrew Anagnost	EIP	—	—	1,560,000	2,080,000	—	—	—	—	—
	RSU	4/10/2025	—	—	—	—	—	—	41,203	10,585,875
	PSU	3/18/2025	—	—	—	—	20,376	40,752	—	5,227,259
	PSU	3/18/2025	—	—	—	—	17,971	35,942	—	5,186,790
	PSU	4/10/2025	—	—	—	—	20,602	41,204	—	6,242,406
Janesh Moorjani	EIP	—	—	585,000	1,300,000	—	—	—	—	—
	PSU	4/10/2025	—	—	—	—	15,026	30,052	—	4,454,157
	PSU	4/10/2025	—	—	—	—	3,837	7,674	—	1,162,611
Steve M. Blum	EIP	—	—	700,000	1,400,000	—	—	—	—	—
	RSU	4/10/2025	—	—	—	—	—	—	13,273	3,410,099
	PSU	3/18/2025	—	—	—	—	7,491	14,982	—	1,921,741
	PSU	3/18/2025	—	—	—	—	6,251	12,502	—	1,804,164
	PSU	4/10/2025	—	—	—	—	6,637	13,274	—	2,011,011
Ruth Ann Keene	EIP	—	—	477,477	1,123,476	—	—	—	—	—
	RSU	4/10/2025	—	—	—	—	—	—	6,752	1,734,724
	PSU	3/18/2025	—	—	—	—	3,795	7,590	—	973,569
	PSU	3/18/2025	—	—	—	—	3,125	6,250	—	901,938
	PSU	4/10/2025	—	—	—	—	3,376	6,752	—	1,022,928
Rebecca Pearce (6)	EIP	—	—	481,096	1,131,990	—	—	—	—	—
	RSU	4/10/2025	—	—	—	—	—	—	6,521	1,675,375
	PSU	3/18/2025	—	—	—	—	3,795	7,590	—	973,569
	PSU	3/18/2025	—	—	—	—	3,125	6,250	—	901,938
	PSU	4/10/2025	—	—	—	—	3,261	6,522	—	988,083

(1) Reflects the date on which the Committee approved the grant of an equity award or, if later in the case of a PSU award, the date on which the Committee established the performance metric underlying such award or a component thereof.

(2) Reflects target and maximum dollar amounts payable under the EIP for performance during fiscal year 2026, as described in "Compensation Discussion and Analysis—Principal Elements of the Executive Compensation Program." "Threshold" refers to the minimum amount payable for a certain level of performance; "Target" refers to the amount payable if specified performance targets are reached; and "Maximum" refers to the maximum payout possible.

(3) Except as described below, represents shares of our common stock subject to each of the PSU awards granted to the named executive officers in fiscal year 2026 under both the 2012 Stock Plan and 2022 Equity Incentive Plan. These columns show the awards that were possible at the threshold, target, and maximum levels of performance. Shares were to be earned based upon a total revenue and free cash flow goal for fiscal year 2026 adopted by the Committee (the "Annual Financial Results"), as well as TSR compared against the companies in the S&P Computer Software Select Index or the S&P North American Technology Software Index with a market capitalization over $2 billion ("Relative TSR"). In each case, Annual Financial Results for the relevant performance period could result in PSU attainment, subject to the Relative TSR modifier, of 0%-150% of target. Once the Annual Financial Results percentage is established, it is multiplied by a percentage

ranging from 67%-133%, depending on Autodesk's Relative TSR performance for the period. Ultimately, PSUs could be earned from 0%-200% of target. Actual PSU awards earned in fiscal year 2026 by the named executive officers under this program are shown in "Long-Term Incentive Compensation" in the Compensation Discussion and Analysis.

(4) RSUs granted on April 10, 2025 vest in two equal annual installments beginning on March 27, 2026.

(5) Reflects the grant date fair value of each equity award. The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K filed on March 3, 2026. These amounts do not correspond to the actual value that will be realized by the named executive officers upon the vesting of RSUs or the sale of the common stock underlying such awards.

(6) Ms. Pearce's cash compensation is paid in British Pounds. The amounts in the EIP row represent the approximate dollar value of her target and maximum dollar amounts payable under the EIP for performance during fiscal year 2026 using her base salary and target EIP as a percentage of base salary converted to U.S. dollars using the British Pound to dollar exchange rate of 1.3185, which represent an average rate for fiscal year 2026.

Outstanding Equity Awards at Fiscal Year 2026 Year End

The following table presents information concerning outstanding unvested RSU and PSU awards for each named executive officer as of January 31, 2026. This table includes RSUs and PSUs granted under the 2012 and 2022 Stock Plans. Unless otherwise indicated, all RSU awards vest in three equal annual installments beginning on the first anniversary of the date of grant.

| Named Executive Officer | Grant Date | Stock Awards | | |
		Number of Shares of Stock That Have Not Vested (#)		Market Value of Shares of Stock That Have Not Vested ($) (1)
Andrew Anagnost	4/10/2023	20,987	(2)	5,306,983
	4/10/2023	13,584		3,434,986
	7/10/2024	40,075	(3)	10,133,765
	4/10/2024	23,962		6,059,271
	4/10/2025	61,804	(4)	15,628,377
	4/10/2025	41,203		10,419,003
Janesh Moorjani	12/16/2024	3,269	(5)	826,632
	12/16/2024	13,624	(5)	3,445,101
	4/10/2025	11,509	(4)	2,910,281
	4/10/2025	48,983	(6)	12,386,331
Steven M. Blum	4/10/2023	7,715	(2)	1,950,892
	4/10/2023	4,994		1,262,833
	7/10/2024	13,938	(3)	3,524,502
	4/10/2024	8,334		2,107,419
	4/10/2025	19,910	(4)	5,034,642
	4/10/2025	13,273		3,356,344
Ruth Ann Keene	4/10/2023	3,908	(2)	988,216
	4/10/2023	2,530		639,761
	7/10/2024	6,968	(3)	1,761,998
	4/10/2024	4,166		1,053,456
	4/10/2025	10,128	(4)	2,561,067
	4/10/2025	6,752		1,707,378
Rebecca Pearce	4/10/2023	3,908	(2)	988,216
	4/10/2023	2,530		639,761
	7/10/2024	6,968	(3)	1,761,998
	4/10/2024	4,166		1,053,456
	4/10/2025	9,782	(4)	2,473,574
	4/10/2025	6,521		1,648,965

(1) Market value of RSUs and PSUs that have not vested is computed by multiplying (i) $252.87, the closing price on the Nasdaq of Autodesk common stock on January 30, 2026, the last trading day of fiscal year 2026, by (ii) the number of shares of stock underlying the applicable award.

(2) Awards relate to the third-year tranche of PSU awards granted on April 10, 2023, under the 2012 Plan. These PSUs were subject to achievement of a total revenue and non-GAAP income from operations less stock-based compensation expense goal for fiscal year 2026 adopted by the Committee, as well as three-year Relative TSR. This tranche was earned as of January 31, 2026, and subject to vest on March 24, 2026.

(3) Awards related to the second- and third-year tranches of PSU awards granted on July 10, 2024, under the 2022 Plan. The second-year tranche of these PSUs was subject to achievement of a total revenue and non-GAAP income from operations less stock-based compensation expense goal for fiscal year 2026 adopted by the Committee, as well as two-year Relative TSR. The second-year tranche was earned as of January 31, 2026, and subject to vest on March 24, 2026.

(4) Awards related to the first-, second-, and third-year tranches of PSU awards granted on April 10, 2025, under the 2022 Plan. The first-year tranche of these PSUs were subject to achievement of a total revenue and non-GAAP income from operations less stock-based compensation expense goal for fiscal year 2026 adopted by the Committee, as well as Relative TSR for the three-year performance period. The second- and third-year tranches are subject performance goals adopted by the Committee for fiscal year 2027 and fiscal year 2028, respectively, as well as Relative TSR for the three-year performance period. All tranches are subject to vest, based on achievement of performance results and Relative TSR, on March 24, 2028.

(5) RSUs granted to Mr. Moorjani on December 16, 2024 vest per the terms of his employment agreement.

(6) Awards related to the first-, second- and third-year tranches of PSU awards granted to Mr. Moorjani on April 10, 2025, under the 2022 Plan. The first-year tranche of these PSUs was subject to achievement of a total revenue and non-GAAP income from operations less stock-based compensation expense goal for fiscal year 2026 adopted by the Committee, as well as Relative TSR. The first-year tranche was earned as of January 31, 2026, and subject to vest on March 24, 2026.

Option Exercises and Stock Vested in Fiscal Year 2026

There were no stock options exercised by any of the named executive officers during fiscal year 2026. The following table presents information concerning the vesting of stock awards held by each of the named executive officers during fiscal year 2026.

Named Executive Officer	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Andrew Anagnost	93,422	25,336,981
Janesh Moorjani	16,621	4,891,727
Steven M. Blum	35,553	9,747,149
Ruth Ann Keene	17,283	4,687,322
Rebecca Pearce	16,603	4,502,900

(1) Reflects the number of shares acquired on vesting of RSUs or PSUs multiplied by the closing market price of our common stock as reported on the Nasdaq on the vesting date.

Nonqualified Deferred Compensation for Fiscal Year 2026

Under our Nonqualified Deferred Compensation Plan, certain U.S.-based officers (including named executive officers) may defer compensation earned such as salary or awards under the EIP. Deferral elections are made by eligible executive officers each year during an open enrollment period for amounts to be earned in the following year. Autodesk does not make any contribution for executive officers under the Nonqualified Deferred Compensation Plan. Prior to April 2013, we maintained the Autodesk, Inc. Equity Incentive Deferral Plan, which permitted certain executive officers to defer up to 50% of their EIP award.

The following table presents information regarding non-qualified deferred compensation activity for each listed officer during fiscal year 2026:

Named Executive Officer	Executive Contributions (Distributions) in Fiscal Year ($)	Aggregate Earnings/ (Losses) in Fiscal Year ($) (1)	Aggregate Balance at Fiscal Year End ($)
Andrew Anagnost	172,800	1,182,962	8,323,497
Janesh Moorjani	332,500	46,913	405,037
Steven M. Blum	—	336,012	3,087,148
Ruth Ann Keene	—	—	—
Rebecca Pearce	—	—	—

_____

(1) None of the earnings or losses in this column are reflected in the Summary Compensation Table because they are not considered preferential or above market.

Pay versus Performance

Under rules adopted pursuant to the Dodd-Frank Act, we are required to disclose certain information about the relationship between the compensation actually paid ("CAP") as determined under the rules to our named executive officers and certain measures of company performance for the fiscal years listed below. The material that follows is provided in compliance with these rules; however, additional information regarding our compensation philosophy, the structure of our performance-based compensation programs, and compensation decisions made this year is described above in our "Compensation Discussion and Analysis". The Committee did not consider the pay versus performance disclosure below in marking its pay decisions for any of the fiscal years shown.

The following table provides information regarding compensation actually paid to our principal executive officer, or PEO, and other NEOs ("non-PEO NEOs") for each year from fiscal year 2022 to fiscal year 2026, compared to our total shareholder return ("TSR") from January 31, 2021 through the end of each such fiscal year, and our net income and total revenue for each such year.

Fiscal Year	Summary compen-sation table total for PEO ($) (1) (2)	Compensation actually paid to PEO ($) (1) (3)	Average summary compensation table total for non-PEO NEOs ($) (4)	Average compensation actually paid to non-PEO NEOs ($) (5) (10)	Value of initial fixed $100 investment based on		Net income ($ Millions) (8)	Total Revenue ($ Millions) (9)
					Total shareholder return ($) (6)	Peer group total shareholder return ($) (7)		
2026	30,091,165	24,447,086	7,268,068	6,032,054	91.15	133.77	1,124	7,206
2025	25,192,846	34,282,921	6,785,360	8,345,666	112.22	153.94	1,112	6,131
2024	20,649,951	23,632,808	5,452,336	6,444,244	91.49	124.13	906	5,497
2023	17,600,752	15,542,087	4,323,694	2,883,990	77.55	82.89	823	5,005
2022	22,095,521	15,981,576	7,276,639	6,198,352	90.04	104.16	497	4,386

_____

(1) Our PEO was Andrew Anagnost for each of the fiscal years 2026, 2025, 2024, 2023, and 2022.
(2) The dollar amounts reflect the total compensation reported for Dr. Anagnost for each listed fiscal year in the "Total" column of the Summary Compensation Table.

(3) The dollar amounts reflect the compensation actually paid to Dr. Anagnost for each listed fiscal year as calculated in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Dr. Anagnost during the applicable year and don't mean that he will even earn or be paid those amounts, but reflect adjustments made to the total compensation as reported in the Summary Compensation Table in accordance with the requirements of Item 402(v) of Regulation S-K as shown in the table below:

(In $)	2026	2025	2024	2023	2022
Summary Compensation Table Total	30,091,165	25,192,846	20,649,951	17,600,752	22,095,521
Subtract Grant Date Fair Value of Stock Awards Granted in Fiscal Year	27,242,330	22,484,499	17,938,989	16,494,632	21,095,069
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards Granted in Fiscal Year	27,543,151	28,779,585	20,942,343	18,075,662	17,057,737
Adjust for Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior Fiscal Years	(2,195,315)	2,216,746	1,181,376	(947,027)	(903,469)
Add Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—	—	—	—
Adjust for Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(3,749,585)	578,243	(1,201,873)	(2,692,668)	(1,173,144)
Subtract Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—	—	—	—
Add Value of Dividends or other Earnings Paid on Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	—	—	—	—	—
Compensation Actually Paid	**24,447,086**	**34,282,921**	**23,632,808**	**15,542,087**	**15,981,576**

_____

(4) The dollar amounts reflect the average of the total compensation reported for our non-PEO NEOs in the "Total" column of the Summary Compensation Table for each applicable fiscal year. The names of the non-PEO NEOs in each year are listed in the table below.

2026	2025	2024	2023	2022
Janesh Moorjani	Janesh Moorjani	Deborah L. Clifford	Deborah L. Clifford	Deborah L. Clifford
Steven M. Blum	Steven M. Blum	Steven M. Blum	Steven M. Blum	Steven M. Blum
Ruth Ann Keene	Ruth Ann Keene	Ruth Ann Keene	Ruth Ann Keene	Pascal W. Di Fronzo
Rebecca Pearce	Rebecca Pearce	Rebecca Pearce	Rebecca Pearce	—
—	Deborah L. Clifford	—	Pascal W. Di Fronzo	—
—	Elizabeth (Betsy) Rafael	—	—	—

(5) The dollar amounts reflect the average of compensation actually paid to our non-PEO NEOs, as calculated in accordance with Item 402(v) of Regulation S-K, for each listed fiscal year. The dollar amounts do not reflect the actual amount of compensation earned by or paid to non-PEO NEOs during the applicable year and don't mean that they will even earn or be paid those amounts, but reflect adjustments made to the total compensation as reported in the Summary Compensation Table in accordance with the requirements of Item 402(v) of Regulation S-K as shown in the table below:

(In $)	2026	2025	2024	2023	2022
Summary Compensation Table Total	**7,268,068**	**6,785,360**	**5,452,336**	**4,323,694**	**7,276,639**
Subtract Grant Date Fair Value of Stock Awards Granted in Fiscal Year	5,983,977	5,481,611	4,314,029	3,306,500	6,581,321
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards Granted in Fiscal Year (10)	6,122,163	6,569,146	5,109,105	3,553,148	4,585,956
Adjust for Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior Fiscal Years	(637,513)	402,077	546,724	(477,049)	(204,333)
Add Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—	—	—	1,327,011
Adjust for Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(736,687)	70,694	(349,892)	(1,156,448)	(205,600)
Subtract Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year (11)	—	—	—	(52,855)	—
Add Value of Dividends or other Earnings Paid on Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	—	—	—	—	—
Compensation Actually Paid (10)	**6,032,054**	**8,345,666**	**6,444,244**	**2,883,990**	**6,198,352**

(6) Total shareholder return is calculated by assuming that a $100 investment was made on the day prior to the first fiscal year reported below and all dividends were reinvested until the last day of each reported fiscal year.

(7) For purpose of this peer group disclosure, we have used the S&P North American Technology Software Index, as used in the Company's performance graph in our annual report on Form 10-K. Total shareholder return is calculated by assuming that a $100 investment was made on the day prior to the first fiscal year reported below and all dividends were reinvested until the last day of each reported fiscal year.

(8) The dollar amounts reported are the Company's net income reflected in the Company's audited consolidated financial statements.

(9) In the Company's assessment, total revenue is the financial performance measure that is the most important financial performance measure (other than total shareholder return and net income) used by the Company to link compensation actually paid to performance. Please see the "Compensation Discussion and Analysis" section above for a further discussion of revenue and how it is utilized in our executive compensation program. The dollar amounts reported represent the Company's total revenue as reflected in the Company's audited consolidated financial statements.

(10) During the fiscal year ending January 31, 2025, the Company corrected an error in the fiscal 2024 non-PEO NEOs average fair value at fiscal year-end of outstanding and unvested stock awards granted in fiscal year. The corrected amount is $5,109,105, which is $259,006 more than the reported amount in the fiscal 2024 proxy statement. The corresponding corrected amount for fiscal 2024 average compensation actually paid to non-PEO NEOs is $6,444,244, which is $259,006 more than the reported amount in the fiscal 2024 proxy statement.

(11) Reflects the value of the awards that Mr. Di Fronzo forfeited after his departure in fiscal year 2023.

Tabular List of Performance Measures

The four items listed below represent the most important metrics we used to link performance actually paid to our NEOs, for fiscal year 2026, to company performance. Among other things, these measures were generally used to determine the EIP payouts and the PSU payouts for NEOs in fiscal year 2026 as further described in our "Compensation Discussion and Analysis" within the sections titled "Annual Short-Term Incentive Compensation" and "Long-Term Incentive Compensation."

- Total revenue
- Non-GAAP income from operations
- Free cash flow
- Relative TSR measured against companies in the S&P North American Technology Software Index

Relationship between CAP and Company TSR as well as Peer Group TSR

The graph below reflects the relationship between the PEO and Average Non-PEO NEO CAP and the Company's cumulative Total Shareholder Return, or TSR, (assuming an initial fixed investment of $100) for the fiscal years ended January 31, 2022, January 31, 2023, January 31, 2024, January 31, 2025, and January 31, 2026. The graph also shows the cumulative indexed TSR of the S&P North American Technology Software Index.



Relationship between CAP and Net Income

The graph below reflects the relationship between the PEO and Average Non-PEO NEOs CAP and the Company's Net Income for the last five completed fiscal years.



Relationship between CAP and Total Net Revenue

The graph below compares the PEO and Non-PEO NEOs' CAP to the Company's Total Net Revenue for the last five completed fiscal years.



CEO Pay Ratio

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee (excluding our CEO). The fiscal year 2026 annual total compensation of our CEO was $30,091,165. The fiscal year 2026 annual total compensation of our median compensated employee was $147,841, and the ratio of these amounts was 203.5 to 1.

To identify the median employee, we examined the compensation of our full- and part-time employees (other than our CEO) as of the last day of our fiscal year. We used target total direct compensation as our consistently applied compensation measure. Target total direct compensation for this purpose consisted of each employee's estimated salary earnings, target non-equity incentive opportunity, and the fair market value price of his or her equity incentive awards granted in fiscal year 2026. We also converted all employee compensation, on a country-by-country basis, to U.S. dollars based on the applicable year-end exchange rate. After identifying the median employee, we calculated the annual total compensation for such employee using the same methodology that we used for our NEOs as set forth in the Summary Compensation Table. In fiscal year 2026 the pay ratio increased year-over-year based largely upon an increase in variable stock-based compensation for our CEO.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules, based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Change-in-Control Arrangements, Severance Plan, Retirement Arrangements, and Employment Agreement

In an effort to ensure the continued service of our executive officers in the event of a change in control, each of our executive officers (other than our CEO) participates in an Executive Change in Control Program (the "Program") that was initially approved by the Board in March 2006, and most recently amended and restated by the Committee in April 2022. Dr. Anagnost has a change-in-control provision in his employment agreement, as noted below. Additionally, in August 2018, the Committee adopted the Autodesk, Inc. Severance Plan (the "Severance Plan") to establish standard executive severance terms and to minimize the need to negotiate individualized executive severance terms in the future. Each of our current executive officers has been designated by the Committee to participate in the Severance Plan, provided that our CEO is eligible to participate in the plan solely with respect to the treatment of his then outstanding RSUs and PSUs upon a qualified retirement. The Board most recently amended and restated the Severance Plan in September 2025 to provide benefits for executive officers who voluntarily terminate their employment for a "qualified retirement" or a "grandfathered retirement" as defined under the Severance Plan. Each of our current executive officers is eligible to receive the benefits set forth in the Severance Plan (including our CEO solely with respect to a qualified retirement), although only our CEO currently meets the requirements to have a qualified retirement and only two of our other executive officers currently meet the requirements to have a grandfathered retirement under the provisions of the Severance Plan.

Executive Change in Control Program

Under the terms of the Program, if, within 60 days prior or 12 months following a "change in control," an executive officer who participates in the Program is terminated without "cause," or voluntarily terminates his or her employment for "good reason" (as those terms are defined in the Program), the executive officer will receive (among other benefits), following execution of a release and non-solicitation agreement:

- An amount equal to 1.5 times the sum of the participant's annual base salary and target annual bonus, plus the participant's pro-rata target bonus, provided the executive officer was eligible to

receive such bonus in cash, payable in a lump sum (for Rebecca Pearce such lump-sum payment would be inclusive of any severance or payment received during or in relation to her notice period);

- Acceleration of all of the participant's outstanding incentive equity awards, including stock options, RSUs, and PSUs (which PSUs shall become vested at the "target" level set forth in the applicable notice of grant);

- Reimbursement of the total applicable premium cost for medical and dental coverage for the participant and his or her eligible spouse and dependents until the earlier of 18 months from the date of termination or when the participant becomes covered under another employer's employee benefit plans (for Rebecca Pearce such payment is not applicable); and

- An executive officer who is terminated for any other reason will receive severance or other benefits only to the extent the executive would be entitled to receive them under our then-existing benefit plans and policies. If the benefits provided under the Program constitute parachute payments under Section 280G of the Code and are subject to the excise tax imposed by Section 4999 of the Code, then such benefits will be (1) delivered in full, or (2) delivered to such lesser extent that would result in no portion of the benefits being subject to the excise tax, whichever results in the executive officer receiving the greatest amount of benefits.

As defined in the Program, a "change in control" occurs if any person acquires 50% or more of the total voting power represented by voting securities, if Autodesk sells all or substantially all its assets, if Autodesk merges or consolidates with another corporation, or if the composition of the Board changes substantially.

Severance Plan

Termination Without Cause or for Good Reason

Under the terms of the Severance Plan, if a participant in the Severance Plan (other than our CEO) is terminated without "cause" or voluntarily terminates his or her employment for "good reason" (as those terms are defined in the Severance Plan) then, in addition to payment of accrued base salary, vacation, any previously earned but unpaid bonus, and any other accrued obligations owed by the Company, the participant will be eligible to receive the following benefits under the Severance Plan, subject to execution of a release and compliance with certain non-disparagement, non-solicitation and confidentiality covenants:

- A lump sum payment equal to the sum of (a) 1.5 times the participant's base pay as in effect on the date of termination, and (b) 1.5 times the participant's target annual cash bonus incentive amount under Autodesk's annual cash bonus incentive plan applicable to the participant as in effect on the date of termination (provided that for Rebecca Pearce such lump-sum payment would be inclusive of any severance or payment received during or in relation to her notice period);

- Accelerated vesting of the participant's time-based RSUs that would have become vested had the participant remained continuously employed by Autodesk for an additional 12 months following the termination;

- Continued vesting of the participant's PSUs that have a performance period ending within 12 months immediately following the termination, based on the extent to which the underlying performance criteria with respect to such awards are satisfied for such performance period;

- A taxable lump sum payment in an amount equal to 12 times the monthly premium that the participant would be required to pay to continue their group health coverage if the participant had made a timely election under COBRA (provided that for Rebecca Pearce such payment is not applicable); and

- Company-provided outplacement services in accordance with Autodesk's then-applicable outplacement service program or arrangements for 18 months immediately following the date of termination.

Retirement

In September 2025, we amended and restated the Severance Plan to provide additional benefits to participants who voluntarily terminate employment for qualified retirement or grandfathered retirement (including our CEO solely with respect to a qualified retirement). If a participant's termination is considered a qualified retirement, then, in addition to payment of accrued base salary, vacation, any previously earned but unpaid bonus, and any other accrued obligations owed by the Company, the participant will be eligible to receive the following benefits under the Severance Plan, subject to execution of a release and compliance with certain confidentiality covenants:

- Accelerated vesting of the participant's time-based RSUs that would have become vested had the participant remained continuously employed by Autodesk for an additional 12 months following the qualified retirement;

- Continued vesting of the participant's PSUs that have a performance period ending within 12 months immediately following the qualified retirement, based on the extent to which the underlying performance criteria with respect to such awards are satisfied for such performance period; and

- A taxable lump sum payment in an amount equal to 18 times the monthly premium that the participant would be required to pay to continue their group health coverage if the participant had made a timely election under COBRA.

If a participant's termination is considered a grandfathered retirement, then, in addition to (i) payment of accrued base salary, vacation, any previously earned but unpaid bonus, and any other accrued obligations owed by the Company and (ii) the benefits provided under the Severance Plan upon a qualified retirement (as described above), the participant will also be eligible to receive the following benefits under the Severance Plan, subject to execution of a release and compliance with certain confidentiality covenants:

- A lump sum payment equal to the sum of (a) 1.5 times the participant's base pay, (b) 1.5 times the participant's target annual cash bonus incentive amount under Autodesk's annual cash bonus incentive plan applicable to the participant as in effect as of the grandfathered retirement, and (c) a pro-rata portion of the participant's target annual cash bonus incentive amount as in effect as of the grandfathered retirement, for the fiscal year in which the grandfathered retirement occurs.

In no event will a participant who becomes entitled to receive the severance benefits pursuant to a grandfathered retirement be eligible to receive the severance benefits provided in connection with a qualified retirement. For the purposes of the Severance Plan, "qualified retirement" is defined as a voluntary termination of employment by an executive officer, which meets either of the following requirements: (i) one's combined total age plus years of employment with Autodesk is equal to or greater than 75 or (ii) one is at least 55 years of age and completes at least 10 years of continuous employment with Autodesk. For the purposes of the Severance Plan, "grandfathered retirement" is defined as a voluntary termination of employment by an executive officer (other than the Chief Executive Officer) who was designated to participate in the Severance Plan prior to February 1, 2026, which meets either of the following requirements: (1) one's combined total age plus years of employment with Autodesk is equal to or greater than 75 or (ii) one is at least 55 years of age and completes at least 10 years of employment with Autodesk. Unless waived by the administrator of the plan or the Chief Executive Officer, in order for such voluntary termination to be deemed a qualified retirement or a grandfathered retirement, one must properly deliver written notice of his or her intent to resign employment with Autodesk in a qualified retirement or a grandfathered retirement at least three months prior to the effective date of such qualified retirement or grandfathered retirement.

Internal Revenue Code Section 280G

The Severance Plan does not provide for any excise tax payment. In the event that any payment or benefit payable to a participant under the Severance Plan would result in the imposition of excise taxes under the "golden parachute" provisions of Section 280G of the Code, then such payments and benefits will be (1) delivered in full, or (2) delivered to such lesser extent that would result in no portion of the benefits being subject to the excise tax, whichever results in the participant receiving the greatest amount of benefits.

Employment Agreement with Andrew Anagnost

In connection with Dr. Anagnost's appointment as CEO, in June 2017, Dr. Anagnost entered into an employment agreement with Autodesk, which was amended in April 2022, which provides for, among other things, certain payments and benefits to be provided to Dr. Anagnost in the event his employment is terminated without "cause" or he resigns for "good reason," including in connection with a "change of control," as each such term is defined in Dr. Anagnost's employment agreement.

In the event Dr. Anagnost's employment is terminated by Autodesk without cause or if Dr. Anagnost resigns for good reason and in each case such termination is not in connection with a change of control, Dr. Anagnost would receive (i) payment of 200% of his then current base salary for 12 months; (ii) payout of his pro-rata bonus for the fiscal year in which termination occurs, provided Autodesk bonus targets are satisfied, to be paid in one lump sum on or before March 15 of the succeeding fiscal year; (iii) fully accelerated vesting of all of his then outstanding, unvested equity awards (other than any awards that vest in whole or in part based on performance); (iv) with respect to his then outstanding unvested equity awards that vest in whole or in part based on performance, those awards will vest as if he had remained continuously employed by Autodesk through the end of the performance period in which his employment is terminated, based on the extent, if any, that the underlying performance criteria for those awards are satisfied for that performance period, as prorated to reflect the number of days in which he was employed during such period; and (v) reimbursement for premiums paid for continued health benefits for Dr. Anagnost and his eligible dependents until the earlier of 12 months following termination or the date Dr. Anagnost becomes covered under similar health plans. In addition, Dr. Anagnost is subject to non-solicitation and non-competition covenants for 12 months following a termination that gives rise to the severance benefits discussed above.

If, in connection with a change of control, Dr. Anagnost's employment is terminated by Autodesk without cause or if Dr. Anagnost resigns for good reason, Dr. Anagnost would receive (i) a lump sum payment in an amount equal to 200% of his annual base salary and target annual bonus; (ii) payout of his pro-rata target bonus for the fiscal year in which termination occurs to be paid in one lump sum on or before March 15 of the succeeding fiscal year; (iii) fully accelerated vesting of all of his then outstanding unvested equity awards, including awards that would otherwise vest only upon satisfaction of performance criteria; and (iv) reimbursement for premiums paid for continued health benefits for Dr. Anagnost and his eligible dependents until the earlier of 18 months following termination or the date Dr. Anagnost becomes covered under similar health plans.

Potential Payments Upon Termination or Change in Control

The tables below list the estimated amount of compensation payable to each of the named executive officers in the event of voluntary termination, involuntary not-for-cause termination, for-cause termination, termination following a change in control, and termination in the event of disability or death of the executive. The amounts shown assume that such termination was effective as of January 31, 2026, and include all components of compensation, benefits, and perquisites payable under the Severance Plan and Executive Change in Control Program effective during the 2026 fiscal year and, in the case of Dr. Anagnost, pursuant to his employment agreement, discussed above.

Estimated amounts for share-based compensation are based on the closing price of our common stock on the Nasdaq on Friday, January 30, 2026, which was $252.87 per share. The actual amounts for all named executive officers to be paid out can only be determined at the time of such executive's separation.

Andrew Anagnost

Executive Benefits and Payments	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on January 31, 2026 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on January 31, 2026 ($)	Retirement on January 31, 2026 ($)	Disability on January 31, 2026 ($)	Death on January 31, 2026 ($)
Compensation:					
Severance (1)	2,080,000	5,200,000	—	—	—
Pro-Rata Bonus (2)	1,717,560	1,560,000	—	—	—
Equity Awards (3)	37,373,966	49,782,770	22,570,825	49,782,770	49,782,770
Benefits and perquisites:					
Health Insurance (4)	44,400	66,600	132,091	—	—
Disability Income (5)	—	—	—	1,322,947	—
Accidental Death or Dismemberment (6)	—	—	—	2,000,000	2,000,000
Life Insurance (7)	—	—	—	—	2,000,000
Total Executive Benefits and Payments Upon Separation	41,215,926	56,609,370	22,702,916	53,105,717	53,782,770

Janesh Moorjani

Executive Benefits and Payments	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on January 31, 2026 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on January 31, 2026 ($)	Retirement on January 31, 2026 ($)	Disability on January 31, 2026 ($)	Death on January 31, 2026 ($)
Compensation:					
Severance (1)	1,852,500	1,852,500	—	—	—
Pro-Rata Bonus (2)	—	585,000	—		
Equity Awards (3)	7,336,709	18,580,635	—	18,580,635	18,580,635
Benefits and perquisites:					
Health Insurance (4)	73,139	55,315	—		
Disability Income (5)			—	2,409,137	
Accidental Death or Dismemberment (6)			—	650,000	650,000
Life Insurance (7)			—		650,000
Total Executive Benefits and Payments Upon Separation	9,262,348	21,073,450	—	21,639,772	19,880,635

Steven M. Blum

Executive Benefits and Payments	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on January 31, 2026 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on January 31, 2026 ($)	Retirement on January 31, 2026 ($)	Disability on January 31, 2026 ($)	Death on January 31, 2026 ($)
Compensation:					
Severance (1)	2,100,000	2,100,000	2,100,000	—	—
Pro-Rata Bonus (2)	700,000	700,000	700,000	—	—
Equity Awards (3)	7,890,166	16,816,614	7,890,166	16,816,614	16,816,614
Benefits and perquisites:					
Health Insurance (4)	54,595	49,709	81,893	—	—
Disability Income (5)	—	—	—	1,282,619	—
Accidental Death or Dismemberment (6)	—	—	—	2,000,000	2,000,000
Life Insurance (7)	—	—	—	—	2,000,000
Total Executive Benefits and Payments Upon Separation	10,744,761	19,666,323	10,772,059	20,099,233	20,816,614

Ruth Ann Keene

Executive Benefits and Payments	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on January 31, 2026 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on January 31, 2026 ($)	Retirement on January 31, 2026 ($)	Disability on January 31, 2026 ($)	Death on January 31, 2026 ($)
Compensation:					
Severance (1)	1,570,650	1,570,650	1,570,650	—	—
Pro-Rata Bonus (2)	481,100	481,100	481,100	—	—
Equity Awards (3)	3,980,578	8,501,742	3,980,578	8,501,742	8,501,742
Benefits and perquisites:					
Health Insurance (4)	58,841	44,502	88,262	—	—
Disability Income (5)	—	—	—	1,912,456	—
Accidental Death or Dismemberment (6)	—	—	—	1,698,000	1,698,000
Life Insurance (7)	—	—	—	—	2,000,000
Total Executive Benefits and Payments Upon Separation	6,091,169	10,597,994	6,120,590	12,112,198	12,199,742

Rebecca Pearce (8)

Executive Benefits and Payments	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on January 31, 2026 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on January 31, 2026 ($)	Retirement on January 31, 2026 ($)	Disability on January 31, 2026 ($)	Death on January 31, 2026 ($)
Compensation:					
Severance (1)	1,498,500	1,498,500	—	—	—
Pro-Rata Bonus (2)	—	459,000	—	—	—
Equity Awards (3)	3,951,498	8,355,836	—	8,355,836	8,355,836
Benefits and perquisites:					
Health Insurance (4)	—	—	—	—	—
Disability Income (5)	—	—	—	8,977,317	—
Accidental Death or Dismemberment (6)	—	—	—	—	3,925,475
Life Insurance (7)	—	—	—	—	3,925,475
Total Executive Benefits and Payments Upon Separation	5,449,998	10,313,336	—	17,333,153	16,206,786

_____

(1) *Severance:* For Dr. Anagnost, the amounts shown would be paid in accordance with his employment agreement based on base salary and target bonus in effect at January 31, 2026. For the other continuing named executive officers, the amounts shown would be paid in accordance with the Severance Plan or Executive Change in Control Program based on base salary and target bonus in effect at January 31, 2026.

(2) *Pro-Rata Bonus:* Represents pro-rata bonus amounts for the year in which the termination occurred, which is payable under Dr. Anagnost's employment agreement and the Executive Change in Control Program.

(3) *Equity Awards:* Pursuant to Autodesk's form of RSU and PSU award agreement, in the case of Disability or Death, unvested time-based RSUs vest in full and unvested PSUs vest at target for all NEOs. Pursuant to Autodesk's Severance Plan, in the case of a Qualified Retirement, participants (including our CEO) are eligible to receive 12 months' accelerated and continued vesting of their then outstanding RSUs and PSUs, respectively. For Dr. Anagnost, the amounts shown for all other termination scenarios reflect the value of unvested equity awards accelerated in accordance with his employment agreement. For the other named executive officers, the amounts shown for all other termination scenarios reflect the value of unvested equity awards accelerated in accordance with the Severance Plan, or Executive Change in Control Program. Reported values are based on the closing price of our common stock on January 30, 2026 ($252.87 per share) for RSUs and PSUs and target PSUs.

(4) *Health Insurance:* For Dr. Anagnost, in accordance with his employment agreement, these amounts represent the cost of continuing coverage for Dr. Anagnost and his dependents. The amount shown in the Involuntary Not for Cause or Voluntary for Good Reason (Except Change in Control) Termination column reflects 12 months of coverage after separation. The amounts in the Involuntary Not for Cause or Voluntary for Good Reason (Change in Control) Termination column reflect 18 months of coverage after separation. For the other continuing named executive officers, these amounts represent the cost of continuing coverage for medical and dental benefits for each executive and his or her dependents (i) in the case of the Disability column, for 12 months in accordance with Autodesk's benefits program, (ii) in the case of the Involuntary Not for Cause or Voluntary for Good Reason (Except Change in Control) Termination column, for 12 months after separation and grossed up for taxes in accordance with the Severance Plan in effect at January 31, 2026, and (iii) in the case of the Involuntary Not for Cause or Voluntary for Good Reason (Change in Control) Termination column, for 18 months after separation in accordance with the Executive Change in Control Program.

(5) *Disability Income:* Reflects the estimated present value of all future payments to each executive, except for Ms. Pearce, under his or her elected disability program, which represent 100% of base salary for the first 90 days, and then $66\frac{2}{3}$% of salary thereafter, with a maximum of $20,000 per month, until the age of 67. Ms. Pearce's elected disability program represents 75% of base salary, plus average of bonus earnings over the last three fiscal years, minus state incapacity benefit, each year until the retirement age of 65. These payments would be made by the insurance provider, not by Autodesk.

(6) *Accidental Death or Dismemberment:* Reflects the lump-sum amount payable to each executive or his or her beneficiaries by Autodesk's insurance provider in the event of the executive's accidental death. There is also a prorated lump sum payment for dismemberment. The amount shown as payable upon dismemberment is based upon the payout for the most severe dismemberment under the plan.

(7) *Life Insurance:* Reflects the lump-sum amount payable to beneficiaries by Autodesk's insurance provider in the event of the executive's death.

(8) Ms. Pearce's cash severance and benefits are provided in British Pounds. These amounts represent the approximate dollar value of her base salary and other compensation converted to U.S. dollars using the British Pound to dollar exchange rate of 1.3185, which represents an average for fiscal year 2026.

Compensation of Directors

During fiscal year 2026, our non-employee directors were eligible to receive the annual compensation set forth below:

Member of the Board of Directors	$75,000 and RSUs ($250,000 equivalent)	
Non-executive Chair of the Board	an additional	$75,000
Chair of the Audit Committee	an additional	$25,000
Chair of the Compensation and Human Resources Committee	an additional	$20,000
Chair of the Corporate Governance and Nominating Committee	an additional	$10,000

As of the 2026 Annual Meeting of Stockholders, our non-employee directors were eligible to receive the annual compensation set forth below:

Member of the Board of Directors	$75,000 and RSUs ($300,000 equivalent)	
Non-executive Chair of the Board	an additional	$100,000
Chair of the Audit Committee	an additional	$25,000
Chair of the Compensation and Human Resources Committee	an additional	$20,000
Chair of the Corporate Governance and Nominating Committee	an additional	$15,000

The annual compensation cycle for non-employee directors begins on the date of the annual stockholders' meeting and ends on the date of the next annual stockholders meeting ("Directors' Compensation Cycle"). Director compensation in the tables below represent the portion of annual compensation with respect to service during Autodesk's fiscal year 2026.

No later than December 31 of the year prior to a director's re-election to the Board, the director can elect to receive up to 100% of his or her annual fees in the form of RSUs issued at a rate of $1.20 worth of stock for each $1.00 of cash compensation foregone ("Elected RSUs"). If cash is elected, cash compensation is accrued monthly and paid quarterly, in arrears. The Elected RSUs are issued at the beginning of the Directors' Compensation Cycle on the date of the annual meeting of stockholders and vest on the date of the annual meeting of stockholders in the following year, provided that the recipient is a director on such date.

Non-Employee Director Annual Compensation Cycle
June 18, 2025 Annual Stockholder Meeting - June 17, 2026 Annual Stockholder Meeting

Director	% Annual Fees Elected to Convert to RSUs (July 16, 2024 - June 17, 2025)	% Annual Fees Elected to Convert to RSUs (June 18, 2025 - June 17, 2026)
Stacy J. Smith	100	100
Karen Blasing	100	100
John T. Cahill	N/A	100
Jeff Epstein	N/A	—
Reid French	100	100
Dr. Ayanna Howard	100	100
Blake Irving	100	100
Ram R. Krishnan	N/A	100
Mary T. McDowell	100	N/A
Stephen Milligan	100	100
Lorrie M. Norrington	100	N/A
Elizabeth (Betsy) Rafael	N/A	N/A
Rami Rahim	100	100
A. Christine (Christie) Simons	N/A	—

During fiscal year 2026, Autodesk's Director Compensation Policy under the Autodesk's 2022 Equity Incentive Plan provided for the automatic grant of RSUs to our non-employee directors. Upon being elected or appointed to our Board, each non-employee director would be provided an initial grant of RSUs with a grant date value of $250,000 and prorated based on service on the date such director joined the Board ("Initial RSUs"), with subsequent annual grants of RSUs with a grant date value of $250,000 on the date of the annual meeting ("Subsequent Annual RSUs").



$$\$250{,}000 \times \frac{\text{The number of calendar days from the Date of Grant to Autodesk's next annual meeting of stockholders}}{365} \,/\, \text{Fair Market Value of a Share on the Date of Grant} = \text{Result is rounded down to the nearest whole number of shares}$$

Initial RSUs vest upon the annual meeting of stockholders following the date of grant. Subsequent Annual RSUs vest over a one-year period. If a non-employee director is appointed on the date of an annual meeting, such non-employee director is not eligible to an Initial RSU.

Under the 2022 Equity Incentive Plan, directors may elect to defer all or part of their Subsequent Annual RSUs and Elected RSUs. Distributions of these deferred RSUs will be made in shares of Autodesk's common stock in annual installments or by lump sum in accordance with the distribution election made by the director.

The tables below present information concerning the compensation paid by us to each of our non-employee directors for fiscal year 2026. Dr. Anagnost, who was an Autodesk employee during fiscal year 2026, did not receive additional compensation for his service as a director.

Current Directors	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (3)	Total ($)
Stacy J. Smith	150,000	279,840	429,840
Karen Blasing	75,000	264,785	339,785
John T. Cahill	61,667	269,804	331,471
Jeff Epstein	46,250	249,731	295,981
Reid French	96,917	268,918	365,835
Dr. Ayanna Howard	75,000	264,734	339,734
Blake Irving	81,167	266,852	348,019
Ram R. Krishnan	46,250	264,785	311,035
Mary T. McDowell	36,417	—	36,417
Stephen Milligan	75,000	264,785	339,785
Lorrie M. Norrington	32,583	—	32,583
Rami Rahim	75,000	264,785	339,785
A. Christine (Christie) Simons	46,250	249,731	295,981

(1) Fees Earned or Paid in Cash reflects the dollar amounts of fees earned. As noted above, during fiscal year 2026, directors could elect to receive up to 100% of their compensation in the form of RSUs in lieu of cash. The following table represents actual cash received by the directors in fiscal year 2026 based on their elections. See footnote (b) for more information regarding the RSUs granted in lieu of cash.

Current Directors	Fees Actually Paid in Cash ($)
Stacy J. Smith	—
Karen Blasing	8,726
John T. Cahill	22,038
Jeff Epstein	37,500
Reid French	—
Dr. Ayanna Howard	—
Blake Irving	—
Ram R. Krishnan	37,500
Mary T. McDowell	—
Stephen Milligan	—
Lorrie M. Norrington	—
Rami Rahim	—
A. Christine (Christie) Simons	37,500

(2) The Stock Awards column reflects (i) the grant date fair value of the Initial RSUs and Subsequent Annual RSUs and (ii) the pro-rata grant date fair value of 20% of the stock awards the directors earned during fiscal year 2026 in lieu of cash. The 20% represents the premium of $1.20 worth of stock for each $1.00 of cash compensation foregone. The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K filed on March 3, 2026. These amounts do not correspond to the actual value that will be realized by the directors upon the vesting of RSUs or the sale of the common stock underlying such awards.

The following table shows the total amounts and fair values, as well as the 20% premium, of RSUs granted on July 16, 2024, in lieu of cash foregone for the July 16, 2024, through June 17, 2025, Directors' Compensation Cycle:

| Current Directors | Restricted Stock Unit | | | |
	Total Number of Shares (#)	Number of Shares Representing the 20% Premium (#)	Grant Date Fair Value of Stock Awards ($)	Grant Date Fair Value of the 20% Premium of the Stock Awards ($)
Stacy J. Smith	709	119	179,958	30,205
Karen Blasing	354	59	89,852	14,975
John T. Cahill	—	—	—	—
Jeff Epstein	—	—	—	—
Reid French	472	79	119,803	20,052
Dr. Ayanna Howard	354	59	89,852	14,975
Blake Irving	354	59	89,852	14,975
Ram R. Krishnan	—	—	—	—
Mary T. McDowell	449	75	113,965	19,037
Stephen Milligan	354	59	89,852	14,975
Lorrie M. Norrington	401	67	101,782	17,006
Elizabeth (Betsy) Rafael	—	—	—	—
Rami Rahim	354	59	89,852	14,975
A. Christine (Christie) Simons	—	—	—	—

The following table shows the total amounts and fair values, as well as the 20% premium, of RSUs granted on June 18, 2025, in lieu of cash foregone for the June 18, 2025, through June 17, 2026, Directors' Compensation Cycle:

| Current Directors | Restricted Stock Unit | | | |
	Total Number of Shares (#)	Number of Shares Representing the 20% Premium (#)	Grant Date Fair Value of Stock Awards ($)	Grant Date Fair Value of the 20% Premium of the Stock Awards ($)
Stacy J. Smith	609	102	179,771	30,109
Karen Blasing	304	51	89,738	15,055
John T. Cahill	406	68	119,847	20,073
Jeff Epstein	—	—	—	—
Reid French	386	65	113,943	19,187
Dr. Ayanna Howard	304	51	89,738	15,055
Blake Irving	345	58	101,841	17,121
Ram R. Krishnan	304	51	89,738	15,055
Mary T. McDowell	—	—	—	—
Stephen Milligan	304	51	89,738	15,055
Lorrie M. Norrington	—	—	—	—
Rami Rahim	304	51.00	89,738	15,055
A. Christine (Christie) Simons	—	—	—	—

The following tables show the total amounts and fair values of Subsequent Annual RSUs granted during fiscal year 2026.

| | Restricted Stock Unit | | |
Current Directors	Grant Date(s)	Number of Shares (#)	Grant Date Fair Value of Stock Awards ($)
Stacy J. Smith	6/18/2025	846	249,731
Karen Blasing	6/18/2025	846	249,731
John T. Cahill	6/18/2025	846	249,731
Jeff Epstein	6/18/2025	846	249,731
Reid French	6/18/2025	846	249,731
Dr. Ayanna Howard	6/18/2025	846	249,731
Blake Irving	6/18/2025	846	249,731
Ram R. Krishnan	6/18/2025	846	249,731
Mary T. McDowell	6/18/2025	—	—
Stephen Milligan	6/18/2025	846	249,731
Lorrie M. Norrington	6/18/2025	—	—
Rami Rahim	6/18/2025	846	249,731
A. Christine (Christie) Simons	6/18/2025	846	249,731

The aggregate number of each director's RSUs outstanding at January 31, 2026, was:

Current Directors	Aggregate Number of Shares Underlying Outstanding Restricted Stock Units
Stacy J. Smith	1,455
Karen Blasing	1,150
John T. Cahill	1,252
Jeff Epstein	846
Reid French	1,232
Dr. Ayanna Howard	1,150
Blake Irving	1,191
Ram R. Krishnan	1,150
Mary T. McDowell	—
Stephen Milligan	1,150
Lorrie M. Norrington	—
Rami Rahim	1,150
A. Christine (Christie) Simons	846

Director Stock Ownership Guidelines

The Board believes directors should have a meaningful financial stake in Autodesk in order to further align their interests with Autodesk's stockholders. To that end, the Board has adopted mandatory ownership guidelines for the directors. These mandatory ownership guidelines require all directors to hold shares of Autodesk's common stock equivalent in value to five times their annual cash retainer.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the beneficial ownership of Autodesk's common stock as of March 31, 2026, for each person or entity who is known by Autodesk to own beneficially more than 5% of the outstanding shares of Autodesk common stock, each of Autodesk's current directors (including the nominees for directors), each of the named executive officers, including former executive officers, and all current directors and executive officers as a group.

5% Stockholders, Directors and Officers (1)	Common Stock Beneficially Owned (2)	Percentage Beneficially Owned (3)
Principal Stockholders:		
The Vanguard Group, Inc. (4)	21,413,983	10.1%
BlackRock, Inc. (5)	19,233,480	9.1%
Non-Employee Directors (6):		
Stacy J. Smith	21,627	*
Karen Blasing	6,389	*
John T. Cahill (7)	2,551	*
Jeff Epstein	—	*
Dr. Ayanna Howard	—	*
Blake Irving	9,599	*
Ram R. Krishnan	491	*
Stephen Milligan	—	*
Rami Rahim	959	*
A. Christine (Christie) Simons	180	*
Named Executive Officers:		
Andrew Anagnost	115,159	*
Janesh Moorjani	19,176	*
Steven M. Blum (8)	33,742	*
Ruth Ann Keene	75,613	*
Rebecca Pearce	8,466	*
Director Nominee:		
Omar Abbosh	—	*
All directors and executive officers as a group (15 individuals)	293,952	*

_____

* Represents less than one percent (1%) of the outstanding common stock.

(1)   Unless otherwise indicated in their respective footnote, the address for each listed person is c/o Autodesk, Inc., One Market Street, Ste. 400, San Francisco, California 94105.

(2)   The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares the individual or entity has the right to acquire within 60 days of March 31, 2026, through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(3)   The total number of shares of common stock outstanding as of March 31, 2026, was 211,325,324.

(4)   As of September 30, 2025, the reporting date of The Vanguard Group, Inc.'s filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on October 6, 2025, The Vanguard Group, Inc. was deemed to have sole dispositive power with respect to 19,348,828 shares, shared voting power with respect to 1,290,864 shares, and shared dispositive power with respect to 2,065,155 shares. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355. On March 26, 2026, The Vanguard Group, Inc. filed a 13G/A reporting that The Vanguard Group, Inc. went through an internal realignment and, certain subsidiaries or business divisions of subsidiaries of The Vanguard Group, Inc., that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group, Inc., will report beneficial ownership separately (on a disaggregated basis) from The Vanguard Group, Inc. The Vanguard Group, Inc. no longer has, or is deemed to have, beneficial ownership over securities beneficially owned by such subsidiaries and/or business divisions.

(5)   As of December 31, 2023, the reporting date of BlackRock, Inc.'s most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on January 25, 2024, BlackRock, Inc. was deemed to have sole voting power with respect to

17,449,172 shares and sole dispositive power with respect to 19,233,480 shares. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(6) Directors' holdings reported include vested awards deferred under our 2022 Equity Incentive Plan and our 2012 Outside Directors' Stock Plan.

(7) Includes 2,060 shares held indirectly by trust.

(8) Includes 32,993 shares held indirectly by trust.

Equity Compensation Plan Information

The following table summarizes the number of outstanding options and awards granted to employees and directors, as well as the number of securities remaining available for future issuance under these plans as of January 31, 2026:

Plan category	(a) Number of securities to be issued upon exercise or vesting of outstanding options, warrants and rights (in millions) (2)	(b) Weighted-average exercise price of outstanding options, warrants and rights (3)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (in millions) (4)
Equity compensation plans approved by security holders (1)	4	$ 22.19	27
Equity compensation plans not approved by security holders	—	—	—
Total	4	$ —	27

_____

(1) Includes the 2022 Equity Incentive Plan that was approved by Autodesk's stockholders and became effective on June 16, 2022 and amended and restated on June 18, 2025 set forth in Note 4, "Equity Compensation" in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K filed on March 3, 2026. The 2022 Equity Incentive Plan replaced the 2012 Employee Stock Plan, as amended, and the 2012 Outside Directors' Stock Plan, as amended. No further awards may be granted under these prior plans.

(2) Includes stock options, restricted stock units and performance stock units at target.

(3) Weighted-average exercise prices are calculated without regard to performance shares and RSUs, which do not have any exercise price.

(4) Included in this amount are 3 million securities available for future issuance under Autodesk's ESPP.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC. Such executive officers, directors, and stockholders also are required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of the copies of such reports furnished to us and written representations that no other reports were required to be filed, we believe that all reports were filed on a timely basis.

Report of the Audit Committee of the Board of Directors

The Audit Committee is a committee of the Board consisting solely of independent directors as required by the listing standards of the Nasdaq and rules of the SEC. The Audit Committee operates under a written charter approved by the Board, which is available on Autodesk's website at www.autodesk.com under "Investor Relations - Corporate Governance." The composition of the Audit Committee, the attributes of its members, and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

As described more fully in its charter, the Audit Committee's role includes the oversight of our financial, accounting and reporting processes; our system of internal accounting and financial controls; and oversight of the management of risks associated with Autodesk's financial reporting, accounting and auditing matters. The Audit Committee is directly responsible for the selection, appointment, compensation, engagement, retention, termination, and services of our independent registered public accounting firm, Ernst & Young LLP ("EY"), including conducting a review of its independence; reviewing and approving the planned scope of our annual audit; overseeing EY's audit work; reviewing and pre-approving any audit and permissible non-audit services and fees that may be performed by EY; reviewing with management and EY the adequacy of our system of internal financial and disclosure controls; reviewing our critical accounting policies and the application of accounting principles; monitoring the rotation of EY partners on our audit engagement team as required by regulation; reviewing Autodesk's treasury policies and tax positions; overseeing the performance of our internal audit function; and overseeing our management of cybersecurity risks relating to financial, accounting, and internal controls. The Audit Committee establishes and oversees Autodesk's compliance with the procedures for handling complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for confidential, anonymous submission of concerns by employees regarding accounting and auditing matters. The Audit Committee's role also includes meeting to review our annual audited financial statements and quarterly financial statements with management and EY. The Audit Committee held 8 meetings during fiscal year 2026. Management is responsible for the quarterly and annual financial statements and the reporting process, including the systems of internal controls. EY is responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles. Within this context, the Audit Committee reviewed and discussed the audited financial statements for fiscal year 2026 with management and EY.

The Audit Committee has received the written disclosures and letter from EY required by applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") regarding EY's communications with the Audit Committee concerning independence, has discussed with EY the independence of that firm, and has considered whether the provision of non-audit services was compatible with maintaining the independence of that firm. In addition, the Audit Committee has discussed with EY the matters required to be discussed by the applicable requirements of the PCAOB. The Audit Committee also discussed with management and with EY the evaluation of Autodesk's internal controls and the effectiveness of Autodesk's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee discussed with Autodesk's internal and independent auditors the overall scope and plans for their respective audits. In addition, the Audit Committee met with the internal and the independent auditors, with and without management present, on a regular basis in fiscal year 2026 and discussed the results of their examinations and the overall quality of Autodesk's financial reporting.

On the basis of these reviews and discussions, the Audit Committee recommended to the Board (and the Board has approved) that Autodesk's audited financial statements be included in Autodesk's Annual Report on Form 10-K for the fiscal year ended January 31, 2026, for filing with the SEC.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

John T. Cahill (Chair)   Jeff Epstein   Stephen Milligan   A. Christine (Christie) Simons

Proposals

Proposal One: Election of Directors

Autodesk's Bylaws permit our Board to establish by resolution the authorized number of directors; currently, 11 directors are authorized.

Upon the recommendation of the Corporate Governance and Nominating Committee, the Board has nominated 11 individuals to be elected at the Annual Meeting. All of the nominees are presently directors of Autodesk, except for Mr. Abbosh, and have all consented to being named in this Proxy Statement and serving as directors if elected. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the 11 nominees named below. Your proxy cannot be voted for more than 11 director candidates.

A majority of the votes cast is required for the election of each director.

_____

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR"
THE NOMINEES LISTED BELOW.

_____

Name	Age	Director Since	Principal Occupation
Andrew Anagnost	61	2017	President and Chief Executive Officer, Board Director, Autodesk, Inc.
Stacy J. Smith	63	2011	Executive Chairman, Kioxia Corporation
Omar Abbosh	60	N/A	Chief Executive Officer, Pearson
Karen Blasing	69	2018	Former Chief Financial Officer, Guidewire Software, Inc.
John T. Cahill	68	2024	Vice Chair of the Kraft Heinz Company; Former Chairman and CEO of Kraft Foods
Jeff Epstein	69	2025	Operating Partner and Head of Corporate Development, Bessemer Venture Partners
Dr. Ayanna Howard	54	2019	Dean of the College of Engineering at The Ohio State University; CTO, Co-founder, Zyrobotics
Blake Irving	66	2019	Former Chief Executive Officer, GoDaddy Inc.
Ram R. Krishnan	55	2024	Executive Vice President and Chief Operating Officer, Emerson Electric Co.
Rami Rahim	55	2022	Former Chief Executive Officer of Juniper Networks, Inc.
A. Christine (Christie) Simons	63	2025	Former Senior Partner at Deloitte & Touche LLP

Proposal Two: Ratification of the Appointment of Independent Registered Public Accounting Firm

The Audit Committee has selected Ernst & Young LLP ("EY") as the independent registered public accounting firm to audit the consolidated financial statements of Autodesk for the fiscal year ending January 31, 2027, and recommends that the stockholders vote to ratify that appointment. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection. Even if the selection of EY is ratified, the Audit Committee, in its discretion, may direct the selection of a different independent registered public accounting firm at any time if the Audit Committee determines that such a change would be in the best interests of Autodesk and its stockholders.

EY has been retained as our independent registered public accounting firm continuously since the fiscal year ended January 31, 1983. We expect a representative of EY to be present at the Annual Meeting. The representative will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote are required to ratify the appointment of EY as Autodesk's independent registered public accounting firm.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR"
THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP
AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Principal Accounting Fees and Services

The following table presents fees billed for professional audit services and other services rendered to Autodesk by EY and its affiliates for the fiscal years ended January 31, 2026 and 2025.

	Fiscal Year 2026		Fiscal Year 2025
	(in millions)		
Audit Fees (1)	$	10.7	$	10.1
Audit-Related Fees (2)		—		0.2
Tax Fees (3)		0.4		0.3
All Other Fees		—		—
Total	$	11.1	$	10.6

(1) Audit Fees consisted of fees billed for professional services rendered for the integrated audit of Autodesk's annual financial statements and management's report on internal controls included in Autodesk's Annual Reports on Form 10-K, for the review of the financial statements included in Autodesk's Quarterly Reports on Form 10-Q, and for other services, including statutory audits and services rendered in connection with SEC filings.

(2) Audit-Related Fees includes fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. This category includes fees arising from accounting-related consulting services and accounting consultations and attest services that are not required by statute or regulation.

(3) Tax Fees consisted of fees billed for tax compliance, consultation, and planning services.

Pre-Approval of Audit and Non-Audit Services

Generally, all audit and non-audit services provided by EY and its affiliates to Autodesk must be pre-approved by the Audit Committee. The Audit Committee is presented with a detailed listing of the individual audit and non-audit services and fees (separately describing audit-related services, tax services, and other services) expected to be provided by EY and its affiliates during the year. The Audit Committee is also responsible for the audit fee negotiations associated with Autodesk's retention of EY. Periodically, the Audit Committee receives an update of all pre-approved audit and non-audit services conducted, and information regarding any new audit and non-audit services to be provided by EY and its affiliates. The Audit Committee reviews the update and approves the proposed services if they are deemed acceptable.

To ensure prompt handling of unexpected matters, the Chair of the Audit Committee has authority to amend or modify the list of approved audit and non-audit services and fees so long as such additional or amended services do not affect EY's independence under applicable SEC rules. The Chair reports any such action taken at subsequent Audit Committee meetings.

Rotation

The Audit Committee periodically reviews and evaluates the performance of EY's lead audit partner, oversees the required rotation of the lead audit partner responsible for our audit, and reviews and considers the selection of the lead audit partner.

At this time, the Audit Committee and the Board believe that the continued retention of EY to serve as our independent registered public accounting firm is in the best interests of Autodesk and its stockholders.

Proposal Three: Non-Binding Vote to Approve Compensation for Named Executive Officers

The Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act enable our stockholders to vote, on a non-binding advisory basis, to approve the compensation of our named executive officers as described in the Compensation Discussion and Analysis section and the accompanying compensation tables and narrative discussion in this Proxy Statement (a "Say-on-Pay" vote). Stockholders are encouraged to read that information in its entirety to obtain a complete understanding of our executive compensation program philosophy, design, and linkage to stockholder interests. Since 2011, we have held our Say-on-Pay vote every year. Under our policy of providing for annual votes, we expect that our next Say-on-Pay vote will occur at our 2026 Annual Stockholder Meeting.

Autodesk has designed its compensation programs to reward executives for producing strong results that are aligned with the interests of our stockholders. We emphasize variable long-term and "at-risk" compensation dependent upon prospective financial, strategic, and stock price performance and a retrospective assessment of Autodesk's success to determine pay opportunities.

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote are required to approve, on an advisory basis, the compensation of our named executive officers.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR"
THE ADVISORY PROPOSAL APPROVING
NAMED EXECUTIVE OFFICER COMPENSATION

Stockholder Engagement on Executive Compensation

We value the input of our stockholders. The Committee carefully considers stockholder feedback as part of its ongoing review of our executive compensation programs, design, and metrics, and this feedback has informed changes the Committee has made in recent years to align our programs with our business transformation. At the 2025 Annual Meeting, 88.1% of the votes cast on our say-on-pay proposal were favorable, reflecting strong stockholder support for our executive compensation programs. In fiscal year 2026, members of our management team and, in certain instances, independent members of our Board continued our regular outreach and held meetings with stockholders representing over half of our outstanding shares. Our management team and independent Chair met with representatives from active and passive funds to discuss strategy, our executive and employee compensation programs, capital allocation, progress on our sustainability, workforce, board composition and skill sets, and a broad range of other topics. This outreach enabled us to gather feedback from a significant cross-section of our stockholder base. Information about our response to stockholder feedback on our executive compensation programs is discussed in more detail in the Compensation Discussion and Analysis section of this proxy statement, above.

Compensation Guiding Principles

The Committee believes that Autodesk's executive compensation program should be designed to attract, motivate, and retain talented executives and provide a rigorous framework that is tied to stockholder returns, company performance, long-term strategic corporate goals, and individual performance. The general compensation objectives are to:

- Recruit and retain the highest caliber of executives through competitive rewards;
- Motivate executive officers to achieve business and financial goals;
- Balance rewards for short- and long-term performance; and
- Align rewards with stockholder value creation.

Within this framework, the total compensation for each executive officer varies based on multiple dimensions:

- Whether Autodesk achieves its short-term and long-term financial and non-financial objectives;
- Autodesk's TSR relative to companies in the North American Technology Software Index;
- The specific roles and responsibilities of the officer;
- Each officer's skills, capabilities, contributions, and performance;
- Internal pay alignment considerations; and
- Retention considerations.

Our executive compensation program emphasizes variable compensation with both annual and long-term performance components. In fiscal year 2026, 96% of our CEO's and 91% of other NEOs' target total compensation was variable in nature and "at risk". In addition, in fiscal year 2026, 91% of our CEO's and 83% of other NEOs' target total compensation consisted of long-term equity. Our fiscal year 2026 incentive programs reward strong annual financial and operational performance, as well as relative TSR over three-year performance period. The charts below illustrate the fiscal year 2026 pay mix between base salary and targeted short-term and targeted long-term equity compensation for our CEO and other NEOs.


4% Base Salary
5% Target EIP
36% RSUs
55% PSUs
CEO
96% at risk
9% Base Salary
8% Target EIP
33% RSUs
50% PSUs
Other NEOs(1)
91% at risk

(1) Excludes Mr. Moorjani, who received a portion of his new hire awards during FY26 that do not reflect ongoing long-term equity compensation.

Leading Compensation Governance Practices

Autodesk's executive compensation objectives are supported by policies and strong governance practices that align executives' interests with the interests of our stockholders. Some of the program's most notable features are highlighted in the table below and summarized in the Compensation Discussion and Analysis.

What We Do	What We Do Not Do
✔ Engage in robust stockholder outreach	🚫 Provide excise tax gross-up for double-trigger change in control arrangements
✔ Tie a significant percentage of NEO total pay to the achievement of critical financial objectives and stockholder value creation	🚫 Allow hedging, pledging, or trading in Autodesk derivative securities
✔ Employ maximum limits on performance-based cash and equity incentive compensation	🚫 Reprice stock options
✔ Require significant stock ownership holdings	🚫 Offer executive benefits that differ from those offered to our other salaried employees or excessive perquisites
✔ Include a clawback policy in incentive programs	🚫 Use fixed-term employment agreements
✔ Grant more than 50% of top executives' LTI awards in the form of performance-based awards	🚫 Make severance payments to named executive officers who voluntarily terminate their employment
✔ Ensure effective risk management	
✔ Rely on an independent compensation committee and engage an independent compensation consultant	

Proposal Four: Approval of an Amendment of our Amended and Restated Certificate of Incorporation

Stockholders are being asked to approve an amendment to our Amended and Restated Certificate of Incorporation. The proposed amendment would provide for the exculpation of certain of our officers from liability in specific circumstances, as permitted by the Delaware General Corporation Law (the "DGCL"), as it may be amended from time to time.

Corporate Governance Review

Our Corporate Governance and Nominating Committee and our Board considered the benefits and the consequences of this proposal, including:

- *The proposal remedies historical inconsistencies.* We believe that amending our Amended and Restated Certificate of Incorporation to provide for officer exculpation remedies the historically inconsistent treatment of officers and directors under the DGCL, to the fullest extent permitted by the DGCL.

- *The proposal is a balanced approach.* We also believe that eliminating personal monetary liability for officers under certain circumstances is reasonable and appropriate and will strike a balance between stockholders' interest in accountability and their interest in our Company being able to attract and retain quality officers to work on its behalf. Delaware corporations that fail to adopt officer exculpation provisions may experience a disproportionate amount of nuisance litigation and disproportionately increased costs in the form of increased director and officer liability insurance premiums, as well as diversion of management attention from the business of the corporation.

- *The proposal is necessary to assist in recruiting talented officers.* A number of companies have already adopted similar exculpation provisions, and our Board anticipates that similar exculpation provisions are likely to be adopted by our peers and others with whom we compete for executive talent. If we fail to adopt the officer exculpatory protections now offered under Delaware law, prospective or current candidates may be deterred from serving as officers due to concerns with potential exposure to personal liability. This could negatively impact our ability to compete with other companies in recruiting and retaining qualified officer candidates.

- *The proposal protects our future interests.* We are not proposing this amendment in anticipation of any specific litigation confronting the Company or its officers, but are rather making such proposal on a prospective basis to help mitigate potential future harm to the Company and its stockholders.

Taking into account the scope of claims for which an officer's liability would be exculpated under the law, and the aforementioned benefits our Board believes would accrue to our Company and our stockholders, the Corporate Governance and Nominating Committee, as a result of the ongoing review of our corporate governance policies, has recommended that our Board approve the amendment of our Amended and Restated Certificate of Incorporation to permit officer exculpation in certain circumstances.

Proposed Amendment

Effective August 1, 2022, the State of Delaware, which is the company's state of incorporation, enacted legislation that enables Delaware corporations to eliminate or limit the personal liability of certain of their officers in limited circumstances. In light of this update in the law, we are proposing to amend our Amended and Restated Certificate of Incorporation to provide for the exculpation of certain of the company's officers from liability in specific circumstances, as permitted by the DGCL. The DGCL permits officer exculpation only for direct claims (and not for, e.g., derivative claims made by stockholders on behalf of the company). The DGCL does not permit officer exculpation with respect to breaches of the duty of loyalty, acts or omissions not in good faith or that involve

intentional misconduct or a knowing violation of law, or any transaction from which the officer derived an improper personal benefit. Our proposed amendment would provide for exculpation of officers to the extent permitted under the DGCL, as it may be amended from time to time.

Reasons for the Proposal

The proposed amendment to our Amended and Restated Certificate of Incorporation to provide for exculpation of officers would remedy, in part, the inconsistent treatment of officers and directors under Delaware law notwithstanding that both officers and directors have similar fiduciary duties. The proposed amendment is intended to strike a balance between stockholders' interest in accountability and their interest in limiting the exposure of the company and its officers to the distraction and expense of potentially frivolous stockholder litigation. Providing for the exculpation of officers may also aid the company in attracting and retaining quality officers to work on its behalf.

Board of Directors Approval

After careful consideration by the Corporate Governance and Nominating Committee and the Board, and after review and consideration of the scope of exculpation that the proposed amendment would provide, the reasons set forth above, recent similar actions taken by other similarly situated companies, and current best practices, our Board has determined that an amendment to our Amended and Restated Certificate of Incorporation to provide for the exculpation of officers from liability in specific circumstances, as permitted by the DGCL, as it may be amended from time to time, is advisable and in the best interests of the company and our stockholders. The Board has approved and adopted such proposed amendment subject to receipt of the approval by the company's stockholders and has recommended such proposed amendment to the company's stockholders for approval and adoption.

In accordance with the DGCL, our Board may elect to abandon the proposed amendment to our Amended and Restated Certificate of Incorporation without further action by our stockholders at any time prior to the effectiveness of the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware, notwithstanding stockholder approval of the proposed amendment to our Amended and Restated Certificate of Incorporation at the Annual Meeting.

Certificate of Amendment

The proposed Certificate of Amendment to the Amended and Restated Certificate of Incorporation reflecting the foregoing charter amendment is attached as Appendix B to this Proxy Statement.

Accordingly, we ask our stockholders to vote on the following resolution:

"**RESOLVED**, that the Company's stockholders approve an amendment to the Company's Amended and Restated Certificate of Incorporation to amend and restate the first paragraph of Article IX in its entirety, to read as follows:

ARTICLE IX

To the fullest extent permitted by the General Corporation Law as the same exists or may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer."

Vote Required

The approval of the amendment of our Amended and Restated Certificate of Incorporation to permit the exculpation of officers requires the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote on the proposal. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum and will also count as votes against this proposal, i.e., will have the same effect as a vote AGAINST this proposal.

If this Proposal 4 is not approved by the requisite vote of our stockholders, then the Certificate of Amendment will not be filed with the Secretary of State of the State of Delaware and our Amended and Restated Certificate of Incorporation will remain as is.

_____

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE AMENDMENT OF ARTICLE IX OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION.

_____

Proposal Five: Shareholder Proposal Requesting Amendment to Reduce Threshold to Call Special Meetings of Stockholders

John Chevedden, whose address is 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, the beneficial owner of 20 shares of Autodesk stock, has advised the Company that he intends to present the following stockholder proposal at the Annual Meeting. The proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent.

The text of the stockholder proposal and supporting statement appear exactly as received by the Company unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all those assertions.



FOR
Shareholder Rights

Proposal 5 – Give Shareholders a Reasonable Ability to Call for a Special Shareholder Meeting

Shareholders ask our Board of Directors to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting or the owners of the lowest percentage of shareholders, as governed by state law, the power to call a special shareholder meeting. Such a special shareholder meeting can be an easy to convene online shareholder meeting.

There shall be no poison pill discriminatory rule to require ownership of shares for a specific period of time in order for shares to participate in calling for a special shareholder meeting.

There is no concern that allowing 10% of shares to call for a special shareholder meeting is too easy. It is almost unheard of for any special shareholder meeting, called for by shareholders, to ever occur at any company even though a significant number of companies allow 10% of shareholders to call for a special shareholder meeting.

In the vast majority of cases or in most cases, once a special meeting is called for by shareholders, the issues behind calling for a special shareholder meeting are quickly resolved.

Unfortunately Autodesk (ADSK) requires shares owning 25% of ADSK stock outstanding to initiate the calling of a special shareholder meeting by shareholders.

There has never been a company response to the 100s of special shareholder meeting proposals, such as this proposal, that gave one example of a special shareholder meeting actually being held at a company that required 25% of shares outstanding to initiate. Thus the 25% figure seems to be out of reach at the vast majority of companies.

To guard against the Autodesk (ADSK) Board of Directors and management becoming complacent ADSK shareholders need a reasonable ability to call a special shareholder meeting to help the Board adopt new strategies when ADSK underperforms. If ADSK directors and management know that ADSK shareholders have a reasonable ability call a special shareholder meeting they will have more of an incentive to perform.

Please vote yes:
Give Shareholders a Reasonable Ability to Call for a Special Shareholder Meeting — Proposal 5



X The Board recommends that you vote "**AGAINST**" this proposal.

The Company's Statement in Opposition to Proposal Five

Autodesk Shareholders Already Have a Reasonable Ability to Call a Special Shareholder Meeting

Our Board recognizes the importance as a corporate governance practice of giving stockholders the right to call special meetings of stockholders in appropriate circumstances. On July 16, 2024, the Board amended and restated the Company's certificate of incorporation and bylaws to provide our stockholders a meaningful right to call special meetings of stockholders following approval of such amendment by over 90% of the shares voted at the Company's 2024 Annual Meeting. The Board believes that the Company's bylaw provision permitting stockholders collectively owning at least 25% of the voting power of the Company's common stock to call special meetings of stockholders strikes the appropriate balance between this stockholder right and our stockholders' interest in avoiding the disruption and substantial administrative and financial burdens associated with a special meeting of stockholders in which a small group of stockholders may seek to advance a narrowly supported interest.

The Board has carefully reviewed and considered the proponent's proposal and has concluded that providing for a special meeting ownership threshold of 10% would not be in the best interests of the Company's stockholders. The Board recommends a vote "**AGAINST**" the proposal for the following reasons:

The Stockholder Proposal is Unnecessary

Our Board believes that the stockholder proposal is unnecessary because the Company's special meeting ownership threshold was recently set in 2024 to require 25% or more of the voting power of our capital stock to call special meetings.

Our Board recognizes that providing stockholders the ability to request special meetings is viewed by some stockholders as an important corporate governance practice. Our Board also believes that special meetings should only be called to discuss critical, time-sensitive issues that cannot be delayed until Autodesk's next annual meeting. In addition, convening a special meeting of stockholders imposes significant costs, both administrative and operational. Our Board and management must devote significant time and attention to preparing for a special meeting, taking their attention away from their primary focus of operating our business.

For these reasons, our Board believes that the 25% threshold sets an appropriate level that ensures a stockholder right in the event of a critical, time-sensitive issue, while still adequately balancing the best interests of the stockholders.

Special Meeting Rights Could be Abused by Special-Interest Stockholder Groups

Our Board believes that a small minority of new stockholders should not be entitled to use the mechanism of a special meeting to advance their own special interests. Our current 25% threshold strikes an appropriate balance between ensuring that stockholders have the right to request a special meeting on critical matters, while at the same time protecting against the misuse of the special meeting right by a group of very few stockholders. A failure to receive 25% support to convene a special meeting is a strong indicator that the issue brought forth is unduly narrow and not deemed a critical issue by Autodesk's stockholders generally. The 25% threshold is therefore more appropriate than the 10% threshold in this stockholder proposal. It is also more in line with market practice: as of December 31, 2025, of the companies in the S&P 500 that give stockholders the ability to call a special meeting, nearly half of such companies have a threshold equal to or greater than 25%, and 25% is the most common threshold.

Autodesk's strong corporate governance practices ensure that our Board remains accountable and responsive to stockholders

Our Board recognizes that it is accountable to Autodesk's stockholders. Our Board believes that our governance practices, which are more fully outlined in "Governance and our Board of Directors" and "Key Highlights of our Board Corporate Governance Practices," demonstrate and promote accountability and advance long-term value creation. Autodesk's key substantive stockholder rights and strong corporate governance practices include:

- Active Stockholder Engagement Program: During fiscal year 2026, members of our management team and, in certain instances, independent members of our Board continued our regular outreach and contacted stockholders representing over 50% of Autodesk shares, and provided stockholder feedback to the Board.
- Majority-Independent Board: Having an independent Board is a key component of our governance strategy. Each of our directors, other than Dr. Anagnost, our Chief Executive Officer, is an "independent director" within the meaning of applicable Nasdaq listing standards.
- Fully Independent Committees: We believe having independent committees with independent chairs is an important aspect of the leadership structure of our Board. Our Board has three standing committees consisting entirely of independent directors.
- Separate Chair and CEO: We currently separate the roles of Chairman and CEO. Our Chair has a clearly defined set of responsibilities, significant authority, and provides independent Board leadership.
- Board Refreshment: We are committed to board refreshment. We aim to strike a balance between retaining directors with deep knowledge of Autodesk and adding directors with a fresh perspective. We regularly assess the balance of skills on our Board to ensure we have a diverse mix of perspectives to support our strategy. The average tenure for our director nominees is about 4.8 years.
- Annual Elections of Directors and Majority Voting: All of our directors are elected annually by our stockholders. We have a majority voting standard for the election of directors in uncontested elections.
- Proxy Access Right on Market Terms: Our Bylaws provide for proxy access nominations of director candidates by eligible stockholders on market terms.
- Stockholder Action by Written Consent: Our Bylaws provide our stockholders to act by written consent. To date, our stockholders have not utilized this ability.

Stockholder engagement remains an important source of feedback that informs our corporate decisions and is significantly more cost effective than a special meeting

We meet with stockholders throughout the year and solicit their perspectives on corporate governance, among other topics. In addition to regular formal engagement with our institutional stockholders, we maintain open lines of communication by which all stockholders are permitted to communicate directly with members of our Board. We value the views of our stockholders, and the input we receive is important in informing our corporate governance practices. We have taken a number of actions in part on feedback we have received to increase stockholder rights and enhance the Board's structure and other corporate governance practices. For example, the Board has recommended that our stockholders vote on executive compensation each year (an annual say on pay vote) so that stockholders can promptly provide their views on the compensation of our Company's named executives and all of our Company's directors are elected annually with majority voting for director elections in uncontested elections.

Required Vote

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote are required to approve, on an advisory basis, the vote upon the stockholder proposal, if properly presented, to enable stockholders holding 10% or more of our common stock to call special meetings.

───

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST"
THE STOCKHOLDER PROPOSAL TO REDUCE THRESHOLD
TO CALL SPECIAL MEETINGS OF STOCKHOLDERS.

───

Information About the 2026 Annual Meeting of Stockholders

Location, Stock Ownership, Quorum, and Voting

Q: Where is the Annual Meeting?

_____

A: The Annual Meeting will be held in a virtual format only at www.virtualshareholdermeeting.com/ADSK2026. Autodesk stockholders will have the opportunity to listen to the meeting live, submit questions and vote online.

Q: Who is entitled to vote at the Annual Meeting?

_____

A: Holders of record of Autodesk's common stock, par value $0.01 per share, at the close of business on April 22, 2026 (the "Record Date") are entitled to receive notice of and to vote their shares at the Annual Meeting. Beneficial owners at the close of business on the Record Date have the right to direct their broker, trustee, or nominee on how to vote their shares, as described below. Stockholders are entitled to cast one vote for each share of common stock they hold as of the Record Date.

As of the Record Date, there were 211,145,251 shares of common stock outstanding and entitled to vote at the Annual Meeting. No shares of Autodesk's preferred stock were outstanding.

Our list of stockholders as of the Record Date will be available for inspection for the ten days prior to the Annual Meeting. If you want to inspect the stockholder list, email our Investor Relations department at investor.relations@autodesk.com to make arrangements.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

_____

A: Stockholders of record. If your shares are registered directly in your name with Autodesk's transfer agent, Computershare Investor Services LLC, you are considered the "stockholder of record" with respect to those shares. If you are a stockholder of record, Autodesk sent these proxy materials directly to you.

Beneficial owners. Most Autodesk stockholders hold their shares through a broker or other agent rather than directly in their own names. If your shares are held in a brokerage account or by a broker or other agent, you are considered the "beneficial owner" of shares held in "street name." If you hold your shares in street name, these proxy materials have been forwarded to you by your broker or other agent. That entity is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or other agent on how to vote your shares. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Annual Meeting without the control number on your Notice of Internet Availability of Proxy Materials (the "Notice"), proxy card, or voting instruction form, or in the email sending you the Proxy Statement. You may contact your broker or other institution where you hold your account if you have questions about obtaining your control number.

Q: How many shares must be present or represented by proxy to conduct business at the Annual Meeting?

_____

A: The presence of the holders of a majority of the shares of common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum. Stockholders are counted as present if they attend the Annual Meeting in person (virtually) or have properly submitted a proxy. Abstentions and "broker non-votes" are counted as present and entitled to vote and are therefore included for purposes of determining whether a quorum is present at the Annual Meeting.

Q: **What are "broker non-votes"?**

A: Generally, if shares are held in street name, the beneficial owner is entitled to give voting instructions to the broker or other agent holding the shares. If the beneficial owner does not provide voting instructions, the broker or other agent can vote the shares with respect to matters that are considered "routine," but not with respect to "non-routine" matters, resulting in a "broker non-vote." Accordingly, if you own shares through a broker or other agent, please be sure to give voting instructions so your vote will be counted on all proposals that come before the Annual Meeting.

The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2027 (Proposal Two) is considered routine under applicable rules, so there should not be any broker non-votes in connection with Proposal Two. The election of the eleven directors listed in the accompanying Proxy Statement (Proposal One), the advisory vote on executive compensation (Proposal Three), the proposal to approve an amendment of our Amended and Restated Certificate of Incorporation to provide for officer exculpation as permitted by Delaware law (Proposal Four), and the stockholder proposal regarding special meetings (Proposal Five) are considered non-routine matters, so there may be broker non-votes on Proposals One, Three, Four and Five.

Q: **How can I vote my shares during the Annual Meeting?**

A: Whether you hold shares in your name or in street name, you should follow the instructions at www.virtualshareholdermeeting.com/ADSK2026 to vote during the Annual Meeting.

Even if you plan to virtually attend the Annual Meeting, we recommend that you also submit your proxy card or follow the voting instructions described below to vote in advance of the meeting so that your vote will be counted if you later decide not to attend.

Q: **How can I vote my shares without attending the Annual Meeting?**

A: If you are a stockholder of record, you may instruct the proxy holders how to vote your shares in one of three ways:

- by using the internet voting site listed on the proxy card and Notice;
- by calling the toll-free telephone number listed on the proxy card and Notice; or
- by requesting a proxy card from Autodesk by telephone at (415) 507-6373 or by email at investor.relations@autodesk.com, and completing, signing, dating, and returning the proxy card in the postage pre-paid envelope provided.

Proxy cards submitted by mail must be received by the time the Annual Meeting begins in order for the related shares to be voted. If you return a signed proxy card without giving specific voting instructions, your shares will be voted as recommended by the Board.

Specific instructions for using the telephone and internet voting systems are on the proxy card and Notice. The telephone and internet voting systems for stockholders of record will be available until 11:59 p.m. Eastern Time on June 16, 2026.

If you are a beneficial owner, you will receive instructions from your broker or other agent that you must follow in order to have your shares voted. These instructions will indicate if internet and telephone voting are available and, if so, how to access and use those methods.

Q: What is the voting requirement to approve these proposals?

A: Proposal One. A majority of the votes duly cast is required for the election of each director. If the number of shares voted "for" a director nominee exceeds the number of votes cast "against," the nominee will be elected as a director of Autodesk to serve until the next annual meeting or until his or her successor has been duly elected and qualified.

You may vote "for," "against," or "abstain" on each of the eleven nominees for election as director. Abstentions and broker non-votes will not affect the outcome of the election.

Proposal Two. The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote are required to ratify the appointment of Ernst & Young LLP as Autodesk's independent registered public accounting firm.

You may vote "for," "against," or "abstain" on this proposal. **Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal.** Proposal Two is considered routine under applicable rules, so there should not be any broker non-votes in connection with Proposal Two.

Proposal Three. The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote are required to approve, on an advisory basis, the compensation of our named executive officers.

You may vote "for," "against," or "abstain" on this proposal. **Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal.** However, broker non-votes are not deemed to be votes cast and are not included in the tabulation of the voting results on this proposal.

Proposal Four. The affirmative vote of a majority of the outstanding shares entitled to vote at the Annual Meeting are required to approve the amendment of our Amended and Restated Certificate of Incorporation to provide for officer exculpation as permitted by Delaware law.

You may vote "for," "against," or "abstain" on this proposal. **Abstentions and broker non-votes have the same effect as a vote against this proposal.**

Proposal Five. The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote are required to approve, on an advisory basis, the vote upon the stockholder proposal, if properly presented, to enable stockholders holding 10% or more of our common stock to call special meetings.

You may vote "for," "against," or "abstain" on this proposal. **Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal.** However, broker non-votes are not deemed to be votes cast and are not included in the tabulation of the voting results on this proposal.

Q: What happens if I do not cast a vote?

A: Stockholders of record. If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

Beneficial owners. If you hold your shares in street name and you do not cast your vote, your broker, trustee, or nominee can use its discretion to vote on the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm (Proposal Two). However, you must cast your vote if you want it to count in any of: the election of directors (Proposal One), the non-binding approval of compensation for our named executive officers (Proposal Three), the proposal to approve an amendment of our Amended and Restated Certificate of Incorporation to provide for officer exculpation as permitted by Delaware law (Proposal Four),and the stockholder proposal regarding special meetings (Proposal Five). Your broker may not vote your uninstructed shares with respect to Proposals One, Three, Four, and Five.

Q: How does the Board recommend that I vote?

A: The Board unanimously recommends that you vote your shares **FOR** the election of each of the 11 nominees listed in Proposal One, **FOR** the ratification of the appointment of Ernst & Young LLP as Autodesk's independent registered public accounting firm for the fiscal year ending January 31, 2027, **FOR** the approval, on an advisory basis, of the compensation of our named executive officers, **FOR** the proposal to approve the amendment of our Amended and Restated Certificate of Incorporation to provide for officer exculpation as permitted by Delaware law, and **AGAINST** the stockholder proposal regarding special meetings.

Q: If I sign a proxy, how will it be voted?

A: All shares entitled to vote and represented by properly executed proxy cards received prior to the Annual Meeting and not revoked before the polls are closed will be voted in accordance with the instructions on those proxy cards. If there are no instructions on an otherwise properly executed proxy card, the shares represented by that proxy card will be voted as recommended by the Board.

Q: What happens if additional matters are presented at the Annual Meeting?

A: If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (for the purpose of soliciting additional proxies or otherwise), the persons named as proxies will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Q: Can I change or revoke my vote?

A: If you are a stockholder of record, there are three ways you can change your vote.

- Before your shares are voted at the Annual Meeting, you can file with Autodesk's Chief Legal Officer a written notice of revocation or a duly executed proxy card, in either case dated later than the proxy card you wish to change.
- You can attend the Annual Meeting and vote online with your control number. Simply attending the Annual Meeting without actually voting will not revoke a proxy.
- If you voted online or by telephone, you may change that vote by voting again, either by making a timely and valid internet or telephone vote or by voting online during the Annual Meeting.

Any written notice of revocation or subsequent proxy card should be delivered to Autodesk's Chief Legal Officer or sent to Autodesk, Inc., One Market Street, Ste. 400, San Francisco, California 94105, Attention: Chief Legal Officer, and must be received by the Chief Legal Officer before the vote at the Annual Meeting.

If you are a beneficial owner of shares held in street name, you can submit new voting instructions to your broker or other agent or you can attend the Annual Meeting and vote online with your control number.

Q: Who will bear the costs of soliciting votes for the Annual Meeting?

A: Autodesk will bear all expenses of soliciting proxies, including the cost of preparing and mailing these proxy materials. Autodesk may reimburse brokerage firms, custodians, nominees, fiduciaries, and other persons representing beneficial owners of common stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Directors, officers, and other employees of Autodesk also may solicit proxies in person or by other means of communication. These individuals may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation, but will not receive any additional compensation.

Autodesk has engaged the services of MacKenzie Partners, Inc., a professional proxy solicitation firm, to help us solicit proxies from stockholders, including certain brokers, trustees, nominees, and other institutional owners, for a fee of approximately $25,000 plus costs and expenses.

Q: Where can I find the voting results of the Annual Meeting?

A: We intend to announce preliminary voting results at the Annual Meeting and expect to provide final results in a Current Report on Form 8-K within four business days of the Annual Meeting.

2026 Annual Meeting

Q: Why am I receiving these proxy materials?

A: The Board is providing these proxy materials to you in connection with the solicitation of proxies for use at our 2026 Annual Meeting of Stockholders, to be held on Wednesday, June 17, 2026, at 3:00 p.m. Pacific Time, and at any adjournment, postponement, or other delay thereof for the purpose of considering and acting upon the matters set forth in this Proxy Statement. We are providing these materials to all of our stockholders through the Notice, unless a stockholder has specifically requested a full set paper copy of this Proxy Statement and our fiscal year 2026 Annual Report.

Q: What proposals will be voted on at the Annual Meeting?

A: At the Annual Meeting, stockholders will be asked to vote:

1. To elect the 11 directors named in this Proxy Statement to serve for the coming year and until their successors are duly elected and qualified;
2. To ratify the appointment of Ernst & Young LLP as Autodesk's independent registered public accounting firm for the fiscal year ending January 31, 2027;
3. To hold a non-binding vote to approve the compensation of our named executive officers; and
4. To approve an amendment of our Amended and Restated Certificate of Incorporation to provide for officer exculpation as permitted by Delaware law; and
5. If properly presented at the meeting, to consider and conduct an advisory (non-binding) vote on a shareholder proposal, as described in the accompanying proxy statement.

Q: Can I attend the Annual Meeting?

A: Stockholders as of the Record Date will need to use their control number on their Notice or proxy card to log into www.virtualshareholdermeeting.com/ADSK2026 to attend online and participate in the Annual Meeting. We encourage you to access the meeting prior to the start time. Please allow ample time for online check-in. You will be able to ask questions and vote online by following the instructions at that website. You will have the same rights and opportunities afforded by an in-person meeting.

Q: Why did I receive a Notice in the mail regarding the Internet Availability of Proxy Materials instead of a full set paper copy of this Proxy Statement and fiscal year 2026 Annual Report?

A: We are once again relying on an SEC rule that allows companies to furnish their proxy materials over the internet rather than in paper form. This rule allows us to send all of our stockholders a Notice that explains how to access the proxy materials over the internet or how to request a paper copy of proxy materials. If you would prefer to receive proxy materials in printed form by mail or electronically by email on an ongoing basis, please follow the instructions contained in the Notice. Proxy materials for our 2027 and future annual meetings of stockholders will be delivered to you by a Notice rather than in paper form unless you specifically request to receive printed proxy

materials. **We encourage stockholders to take advantage of electronic delivery to help reduce the cost and environmental impact of the annual meeting.**

Q: **Why did I receive a full set paper copy of this Proxy Statement in the mail and not a Notice Regarding the Internet Availability of Proxy Materials?**

A: Stockholders who previously requested full paper copies of the proxy materials are receiving paper copies again this year. If you would like to reduce the costs we incur in printing and mailing proxy materials, you can consent to receive all future proxy statements, proxy cards, and annual reports electronically via email or the internet. To sign up for electronic delivery, please follow the instructions provided on your proxy card or voting instruction form. Stockholders who hold shares through a bank, brokerage firm, or other agent may sign up for electronic delivery by contacting that broker or agent. **We encourage stockholders to take advantage of electronic delivery to help reduce the cost and environmental impact of the annual meeting.**

Q: **How may I obtain a copy of Autodesk's corporate governance documents?**

A: You can obtain a copy of the full text of the corporate governance documents discussed herein free of charge from www.autodesk.com under "Investor Relations - Corporate Governance." We will also provide any of the foregoing information to a stockholder without charge upon written request.

Additional Information About the Proxy Materials

Q: **What should I do if I receive more than one set of proxy materials?**

A: You may receive more than one Proxy Statement, proxy card, voting instruction card, or Notice. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each account. If you are a stockholder of record and your shares are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date, and return each proxy card or voting instruction card that you receive to ensure that all your shares are voted.

Q: **How may I obtain a separate Notice or a separate set of proxy materials and fiscal year 2026 Annual Report?**

A: If you share an address with another stockholder, it is possible you will not each receive a separate Notice or a separate copy of the proxy materials and fiscal year 2026 Annual Report. If you wish, you may request individual documents by sending an email to investor.relations@autodesk.com. Stockholders who share an address and receive multiple Notices or multiple copies of our proxy materials and fiscal year 2026 Annual Report can request to receive a single copy in the same manner.

Q: **What is the mailing address for Autodesk's principal executive offices?**

A: Autodesk's principal executive offices are located at One Market Street, Ste. 400, San Francisco, California 94105. Any written requests for additional information, additional copies of the proxy materials and fiscal year 2026 Annual Report, notices of stockholder proposals, recommendations for candidates to the Board, communications to the Board, or any other communications should be sent to this address.

Our internet address is www.autodesk.com. The information posted on our website is not incorporated into this Proxy Statement.

Stockholder Proposals and Director Nominations for 2027 Annual Meeting

Q: How may I submit a proposal, director nomination, or present matters at next year's stockholders meeting?

_____

A: You should comply with applicable Bylaws and SEC requirements, which are identified in the table below.

Submission	Rules and Requirements	Deadline
Stockholder proposals for inclusion in next year's annual meeting proxy materials	SEC Rule 14a-8	No later than close of business (5:00 p.m. Pacific Time) on January 6, 2027.
Proxy Access Director Nominees	Section 2.5(d) of Bylaws	Between December 7, 2026, and 5:00 pm Pacific Time on January 6, 2027, assuming we do not change the date of our 2027 meeting date to be more than 25 days before or after the first anniversary of our 2026 Annual Meeting.
Notice Provision for Other Items of Business or non-Proxy Access Director Nominees	Section 2.5(a) and (b) of Bylaws	Between February 17, 2027, and 5:00 pm Pacific Time on March 19, 2027, assuming we do not change the date of our 2027 meeting date to be more than 25 days before or after the first anniversary of our 2026 Annual Meeting.

Stockholders who intend to solicit proxies in reliance on the SEC's universal proxy rule for director nominees submitted under the advance notice requirements of our Bylaws must comply with the additional requirements of Rule 14a-19(b). We encourage stockholders who wish to submit a proposal or nomination to seek independent counsel. Autodesk will not consider any proposal or nomination that is not timely or otherwise does not meet the Bylaw and SEC requirements. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Q: How do I submit a stockholder proposal and / or director nomination?

_____

A: All notices of proposals by stockholders should be emailed to board-administrator@autodesk.com or mailed to Autodesk, Inc., One Market Street, Ste. 400, San Francisco, California 94105, Attention: Chief Legal Officer.

Other Matters

The Board does not know of any other matters to be presented at the Annual Meeting. If any other matters are properly presented at the Annual Meeting, shares of common stock represented by proxy will be voted in accordance with the discretion of the proxy holders.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. Autodesk urges you to vote at your earliest convenience.

THE BOARD OF DIRECTORS

San Francisco, California
May 6, 2026

Appendix A: Reconciliation of GAAP financial measures to non-GAAP financial measures

This Proxy Statement contains information regarding non-GAAP financial measures: non-GAAP income from operations and free cash flow. Non-GAAP income from operations is calculated as our GAAP income from operations adjusted to exclude stock-based compensation expense, amortization of purchased intangibles and developed technologies, acquisition-related costs, and restructuring, other exit costs, and facility reductions. Free cash flow represents cash flow provided by operating activities minus capital expenditures.

We believe that these non-GAAP financial measures are appropriate to enhance an overall understanding of our fiscal year 2026 performance in relation to the principal elements of Autodesk's annual executive compensation program considered by the Compensation and Human Resources Committee, as described in the Compensation Discussion and Analysis section of this Proxy Statement.

There are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures are limited in value because they exclude certain items that may have a material impact upon our reported financial results. The presentation of these non-GAAP financial measures is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP in the United States.

The following tables reflect Autodesk's GAAP results reconciled to non-GAAP results included in this Proxy Statement:

	Fiscal Year Ended January 31,			
	2026		2025	
(In millions, except per share data)	(Unaudited)			
Income from operations	$	1,578	$	1,354
Stock-based compensation expense		788		686
Amortization of purchased intangibles and developed technologies		139		129
Acquisition-related costs		16		47
Restructuring, other exit costs, and facility reductions		216		15
Non-GAAP income from operations	$	2,737	$	2,231
Net cash provided by operating activities	$	2,452	$	1,607
Capital expenditures		(43)		(40)
Free cash flow	$	2,409	$	1,567

Appendix B - Proposed Amendment of Amended and Restated Certificate of Incorporation


CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
AUTODESK, INC.


Autodesk, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), certifies that:

1. The name of the Corporation is Autodesk, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 10, 1994.

2. Article IX of the Corporation's Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:


"**ARTICLE IX**


To the fullest extent permitted by the General Corporation Law as the same exists or may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision."

3. This Certificate of Amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4. This Certificate of Amendment shall become effective on [●], 2026 at [12:01] [a.m.] Eastern Time.


[*Signature Page Follows*]


IN WITNESS WHEREOF, this Certificate of Amendment is duly executed by the undersigned officer of the Corporation on _____, 2026.

By: _____
Name:
Title:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2026

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 0-14338

AUTODESK, INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-2819853**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. employer Identification No.)**

One Market Street, Ste. 400		
San Francisco,	**California**	**94105**
(Address of principal executive offices)		**(Zip Code)**

Registrant's telephone number, including area code: (415) 507-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	ADSK	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act").   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of July 31, 2025, the last business day of the registrant's most recently completed second fiscal quarter, there were approximately 213 million shares of the registrant's common stock outstanding that were held by non-affiliates, and the aggregate market value of such shares held by non-affiliates of the registrant

(based on the closing sale price of such shares on the Nasdaq Global Select Market on July 31, 2025) was approximately $64.5 billion. Shares of the registrant's common stock held by each executive officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 23, 2026, the registrant had outstanding 211 million shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for registrant's Annual Meeting of Stockholders (the "Proxy Statement"), are incorporated by reference in Part III of this Form 10-K to the extent stated herein. The Proxy Statement will be filed within 120 days of the registrant's fiscal year ended January 31, 2026.

FORWARD-LOOKING INFORMATION

The discussion in this Annual Report on Form 10-K contains trend analyses and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this Annual Report on Form 10-K, including the following sections: "Business" (Part I, Item 1), "Risk Factors" (Part I, Item 1A), and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Part II, Item 7). Forward-looking statements are any statements that look to future events and consist of, among other things, our business strategies including our utilization of and strategy regarding artificial intelligence; the implementation of new transaction models and sales and marketing optimization; future financial results (by product type and geography), operational and key metrics and subscriptions; the effects of global economic and political conditions, including the impact of economic volatility and geopolitical activities in certain countries such as the Russian invasion of Ukraine and conflicts in the Middle East; the impact of past and planned acquisitions and investment activities; expected market trends and market opportunities; our ability to successfully expand adoption of our products; our ability to gain market acceptance of new businesses and sales initiatives; the impact of restructuring activities; cybersecurity and privacy issues or incidents; the effect of competition; the availability of credit; the effects of revenue recognition; the effects of newly recently issued accounting standards; expected trends in certain financial metrics, including expenses; expectations regarding our cash needs and expenditures; the effects of fluctuations in exchange rates and our hedging activities on our financial results; the effect of laws and regulations that we are subject to; the timing and amount of purchases under our stock repurchase plan; and the effects of potential non-cash charges on our financial results and the resulting effect on our financial results. In addition, forward-looking statements also consist of statements involving expectations regarding product capability and acceptance, statements regarding our liquidity and short-term and long-term cash requirements, as well as statements involving trend analyses and statements including such words as "may," "believe," "could," "anticipate," "would," "might," "plan," "expect," and similar expressions or the negative of these terms or other comparable terminology. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to business and economic risks. As such, our actual results could differ materially from those set forth in the forward-looking statements as a result of a number of factors, including those set forth below in Item 1A, "Risk Factors," and in our other reports filed with the U.S. Securities and Exchange Commission. We assume no obligation to update the forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made, except as required by law.

PART I

ITEM 1.   BUSINESS

Note: A glossary of terms used in this Form 10-K appears at the end of this Item 1.

GENERAL

We are a global leader in 3D design, engineering and entertainment technology solutions, spanning architecture, engineering, construction, product design, manufacturing, media, and entertainment. Our customers design, fabricate, manufacture, and build anything by visualizing, simulating, and analyzing real-world performance early in the design process. These capabilities allow our customers to foster innovation, optimize their designs, streamline their manufacturing and construction processes, save time and money, improve quality, deliver more sustainable outcomes, communicate plans, and collaborate with others. Our professional software products are sold globally through a combination of indirect and direct channels.

Corporate Information

Our internet address is www.autodesk.com. The information posted on our website is not incorporated into this Annual Report on Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on the Investor Relations portion of our website at www.autodesk.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

PRODUCTS

Our architecture, engineering, construction and operations products improve the way building, infrastructure, and industrial projects are designed, built, and operated. Our product development and manufacturing software provides manufacturers in automotive, transportation, industrial machinery, consumer products, and building product industries with comprehensive digital design, engineering, manufacturing, and production solutions. These technologies bring together data from all phases of the product development and production life cycle, creating a digital pipeline that supports greater productivity, accuracy through process automation, and insights that enable more sustainable outcomes. Our digital media and entertainment products provide tools for digital sculpting, modeling, animation, effects, rendering, and compositing for design visualization, visual effects, 3D animation, games production, and enable connection of workflows and data from pre-production to post-production. Our portfolio of products and services enables our customers to foster innovation, optimize and improve their designs, save time and money, improve quality, communicate plans, and collaborate with others. A summary of our revenue by geographic area and product family is found in Part II, Item 8, Note 2, "Revenue Recognition," in the Notes to Consolidated Financial Statements.

Autodesk's product offerings include:

Architecture, Engineering, Construction and Operations ("AECO")

- *Architecture, Engineering, and Construction Collection*

The AEC Collection, including AutoCAD, AutoCAD Civil 3D, and Revit, aims to help our customers design, engineer, and construct higher quality, more predictable building and civil infrastructure projects, commonly used by AECO industry experts.

- *AutoCAD Civil 3D*

AutoCAD Civil 3D solution provides a surveying, design, analysis, and documentation solution for civil engineering, including land development, transportation, and environmental projects. Using a model-centric approach that automatically updates documentation as design changes are made, AutoCAD Civil 3D enables civil engineers, designers, drafters, and surveyors to significantly boost productivity and deliver higher-quality designs and construction documentation faster. With AutoCAD Civil 3D, the entire project team works from the same consistent, up-to-date model so they stay coordinated throughout all project phases.

- *Autodesk Build*

Autodesk Build delivers a connected set of project management and collaboration tools for the construction industry. Autodesk Build provides a toolset for managing, sharing, and accessing project documents that results in streamlined workflows between the office, trailer, and jobsite. In addition, Autodesk Build can be used to track the quality and safety of the project with issues and forms. Team members can use Autodesk Build for requests for information (RFIs), submittals, and meetings to manage the flow of information and track project progress across the construction timeline. Autodesk Build delivers field critical project information and collaboration from Autodesk Build to the jobsite. As part of Autodesk Construction Cloud (now known as Forma for Construction), Build connects data originating in design and preconstruction to the construction and operations phase, allowing users to identify, manage and de-risk project decisions.

- *BIM Collaborate Pro*

Autodesk BIM Collaborate Pro is cloud-based design collaboration and design management software that enables teams to: organize project data, democratize access, and connect; improve project visibility to deliver on time; and work together on increasingly complex projects.

- *Building Connected*

BuildingConnected is a SaaS preconstruction solution that combines a large real-time, construction network with an easy-to-use tool that helps general contractors and owners streamline subcontractor qualification, and the bid and risk management process.

- *Revit*

Revit software is built for Building Information Modeling ("BIM") to help professionals design, build, and maintain higher-quality, more energy-efficient buildings. Using the information-rich models created with Revit, architects, engineers, and construction firms can collaborate to make better-informed decisions earlier in the design process to deliver projects with greater efficiency. Revit includes features for architectural, mechanical, electrical, and plumbing design as well as structural engineering and construction, providing a comprehensive solution for the entire building project team.

- *Tandem*

Tandem is a cloud-based platform that transforms the built asset lifecycle. Tandem helps AECO firms harness BIM data throughout the project lifecycle to create and hand over a digital twin. Tandem helps owners connect operational systems to the digital twin, turning fragmented data into business intelligence.

AutoCAD and AutoCAD LT

- *AutoCAD*

AutoCAD software is a customizable and extensible CAD application for professional design, drafting, detailing, and visualization. AutoCAD software provides digital tools that can be used independently and in conjunction with other specific applications in fields ranging from construction and civil engineering to manufacturing and plant design.

- *AutoCAD LT*

AutoCAD LT software is purpose built for professional drafting and detailing. AutoCAD LT includes document sharing capability without the need for software customization or certain advanced functionality found in AutoCAD. Users can share all design data with team members who use AutoCAD or other Autodesk products built on AutoCAD.

Manufacturing ("MFG")

- *Fusion*

Fusion is the first 3D CAD, CAM, and computer-aided engineering ("CAE") tool of its kind. It connects the entire product development process on a single cloud-based platform.

- *Inventor*

Inventor enables manufacturers to go beyond 3D design to digital prototyping by giving engineers a comprehensive and flexible set of tools for 3D mechanical design, simulation, analysis, tooling, visualization, and documentation. Engineers can integrate AutoCAD drawings and model-based design data into a single digital model, creating a virtual representation of a final product that enables them to validate the form, fit, and function of the product before it is ever built.

- *Product Design & Manufacturing Collection*

The Product Design & Manufacturing Collection offers connected, professional-grade tools that help our customers make great products today and compete in the changing manufacturing landscape of the future. The collection offers access to a wide range of our products, including AutoCAD, Fusion, Vault, and Inventor.

- *Vault*

Vault data management software makes it easier to manage data in one central location, accelerate design processes, and streamline internal/external collaboration. Vault integrates with more than 30 Autodesk design applications, provides powerful revisioning and access control capabilities, and enables customers to share product data securely to improve engineering cycle time and reduce manufacturing errors.

Media and Entertainment ("M&E")

- *Flow Production Tracking*

Flow Production Tracking is cloud-based production management software for the M&E industry. Creative companies use the Flow Production Tracking platform to provide essential tool collaboration, review, scheduling and tracking to producers, production managers, artists and supervisors, who often work globally with distributed teams.

- *Maya*

Maya software provides 3D modeling, animation, effects, rendering, and compositing solutions that enable film and video artists, game developers, and design visualization professionals to digitally create engaging, lifelike images, realistic animations and simulations, extraordinary visual effects, and full-length animated feature films.

- *Media & Entertainment Collection*

The M&E Collection provides end-to-end creative tools for entertainment creation. This collection enables animators, modelers, and visual effects artists to access the tools they need, including Maya and 3ds Max, to create compelling effects, 3D characters, and digital worlds.

- *3ds Max*

3ds Max software provides 3D modeling, animation, and rendering solutions that enable game developers, design visualization professionals, and visual effects artists to digitally create realistic images, animations, and complex scenes and to digitally communicate abstract or complex mechanical, architectural, engineering, and construction concepts.

PRODUCT DEVELOPMENT AND INTRODUCTION

The technology industry is characterized by rapid technological change in computer hardware, operating systems, and software. In addition, our customers' requirements and preferences rapidly evolve, as do their expectations of the performance of our software and services. To keep pace with these changes, we maintain a vigorous program of new product development to address demands in the marketplace for our products, such as enabling convergence, more flexibility and sustainable outcomes.

We are undertaking a multi-year process to develop lifecycle solutions within and between our industry clouds, powered by shared platform services, and with our data model at its core. Together, these will help enable Autodesk, its customers, and partners, to create more valuable, data-driven, and connected products and services.

Subscription plan offerings are designed to give our customers increased flexibility with how they use our products and service offerings and to attract a broader range of customers such as project-based users and small businesses. Subscription plans represent a combined hybrid offering of desktop software and cloud functionality which provides a device-independent, collaborative design workflow for designers and their stakeholders.

We dedicate considerable technical and financial resources to research and development to deliver additional automation and insights to our customers through artificial intelligence ("AI"), machine learning, and generative design, which increase efficiency and sustainability and reduce waste. These investments further enhance our existing products and create new solutions and technologies which connect the workflows and data of our customers across the ecosystem of their projects and expand our market opportunity. Our tools connect and automate the phases of design and creation, enabling greater collaboration and the seamless flow of data for individuals and teams across all phases.

Our software is primarily developed internally; however, we also use independent firms and contractors to perform some of our product development activities. Additionally, we acquire or license products and technologies developed by third parties. We continually review these investments to ensure that we are generating sufficient revenue or gaining a competitive advantage to justify their costs.

The majority of our research and product development is performed in the United States, Canada, and India. However, we employ experienced software developers in many of our other locations. Translation and localization of our products are performed in several local markets, principally Singapore and Ireland. We generally localize and translate our products into German, French, Italian, Spanish, Japanese, Korean, and simplified and traditional Chinese.

We plan to continue managing significant product development operations internationally over the next several years. We believe that our ability to conduct research and development at various locations throughout the world allows us to tap into a diverse global talent pool, optimize costs, and integrate local market knowledge into our development activities. We continually assess costs, hiring challenges, and intellectual property protection, against the benefits of our international development activities.

For further discussion regarding risks from our product development and introduction efforts, see Item 1A, "Risk Factors."

MARKETING AND SALES

We sell our products and services globally, through a combination of direct and indirect channels. We transact directly with our enterprise and named account customers, with customers through our online Autodesk branded store, and with certain customers through our new transaction model whereby Solution Providers provide a quote to customers but the actual transaction occurs directly between Autodesk and the customer. The new transaction model helps customers with enhanced control and time savings through self-service, consistent pricing, and a more personalized buying experience. Also, it gives Solution Providers and Autodesk access to essential data to improve our offerings and the customers' buying experience.

We expect our indirect channel will continue to transact and support a considerable portion of our customers, particularly in emerging regions and with governments. Our indirect channel model includes both a two-tiered distribution structure, where distributors sell to resellers, and a one-tiered structure, where Autodesk sells directly to resellers. We have a network of approximately 1,170 resellers and distributors worldwide. For fiscal 2026, approximately 37% of our revenue was derived from indirect channel sales through distributors and resellers. We employ a variety of incentive programs and promotions to align our direct and indirect channels with our business strategies.

We anticipate that our channel mix will continue to change as we scale our business. With the continued growth of our online Autodesk branded store and our new transaction model, we are transacting directly with more end customers, rather than through distributors and resellers, without substantial disruption to our revenue. Our ability to effectively distribute our products depends in part upon the financial and business condition of our distributor, reseller and Solution Provider networks. The loss of, or a significant reduction in, business with any one of our major distributors, large resellers or Solution Providers could harm our business. See Item 1A, "Risk Factors," for further discussion. The transition to annual billings for multi-year contracts impacted the timing of our billings and cash collections in fiscal 2026 and we expect this impact to continue into fiscal year 2027. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for further discussion.

Revenue through our largest distributor, TD Synnex Corporation and its global affiliates (collectively, "TD Synnex"), accounted for 14%, 33%, and 39% of our net revenue for the fiscal years ended January 31, 2026, 2025 and 2024, respectively. In connection with our new transaction model, we entered into a new distribution agreement with TD Synnex for government business in certain jurisdictions. We maintained distribution relationships in emerging markets. We have increased our selling efforts with Solution Providers in connection with our new transaction model. Consequently, we believe our business is not substantially dependent on TD Synnex. No other distributor, reseller, or direct customer accounted for 10% or more of our revenue in fiscal 2026.

Our customer-related operations are divided into three geographic regions: the Americas; EMEA; and APAC. Each geographic region is supported by global marketing and sales organizations. These organizations develop and manage overall marketing and sales programs and work closely with a network of domestic and international sales offices. We believe that international sales will continue to comprise the majority of our total net revenue. Adverse economic conditions and currency exchange rates in the countries that contribute a significant portion of our net revenue, including emerging economies, may have an adverse effect on our business in those countries and our overall financial performance. Our international operations and sales subject us to a variety of risks. See Item 1A, "Risk Factors," for further discussion.

We also work directly with distributors, Solution Providers and other partner organizations, computer manufacturers, other software developers, and peripherals manufacturers in cooperative advertising, promotions, and trade-show presentations. We connect with our audiences through scalable marketing strategies such as webinars, live and virtual events, personalized outreach, digital campaigns, sponsorships, and targeted advertising across industry publications, technology platforms, media outlets, and social networks. We also foster global user networks and online communities, enabling customers to connect, collaborate, and share insights about our products, services, and solutions.

We generate revenue primarily through various offerings that provide recurring revenue. Under our subscription plan, customers can use our software anytime, anywhere, get access to the latest updates, and previous versions through term-based product subscriptions, cloud service offerings, and enterprise business agreements ("EBA"). Historically, we have had increased EBA sales activity in our fourth fiscal quarter. This seasonality may not have an immediate impact on our revenue as we recognize subscription revenue over the term of the contract. This seasonality may also affect the relative value of our billings, Remaining Performance Obligations ("RPO"), and collections in the fourth and first fiscal quarters.

CUSTOMER AND PARTNER SUPPORT

With the new transaction model, we are approaching the final phase of modernizing our go-to-market motion, which includes building more durable and direct relationships with our customers, updating our data infrastructure, and retiring old information systems and business models. We provide technical support and training to customers through a multi-tiered support model, augmented by direct programs designed to address certain specific customer needs. Some of our customers receive support and training from resellers and distributors from which they purchased subscriptions or licenses for our products or services, with Autodesk in turn providing second-tier support to the resellers and distributors. Some of our customers may also purchase support and training from Solution Providers. Other customers are supported directly via self-service using the Autodesk Knowledge Network, which guides customers to answers in our online support assets, support forums, or webinars, or to support representatives using different modalities such as social media, phone, email, and webchat. We also support our resellers and distributors through technical product training, sales training classes, webinars, and other knowledge-sharing programs.

GOVERNANCE AND IMPACT PROGRAMS

Impact at Autodesk

Autodesk is committed to advancing a more sustainable, resilient, and inclusive world. We take action as a business to support our employees, customers, and communities in our collective opportunity to design and make a better world for all.

We focus our efforts to advance positive outcomes across three primary areas: energy and materials, health and resilience, and work and prosperity. These impact opportunity areas are derived from the UN Sustainable Development Goals ("SDGs") and have been identified through a multi-pronged process to align the top needs of our stakeholders, the issues that are most important to our business, and the areas we are best placed to accelerate positive impact at scale.

These opportunities primarily manifest as outcomes through how our customers leverage our technology to design and make net-zero carbon buildings, resilient infrastructure, more sustainable products, and a thriving workforce. We support and amplify these opportunities through powering our business with 100% renewable energy, neutralizing greenhouse gas emissions associated with our operations, developing an inclusive culture and supporting students and educators with tools and training to equip the next generation of innovators. We advance these opportunities with industry innovators through collaboration with our customers and partners, deploying philanthropic capital to changemakers, and providing software donations, and training to our wider ecosystem. Autodesk committed to target 1% of annual operating profit for the long-term support of our impact programs, which includes our philanthropic work and our climate commitments.

These programs align with our operational priorities and long-term growth strategy. We aim to maintain our commitments, fostering trust with stakeholders and enabling compliance with global regulations.

Education

Autodesk is committed to helping students gain the in-demand skills and certifications needed to demonstrate they are prepared for current and emerging roles in the industries we serve. We offer free educational licenses of Autodesk's complete portfolio of professional software to verified students, educators, and accredited educational institutions worldwide. Additionally, we offer self-paced, modular learning and curriculum for K-12, post-secondary students, and educators. Our intention is to make Autodesk software the preferred choice for those poised to become the next generation of design, engineering, and construction professionals.

Sustainability

Climate Change

In addressing the global challenges posed by climate change, we make it possible for our customers to innovate and respond to associated changes in regulation, building code, physical climate parameters, and other climate-related developments. This effort can directly and indirectly create more demand for existing and new Autodesk products and services in the short and long-term. Furthermore, our leadership is committed to taking climate action and that commitment goes hand in hand with our values and reputation in the marketplace.

Climate Change Management Actions

To drive continued progress and meet growing demand, we continue to expand the solutions, education, and support we offer, helping customers secure a competitive advantage for a low-carbon future by designing high-performance buildings, resilient cities and infrastructure, and more efficient transportation and products. To continue to grow this market, we invest in our tools to meet customer's demand as well as provide software and support to early-stage entrepreneurs, nonprofit organizations, and start-up companies who are designing clean technologies. We are expanding these offerings based upon demand and opportunity in response to challenges posed by climate change.

Internally, we are investing in best practices to mitigate our greenhouse gas emissions ("GHGs") and climate change risk through investments in renewable energy, energy efficiency, and disaster management and recovery strategies. Our Enterprise Risk Management process considered how climate impacts could affect and potentially amplify the overall significance of each identified risk and opportunity. We regularly assess risks and opportunities in this area and respond accordingly.

Emissions Performance & Other Key Performance Indicators

In fiscal year 2025, we made progress on our science-based GHG reduction target, to reduce Scope 1 and Scope 2 GHGs 50%, and reduce Scope 3 GHGs per dollar of gross profit 55%, by fiscal year 2031, compared to fiscal year 2020. Additionally, in fiscal 2025, we were responsible for 155,000 metric tons of carbon dioxide equivalent emissions across our market-based operational boundary. This represents a 32% reduction compared to our fiscal year 2020 base line. In addition, our residual 155,000 metric tons of CO_2e emissions were neutralized through the procurement of high quality carbon offsets credits.

Impact Reports

More information about our sustainability financing and commitment can be found in our annual Impact Reports, which we have published on our website since 2008. Our fiscal 2026 Impact Report will be published in fiscal 2027. Information contained on or accessible through our website is not part of or incorporated by reference into this report.

Philanthropy

The Autodesk Foundation (the "Foundation"), a privately funded 501(c)(3) charity organization established and solely funded by us, leads our philanthropic efforts. The purpose of the Foundation is twofold: to support employees to create a better world at work, at home, and in the community by matching employees' volunteer time and donations to nonprofit organizations; and to support organizations using design and make solutions to drive positive impact. In the latter case, we use philanthropic capital, software donations, and training to accomplish this goal, selecting the most impactful and innovative organizations around the world who are innovating to create a better future for our planet. On our behalf, the Foundation also administers a discounted software donation program to nonprofit organizations, entrepreneurs, and others who are developing design solutions that will shape a more sustainable future.

DEVELOPER PROGRAMS

Our business and our customers benefit from our relationships with an extensive developer network. These developers create and sell their own interoperable products that further enhance the range of integrated solutions available to our customers. One of our key strategies is to maintain an API based architecture of our software products to facilitate third-party development of complementary products and industry-specific software solutions. This approach enables customers and third parties to customize solutions for a wide variety of highly specific uses. We offer several programs that provide strategic investment funding, technological platforms, user communities, technical support, forums, and events to developers who develop add-on applications for our products. For example, we have established the Autodesk Platform Services to support innovators that build solutions to facilitate the development of a single connected ecosystem for the future of how things are designed, made, and used. Autodesk Platform Services facilitates the development of a single connected ecosystem for integrating Autodesk applications with other enterprise, web, and mobile solutions.

COMPETITION

The markets for our products are highly competitive, are subject to rapid change, and can have complex interdependencies between many of the larger businesses. We strive to increase our competitive separation by investing in research and development, allowing us to bring new products to market and create exciting new versions of existing products that offer compelling efficiencies for our customers. We also compete through investments in marketing and sales to more effectively reach new customers and better serve existing customers.

Our competitors include large, global, publicly traded companies; small, geographically focused firms; startup firms; and solutions produced in-house by their users. Our primary global competitors include Adobe Systems Incorporated, Bentley Systems, Inc., Dassault Systèmes S.A. and its subsidiary Dassault Systèmes SolidWorks Corp., Intergraph Corporation, a wholly owned subsidiary of Hexagon AB, MSC Software Corporation, Nemetschek AG, Oracle Corporation, Procore Technologies, Inc., PTC Inc., 3D Systems Corporation, Siemens PLM, and Trimble Navigation Limited, among others.

The software industry has limited barriers to entry, and the availability of computing power with continually expanding performance at progressively lower prices contributes to the ease of market entry. The industry continues to undergo a platform shift from the personal computer to cloud and mobile computing. This shift further lowers barriers to entry and poses a disruptive challenge to established software companies. The design software market is characterized by vigorous competition in each of the vertical markets in which we compete, both from existing competitors and by entry of new competitors with innovative technologies. Competition is increasingly enhanced by consolidation of companies with complementary products and technologies and the possibility that competitors in one vertical segment may enter other vertical segments that we serve. In addition, some of our competitors in certain markets have greater financial, technical, sales and marketing, and other resources than we do. Our competitors and new entrants may also be able to develop and market new technologies that render our existing or future products less competitive. Disruptive technologies such as machine learning and other AI technologies may significantly alter the market for our products in unpredictable ways and reduce customer demand. Because of these and other factors, competitive conditions in these industries are likely to continue to intensify in the future. Increased competition could result in price reductions, reduced net revenue and profit margins, and loss of market share, any of which could harm our business. See Item 1A, "Risk Factors," for further discussion of risks regarding competition.

We believe that our future results depend largely upon our ability to better serve customers by offering new products, including cloud and mobile computing products, whether by internal development or acquisition, and to continue to provide existing product offerings that compete favorably with respect to ease of use, reliability, performance, range of useful features, continuing product enhancements, reputation, price, and training.

INTELLECTUAL PROPERTY AND LICENSES

We maintain an active program to legally protect our investment in technology through intellectual property rights. We protect our intellectual property through a combination of patent, copyright, trademark, and trade secret protections, confidentiality procedures, and contractual provisions. The nature and extent of legal protection associated with each such intellectual property right depends on, among other things, the type of intellectual property right and the given jurisdiction in which such right arises. We believe that our intellectual property rights are valuable and important to our business.

Nonetheless, our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented, or challenged. In addition, the laws and enforcement of the laws of various foreign countries where our products are distributed do not protect our intellectual property rights to the same extent as U.S. laws. Enforcement of intellectual property rights against alleged infringers can sometimes lead to costly litigation and counterclaims. Our inability to protect our proprietary information could harm our business.

From time to time, we receive claims alleging infringement of a third party's intellectual property rights, including patents. Disputes involving our intellectual property rights or those of another party have in the past and may in the future lead to, among other things, costly litigation or product shipment delays, which could harm our business.

We retain ownership of software we develop. Our combined hybrid offerings include both desktop software and cloud functionality. Desktop software is licensed to users pursuant to 'click through' or signed license agreements containing restrictions on duplication, disclosure, and transfer. Cloud software and associated services are provided to users pursuant to online or signed terms of service agreements containing restrictions on access and use.

We believe that because of the limitations of laws protecting our intellectual property and the rapid, ongoing technological changes in both the computer hardware and software industries, we must rely principally upon software engineering and marketing skills to continually maintain and enhance our competitive market position.

While we have recovered some revenue resulting from the unauthorized use of our software solutions, we are unable to measure the full extent to which unauthorized use of our software products exists. We believe, however, that unauthorized use of our software is and can be expected to be a persistent problem that negatively impacts our revenue and financial results. We believe that our transition from perpetual use software licenses to a subscription-based business model combined with the change from desktop to cloud-based computing will shift the incentives and means by which software is used without authorization.

In addition, through various licensing arrangements, we receive certain rights to intellectual property of others. We expect to maintain current licensing arrangements and to secure licensing arrangements in the future, as needed and to the extent available on reasonable terms and conditions, to support continued development and sales of our products and services. Some of these licensing arrangements require or may require royalty payments and other licensing fees. The amount of these payments and fees may depend on various factors, including but not limited to: the structure of royalty payments, offsetting considerations, if any, and the degree of use of the licensed technology.

See Item 1A, "Risk Factors," for further discussion of risks related to protecting our intellectual property.

PRODUCTION AND SUPPLIERS

The production of our software products and services involves duplication or hosting of software media. The way that we deliver software has evolved during our business model transition. For certain cloud-based products, we use a combination of co-located hosting facilities and increasingly Amazon Web Services and to a lesser degree other infrastructure-as-a-service providers. We offer customers an electronic software download option for both initial product fulfillment and subsequent product updates. Customers who choose electronic fulfillment receive the latest version of the software from our vendor's secure servers. Customers may also obtain our software through media such as DVDs and USB flash drives available from multiple sources.

TALENT AND HUMAN CAPITAL MANAGEMENT

Our employees play a central role in the success of our long-term strategy. Autodesk's Culture Code defines values and behaviors that support our commitment to being a customer company, where each employee takes responsibility for

understanding our customers' needs, expectations, and experiences. As of January 31, 2026, we employed approximately 14,300 people, a decrease from approximately 15,300 employees as of the end of fiscal year 2025. None of our employees in the United States are represented by a labor union. In certain foreign countries, our employees are represented by trade unions or works councils. We have never experienced any work stoppages and believe our employee relations are strong. Reliance upon employees in other countries entails various risks and changes in these foreign countries, such as government instability or regulation unfavorable to foreign-owned businesses, which could negatively impact our business in the future.

Diversity and Belonging

Autodesk views our culture, diversity, and belonging efforts as directly linked to high performance and unlocking human ingenuity. Our commitment to maintaining a global workforce is grounded in our values and how we work, being inclusive, respectful, and collaborative. Our culture seeks to enable Autodesk employees to do their best work, innovate, contribute to the success of our company, and prosper.

We believe there are markets for talent that remain untapped or underutilized, which drives our sourcing and networking efforts. We do this by widening our talent pipelines to attract and retain the most capable, skilled, and top-tier professionals from all backgrounds. This strategy strengthens our ability to meet and speak to an ever-expanding and diverse customer base, fueling our competitive edge, increasing customer trust, and driving sustainable growth and success in a dynamic global marketplace.

We consistently expand our networks and investments in targeted partnerships-both professional and academic- including: Hispanic-serving educational institutions, Historically Black Colleges and Universities and professional organizations around the globe that provide greater access to pools of under recognized talent in key sectors like technology. By leveraging our extensive portfolio of programs—scholarships, internships, sponsorship agreements, mentorship, and development—we demonstrate our capability to nurture and retain top-tier talent.

We offer continuous development opportunities to all employees that facilitate mentorship relationships, as well as focused sponsorship and leadership development programs in partnership with our Employee Resource Groups (ERGs).

We proudly support nine ERGs, which are open to all employees and play a pivotal role in scaling a sense of belonging across the Company. These groups are formed based on various factors, including shared interests, backgrounds, unique identities, and professional experiences. Our culture promotes choice, allowing employees to engage and participate in ways that resonate with them—whether as allies or direct members of one or more groups. ERGs are one of the ways we retain and engage our talent community of Autodesk employees, while also creating a work environment that learns from and leverages diverse perspectives and experiences that enrich how we all work together as one Autodesk.

Finally, we are an equal opportunity employer that does not discriminate in recruiting, hiring, training, or promoting on any basis protected by law. Additional information on our Diversity and Belonging program, initiatives, and metrics can be found on our website at autodesk.com/company/diversity-and-belonging. Information contained on or accessible through our website is not part of or incorporated by reference into this report.

Professional Development and Employee Impact

We believe career development plays an important role in keeping our employees engaged and in providing additional opportunities for them to grow and build their careers. Autodesk offers extensive professional and technical development opportunities for our employees. These include self-service online modules and personalized learning paths, professional and management development programs, and a tuition reimbursement program.

We also encourage our employees to advance our vision for a better world and support their professional development by participating in our pro bono consulting program, using paid time to volunteer, and have their charitable giving matched by the Autodesk Foundation.

Total Rewards

To attract, retain, and support our employees, we offer competitive compensation and benefits programs, several of which include an element of choice to meet the needs of our diverse and global population. In addition to competitive base pay and opportunities to receive short-term incentives, all our employees are eligible to participate in our long-term plans. We also have

comprehensive health and wellness benefits, a generous time off program, an employee stock purchase plan, sabbaticals, retirement plans, financial support programs, financial tools and education, and an employee assistance program.

ACQUISITIONS

We acquired new technology or supplemented our existing technology by purchasing businesses or technology related assets focused in specific markets or industries. During the fiscal year ended January 31, 2026, Autodesk did not complete any business combinations.

We acquire technology-related assets that are complementary to or otherwise enhance our existing technologies. We also make investments in privately held companies that develop technology that is complementary to or provide strategic value and expand opportunities for our technologies.

REGULATION

We are subject to various regulations, particularly those involving privacy and import/export controls. See Item 1A, "Risk Factors—Risks Relating to Laws and Regulations," for further discussion.

GLOSSARY OF TERMS

Billings: Total revenue plus the net change in deferred revenue from the beginning to the end of the period.

Cloud Service Offerings: Represents individual term-based offerings deployed through web browser technologies or in a hybrid software and cloud configuration. Cloud service offerings that are bundled with other product offerings are not captured as a separate cloud service offering.

Constant Currency (CC) Growth Rates: We attempt to represent the changes in the underlying business operations by eliminating fluctuations caused by changes in foreign currency exchange rates as well as eliminating hedge gains or losses recorded within the current and comparative periods. We calculate constant currency growth rates by (i) applying the applicable prior period exchange rates to current period results and (ii) excluding any gains or losses from foreign currency hedge contracts that are reported in the current and comparative periods.

Design Business: Represents the combination of maintenance, product subscriptions, and all EBAs. Main products include, but are not limited to, AutoCAD, AutoCAD LT, Industry Collections, Revit, Inventor, Maya, and 3ds Max. Certain products, such as our computer aided manufacturing solutions, incorporate both Design and Make functionality and are classified as Design.

Enterprise Business Agreements (EBAs): Represents programs providing enterprise customers with token-based access to a broad pool of Autodesk products over a defined contract term.

Flex: A pay-as-you-go consumption option to pre-purchase tokens to access any product available with Flex for a daily rate.

Free Cash Flow: Cash flow from operating activities minus capital expenditures.

Industry Collections: Autodesk Industry Collections are a combination of products and services that target a specific user objective and support a set of workflows for that objective. Our Industry Collections consist of: Autodesk Architecture, Engineering, and Construction Collection, Autodesk Product Design and Manufacturing Collection, and Autodesk Media and Entertainment Collection.

Maintenance Plan: Our maintenance plans provide our customers with a cost effective and predictable budgetary option to obtain the productivity benefits of our new releases and enhancements when and if released during the term of their contracts. Under our maintenance plans, customers are eligible to receive unspecified upgrades when and if available, and technical support. We recognize maintenance revenue over the term of the agreements, generally one year.

Make Business: Represents certain cloud-based product subscriptions. Main products include, but are not limited to, Autodesk Build, BIM Collaborate Pro, BuildingConnected, Fusion, and Flow Production Tracking. Certain products, such as Fusion, incorporate both Design and Make functionality and are classified as Make.

Net Revenue Retention Rate (NR3): Measures the year-over-year change in Recurring Revenue for the population of customers that existed one year ago ("base customers"). Net revenue retention rate is calculated by dividing the current quarter Recurring Revenue related to base customers by the total corresponding quarter Recurring Revenue from one year ago. Recurring Revenue is based on USD reported revenue, and fluctuations caused by changes in foreign currency exchange rates and hedge gains or losses have not been eliminated. Recurring Revenue related to acquired companies, one year after acquisition, has been captured as existing customers until such data conforms to the calculation methodology. This may cause variability in the comparison.

Other Revenue: Consists of revenue from consulting, training and other products and services, and is recognized as the products are delivered and services are performed.

Product Family: A grouping of related products or solutions that address specific industry or market needs, customer types, or use cases, or share core underlying technology or deployment models. Where a customer has a right to use different products over time, Autodesk may classify amounts to a single product family based on the customer's primary industry or use case, or to product family other, or allocate the amounts across product families using estimates.

Product Subscription: Provides customers a flexible, cost-effective way to access and manage 3D design, engineering, and entertainment software tools. Our product subscriptions currently represent a hybrid of desktop and cloud functionality, which provides a device-independent, collaborative design workflow for designers and their stakeholders.

Recurring Revenue: Consists of the revenue for the period from our traditional maintenance plans, our subscription plan offerings, and certain Other revenue. It excludes subscription revenue related to third-party products. Recurring revenue acquired with the acquisition of a business is captured when total subscriptions are captured in our systems and may cause variability in the comparison of this calculation.

Remaining Performance Obligations (RPO): The sum of total short-term, long-term, and unbilled deferred revenue. Current remaining performance obligations is the amount of revenue we expect to recognize in the next twelve months.

Solution Provider: Solution Provider is the name of our channel partners who primarily serve our new transaction model customers worldwide. Solution Providers may also be resellers in relation to Autodesk solutions.

Spend: The sum of cost of revenue and operating expenses.

Subscription Plan: Comprises our term-based product subscriptions, cloud service offerings, and EBAs. Subscriptions represent a combined hybrid offering of desktop software and cloud functionality which provides a device-independent, collaborative design workflow for designers and their stakeholders. With subscription, customers can use our software anytime, anywhere, and get access to the latest updates to previous versions.

Subscription Revenue: Includes our cloud-enabled term-based product subscriptions, cloud service offerings, and flexible EBAs.

Unbilled Deferred Revenue: Unbilled deferred revenue represents contractually stated or committed contracts under early renewal and multi-year billing plans for subscription, services, and maintenance for which the associated deferred revenue has not been recognized. Under FASB Accounting Standards Codification ("ASC") Topic 606, unbilled deferred revenue is not included as a receivable or deferred revenue on our Consolidated Balance Sheet.

ITEM 1A. RISK FACTORS

We operate in a rapidly changing environment that involves significant risks, a number of which are beyond our control. In addition to the other information contained in this Annual Report on Form 10-K, the following discussion highlights some of these risks and the possible impact of these factors on our business, financial condition, and future results of operations. If any of the following risks actually occur, our business, financial condition, or results of operations may be adversely impacted, causing the trading price of our common stock to decline. In addition, these risks and uncertainties may impact the forward-looking statements described elsewhere in this Annual Report on Form 10-K and in the documents incorporated herein by reference. They could affect our actual results of operations, causing them to differ materially from those expressed in forward-looking statements.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that you should consider before investing in our securities. These risks are described more fully below and include, but are not limited to, risks relating to the following:

- Our strategy to develop and introduce new products and services, exposing us to risks such as limited customer acceptance (both with new and existing customers), costs related to product defects, and large expenditures.
- Existing and increased competition and rapidly evolving technological changes.
- Global economic and political conditions.
- Costs and challenges associated with strategic acquisitions and investments.
- Dependency on international revenue and operations, exposing us to significant international regulatory, economic, intellectual property, collections, currency exchange rate, taxation, political, and other risks.
- Inability to predict subscription renewal rates and their impact on our future revenue and operating results.
- Fluctuation of our financial results, key metrics and other operating metrics.
- Deriving a substantial portion of our net revenue from a small number of solutions, including our AutoCAD-based software products and collections.
- Any failure to successfully execute and manage initiatives to realign or introduce new business and sales initiatives.
- Our strategy and expectations regarding the expected benefits, timing and costs associated with our restructuring plans.
- Net revenue, billings, earnings, cash flow, or subscriptions shortfalls or volatility of the market causing the market price of our stock to decline.
- Challenges relating to the proper management and governance of our use of AI in our offerings.
- Security incidents compromising the integrity of our or our customers' offerings, services, data, or intellectual property.
- Reliance on third parties to provide us with a number of operational and technical services as well as software.
- Our highly complex software, which may contain undetected errors, defects, or vulnerabilities, and is subject to service disruptions, degradations, outages or other performance problems.
- Increasing regulatory focus on privacy, data protection, and cybersecurity issues and expanding laws.
- Governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.
- Protection of our intellectual property rights and intellectual property infringement claims from others.
- The government procurement process.
- Fluctuations in currency exchange rates.
- Our debt service obligations.
- Our investment portfolio consisting of a variety of investment vehicles that are subject to interest rate trends, market volatility, and other economic factors.

Risks Relating to Our Business and Strategy

Our strategy to develop and introduce new products and services exposes us to risks such as limited customer acceptance (both with new and existing customers), costs related to product defects, and large expenditures, each of which may result in no additional net revenue or decreased net revenue.

The software industry is characterized by rapid technological changes as well as changes in customer requirements and preferences. In recent years, the industry has undergone a transition from developing and selling perpetual licenses and on-premises products to subscriptions and cloud-enabled technologies. Both new and existing customers are also reconsidering how they purchase software products, which requires us to constantly evaluate our business model and strategy. In response, we are focused on providing solutions to enable our customers to be more agile and collaborative on their projects. We devote significant resources to the development of new technologies, including AI features. If we are unable to provide new features, enhancements to user experience, and modifications in a timely and cost-effective manner that achieve market acceptance, align with customer expectations, and that keep pace with rapid technological developments and changing regulatory landscapes, our business and operating results could be adversely affected. For example, AI and machine learning are propelling advancements in technology, but if they are not widely adopted and accepted or fail to operate as expected, our business and reputation may be harmed.

In addition, we frequently introduce new business models or methods that require a considerable investment of technical and financial resources, such as our introduction of flexible subscription and service offerings, our transition of multi-subscription plans to named-user plans and our new transaction model. It is uncertain whether these strategies, including our product and pricing changes, will accurately reflect customer demand or be successful, or whether we will be able to develop the necessary infrastructure and business models more quickly than our competitors. We make such investments through further development and enhancement of our existing products and services, as well as through acquisitions. Such investments may not result in sufficient revenue generation to justify their costs and could result in decreased net revenue or profitability. If we are not able to meet customer requirements, either with respect to new customers or existing customers, and either with respect to our software or the manner in which we provide such products, or if we are not able to adapt our business model to meet our customers' requirements, our business, financial condition, or results of operations may be adversely impacted.

In particular, a critical component of our growth strategy is to have customers of our AutoCAD and AutoCAD LT products, as well as other individual Autodesk products, expand their portfolios to include our other offerings and cloud-based functionality, and we are taking steps to accelerate this migration. At times, sales of our AutoCAD and AutoCAD LT or individual Autodesk flagship products have decreased without a corresponding increase in Industry Collections or cloud-based functionality revenue, or without purchases of customer seats to our Industry Collections. Should this continue, our results of operations will be adversely affected.

Our executive management team must continuously act quickly and with vision, given the rapidly changing customer expectations and technology advancements inherent in the software industry, the extensive and complex efforts required to create useful and widely accepted products, and the rapid evolution of cloud computing, mobile devices, new computing platforms, and other technologies, such as consumer products. Although we have articulated a strategy that we believe will fulfill these challenges, if we fail to execute properly on that strategy or adapt the strategy as market conditions evolve, we may fail to meet our customers' expectations, be unable to compete with our competitors' products and technology, and lose the confidence of our channel partners and employees. This in turn could adversely affect our business and financial performance.

Existing and increased competition and rapidly evolving technological changes may reduce our revenue and profits.

The software industry has limited barriers to entry, and the availability of computing devices with continually expanding performance at progressively lower prices contributes to the ease of market entry. The industry has undergone a transition from developing and selling perpetual licenses and on-premises products to subscriptions and cloud-enabled technologies. This shift further lowers barriers to entry and poses a disruptive challenge to established software companies. The markets in which we operate are characterized by vigorous competition, both by entrants with innovative technologies and by consolidation of companies with complementary offerings and technologies. Some of our competitors have greater financial, technical, sales and marketing, and other resources. Our competitors and new entrants may also be able to develop and market new technologies that render our existing or future products less competitive. For example, disruptive technologies such as machine learning and other AI technologies may significantly alter the market for our products in unpredictable ways and reduce customer demand. The market may also react to these disruptive technologies in unpredictable ways inconsistent with our financial condition and results of operation.

Furthermore, a reduction in the number and availability of compatible third-party applications or our inability to rapidly adapt to technological and customer preference changes, including those related to cloud computing, mobile devices, and new computing platforms, may adversely affect the sale of our solutions. Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in price reductions, reduced net revenue and profit margins, and loss of market share, any of which would likely harm our business.

Global economic and political conditions may further impact our industries, business, and financial results.

Our overall performance depends largely upon domestic and worldwide economic and political conditions. The United States and other countries' economies have experienced cyclical downturns, in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, decreased government spending, reduced corporate profitability, volatility in credit, equity, and foreign exchange markets, inflationary pressures and higher interest rates, bankruptcies, and overall uncertainty. These economic conditions can occur abruptly. For example, current geopolitical and global macro-economic challenges, most recently regarding tariffs and trade protectionism, have caused uncertainty in the global economy, and an economic downturn or recession in the United States or in other countries may occur or has already occurred and may continue. The extent to which these challenges will impact our financial condition or results of operations is

still uncertain and will continue to depend on developments such as the impact of these challenges on our customers, vendors, distributors, and resellers, such as the supply chain disruption and resulting inflationary pressures and global labor shortage that we have seen recently, material scarcity, as well as other factors; actions taken by governments, businesses, and consumers in response to these challenges; speed and timing of economic recovery, including in specific geographies; our billings and renewal rates, including new business close rates, rate of multi-year contracts, pace of closing larger transactions, and new unit volume growth; wars and armed conflicts, including the ongoing wars between Ukraine and Russia and conflicts in the Middle East; foreign exchange rate fluctuations; and the effect of these challenges on margins and cash flow. All of these factors continue to evolve and remain uncertain at this time, and some of these factors are not within our control. If economic growth in countries where we do business slows or if such countries experience further economic recessions, customers may delay or reduce technology purchases. Our customers include government entities, including the U.S. federal government, and if spending cuts impede the ability of governments to purchase our products and services, our revenue could decline. In addition, a number of our customers rely, directly and indirectly, on government spending.

As described elsewhere in these risk factors, we are dependent on international revenue and operations and are subject to related risks of conducting business globally. Trends toward nationalism and protectionism, including imposition of tariffs and related trade wars, and the weakening or dissolution of international trade pacts may increase the cost of, or otherwise interfere with, conducting business. These trends have increased political and economic unpredictability globally and may increase the volatility of global financial markets, and the impact of such developments on the global economy remains uncertain. Political instability or adverse political developments in any of the countries in which we do business could harm our business, results of operations, and financial condition. A financial sector credit crisis could impair credit availability and the financial stability of our customers, including our distribution partners and channels. A disruption in the financial markets may also have an effect on our derivative counter-parties and could also impair our banking partners, on which we rely for operating cash management. War, geopolitical conflicts, and any related political or economic responses and counter-responses or otherwise by various global actors or the general effect on the global economy, could also affect our business. Any of these events could harm our business, results of operations, and financial condition.

Our business could be adversely impacted by the costs and challenges associated with strategic acquisitions and investments.

We regularly acquire or invest in businesses, software solutions, and technologies that are complementary to our business through acquisitions, strategic alliances, or equity or debt investments, including several transactions in fiscal 2025 and fiscal 2026. The risks associated with such acquisitions include the difficulty of integrating solutions, operations, and personnel; inheriting liabilities such as intellectual property infringement claims; failure to realize anticipated revenue and cost projections and expected synergies; the requirement to test and assimilate the internal control processes of the acquired business in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002; and diversion of management's time and attention. In addition, such acquisitions and investments involve other risks such as:

- the inability to retain customers, key employees, vendors, distributors, business partners, and other entities associated with the acquired business;
- the potential that due diligence of the acquired business or solution does not identify significant problems;
- exposure to litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, an acquisition, including claims from terminated employees, customers, or other third parties;
- the potential for incompatible business cultures;
- significantly higher than anticipated transaction or integration-related costs;
- the potential that acquired businesses or businesses that we invest in may not have adequate controls, processes, and procedures to ensure compliance with laws and regulations, including with respect to data privacy, data protection, and cybersecurity, as well as anti-bribery and anti-corruption laws, export controls, sanctions and industry-specific-regulation;
- potential additional exposure to economic, tax, currency, political, legal, and regulatory risks and liabilities, including risks associated with specific countries; and
- the potential impact on relationships with existing customers, vendors, and distributors as business partners as a result of acquiring another business.

We may not be successful in overcoming such risks, and such acquisitions and investments may negatively impact our business. In addition, if we do not complete an announced acquisition transaction or integrate an acquired business successfully and in a timely manner, we may not realize the benefits of the acquisition to the extent anticipated. Acquisitions and

investments have in the past and may in the future contribute to fluctuations in our quarterly financial results. These fluctuations could arise from transaction-related costs and charges associated with eliminating redundant expenses or write-offs of impaired assets recorded in connection with acquisitions and investments, and could negatively impact our financial results.

We are dependent on international revenue and operations, exposing us to significant international regulatory, economic, intellectual property, collections, currency exchange rate, taxation, political, and other risks, which could adversely impact our financial results.

International net revenue represented 64% of our net revenue for both fiscal 2026 and 2025. Our international revenue, some of which comes from emerging economies, is subject to economic and political conditions in foreign markets, including those resulting from economic and political conditions in the United States. Our total revenue is also impacted by the relative geographical and country mix of our revenue over time. Our dependency on international revenue makes us much more exposed to global economic and political trends, which can negatively impact our financial results even if our results in the United States are strong for a particular period.

We anticipate that our international operations will continue to account for a significant portion of our net revenue and, as we expand our international development, sales, and marketing expertise, will provide significant support to our overall efforts in countries outside of the United States. Risks inherent in our international operations include:

- economic volatility;
- tariffs, quotas, and other trade barriers and restrictions, geopolitical conflicts, and any political or economic responses and counter-responses thereto by various global actors;
- fluctuating currency exchange rates, including devaluations, currency controls, and inflation, and risks related to any hedging activities we undertake;
- changes in regulatory requirements and practices;
- delays resulting from difficulty in obtaining export licenses for certain technology;
- different purchase patterns as compared to the developed world;
- operating in locations with a higher incidence of corruption and fraudulent business practices, particularly in emerging economies;
- compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and other anti-corruption laws;
- difficulties in staffing and managing foreign sales and development operations;
- local competition;
- longer collection cycles for accounts receivable;
- U.S. and foreign tax law changes and the complexities of tax reporting;
- laws regarding the free flow of data across international borders and management of and access to data and public networks;
- possible future limitations upon foreign-owned businesses;
- increased financial accounting and reporting burdens and complexities;
- inadequate local infrastructure;
- greater difficulty in protecting intellectual property;
- software piracy; and
- other factors beyond our control, including popular uprisings, terrorism, war (including any related political or economic responses and counter-responses or otherwise by various global actors or the general effect on the global economy), natural disasters, and diseases and pandemics.

Some of our business partners also have international operations and are subject to the risks described above.

In addition, in recent years, the United States has instituted or proposed changes to foreign trade policy, including the negotiation or termination of trade agreements, the imposition of new or increased tariffs on products imported from certain countries; economic sanctions on individuals, corporations, or countries; and other government regulations affecting trade between the United States and other countries in which we do business. For example, the United States and other global actors have continued to increase sanctions and export restrictions as a result of the war against Ukraine launched by Russia, the geopolitical landscape with respect to China, ongoing conflicts in the Middle East, and other risks. Additionally, recent executive actions and executive branch policies in the United States, such as those communicated in a February 2025 memorandum regarding a change in U.S. policy with respect to the negotiation and imposition of digital services taxes and

regulations by other countries, suggest a broader purview for changes in U.S. trade policy as a component of U.S. foreign policy. For example, since March 2025 the United States has imposed additional Section 232 tariffs on various commodities, including steel, aluminum, passenger vehicles and trucks (and components for such vehicles), and other industry-specific targets. Between February 2025 and February 2026, the United States placed additional fentanyl-related tariffs on most goods from China, Canada and Mexico (with an exception for goods that qualify for duty-free treatment under the U.S.-Mexico-Canada Agreement); and between April 2025 and February 2026 placed additional reciprocal tariffs on most imports from U.S. trading partners other than Canada, Mexico, Russia, Belarus, Cuba, and North Korea. These additional U.S. tariffs were implemented under authorities asserted in the International Emergency Economic Powers Act ("IEEPA") and rescinded on February 24, 2026, following a Supreme Court decision invalidating the use of IEEPA to authorize these tariffs. The availability, timing, and amount of any related refunds associated with payments of these duties remain uncertain and subject to further legal, regulatory, and administrative action. Beginning February 24, 2026, the U.S. government implemented a new, global "temporary import surcharge" of 10% on many of the same products affected by the prior reciprocal tariffs, under authorities provided for in Section 122 of the Trade Act of 1974, supplementing existing non-IEEPA measures. Additional trade-related investigations by the U.S. government are in progress and could result in the imposition of additional tariffs.

There is currently significant uncertainty about the future relationship between the United States and its trading partners with respect to trade policies, tariffs, taxes, and similar policies affecting cross-border operations. These new or increased tariffs and other changes in U.S. trade policy, including new sanctions and increased export restrictions, have triggered and could continue to trigger retaliatory actions by affected countries, including Canada, China, Russia, and others, that have instituted, considered, or are considering imposing new or increased tariffs, export controls, and other trade sanctions targeting certain U.S. persons or U.S.-manufactured goods. These retaliatory measures could include responses such as the imposition of new or increased digital services taxes. The escalation of protectionist or retaliatory trade measures in either the United States or any other countries in which we do business, such as additional sanctions, a change in tariff structures, increased export controls, or other trade policies, may increase the cost of, or otherwise interfere with, the conduct of our business, and could have a material adverse effect on our financial condition, operations, and business outlook.

Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if our business partners are not able to successfully manage these risks.

We may not be able to predict subscription renewal rates and their impact on our future revenue and operating results.

We are dependent on attracting new customers as well as renewing and expanding our business with existing customers. Our customers are not obligated to renew their subscriptions for our offerings, and they may elect not to renew, upgrade, or expand their subscriptions. We cannot assure renewal rates or the mix of subscriptions renewals. Customer renewal rates may decline or fluctuate due to a number of factors, including offering pricing; competitive offerings; customer satisfaction; and reductions in customer spending levels, customer activity, or number of users due to economic downturns or financial markets uncertainty. If our customers do not renew their subscriptions or if they renew on less favorable terms, our revenues may decline.

In addition, we generally recognize subscription revenue over the term of the respective contracts, which typically range from 1-year to 3-years. As a result, most of the revenue we report in each quarter is the result of subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter may not be reflected in our revenue results for that quarter but will negatively impact our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our services, and changes in our attrition rate, may not be fully reflected in our results of operations until future periods.

Our financial results, key metrics, and other operating metrics fluctuate within each quarter and from quarter to quarter, making our future revenue and financial results difficult to predict.

Our quarterly financial results, key metrics, and other operating metrics have fluctuated in the past and will continue to do so in the future. These fluctuations have in the past caused and could in the future cause our stock price to change significantly or experience declines. We also provide investors with quarterly and annual financial forward-looking guidance that could prove to be inaccurate as a result of these fluctuations. In addition to the other risks described in these risk factors, some of the factors that have in the past caused and could in the future cause our financial results, key metrics, and other operating metrics to fluctuate include:
- general market, economic, business, and political conditions in Europe and APAC including from an economic downturn or recession in the United States or other countries, as well as economic and regulatory uncertainty;
- failure to produce sufficient revenue, billings, subscription, profitability, and cash flow growth;

- failure to accurately predict the impact of acquired businesses or to identify and realize the anticipated benefits of acquisitions, and successfully integrate such acquired businesses and technologies;
- shift to named-user plans and annual billing of multi-year contracts, which impacted the timing of our billings and cash collections in fiscal year 2024, 2025 and 2026 and which is expected to continue into fiscal year 2027;
- our ability to successfully introduce and expand new transaction models such as Flex;
- potential goodwill impairment charges related to prior acquisitions;
- failure to manage spend;
- changes in billings linearity;
- changes in subscription mix, pricing pressure, or changes in subscription pricing;
- weak or negative growth in one or more of the industries we serve, including AECO, manufacturing, and digital media and entertainment markets;
- the success of new business or sales initiatives;
- security breaches, related reputational harm, and potential financial penalties to customers and government entities;
- restructuring or other accounting charges and unexpected costs or other operating expenses;
- timing of additional investments in our technologies or deployment of our services;
- changes in revenue recognition or other accounting guidelines employed by us and/or established by the Financial Accounting Standards Board, Securities and Exchange Commission, or other rulemaking bodies;
- fluctuations in foreign currency exchange rates and the effectiveness of our hedging activity;
- dependence on and timing of large transactions;
- adjustments arising from ongoing or future tax examinations;
- the ability of governments around the world to adopt fiscal policies, meet their financial and debt obligations, and finance infrastructure projects;
- failure to expand our AutoCAD and AutoCAD LT customer base to related design products and services;
- our ability to rapidly adapt to technological and customer preference changes, including those related to cloud computing, mobile devices, and new computing platforms;
- timing of the introduction of new products by us or our competitors;
- the financial and business condition of our reseller and distribution channels;
- perceived or actual technical or other problems with a product or combination of subscriptions;
- unexpected or negative outcomes of matters and expenses relating to litigation or regulatory inquiries;
- increases in cloud functionality-related expenses;
- timing of releases and retirements of offerings;
- changes in tax laws or tax or accounting rules and regulations, such as increased use of fair value measures;
- changes in sales compensation practices;
- failure to effectively implement and maintain our copyright legalization programs, especially in developing countries;
- renegotiation or termination of royalty or intellectual property arrangements;
- interruptions or terminations in the business of our consultants or third-party developers;
- timing and degree of expected investments in growth and efficiency opportunities;
- failure to achieve continued success in technology advancements;
- catastrophic events, natural disasters, or public health events, such as pandemics and epidemics;
- regulatory compliance costs; and
- failure to appropriately estimate the scope of services under consulting arrangements.

We have also experienced fluctuations in financial results in interim periods in certain geographic regions due to seasonality or regional economic or political conditions. In particular, our financial results, key metrics, or other operating metrics in Europe during our third quarter are usually affected by a slower summer period, and our APAC operations typically experience seasonal slowing in our fourth quarter. War, geopolitical conflicts, and any related political or economic responses and counter-responses or otherwise by various global actors or the general effect on the global economy, could also affect our business.

Our operating expenses are based in part on our expectations for future revenue and are relatively fixed in the short term. Accordingly, any revenue shortfall below expectations has had, and in the future could have, an immediate and significant adverse effect on our profitability. Greater than anticipated expenses or a failure to maintain rigorous cost controls would also negatively affect profitability.

We derive a substantial portion of our net revenue from a small number of solutions, including our AutoCAD-based software products and collections, and if these offerings are not successful, our revenue would be adversely affected.

We derive a substantial portion of our net revenue from sales of subscriptions of a limited number of our offerings, including AutoCAD software, solutions based on AutoCAD, which include our collections that serve specific markets, and products that are interoperable with AutoCAD. Any factor adversely affecting sales of these subscriptions, including the product release cycle, market acceptance, product competition, performance and reliability, reputation, price competition, economic and market conditions, and the availability of third-party applications, would likely harm our financial results. During fiscal 2026 and 2025, combined revenue from our AutoCAD and AutoCAD LT family products, not including collections having AutoCAD or AutoCAD LT as a component, represented 25% and 26% of our total net revenue, respectively.

From time to time we realign or introduce new business and sales initiatives; if we fail to successfully execute and manage these initiatives, our results of operations could be negatively impacted.

As part of our effort to accommodate our customers' needs and demands and the rapid evolution of technology, from time to time we evolve our business and sales initiatives, such as shifting to annual billing of multi-year contracts, introducing and expanding new business models such as the new transaction model and Flex, realigning our development and marketing organizations, offering software as a service, and realigning our internal resources in an effort to improve efficiency. We may take such actions without clear indications that they will prove successful and, at times, we have been met with short-term challenges in the execution of such initiatives. Market acceptance of any new business or sales initiative is dependent on our ability to match our customers' needs at the right time and price. Often, we have limited prior experience and operating history in these new areas of emphasis. If any of our assumptions about expenses, revenue, or revenue recognition principles from these initiatives proves incorrect, or our attempts to improve efficiency are not successful, our actual results may vary materially from those anticipated, and our financial results will be negatively impacted.

We may not successfully execute or achieve the expected benefits of our restructuring plan and other measures we may take in the future, and our efforts may adversely affect our business.

During the first quarter of fiscal 2026, we initiated a restructuring plan (the "2026 Plan"), to support Autodesk's initiatives to optimize its go-to-market organization and, at the same time, to reallocate resources to Autodesk's strategic priorities such as investments in cloud, platform, and artificial intelligence. During the fourth quarter of fiscal 2026, we initiated another restructuring plan (the "January 2026 Plan") that marks the final phase of our sales and marketing optimization program. These measures are intended to address our short and long-term objectives and are based on our current estimates, assumptions, and forecasts, which are subject to known and unknown risks and uncertainties. Implementation of these and any other initiatives may not achieve our expected benefits, may be disruptive to our business, the expected costs and charges may be greater than we have forecasted, and the estimated cost savings may be lower than we have forecasted. In addition, our 2026 Plan and January 2026 Plan could result in personnel attrition beyond our planned reduction in headcount or could reduce employee morale, which could in turn adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods, could affect our ability to attract highly skilled employees, or may otherwise adversely affect our business.

Net revenue, billings, earnings, cash flow, or subscriptions shortfalls or volatility of the market generally may cause the market price of our stock to decline.

The market price for our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price for our common stock has in the past been, and in the future may be, affected by a number of factors, including the other risks described in these risk factors and the following:
- shortfalls in our expected financial results, including net revenue, billings, earnings, and cash flow or key performance metrics, such as subscriptions, and how those results compare to securities analyst expectations, including whether those results fail to meet, exceed, or significantly exceed securities analyst expectations;
- quarterly variations in our or our competitors' results of operations;

- general socioeconomic, political, or market conditions, including from an economic downturn or recession in the United States or in other countries, as well as economic and regulatory uncertainty;
- changes in forward-looking estimates of future results, how those estimates compare to securities analyst expectations, or changes in recommendations or confusion on the part of analysts and investors about the short- and long-term impact to our business;
- uncertainty about certain governments' abilities to repay debt or effect fiscal policy;
- announcements of new offerings or enhancements by us or our competitors as well as market perception of disruptive technologies such as machine learning and other AI technologies;
- unusual events such as significant acquisitions, divestitures, regulatory actions, and litigation;
- changes in laws, rules, or regulations applicable to our business;
- outstanding debt service obligations;
- actions by activist shareholders or others, and our response to such actions; and
- other factors, including factors unrelated to our operating performance, such as instability affecting the economy or the operating performance of our competitors.

Significant changes in the price of our common stock could expose us to costly and time-consuming litigation. Historically, after periods of volatility in the market price of a company's securities, a company becomes more susceptible to securities class action litigation. This type of litigation is often expensive and diverts management's attention and resources.

As a result of our strategy of partnering with other companies for product development, our product delivery schedules could be adversely affected if we experience difficulties with our product development partners.

We partner with certain independent firms and contractors to perform some of our product development activities. We believe our partnering strategy allows us to achieve efficiencies in developing new products and maintaining and enhancing existing product offerings. This strategy creates a dependency on independent developers. Independent developers, including those who currently develop solutions for us in the United States and throughout the world, may not be able or willing to provide development support to us in the future. In addition, use of development resources through consulting relationships, particularly in non-U.S. jurisdictions with developing legal systems, may be adversely impacted by, and expose us to risks relating to, evolving employment, export, and intellectual property laws. These risks could, among other things, expose our intellectual property to misappropriation and result in disruptions to product delivery schedules.

We incorporate AI into our offerings, and challenges with properly managing its use could result in competitive harm, reputational harm, or liability, and adversely affect our results of operations.

We are increasingly building AI into many of our offerings. We expect to rely on AI technologies to help drive future growth in our business, but there can be no assurance that we will realize the desired or anticipated benefits from AI or at all. We may also fail to properly implement or market our AI offerings. As with many innovations, AI presents risks and challenges that could affect its adoption, and therefore our business. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, our offerings based on or otherwise leveraging AI may expose us to additional lawsuits and regulatory investigations and other proceedings and subject us to legal liability as well as brand and reputational harm. For example, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, financial condition, and results of operations may be adversely affected. The use of AI applications has resulted in, and may in the future result in, cybersecurity incidents that implicate the personal data of end users of such applications. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations.

Social and ethical issues relating to the use of new and evolving technologies such as AI in our offerings, may result in reputational harm and liability, and may cause us to incur additional research and development costs to resolve such issues. AI presents emerging ethical issues and if we enable or offer solutions that draw controversy due to their perceived or actual impact on society, we may experience brand or reputational harm, competitive harm, or legal liability. Government regulation addressing AI ethics, transparency requirements, or other aspects of the development, or use, or deployment of AI may also increase the burden and cost of research, development, and other activities, which may increase our costs, limit our ability to leverage AI, and subject us to brand or reputational harm, competitive harm, or legal liability. For example, the European Union's Artificial Intelligence Act (the "AI Act"), which achieved approval by the European Council on February 2, 2024, and

the European Parliament on March 13, 2024, imposes obligations on providers and users of AI technologies. Some U.S. states have proposed, and in certain cases enacted, laws addressing aspects of the development and use of AI. Failure to address AI ethical and regulatory issues by us or others in our industry could undermine public confidence in AI, slow adoption of AI in our products and services, and subject us to claims, demands, and proceedings from private actors, regulatory investigations and other proceedings by regulatory authorities, and fines, penalties, and other liabilities.

The Audit Committee internal investigation has been time-consuming and expensive, has resulted in the filing of lawsuits, and may result in additional expense and/or litigation.

As previously disclosed on April 1, 2024, the Audit Committee commenced an internal investigation with the assistance of outside counsel and advisors, regarding Autodesk's free cash flow and non-GAAP operating margin practices. The results of that investigation were announced on May 31, 2024.

We have incurred significant expenses, including audit, legal, consulting and other professional fees, in connection with the investigation, and we could be forced to incur significant additional time and expense as a result of the investigation. The incurrence of significant additional expense, or the requirement that management devote significant time that could reduce the time available to execute on our business strategies, could have an adverse effect on our business, results of operations and financial condition.

Autodesk voluntarily contacted the Securities and Exchange Commission ("SEC") to advise it that an internal investigation was ongoing. In addition, the United States Attorney's Office for the Northern District of California ("USAO") contacted us regarding the Audit Committee investigation. We cooperated with the SEC and USAO, including by providing certain documents and information. On August 19, 2025, the SEC notified us that it was closing its matter. On August 21, 2025, the USAO notified us that it was closing its matter as well. We cannot guarantee that we will not receive inquiries from other regulatory authorities regarding the investigation, or that we will not be subject to future claims, investigations or proceedings. Any future inquiries from the SEC or other regulatory authorities, or future claims or proceedings or any related regulatory investigation will, regardless of the outcome, likely consume a significant amount of our internal resources and result in additional legal and accounting costs. We can provide no assurances as to the outcome of any governmental investigation.

In addition, we and certain of our officers and directors have been named in purported shareholder litigation arising out of our announcement of the investigation. For additional discussion, see Part I, Item 3. Legal Proceedings and Note 12 to our Consolidated Financial Statements. The pending litigation, and any future litigation, investigation or other actions that may be filed or initiated against us or our officers or directors, may be time consuming and expensive. We cannot predict what losses we may incur in these litigation matters, and contingencies related to our obligations under the federal and state securities laws, or in other legal proceedings or governmental investigations or proceedings related to these matters.

Any legal proceedings, if decided adversely to us, could result in significant monetary damages, penalties and reputational harm, and will likely involve significant defense and other costs. We have entered into indemnification agreements with each of our directors and certain of our officers, and our bylaws require us to indemnify each of our directors and officers. Further, our insurance may not cover all claims that have been or may be brought against us, and insurance coverage may not continue to be available to us at a reasonable cost. As a result, we may be exposed to substantial uninsured liabilities, including pursuant to our indemnification obligations, which could adversely affect our business, prospects, results of operations and financial condition.

<u>Risks Relating to Our Operations</u>

Security breaches or incidents may compromise the integrity of our or our customers' systems, solutions, offerings, services, applications, data, or intellectual property, harm our reputation, damage our competitiveness, create additional liability, and adversely impact our financial results.

As we digitize Autodesk and use cloud- and web-based technologies to leverage customer data to deliver the total customer experience, we are exposed to increased security risks and the potential for unauthorized access to, or improper use, disclosure, or other processing of, our and our customers' information. Like other software offerings and systems, ours are vulnerable to security breaches and incidents, including those from acquired companies. Also, our ability to mitigate the risk of security breaches and incidents may be impacted by our limited control over our customers or third-party technology providers and vendors, or the processing of data by third-party technology providers and vendors, which may not allow us to maintain the integrity or security of such transmissions or processing. We devote significant resources in an effort to maintain the security and integrity of our systems, offerings, services, and applications (online, mobile, and desktop). Despite these efforts, we have

been subject to security breaches and incidents, and we face the risks of them occurring in the future, as well as the risks of delays and other difficulties in identifying, responding to, or remediating security breaches or incidents.

Hackers regularly have targeted our systems, offerings, services, and applications, and we expect them to do so in the future. To date, we have not considered any such identified security events as material to us, including to our reputation or business operations, or had a material financial impact, but there can be no assurance that future cyberattacks will not be material or otherwise significant. Security breaches or incidents disrupt the proper functioning of our systems, solutions, offerings, applications, or services; cause errors in the output of our customers' work; allow unauthorized access to or unauthorized use, disclosure, modification, loss, unavailability, or destruction of, sensitive data or intellectual property, including proprietary or confidential information of ours or our customers; or cause other destructive or disruptive outcomes. The risk of a security incident, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. These threats include, among others, identity theft, unauthorized access, DNS attacks, wireless network attacks, viruses and worms, malware, bugs, vulnerabilities, advanced persistent threats, application-centric attacks, peer-to-peer attacks, social engineering, phishing, credential stuffing, malicious file uploads, backdoor trojans, supply chain attacks, ransomware attacks, and distributed denial of service attacks. In addition, third parties may attempt to fraudulently induce our employees, vendors, partners, customers, or users to disclose information to gain access to our data or our customers' or users' data and there is the risk of employee, contractor, or vendor error or malfeasance. These existing risks are compounded given the shift in recent years to work-from-home arrangements for a large population of employees and contractors, as well as employees and contractors of our third-party technology providers and vendors, and the risks could also be elevated in connection with the ongoing wars between Ukraine and Russia and conflicts in the Middle East as we and our third-party technology providers and vendors are vulnerable to a heightened risk of cyberattacks from or affiliated with nation-state actors, including retaliatory attacks from Russian actors against U.S.-based companies. Additionally, these threats continue to evolve in sophistication and volume and are difficult to detect and predict due to advances in electronic warfare techniques, advances in cryptography and other technologies, including AI and machine learning. Our use of AI may also increase our risks of being subject to a security breach or incident. Despite our significant efforts to create security barriers to such threats, we cannot entirely mitigate these risks, and there is no guarantee that inadvertent or unauthorized use or disclosure of such information will not occur or that third parties will not gain unauthorized access to such information.

Many governments have enacted laws requiring companies to provide notice of security breaches or incidents involving certain types of personal data and personal information. We are also contractually required to notify certain customers of certain security breaches or incidents. Any security breach or incident suffered, or believed to have been suffered, by us or by our technology providers or vendors could result in harm to our reputation and competitive position, difficulty attracting new customers (including government customers), retaining existing customers, and securing payment from customers, our expenditure of significant capital and other resources to evaluate and alleviate the security incident and to try to prevent further or additional incidents, and regulatory inquiries, investigations, and other proceedings, private claims, demands, lawsuits, potential liability, and the potential loss of our authorization under the Federal Risk and Authorization Management Program ("FedRAMP"). We could incur significant costs and liabilities, including due to litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, and costs for remediation and other incentives offered to customers or other business partners in an effort to maintain business relationships after a security breach or incident, and our financial performance could be negatively impacted.

We cannot assure you that any limitations of liability provisions in our contracts would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim relating to a security incident. We also cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims related to a security incident, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Our use of third-party open source software could negatively affect our ability to sell subscriptions to access our products and subject us to possible litigation and greater security risks.

We use third-party open source software. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and compliance with the open source software license terms. Accordingly, we may be subject to suits by parties claiming ownership of what we believe to be open source software or

claiming non-compliance with the applicable open source licensing terms. Some open source software licenses require end-users, who distribute or make available across a network software and services that include open source software, to make publicly available or to license all or part of such software (which in some circumstances could include valuable proprietary code, such as modifications or derivative works created, based upon, incorporating, or using the open source software) under the terms of the particular open source license. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable proprietary source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the terms of the applicable license, including claims of intellectual property rights infringement or for breach of contract. Furthermore, there exists today an increasing number of types of open source software licenses, almost none of which have been tested in courts of law to provide clarity on their proper legal interpretation. If we were to receive a claim of non-compliance with the terms of any of these open source licenses, we may be required to publicly release certain portions of our proprietary source code. We could also be required to expend substantial time and resources to re-engineer some or all of our software. Any of the foregoing could materially adversely affect our business, financial condition, results of operations, and prospects.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could materially adversely affect our business, financial condition, results of operations, and prospects and could help our competitors develop products and services that are similar to or better than ours.

We rely on third parties to provide us with a number of operational and technical services; third-party security incidents could result in the loss of our or our customers' data, expose us to liability, harm our reputation, damage our competitiveness, and adversely impact our financial results.

We rely on third parties, such as Amazon Web Services, to provide us with operational and technical services. These third parties may have access to our systems, provide hosting services, or otherwise process data about us or our customers, employees, or partners. Our ability to monitor such third parties' security measures is limited. There have been and may continue to be significant supply chain attacks, and we cannot guarantee that our or our such third parties' systems have not been breached or otherwise compromised or that they do not contain exploitable defects, bugs, or vulnerabilities that could result in an incident, breach, or other disruption to, our or these third parties' systems. Any security breach or incident involving such third parties could compromise the integrity or availability of, or result in the theft or unauthorized use, modification, or other processing of, our and our customers' data. In addition, our operations or the operations of our customers or partners could be negatively affected in the event of a security breach or incident and could be subject to the loss or theft of confidential or proprietary information, including source code. Unauthorized access to or other processing of data and other confidential or proprietary information may be obtained through break-ins, network breaches by unauthorized parties, employee theft or misuse, or other misconduct. If any of the foregoing were to occur or to be perceived to occur, our reputation may suffer, our competitive position may be diminished, customers may buy fewer of our offerings and services, we could face lawsuits, regulatory investigation, fines, and potential liability, and our financial results could be negatively impacted.

Delays in service from third-party service providers could expose us to liability, harm our reputation, damage our competitiveness, and adversely impact our financial results.

From time to time, we may rely on a single or limited number of suppliers, or upon suppliers in a single country, for the provision of services and materials that we use in the operation of our business and production of our solutions. Inability of such third parties to satisfy our requirements could disrupt our operations or make it more difficult for us to implement our strategy. If any of these situations were to occur, our reputation could be harmed, we could be subject to third-party liability, including under laws relating to privacy, data protection, and cybersecurity in certain jurisdictions, and our financial results could be negatively impacted.

We are investing in resources to update and improve our information technology systems to digitize Autodesk and support our customers. Should our investments not succeed, or if delays or other issues with new or existing information technology systems disrupt our operations, our business could be harmed.

We rely on our network and data center infrastructure, technology systems, and websites for our development, marketing, operational, support, sales, accounting, and financial reporting activities. We continually invest resources to update and improve these systems to meet the evolving requirements of our business and customers. In particular, our transition to cloud-based

products and a subscription-only business model involves considerable investment in the development of technologies, as well as back-office systems for technical, financial, compliance, and sales resources. Such improvements are often complex, costly, and time consuming. In addition, such improvements can be challenging to integrate with our existing technology systems, or may uncover problems with those systems. Unsuccessful implementation of hardware or software updates and improvements could result in disruption in our business operations, loss of customers, loss of revenue, errors in our accounting and financial reporting, or damage to our reputation, all of which could harm our business.

Our software solutions are highly complex and may contain undetected errors, defects, or vulnerabilities, and are subject to service disruptions, degradations, outages or other performance problems, each of which could harm our business and financial performance.

The software solutions that we offer are complex and, despite extensive testing and quality control, may contain errors, defects, or vulnerabilities. Some errors, defects, or vulnerabilities in our software solutions may only be discovered after they have been released. In addition, we have experienced, and may in the future experience, service disruptions, degradations, outages, and other performance problems in connection with our software solutions.

Any errors, defects, vulnerabilities, service disruptions, degradations, outages or other performance problems could result in the need for corrective releases to our software solutions, damage to our reputation, damage to our customers' businesses, loss of revenue, an increase in subscription cancellations, or lack of market acceptance of our offerings, any of which would likely harm our business and financial performance.

If we do not maintain good relationships with the members of our distribution channel, or if our distribution channel suffers financial losses, becomes financially unstable or insolvent, or is not provided the right mix of incentives to sell our subscriptions, our ability to generate revenue will be adversely affected.

We sell our software products both directly to end users and through a network of distributors and resellers. For fiscal 2026 and 2025, approximately 37% and 58%, respectively, of our revenue was derived from indirect channel sales primarily through distributors and resellers. Our distributor, TD Synnex accounted for 14% and 33% of our total net revenue for fiscal 2026 and 2025, respectively. We anticipate that our revenue by direct sales channel will continue to increase as a percentage of total net revenue. We expect our indirect channel will continue to transact and support a considerable portion of our customers, particularly in emerging regions. Our ability to effectively distribute our solutions depends in part upon the financial and business condition of our distributor and reseller network. Computer software distributors and resellers typically are not highly capitalized, and have previously experienced difficulties during times of economic contraction as well as during the past several years. We have processes to ensure that we assess the creditworthiness of distributors and resellers prior to our sales to them. In the past we have taken steps to support them, and may take additional steps in the future, such as extending credit terms and adjusting our incentives. These steps, if taken, could harm our financial results. If our distributors and resellers were to become insolvent, they would not be able to maintain their business and sales or provide customer support services, which would negatively impact our business and revenue.

Over time, we have modified and continue to modify aspects of our relationship with our distributors and resellers, such as their incentive programs, pricing to them, and our distribution model to motivate and reward them for aligning their businesses with our strategy and business objectives. Further, our distributors and resellers may lose confidence in our business, move to competitive products, or not have the skills or ability to support customers. In particular, if one or more of such distributors or resellers were unable to meet their obligations with respect to accounts payable to us, we could be forced to write off such accounts and may be required to delay the recognition of revenue on future sales to these customers. These events could have a material adverse effect on our financial results.

We rely on software from third parties, and a failure to properly manage our use of third-party software could result in increased costs or loss of revenue.

Many of our products are designed to include software licensed from third parties. Such third-party software includes software licensed from commercial suppliers and under public open source licenses. While we have internal processes to manage our use of such third-party software, if such processes are inadequate, we may be subject to copyright infringement or other third-party claims. If we are non-compliant with a license for commercial software, we may be required to pay penalties or undergo costly audits pursuant to the license agreement. In the case of open-source software licensed under certain "copyleft" licenses, the license itself, or a court-imposed remedy for non-compliant use of the open source software, may

require that proprietary portions of our own software be publicly disclosed or licensed. This could result in a loss of intellectual property rights, increased costs, re-engineering of our software, damage to our reputation, or loss of revenue.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, support, indemnities, assurances of title or controls on origin of the software, or other contractual protections regarding infringement claims or the quality of the code. Likewise, some open source projects have known security and other vulnerabilities and architectural instabilities, or are otherwise subject to security attacks due to their wide availability, and are provided on an "as-is" basis.

Our business could be adversely affected if we are unable to attract and retain key personnel.

Our success and ability to invest and grow depend largely on our ability to attract and retain highly skilled technical, professional, managerial, sales, and marketing personnel. Historically, competition for these key personnel has been intense. The loss of services of any of our key personnel, including key personnel joining our company through acquisitions, inability to retain and attract qualified employees in the future, or delays in hiring required personnel, particularly engineering and sales personnel, including sales leadership personnel, could make it difficult to meet key objectives, such as timely and effective product introductions and financial goals.

We rely on third-party technologies and if we are unable to use or integrate these technologies, our solutions and service development may be delayed and our financial results negatively impacted.

We rely on certain software that we license from third parties, including software that is integrated with internally developed software and used in our offerings to perform key functions. These third-party software licenses may not continue to be available on commercially reasonable terms, and the software may not be appropriately supported, maintained, or enhanced by the licensors. The loss of licenses to, or inability to support, maintain, and enhance any such software could result in increased costs or delays until equivalent software can be developed, identified, licensed, and integrated, which would likely harm our business.

Disruptions in licensing relationships and with third-party developers could adversely impact our business.

We license certain key technologies from third parties. Licenses may be restricted in the term or the use of such technology in ways that negatively affect our business. Similarly, we may not be able to obtain or renew license agreements for key technology on favorable terms, if at all, and any failure to do so could harm our business. Our business strategy has historically depended in part on our relationships with third-party developers who provide products that expand the functionality of our design software. Some developers may elect to support other products or may experience disruption in product development and delivery cycles or financial pressure during periods of economic downturn. In particular markets, such disruptions have in the past, and would likely in the future, negatively impact these third-party developers and end users, which could harm our business.

Technology created by outsourced product development, whether outsourced to third parties or developed externally and transferred to us through business or technology acquisitions, involves additional risks such as effective integration into existing products, adequate transfer of technology know-how, and ownership and protection of transferred intellectual property.

<u>Risks Relating to Laws and Regulations</u>

Increasing regulatory focus on privacy, data protection, and cybersecurity issues, as well as new and expanding laws and regulations, and customer requirements, addressing AI, data localization and sovereignty, and the collection and processing of data and information, may impact our business and expose us to increased liability.

Our strategy to digitize Autodesk involves increasing our use of cloud- and web-based technologies and applications to leverage customer data to improve our offerings for the benefit of our customers. To accomplish this strategy, we must collect and otherwise process customer data, which may include personal data and personal information of users from different jurisdictions globally. We also collect and otherwise process personal data and personal information of our employees and contractors. As a result, numerous federal, state, and global laws and regulations relating to privacy, data protection, cybersecurity, and the collection, use, security, and other processing of personal data, personal information, and other data and information, apply to our data and information processing activities. The scope of these laws and regulations is rapidly

evolving, subject to differing interpretations, may be inconsistent among jurisdictions, or conflict with other rules and is likely to remain uncertain for the foreseeable future. We also expect that there will continue to be new laws, regulations, and industry standards concerning these matters proposed and enacted in various jurisdictions. Globally, laws such as the General Data Protection Regulation ("EU") 2016/679 ("GDPR") in the European Union and the Personal Information Protection Law ("PIPL") in China have been enacted, and numerous other countries have proposed or have enacted laws concerning these matters, and we expect new laws, regulations, and industry standards concerning these matters to be proposed and enacted in various jurisdictions. In addition, new and emerging laws and regulations in the United States governing privacy, data protection, and cybersecurity, such as the California Consumer Privacy Act ("CCPA"), the California Privacy Rights Act ("CPRA"), other laws and regulations in other states, and numerous laws and regulations at the U.S. federal level, have been enacted or otherwise promulgated. These laws and regulations, as well as industry self-regulatory codes, industry standards, and other actual and asserted obligations to which we are or may be asserted to be subject, create new compliance obligations and substantially expand the scope of potential liability and provide greater penalties for non-compliance. For example, the GDPR provides for penalties of up to €20 million or 4% of a company's annual global revenue, whichever is greater, the PIPL provides for penalties of up to 50 million renminbi or 5% of a company's annual revenue and disgorgement of all illegal gains, whichever is greater, and the CCPA provides for penalties of up to $7,500 per violation. These laws, regulations, and codes may also impact our innovation and business drivers in developing new and emerging technologies (e.g., AI and machine learning). These requirements, among others, may impact demand for our offerings and force us to bear the burden of expanded obligations in our contracts.

Many laws and regulations relating to privacy and data protection impose restrictions on cross-border transfers of personal data. Available data transfer mechanisms impose obligations on us and other companies that engage in cross-border personal data transfers and are complex, uncertain, and subject to active litigation and enforcement actions in a number of jurisdictions around the world. Data transfer mechanisms may be challenged, revoked, or otherwise modified. Numerous jurisdictions also have imposed data localization requirements, and we have faced, and expect to continue to face, customer requirements to maintain data in particular jurisdictions. We may, in addition to other impacts in connection with personal data transfer mechanisms or data localization requirements, be required to expend significant time and resources to update contractual arrangements and to comply with new and evolving obligations, experience additional costs associated with increased compliance burdens, and find it necessary or appropriate to stop using certain service providers, engage in new contract negotiations, localize certain personal data, or make other operational changes, all of which may impact our business, financial condition, and results of operations. Further, we face exposure to regulatory complaints, actions, and other proceedings, and the potential for substantial fines, other liabilities, and injunctions or other imposed requirements, in connection with transfers of personal data and data localization requirements.

In addition, the CPRA and many other recently enacted state laws addressing privacy and cybersecurity provide for additional obligations and grant additional rights to consumers such as correction of personal information and additional opt-out rights. These laws have required us to modify our data processing practices and policies and may cause us to make additional modifications, and to incur substantial costs and expenses, in our efforts to comply. Additionally, privacy advocacy groups and technology and other industries are considering various new, additional, or different self-regulatory standards that may place, or be asserted to place, additional burdens on us.

Evolving legislation and the interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues. These, as well as conflicting obligations imposed by laws and regulations in various jurisdictions around the world, have caused and may cause variation in requirements, increase restrictions and potential legal risk and impact strategies and the availability of, and our ability to process, previously useful data, potentially exposing us to additional expense, adverse publicity, and liability.

Governments, regulators, plaintiffs' attorneys, and privacy advocates have increased their focus on how companies collect, use, store, share, transmit, and otherwise process personal data, personal information, and certain other data and information. Any perception of our practices, products, offerings, or services as violating of individual privacy or data protection rights, or failing to comply with obligations under laws or regulations relating to privacy, data protection, or cybersecurity, may subject us to public criticism, lawsuits, reputational harm, or investigations, claims, demands, or other proceedings by regulators, industry groups or other third parties, all of which could disrupt or adversely impact our business and expose us to fines, penalties, and other liabilities. Moreover, because the interpretation and application of many laws, regulations, and other actual and asserted obligations relating to privacy, data protection, cybersecurity, and the collection, use, security, and other processing of data and information are uncertain, it is possible that these laws, regulations, and obligations may be interpreted and applied in a manner that is inconsistent with our practices or the features of our products, offerings, and

services. We could be required to fundamentally change our business activities and practices or modify our products, offerings, and services, any of which could require significant additional expense and adversely affect our business and results of operations, including impacting our ability to innovate, delaying our development roadmap, negatively impacting our efforts to understand our customers, limiting the effectiveness of our marketing activities, adversely affecting our relationships with customers and our ability to compete, harming our margins, and subjecting us to additional liabilities. If we are obligated to fundamentally change our business activities and practices or modify our products, offerings, or services, we may be unable to make such changes and modifications in a commercially reasonable manner, or at all, and our ability to develop new products, offerings, and services could be limited.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Our offerings are subject to export controls and economic sanctions laws and regulations that prohibit the delivery of certain solutions and services or the export of these solutions and services to locations, governments, and persons targeted by applicable sanctions without the required export authorizations. While we have processes to prevent our offerings from being exported in violation of these laws, including obtaining authorizations as appropriate and screening against U.S. government and applicable international lists of restricted and prohibited persons, we cannot guarantee that these processes will prevent all violations of export controls and sanctions laws and regulations.

If our channel partners fail to obtain appropriate import, export, or re-export licenses or permits, we may also be adversely affected, through reputational harm as well as other negative consequences including government investigations and penalties. We presently incorporate export controls and sanctions compliance requirements in our channel partner agreements. Complying with export controls and sanctions laws and regulations for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Violations of applicable sanctions or export control laws or regulations can result in fines or penalties.

For additional risks regarding sanctions and trade protectionism, please see the risk factor entitled "We are dependent on international revenue and operations . . ." earlier in this section.

If we are not able to adequately protect our proprietary rights, our business could be harmed.

We rely on a combination of patent, copyright, and trademark laws, trade secret protections, confidentiality procedures, and contractual provisions to protect our proprietary rights. However, the steps we take to protect our intellectual property rights may be inadequate. While we have patent applications pending in the United States and throughout the world, we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, any patents issued to us in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our efforts to protect our proprietary rights, unauthorized parties from time to time have copied or reverse engineered aspects of our software or have obtained and used information that we regard as proprietary. Policing unauthorized use of our software is time-consuming and costly. We are unable to measure the extent to which unauthorized use of our software exists and we expect that unauthorized use of software will remain a persistent problem, particularly in emerging economies.

Additionally, we actively protect the secrecy of our confidential information and trade secrets, including our source code. If unauthorized disclosure of our source code occurs, we could potentially lose future trade secret protection for that source code. Unauthorized disclosure of our source code could make it easier for third parties to compete with our offerings by copying functionality, which could adversely affect our financial performance and our reputation. We also seek to protect our confidential information and trade secrets through the use of non-disclosure agreements with our employees, customers, contractors, vendors, and partners. However, it is possible that our confidential information and trade secrets may be disclosed or published without our authorization. If this were to occur, it may be difficult and/or costly for us to enforce our rights, and our financial performance and reputation could be negatively impacted.

We may face intellectual property infringement claims that could be costly to defend and result in the loss of significant rights.

Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our business. Third parties may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights, even if we are unaware of the intellectual property rights claimed

against us. As more software patents are granted worldwide, the number of offerings and competitors in our industries grows, and the functionality of products in different industries overlaps, we expect that software developers will be increasingly subject to infringement claims. Additionally, certain patent assertion entities have become more aggressive in threatening and pursuing litigation in attempts to obtain fees for licensing the right to use patents.

Any claims or threats of infringement or misappropriation, whether with or without merit, have been and could in the future be time-consuming to defend, result in costly litigation and diversion of resources, cause product delays, require us to change our products or business practices, prevent us from offering our software and services, or require us to enter into royalty or licensing agreements. In addition, such royalty or license agreements, if required, may not be available on acceptable terms, if at all, which would likely harm our business. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications, or refund fees, which could be costly. Furthermore, from time to time we may introduce or acquire new products, including in areas where we historically have not competed, which could increase our exposure to patent and other intellectual property claims.

Contracting with government entities exposes us to additional risks inherent in the government procurement process.

We provide products and services, directly and indirectly, to a variety of government entities. Risks associated with licensing and selling products and services to government entities include extended sales and collection cycles, varying governmental budgeting processes, and adherence to complex procurement regulations and other government-specific contractual requirements, which are subject to change by the government, and which may require significant upfront cost, time, and resources, with no assurance that we will secure contracts with government entities. Furthermore, government certification requirements applicable to our platform, including FedRAMP, may change and, in doing so, restrict our ability to sell into the governmental sector until we have attained the full or revised certification. Governmental entities may also have statutory, contractual or other legal rights to terminate contracts with us or our partners for convenience or for other reasons.

We have obtained authorization under FedRAMP for certain offerings, which facilitates our entry into the U.S. federal government market. Such certification is subject to rigorous compliance and if we lose our certification, it could inhibit or preclude our ability to contract with certain U.S. federal government customers. In addition, some customers may rely on our authorization under FedRAMP to help satisfy their own legal and regulatory compliance requirements and our failure to maintain FedRAMP authorization might result in a breach under public sector contracts obtained on the basis of such authorization. This could subject us to liability, result in reputational harm, and adversely impact our financial condition or operating results.

We may be subject to audits and investigations relating to our government contracts and any violations could result in civil and criminal penalties and administrative sanctions, including termination of contracts, payment of fines, and suspension or debarment from future government business, as well as harm to our reputation and financial results.

<u>Risks Relating to Financial Developments</u>

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Because we conduct a substantial portion of our business outside the United States, we face exposure to adverse movements in foreign currency exchange rates, which could have a material adverse impact on our financial results and cash flows. These exposures may change over time as business practices evolve and economic conditions change. We use derivative instruments to manage a portion of our cash flow, revenue and expense exposure to fluctuations in foreign currency exchange rates. As part of our risk management strategy, we use foreign currency contracts to manage a portion of our exposures of underlying assets, liabilities, and other obligations, which exist as part of our ongoing business operations. These foreign currency instruments may have maturities that extend for one to 18 months in the future and provide us with some protection against currency exposures. However, our attempts to hedge against these risks may not be completely successful, resulting in an adverse impact on our financial results.

The fluctuations of currencies in which we conduct business can both increase and decrease our overall revenue and expenses for any given period. Although our foreign currency cash flow hedge program extends beyond the current quarter in order to reduce our exposure to foreign currency volatility, we do not attempt to completely mitigate this risk, and in any case,

will incur transaction fees in adopting such hedging programs. Such volatility, even when it increases our revenues or decreases our expenses, impacts our ability to accurately predict our future results and earnings.

In addition, global events, including geopolitical and economic developments, may contribute to volatility in foreign exchange markets, which we may not be able to effectively manage, and our financial results could be adversely impacted. Additionally, countries in which we operate may be classified as highly inflationary economies, requiring special accounting and financial reporting treatment for such operations, or such countries' currencies may be devalued, or both, which may adversely impact our business operations and financial results.

Our debt service obligations may adversely affect our financial condition and cash flows from operations.

We have $2.50 billion of principal debt, consisting of notes due at various times from June 2027 to June 2035, as of January 31, 2026, as described in Part II, Item 8. In May 2025, we also entered into the 2025 Credit Agreement, which provides for an unsecured revolving loan facility in the aggregate principal amount of $1.5 billion, with an option to be increased up to $2 billion, subject to receipt of additional commitments and other customary conditions, as described in Part II, Item 8. Maintenance of our indebtedness, contractual restrictions, and additional issuances of indebtedness could:

- cause us to dedicate a substantial portion of our cash flows from operations towards debt service obligations and principal repayments;
- increase our vulnerability to adverse changes in general economic, industry, and competitive conditions;
- limit our flexibility in planning for, or reacting to, changes in our business and our industry;
- impair our ability to obtain future financing for working capital, capital expenditures, acquisitions, general corporate, or other purposes; and
- due to limitations within the debt instruments, restrict our ability to grant liens on property, enter into certain mergers, dispose of all or substantially all of the assets of Autodesk and its subsidiaries, taken as a whole, materially change our business, and incur subsidiary indebtedness, subject to customary exceptions.

We are required to comply with the covenants set forth in the 2025 Credit Agreement. If we breach any of the covenants and do not obtain a waiver from the lenders, then, subject to applicable cure periods, we would not be able to incur additional indebtedness under the 2025 Credit Agreement, and the lenders under the 2025 Credit Agreement could declare any outstanding indebtedness under the 2025 Credit Agreement immediately due and payable, which declaration could also lead to a default under agreements governing our outstanding senior notes and any future indebtedness. In addition, changes by any rating agency to our credit rating may negatively impact the value and liquidity of our securities. Under certain circumstances, if our credit ratings are downgraded or other negative action is taken, the interest rate payable by us under the 2025 Credit Agreement could increase. Downgrades in our credit ratings could also restrict our ability to obtain additional financing in the future and could affect the terms of any such financing.

Our investment portfolio consists of a variety of investment vehicles that are subject to interest rate trends, market volatility, and other economic factors. If general economic conditions decline, this could cause the credit ratings of our investments to deteriorate and illiquidity in the financial marketplace, and we may experience a decline in interest income and an inability to sell our investments, leading to impairment in the value of our investments.

It is our policy to invest our cash, cash equivalents, and marketable securities in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings and to limit the amounts invested with any one institution, type of security, or issuer. However, we are subject to general economic conditions, interest rate trends, and volatility in the financial marketplace that can affect the income that we receive from our investments, the net realizable value of our investments (including our cash, cash equivalents, and marketable securities), and our ability to sell them. Any one of these factors could reduce our investment income or result in material charges, which in turn could impact our overall net income (loss) and earnings (loss) per share.

From time to time we make direct investments in privately held companies. Investments in privately held companies are considered inherently risky. The technologies and products these companies have under development are typically in the early stages and may never materialize, which could result in a loss of all or a substantial part of our initial investment in these companies. The evaluation of privately held companies is based on information that we request from these companies, which is not subject to the same disclosure regulations as U.S. publicly traded companies and, as such, the basis for these evaluations is subject to the timing and accuracy of the data received from these companies.

A loss on any of our investments may cause us to record an other-than-temporary impairment charge. The effect of this charge could impact our overall net income and earnings per share. In any of these scenarios, our liquidity may be negatively impacted, which in turn may prohibit us from making investments in our business, taking advantage of opportunities, and potentially meeting our financial obligations as they come due.

Changes in tax rules and regulations, and uncertainties in interpretation and application, could materially affect our tax obligations and effective tax rate.

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Our effective tax rate is primarily based on our geographic mix of earnings; statutory rates; stock-based compensation; intercompany arrangements, including the manner in which we develop, value, and license our intellectual property; and enacted tax rules. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions on a worldwide basis. While we believe our tax positions, including intercompany transfer pricing policies, are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that these positions may be challenged by tax authorities and, if our positions are not sustained, may have a significant impact on our effective tax rate and cash taxes.

Tax laws in the United States and in foreign tax jurisdictions are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Due to the complexity and varying interpretations of new and existing tax laws, the U.S. Department of Treasury and other standard-setting bodies have issued and will continue to issue regulations and interpretative guidance that could significantly impact how we will apply the law and the ultimate effect on our results of operations, including for our prior tax years. In addition, increases in corporate tax rates, could increase our effective tax rate, cash taxes and have an adverse effect on our results from operations.

Increasingly, tax authorities are reviewing existing corporate tax regulatory and legal regimes. Many countries are actively considering or implementing new taxing regimes and changes to existing tax laws. This could include U.S. and foreign tax law developments related to changes to long-standing tax principles arising from proposals made by the Organization for Economic Co-operation and Development (the "OECD") that seek to allocate greater taxing rights to countries where customers are located and establish a global minimum tax rate of 15% ("Pillar Two"). On January 5, 2026, the OECD announced a "side-by-side" elective safe harbor that exempts U.S.-parented multinational entities from certain provisions of Pillar Two for fiscal years beginning on or after January 1, 2026. If U.S. or foreign tax authorities change applicable tax laws or successfully challenge how or where our profits are currently recognized, our overall taxes could increase, and our business, financial condition, or results of operations may be adversely impacted.

If we were required to record an impairment charge related to the value of our long-lived assets or an additional valuation allowance against our deferred tax assets, our results of operations would be adversely affected.

Our long-lived assets are tested for impairment if indicators of impairment exist. If impairment testing shows that the carrying value of our long-lived assets exceeds their estimated fair values, we would be required to record a non-cash impairment charge, which would decrease the carrying value of our long-lived assets, adversely affecting our results of operations. Our deferred tax assets include net operating loss, amortizable tax assets, and tax credit carryforwards that can be used to offset taxable income and reduce income taxes payable in future periods. Each quarter, we assess the need for a valuation allowance, considering both positive and negative evidence to determine whether all or a portion of the deferred tax assets are more likely than not to be realized. We continue to have a valuation allowance against certain U.S. and foreign deferred tax assets. Changes in the amount of the U.S. and foreign jurisdictions valuation allowance could also result in a material non-cash expense or benefit in the period in which the valuation allowance is adjusted, and our results of operations could be materially affected. We will continue to perform these tests on our worldwide deferred tax assets, and any future adjustments to the realizability of our deferred tax assets may have a material effect on our financial condition and results of operations.

General Risk Factors

Our business may be significantly disrupted upon the occurrence of a catastrophic event.

Our business is highly automated and relies extensively on the availability of our network and data center infrastructure, our internal technology systems, and our websites. We also rely on hosted computer services from third parties for services that

we provide to our customers and computer operations for our internal use. The failure of our systems or hosted computer services due to a catastrophic event, such as an earthquake, fire, flood, tsunami, weather event, other climate-related events (such as drought, water security, heat waves, cold waves, and poor air quality), telecommunications failure, power failure, cyber-attack, terrorism or war (including the ongoing wars between Ukraine and Russia and conflicts in the Middle East, and any related political or economic responses and counter-responses or otherwise by various global actors or the general effect on the global economy), or business interruption from epidemics or pandemics, or the fear of such events, could adversely impact our business, financial results, and financial condition. For example, our corporate headquarters and executive offices are located near major seismic faults in the San Francisco Bay Area and face annual periods of wildfire danger, which increase the probability of power outages and may impact employees' abilities to commute to work or to work from home. We have developed disaster recovery plans and maintain backup systems in order to reduce the potential impact of a catastrophic event; however, there can be no assurance that these plans and systems would enable us to return to normal business operations. In addition, any such event could negatively impact a country or region in which we sell our products. This could in turn decrease that country's or region's demand for our products, negatively impacting our financial results.

We are subject to legal proceedings and regulatory inquiries, and we may be named in additional legal proceedings or become involved in regulatory inquiries in the future, all of which are costly, distracting to our core business, and could result in an unfavorable outcome or a material adverse effect on our business, financial condition, results of operations, cash flows, or the trading prices for our securities.

We are involved in legal proceedings and receive inquiries from regulatory agencies. As the global economy has changed and our business has evolved, we have seen an increase in litigation activity and regulatory inquiries. Like many other technology companies, the number and frequency of inquiries from U.S. and foreign regulatory agencies we have received regarding our business and our business practices, as well as the business practices of others in our industry, have increased in recent years. In the event we are involved in significant disputes or are the subject of a formal action by a regulatory agency, we could be exposed to costly and time-consuming legal proceedings that could result in any number of outcomes. Any claims or regulatory actions initiated by or against us, whether successful or not, could result in high defense costs, damage awards, injunctive relief, increased costs of business, fines or orders to change certain business practices, significant dedication of management time, diversion of operational resources, or otherwise harm our business. In any such event, our financial results, results of operations, cash flows, or trading prices for our securities could be negatively impacted.

Changes in existing financial accounting standards or practices, or taxation rules or practices may adversely affect our results of operations.

Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practices could have a significant adverse effect on our results of operations or the way we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on our internal control over financial reporting, including an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year. This assessment must include a statement as to whether or not our internal control over financial reporting is effective and disclosure of any material weaknesses in our internal control over financial reporting identified by management. If our management or independent registered public accounting firm identifies one or more material weaknesses in our internal control over financial reporting, we are unable to assert that our internal control over financial reporting is effective, or our independent registered public accounting firm is unable to express an opinion that our internal controls are effective, investors could lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our business and stock price.

In preparing our financial statements we make certain assumptions, judgments, and estimates that affect amounts reported in our consolidated financial statements which, if not accurate, may significantly impact our financial results.

We make assumptions, judgments, and estimates for a number of items, including revenue recognition for product subscriptions and enterprise business agreements ("EBAs"), the determination of the fair value of acquired assets and liabilities, and the realizability of deferred tax assets. We also make assumptions, judgments, and estimates in determining the accruals for uncertain tax positions, variable compensation, partner incentive programs, loss contingencies, and operating lease liabilities. These assumptions, judgments, and estimates are drawn from historical experience and various other factors that we believe are reasonable under the circumstances as of the date of the consolidated financial statements. Actual results could differ materially from our estimates, and such differences could significantly impact our financial results.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

Autodesk has established policies and processes for assessing, treating, and managing material risk from cybersecurity threats based on relevant industry standards. These policies and processes are reviewed and updated at least annually. We have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may adversely affect the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct risk assessments, penetration tests, and other security assessments to identify cybersecurity threats regularly, and in the event of a material change in our business practices that may affect information systems potentially vulnerable to such cybersecurity threats. These assessments include the identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks. Risks are then assigned to the appropriate owners for tracking and mitigation.

Following these assessments, we re-design, implement, and maintain reasonable safeguards, when appropriate, to minimize identified risks; reasonably address any identified gaps in existing safeguards; and continually monitor the effectiveness of our safeguards. We devote significant resources and designate high-level personnel, including our Chief Trust Officer, who reports to our Chief Technology Officer, to manage the risk assessment and mitigation processes.

As part of our overall risk management system, we monitor and test our safeguards. We train our workforce on these safeguards. Personnel at all levels and departments are made aware of our cybersecurity policies through required trainings. Cybersecurity tabletop exercises are regularly conducted for our executives and for incident response professionals. Improvements identified at these tabletop exercises are implemented into our processes.

We engage assessors, consultants, and auditors in connection with our risk assessment processes. These outside advisors assist us to design and implement our cybersecurity policies and procedures, as well as to monitor and test our safeguards.

We require Autodesk's third-party service providers and suppliers to implement and maintain appropriate security measures consistent with applicable laws in connection with their work with us and to promptly report any suspected breach of their security measures that may affect our Company.

For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors," in this Annual Report on Form 10-K, including the risk factors under the heading "Risks Relating to Our Operations".

Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for monitoring and assessing strategic risk exposure. The board's Audit Committee oversees the management of cybersecurity risks relating to financial, accounting, and internal control

matters. The full board receives regular updates from our senior management and outside advisors regarding cybersecurity risks Autodesk faces. Our Enterprise Risk Management function is responsible for identifying, prioritizing, and mitigating risks that could limit Autodesk's achievement of its strategic and operational priorities. Our executive officers are responsible for the day-to-day assessment and management of these risks.

Our Chief Trust Officer is responsible for assessing and managing material risks from cybersecurity threats. Our Chief Trust Officer has more than twenty years of cybersecurity leadership experience, including serving in similar roles leading cybersecurity programs at other public companies.

Our Chief Trust Officer oversees our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above. The processes by which our Chief Trust Officer is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents include the following: leading Autodesk's Trust program which implements data protection measures and processes across the organization; strategic planning of the Company's cybersecurity initiatives and objectives; cybersecurity risk mitigation efforts; managing tools and processes that support security incident monitoring and alerting; overseeing security incident response planning; managing exercises that test management's response plans and procedures; and managing our response to suspected or actual security incidents.

Our Chief Trust Officer provides quarterly briefings to the Audit Committee regarding our cybersecurity risks and state of our Trust program, including recent cybersecurity incidents and related responses, cybersecurity systems testing, and data protection initiatives and metrics. Our Audit Committee regularly updates the board of directors on such reports. In addition, our Chief Trust Officer provides briefings on cybersecurity risks and activities to the board of directors at least annually. Our Chief Trust Officer may also brief the board of directors regarding significant cybersecurity incidents.

ITEM 2.   PROPERTIES

We lease approximately 1,200,000 square feet of office space in 85 locations in the United States and internationally through our foreign subsidiaries. Our executive offices and corporate headquarters are in leased office space in San Francisco, California. Our San Francisco facilities consist of approximately 140,000 square feet under leases that have expiration dates ranging from June 2026 to June 2031. We and our foreign subsidiaries lease additional space in various locations throughout the world for local sales, product development, and technical support personnel.

All facilities are in good condition. We believe that our existing facilities and offices are adequate to meet our requirements for the foreseeable future. See Part II, Item 8, Note 9, "Leases," in the Notes to Consolidated Financial Statements for more information.

ITEM 3.   LEGAL PROCEEDINGS

We are involved in a variety of claims, suits, investigations, inquiries, and proceedings in the normal course of business activities including claims of alleged infringement of intellectual property rights, commercial, employment, tax, prosecution of unauthorized use, business practices, and other matters. In our opinion, resolution of pending matters is not expected to have a material adverse impact on our consolidated results of operations, cash flows, or financial position. Given the unpredictable nature of legal proceedings, there is a reasonable possibility that an unfavorable resolution of one or more such proceedings could in the future materially affect our results of operations, cash flows, or financial position in a particular period, however, based on the information known by us as of the date of this filing and the rules and regulations applicable to the preparation of our financial statements, any such amount is either immaterial or it is not possible to provide an estimated amount of any such potential loss.

In early March 2024, the Audit Committee of Autodesk's Board of Directors commenced an internal investigation with the assistance of outside counsel and advisors regarding the Company's free cash flow and non-GAAP operating margin practices (the "Internal Investigation"). On March 8, 2024, the Company voluntarily contacted the U.S. Securities and Exchange Commission ("SEC") to inform it of the Internal Investigation. On April 3, 2024, the United States Attorney's Office for the Northern District of California ("USAO") contacted the Company regarding the Internal Investigation. The Company cooperated with the SEC and USAO, including by providing certain documents and information. On August 19, 2025, the SEC notified the Company that it was closing its matter. On August 21, 2025, the USAO notified the Company that it was closing its matter as well.

On April 24, 2024, Michael Barkasi filed a purported federal securities class action complaint in the Northern District of California against Autodesk, our Chief Executive Officer, Andrew Anagnost, and our former Chief Financial Officer, Deborah

L. Clifford. The complaint, which was filed shortly after Autodesk's announcement of the Internal Investigation, generally alleged that the defendants made false and misleading statements in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 10b-5 promulgated thereunder. On July 10, 2024, the Court appointed a lead plaintiff in the action, and an amended complaint was filed on September 16, 2024. The action purported to be brought on behalf of those who purchased or otherwise acquired the Company's securities between February 23, 2023 and April 16, 2024, and sought unspecified damages and other relief. On November 25, 2024, Defendants filed a motion to dismiss the complaint. On July 18, 2025, the Court granted defendants' motion to dismiss with leave to amend. On August 8, 2025, plaintiffs filed an amended complaint, which purported to assert claims under Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder. Defendants' motion to dismiss the amended complaint was filed on August 29, 2025. On January 26, 2026, the Court granted defendants' motion to dismiss the amended compliant with prejudice. On February 12, 2026, the Court entered judgment. Plaintiffs have thirty days from entry of judgment to file a notice of appeal. At this stage, the Company cannot reasonably estimate the amount of any possible financial loss that could result from this matter.

In addition, on June 7, 2024, a purported stockholder derivative complaint was filed in the United States District Court for the Northern District of California, naming our directors at the time of the complaint and our Chief Strategy Officer as defendants and our company as a nominal defendant. The complaint generally alleges violations of Section 14(a) of the Exchange Act and breach of fiduciary duties, aiding and abetting breach of fiduciary duties, unjust enrichment, abuse of control, and waste of corporate assets, based on similar underlying allegations contained in the purported federal securities class action complaint described above. A second purported stockholder derivative complaint naming the same defendants was filed in the Northern District of California on June 25, 2024. The complaint in that case generally alleges violations of Section 10(b) of the Exchange Act and Rule 10b-5, Section 20(a) of the Exchange Act, breach of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, and contribution, also based on similar underlying allegations contained in the purported federal securities class action described above. On October 29, 2024 the Court consolidated and stayed the two stockholder derivative actions. A third purported stockholder derivative complaint naming the same defendants was filed in the District of Delaware on February 14, 2025. That complaint generally alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5, Sections 14(a) and 20(a) of the Exchange Act, breach of fiduciary duties, misappropriation of information, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets, also based on similar underlying allegations contained in the purported federal securities class action described above. The plaintiff in the District of Delaware action filed a notice of voluntary dismissal of the action without prejudice on April 4, 2025, which the Court entered on April 7, 2025.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION FOR COMMON STOCK

Our common stock is traded on the Nasdaq Global Select Market under the symbol ADSK.

DIVIDEND POLICY

We anticipate that, for the foreseeable future, we will not pay any cash or stock dividends.

STOCKHOLDERS

As of January 31, 2026, the number of common stockholders of record was 244. Because many of our shares of common stock are held by brokers or other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by the record holders.

ISSUER PURCHASES OF EQUITY SECURITIES

Our stock repurchase programs provide us with the ability to offset the dilution from the issuance of stock under our employee stock plans and reduce shares outstanding over time, and have the effect of returning excess cash generated from our business to stockholders. Under the share repurchase programs, we may repurchase shares from time to time in open market transactions, privately negotiated transactions, accelerated share repurchase programs, tender offers, or by other means. The share repurchase programs do not have an expiration date and the pace and timing of repurchases will depend on factors such as cash generation from operations, available surplus, the volume of employee stock plan activity, remaining shares available in the authorized pool, cash requirements for acquisitions, economic and market conditions, stock price, and legal and regulatory requirements.

The following table provides information about the repurchase of common stock in open-market transactions during the quarter ended January 31, 2026:

(Shares in thousands)	Total Number of Shares Purchased		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (*in millions*) (2)
November 1 - November 30	513	$	297.10	513	$7,663
December 1 - December 31	348		301.94	348	7,557
January 1 - January 31	274		267.60	274	7,484
Total	1,135	$	291.47	1,135	

(1) Represents shares purchased in open-market transactions under the stock repurchase programs approved by the Board of Directors.
(2) These amounts correspond to the plans publicly announced and approved by the Board of Directors in November 2022 and November 2024 that authorized the repurchase of $5 billion and $5 billion, respectively. At January 31, 2026, $2.48 billion and $5 billion remained available for repurchase under the November 2022 and November 2024 repurchase programs, respectively. The plans do not have a fixed expiration date.

SALES OF UNREGISTERED SECURITIES

There were no sales of unregistered securities during the three months ended January 31, 2026.

COMPANY STOCK PERFORMANCE

The following graph shows a five-year comparison of cumulative total return (equal to dividends plus stock appreciation) for our common stock, the Standard & Poor's 500 Stock Index, the Standard & Poor's North American Technology Software Index, and the Dow Jones U.S. Software Index. The following graph and related information will not be deemed to be "soliciting material" or to be "filed" with the SEC, nor will such information be incorporated by reference into any filing pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference into such filing.

Comparison of Five Year Cumulative Total Stockholder Return (1)



_____

(1)   Assumes $100 invested on January 31, 2021, in Autodesk's stock, the Standard & Poor's 500 Stock Index, Standard & Poor's North American Technology Software Index, and the Dow Jones U.S. Software Index with reinvestment of all dividends. Total stockholder returns for prior periods are not an indication of future investment returns.

ITEM 6.   **[RESERVED]**

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing in Part II, Item 8 of this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth above in Part I, Item 1A, "Risk Factors," and elsewhere in this report. See "Forward-Looking Information" immediately preceding Part I.

STRATEGY

Autodesk is changing how the world is designed and made. Our technology spans architecture, engineering, construction, product design, manufacturing, media and entertainment, empowering innovators everywhere to solve challenges big and small. From greener buildings to smarter products to more mesmerizing blockbusters, Autodesk technology helps our customers to design and make a better world for all.

Our strategy is to drive customer workflow convergence by delivering a trusted design and make platform that connects people through automation, data, and insights to help them achieve better outcomes for their businesses and the world. To drive the execution of our strategy, we are focused on three strategic priorities: build the platform of choice for Design and Make, accelerate adoption of Fusion, Forma, and Flow, and transform how customers experience Autodesk.

We equip and inspire our users with the tailored tools, services, and access they need for success today and tomorrow. At every step, we help users harness the power of data to build upon their ideas and explore new ways of imagining, collaborating, and creating to achieve better outcomes for their customers, for society, and for the world. And because creativity can't flourish in silos, we connect what matters - from steps in a project to collaborators on a unified platform.

Product Evolution

We offer subscriptions for individual products and Industry Collections, EBAs, and cloud service offerings (collectively referred to as "subscription plans"). Subscription plans are designed to give our customers more flexibility with how they use our offerings and to attract a broader range of customers, such as project-based users and small businesses.

Our subscription plans represent a hybrid of desktop software and cloud functionality, which provides a device-independent, collaborative design workflow for designers and their stakeholders. Our cloud offerings, for example, Autodesk Construction Cloud (now known as Forma for Construction), Autodesk Build, Fusion, Flow Production Tracking, Autodesk Forma, AutoCAD web app, and AutoCAD mobile app, provide tools, including mobile and collaboration capabilities, to streamline design, collaboration, building and manufacturing, and data management processes. We believe that customer adoption of these latest offerings will continue to grow as customers across a range of industries begin to take advantage of the scalable computing power and flexibility provided through these services.

Industry Collections provide our customers with access to a broader selection of Autodesk solutions and services, simplifying the customers' ability to benefit from a complete set of tools for their industry.

To support our strategic priority of digital transformation in Architecture, Engineering, Construction and Operations ("AECO"), we are strengthening our AECO solutions' foundation with both organic and inorganic investments. In fiscal 2025, we acquired Payapps Limited ("Payapps"), a leading cloud-based software platform for managing construction-related payments. This acquisition will deepen Autodesk Construction Cloud's footprint and provide a robust payment management offering to serve the needs of general contractors and trade contractors. Through automating the application of the payment process, Payapps' solution provides greater transparency, reduces risk and helps accelerate time-to-payment.

In manufacturing, our strategy is to combine organic and acquired software in existing and adjacent verticals to create end-to-end, cloud-based solutions for our customers that drive efficiency and sustainability. We continue to attract global manufacturing leaders and disruptive startups with our generative design and cloud-based Fusion that converges the design process with manufacturing. In fiscal 2024, we acquired a provider of simulation technology that enables factory and logistics center operators to optimize their processes.

Our strategy includes improving our product functionality and expanding our product offerings through internal development as well as through the acquisition of products, technology, and businesses. Acquisitions often increase the speed at

which we can deliver product functionality to our customers; however, they entail cost and integration challenges and may, in certain instances, negatively impact our operating margins. We continually review these factors in making decisions regarding acquisitions. We anticipate that we will continue to acquire products, technology, and businesses as compelling opportunities become available.

Global Reach

We sell our products and services globally, through a combination of direct and indirect channels. Our direct channels include, but are not limited to, internal sales resources focused on selling our highly specialized solutions in our largest accounts, Solution Providers focused on serving certain Flex and subscription customers through our new transaction model, and business transacted through our online Autodesk branded store. Our indirect channels primarily include distributors, resellers, direct market resellers, volume channel partners, and product-specific resellers. In this new transaction model, Solution Providers provide a quote to customers but the actual transaction occurs directly between Autodesk and the customer. During fiscal 2027, we expect the change in recognition of sales incentives to Solution Providers from contra revenue to operating costs under the new transaction model to continue to positively impact calculated revenue growth, while being broadly neutral to calculated operating profit and free cash flow dollars, and to result in a calculated negative impact to operating margin. See Part II, Item 8, Note 2, "Revenue Recognition" in the Notes to the Consolidated Financial Statements for further detail on the results of our indirect and direct channel sales for the fiscal years ended January 31, 2026, 2025, and 2024.

We anticipate that our channel mix will continue to change as we scale our business. With the continued growth of our online Autodesk branded store and our new transaction model, we are transacting directly with more end customers, rather than through distributors, without substantial disruption to our revenue. We expect our indirect channel will continue to transact and support a considerable portion of our customers. We also expect our transition to annual billings for multi-year contracts to impact the timing of our billings and cash collections. We employ a variety of incentive programs and promotions to align our direct and indirect channels with our business strategies.

Platform Capabilities

We develop and operate a trusted platform designed to support critical customer workflows and digital transformation across the industries we serve. The platform provides granular, interoperable, and accessible data through shared and centralized capabilities that support the functionality, performance, usability, security, and scalability of our offerings. These shared capabilities include Autodesk AI, reflecting nearly a decade of investment in artificial intelligence technologies used to augment, automate, and analyze customer workflows.

Our products are built on an API-based architecture that enables third-party developers and partners to build complementary and industry-specific applications. Autodesk Platform Services ("APS") provides technology, infrastructure, and services that support connected workflows across design, make, and operate use cases. As part of the ongoing development of APS, we are integrating Model Context Protocol ("MCP") servers to provide a standardized foundation to support AI-enabled integrations and workflow automation for developers and partners.

Our global ecosystem of distributors, resellers, Solution Providers, third-party developers, customers, educators, and learning partners supports the sale, deployment, adoption, and extension of our solutions worldwide. This ecosystem contributes to the scale, reach, and extensibility of our platform and enables customers to address a broad range of industry-specific and specialized use cases.

Impact at Autodesk

Autodesk is committed to advancing a more sustainable, resilient, and inclusive world. We take action as a business to support our employees, customers, and communities in our collective opportunity to design and make a better world for all.

We focus our efforts to advance positive outcomes across three primary areas: energy and materials, health and resilience, and work and prosperity. These impact opportunity areas are derived from the UN Sustainable Development Goals ("SDGs") and have been identified through a multi-pronged process to align the top needs of our stakeholders, the issues that are most important to our business, and the areas we are best placed to accelerate positive impact at scale.

These opportunities primarily manifest as outcomes through how our customers leverage our technology to design and make net-zero carbon buildings, resilient infrastructure, more sustainable products, and a thriving workforce. We support and amplify these opportunities through powering our business with 100% renewable energy, neutralizing greenhouse gas emissions associated with our operations, developing an inclusive culture and supporting students and educators with tools and

training to equip the next generation of innovators. We advance these opportunities with industry innovators through collaboration with our customers and partners, deploying philanthropic capital to changemakers, and providing software donations, and training to our wider ecosystem. Autodesk committed to target 1% of annual operating profit for the long-term support of our impact programs, which includes our philanthropic work and our climate commitments.

These programs align with our operational priorities and long-term growth strategy. We aim to maintain our commitments, fostering trust with stakeholders and enabling compliance with global regulations.

Additional information about our impact and governance program is available in our annual impact report on our website at www.autodesk.com. Information contained on or accessible through our website is not part of or incorporated by reference into this report.

Assumptions Behind Our Strategy

Our strategy depends upon many assumptions, including: making our technology available to mainstream markets; leveraging our large global network of distributors, resellers, Solution Providers, third-party developers, customers, educators, educational institutions, learning partners, and students; improving the performance and functionality of our products and platform; and adequately protecting our intellectual property. If the outcome of any of these assumptions differs from our expectations, we may not be able to implement our strategy, which could potentially adversely affect our business. For further discussion regarding these and related risks, see Part I, Item 1A, "Risk Factors."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles. In preparing our Consolidated Financial Statements, we make assumptions, judgments, and estimates that can have a significant impact on amounts reported in our Consolidated Financial Statements. We evaluate our estimates and assumptions on an ongoing basis. We base our assumptions, judgments, and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Part II, Item 8, "Financial Statements and Supplementary Data," Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. We believe that of all our significant accounting policies, the following accounting policies and specific estimates involve a greater degree of judgment and complexity. Accordingly, these are the accounting policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition - Judgments with Multiple Performance Obligations. Our contracts with customers may include promises to transfer multiple products and services to a customer. A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as a single performance obligation may require significant judgment that requires us to assess the nature of the promise and value delivered to the customer and the interaction of the desktop applications and cloud functionalities.

For our product subscriptions, cloud service offerings, and flexible enterprise business arrangements, the functional nature of the promise, as well as the customers' value expectations, led us to conclude desktop applications and cloud functionalities are not distinct in the context of the contract and should be accounted for as a single performance obligation. There is a high degree of interaction of the desktop applications and cloud functionalities, which is not available with the desktop applications alone or in conjunction with third-party cloud service providers. Furthermore, customers are not able to use the desktop applications for their intended purpose without our cloud functionalities.

For contracts with more than one performance obligation, the transaction price is allocated among the performance obligations in an amount that depicts the relative standalone selling price ("SSP") of each obligation. We establish SSP for most of our products and services based on observable prices when sold separately in similar circumstances or to similar customers. When products or services are not sold separately, we establish SSP based on other observable inputs.

Business Combinations. The assets acquired and liabilities assumed in a business combination are recorded based on their estimated fair values at the acquisition date, with the exception of contract assets and contract liabilities (i.e., deferred revenue) which are recognized and measured on the acquisition date in accordance with Autodesk's "Revenue Recognition" policy in Part II, Item 8, "Financial Statements and Supplementary Data," Note 1 "Business and Summary of Significant Accounting Policies". We record the excess of consideration transferred over the aggregate fair values as goodwill. Accounting for business combinations requires us to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets.

Although we believe the assumptions and estimates we have made are reasonable, they are based in part on historical experience and information determined by management. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates, or actual results. Examples of critical estimates used in valuing certain of the acquired intangible assets and in determining their useful lives include but are not limited to:

- future expected cash flows from subscriptions and maintenance agreements, sales, and acquired developed technologies;

- expected growth in revenue from the acquired company's existing customer relationships;

- uncertain tax positions and tax related valuation allowances assumed; and

- discount rates used to determine the present value of estimated future cash flows.

Income Taxes. We account for income taxes and the related accounts under the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted rates expected to be in effect when these differences reverse. We recognize the tax benefit for an uncertain tax position when it meets the more likely-than-not threshold for recognition. For those tax positions that meet the more likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We recognize potential accrued interest and penalties related to unrecognized tax benefits as income tax expense.

A valuation allowance is recorded to reduce deferred tax assets when management cannot conclude that it is more likely than not that the deferred tax asset will be recovered. The valuation allowance is determined by assessing both positive and negative evidence to determine whether it is more likely than not that deferred tax assets are recoverable; such assessment is required on a jurisdiction-by-jurisdiction basis. Significant judgment is required in determining whether the valuation allowance should be recorded against deferred tax assets. In assessing the need for or release of a valuation allowance, we consider all available evidence including past operating results, estimates of future taxable income, carryback potential if permitted under the tax law, and results of recent operations inclusive of tax planning strategies resulting in realization of the deferred tax asset.

RECENTLY ISSUED ACCOUNTING STANDARDS

See Part II, Item 8, "Financial Statements and Supplementary Data," Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition.

OVERVIEW OF FISCAL 2026

- Total net revenue was $7.21 billion during fiscal 2026, an increase of 18% compared to the prior fiscal year.

- Recurring revenue as a percentage of net revenue was 97% for both fiscal years ending January 31, 2026 and 2025.

- Net revenue retention rate ("NR3") was above the range of 100% and 110%, on a constant currency basis, as of both January 31, 2026 and 2025.

- Deferred revenue was $4.69 billion, an increase of 14% compared to the prior fiscal year.

- Remaining performance obligations (short-term and long-term deferred revenue plus unbilled deferred revenue) ("RPO") was $8.30 billion, an increase of 20% compared to the fourth quarter in the prior fiscal year.

- Current remaining performance obligations were $5.48 billion, an increase of 23% compared to the prior fiscal year.

Revenue Analysis

During fiscal 2026, net revenue increased 18%, as compared to the prior fiscal year, primarily due to an increase in subscription revenue.

Further discussion of the drivers of these results are discussed below under the heading "Results of Operations."

We rely significantly upon major distributors and resellers in both the United States and international regions, including TD Synnex Corporation and its global affiliates (collectively, "TD Synnex"). Total revenue from TD Synnex accounted for 14%, 33%, and 39% of Autodesk's total net revenue during fiscal 2026, 2025, and 2024, respectively. Our customers through TD Synnex are the resellers and end users who purchase our software subscriptions and services. In connection with our new transaction model, we entered into a new distribution agreement with TD Synnex for government business in certain jurisdictions. We maintained distribution relationships in emerging markets. We have increased our selling efforts with Solution Providers in connection with our new transaction model. Consequently, we believe our business is not substantially dependent on TD Synnex.

Recurring Revenue and Net Revenue Retention Rate

In order to help better understand our financial performance we use several key performance metrics, including recurring revenue and NR3. These metrics are key performance metrics and should be viewed independently of revenue and deferred revenue as these metrics are not intended to be combined with those items. We use these metrics to monitor the strength of our recurring business. We believe these metrics are useful to investors because they can help in monitoring the long-term health of our business. Our determination and presentation of these metrics may differ from that of other companies. The presentation of these metrics is meant to be considered in addition to, not as a substitute for or in isolation from, our financial measures prepared in accordance with GAAP. Please refer to the "Glossary of Terms" for the definitions of these metrics in Part I, Item 1, "Business".

The following table outlines our recurring revenue metric for the fiscal years ended January 31, 2026, 2025, and 2024:

	Fiscal Year Ended January 31, 2026	Change compared to prior fiscal year end		Fiscal Year Ended January 31, 2025	Change compared to prior fiscal year end		Fiscal Year Ended January 31, 2024
		$	%		$	%	
Recurring Revenue *(in millions)* (1)	$ 7,024	$ 1,050	18 %	$ 5,974	$ 597	11 %	$ 5,377
As a percentage of net revenue	97 %	N/A	N/A	97 %	N/A	N/A	98 %

_____

(1) The acquisition of a business may cause variability in the comparison of recurring revenue in this table above and recurring revenue derived from the revenue reported in the Consolidated Statements of Operations.

NR3 was above the range of 100% and 110%, on a constant currency basis, as of both January 31, 2026 and 2025, in part due to our new transaction model.

Foreign Currency Analysis

We generate a significant amount of our revenue in the United States, Germany, the United Kingdom, Japan, and Canada.

The following table shows the impact of foreign exchange rate changes on our net revenue and total spend:

	Fiscal Year Ended January 31, 2026		
	Percent change compared to prior fiscal year (as reported)	Constant currency percent change compared to prior fiscal year (1)	Positive/negative/ neutral impact from foreign exchange rate changes
Net revenue	18 %	18 %	Neutral
Total spend	18 %	18 %	Neutral

_____

(1) Please refer to the "Glossary of Terms" in Part I, Item 1, "Business" for the definitions of our constant currency growth rates.

Changes in the value of the U.S. dollar may have a significant effect on net revenue, total spend, income from operations, and cash flow in future periods. We use foreign currency contracts to reduce the exchange rate effect on a portion of the net revenue of certain anticipated transactions but do not attempt to completely mitigate the impact of fluctuations of such foreign currency against the U.S. dollar.

Remaining Performance Obligations

RPO represents deferred revenue and contractually stated or committed contracts under early renewal and multi-year billing plans for subscription, services, license, and maintenance for which the associated deferred revenue has not yet been recognized. Unbilled deferred revenue is not included as a receivable or deferred revenue on our Consolidated Balance Sheets. See Part II, Item 8, Note 2, "Revenue Recognition" for more details on Autodesk's performance obligations.

(in millions)	January 31, 2026	January 31, 2025
Deferred revenue	$ 4,693	$ 4,128
Unbilled deferred revenue	3,607	2,810
RPO	$ 8,300	$ 6,938

RPO consisted of the following:

(in millions)	January 31, 2026	January 31, 2025
Current RPO	$ 5,479	$ 4,457
Non-current RPO	2,821	2,481
RPO	$ 8,300	$ 6,938

We expect that the amount of RPO will change from quarter to quarter for several reasons, including the specific timing, duration, and size of customer contracts, the specific timing of customer renewals, and foreign currency fluctuations. Historically, we have had increased EBA sales activity in our fourth fiscal quarter and this seasonality may affect the relative value of our billings, RPO, and collections in the fourth and first fiscal quarters. As customers continue to transition from multi-year subscription contracts billed upfront to annual billing installments, some customers may choose annual contracts instead. If this were to occur, we would expect it to proportionately reduce the unbilled portion of our total remaining performance obligations and would expect it to impact total RPO growth rates negatively. Deferred revenue, billings, current RPO, revenue, non-GAAP operating margin, and free cash flow would remain broadly unchanged in this scenario.

Balance Sheet and Cash Flow Items

At January 31, 2026, we had $2.97 billion in cash, cash equivalents, and marketable securities. Our cash flow from operations increased to $2.45 billion for the fiscal year ended January 31, 2026, from $1.61 billion for the fiscal year ended January 31, 2025. We repurchased 5 million shares of our common stock for $1.40 billion during fiscal 2026. Comparatively, we repurchased 3 million shares of our common stock for $858 million during fiscal 2025. Further discussion regarding the balance sheet and cash flow activities are discussed below under the heading "Liquidity and Capital Resources."

RESULTS OF OPERATIONS

Overview

We believe our investment in cloud products and a subscription business model, backed by a strong balance sheet, give us a robust foundation to successfully navigate complex geopolitical and global macro-economic challenges. However, material scarcity, supply chain disruption and resulting inflationary pressures, higher interest rates, a global labor shortage, ongoing geopolitical conflicts, economic and regulatory uncertainty, the potential for global trade wars, and foreign exchange rate fluctuations, may impact our outlook. We also expect our continued transition to annual billings for multi-year contracts to impact the timing of our billings and cash collections. The extent of the impact of these risks on our business in fiscal 2027 and beyond will depend on several factors, some of which are out of our control. Further discussion of the potential impacts of these risks on our business can be found in Part I, Item 1A, "Risk Factors."

Our sales incentives to Solution Providers are recorded as operating expenses under the new transaction model in which Solution Providers provide a quote to customers but the actual transaction occurs directly between Autodesk and the customer. Accordingly, we expect sales incentives paid to resellers recorded as a reduction of transaction price and subsequently recognized as a reduction to subscription revenue over the contract period to continue to decrease as we have transitioned to the new transaction model. Most of the sales incentives payments to Solution Providers in our new transaction model are considered incremental and recoverable costs of obtaining a contract with a customer and are capitalized and included in "Prepaid expenses and other current assets" and "Long-term other assets" on the Consolidated Balance Sheets. The deferred costs are amortized over the period of benefit and recorded to "Sales and Marketing" on the Consolidated Statement of Operations. The sales incentives not qualifying for capitalization are recorded to "Sales and Marketing" on the Consolidated Statement of Operations as the costs are incurred under the incentive program requirements. During fiscal 2027, we expect the change in recognition of sales incentives to indirect channels from contra revenue to operating expenses under the new transaction model to positively impact calculated revenue growth, while being broadly neutral to calculated operating profit and free cash flow dollars, and to result in a calculated negative impact to operating margin.

Net Revenue by Income Statement Presentation

Subscription revenue consists of our term-based product subscriptions, cloud service offerings, and flexible EBAs. Revenue from these arrangements is predominately recognized ratably over the contract term commencing with the date our service is made available to customers and when all other revenue recognition criteria have been satisfied.

Maintenance revenue consists of fees for maintenance purchased with software licenses. Under our maintenance plan, customers are eligible to receive unspecified upgrades, when and if available, and technical support. We recognize maintenance revenue ratably over the term of the agreements, which is generally one year.

Other revenue consists of revenue from other products and services and is recognized as the products are delivered and services are performed.

(in millions, except percentages)	Fiscal Year Ended January 31, 2026	Change compared to prior fiscal year		Fiscal Year Ended January 31, 2025	Management Comments
		$	%		
Net revenue:					
Subscription	$ 6,743	$ 1,026	18 %	$ 5,717	Increase due to growth in subscriptions from our existing customer base.
Maintenance	33	(8)	(20)%	41	
Total subscription and maintenance revenue	6,776	1,018	18 %	5,758	
Other	430	57	15 %	373	
	$ 7,206	$ 1,075	18 %	$ 6,131	

(in millions, except percentages)	Fiscal Year Ended January 31, 2025	Change compared to prior fiscal year		Fiscal Year Ended January 31, 2024	Management Comments
		$	%		
Net revenue:					
Subscription	$ 5,717	$ 601	12 %	$ 5,116	Increase due to growth in subscriptions from our existing customer base.
Maintenance	41	(13)	(24)%	54	
Total subscription and maintenance revenue	5,758	588	11 %	5,170	
Other	373	46	14 %	327	
	$ 6,131	$ 634	12 %	$ 5,497	

Net Revenue by Product Family

Our product offerings are focused in four primary product families: Architecture, Engineering, Construction and Operations ("AECO"), AutoCAD and AutoCAD LT, Manufacturing ("MFG"), and Media and Entertainment ("M&E").

(in millions, except percentages)	Fiscal Year Ended January 31, 2026	Change compared to prior fiscal year		Fiscal Year Ended January 31, 2025	Management Comments
		$	%		
Net revenue by product family:					
AECO	$ 3,583	$ 646	22 %	$ 2,937	Increase due to growth in revenue from AEC Collections, EBA offerings, and Autodesk Construction Cloud (now known as Forma for Construction).
AutoCAD and AutoCAD LT	1,787	215	14 %	1,572	Increase due to growth in revenue from both AutoCAD and AutoCAD LT.
MFG	1,379	190	16 %	1,189	Increase due to growth in revenue from MFG Collections, Fusion, and Inventor.
M&E	332	17	5 %	315	Increase due to lower contra revenue driven by the adoption of the new transaction model and EBA offerings.
Other	125	7	6 %	118	
	$ 7,206	$ 1,075	18 %	$ 6,131	

(in millions, except percentages)	Fiscal Year Ended January 31, 2025	Change compared to prior fiscal year		Fiscal Year Ended January 31, 2024	Management Comments
		$	%		
Net revenue by product family:					
AECO	$ 2,937	$ 357	14 %	$ 2,580	Increase due to growth in revenue from AEC Collections, EBAs, Autodesk Construction Cloud (now known as Forma for Construction), Revit, and Payapps.
AutoCAD and AutoCAD LT	1,572	110	8 %	1,462	Increase due to growth in revenue from both AutoCAD and AutoCAD LT.
MFG	1,189	126	12 %	1,063	Increase due to growth in revenue from MFG Collections, EBA offerings, Inventor, and Fusion.
M&E	315	20	7 %	295	Increase due to revenue from the PIX acquisition and EBA offerings.
Other	118	21	22 %	97	
	$ 6,131	$ 634	12 %	$ 5,497	

Net Revenue by Geographic Area

(in millions, except percentages)	Fiscal Year Ended January 31, 2026	Change compared to prior fiscal year $	Change compared to prior fiscal year %	Constant currency change compared to prior fiscal year %	Fiscal Year Ended January 31, 2025	Change compared to prior fiscal year $	Change compared to prior fiscal year %	Constant currency change compared to prior fiscal year %	Fiscal Year Ended January 31, 2024
Net revenue:									
Americas									
U.S.	$ 2,566	$ 338	15 %	*	$ 2,228	$ 250	13 %	*	$ 1,978
Other Americas	612	124	25 %	*	488	28	6 %	*	460
Total Americas	3,178	462	17 %	17 %	2,716	278	11 %	12 %	2,438
EMEA	2,794	487	21 %	21 %	2,307	265	13 %	13 %	2,042
APAC	1,234	126	11 %	14 %	1,108	91	9 %	13 %	1,017
Total net revenue	$ 7,206	$ 1,075	18 %	18 %	$ 6,131	$ 634	12 %	13 %	$ 5,497

---

* Constant currency data not provided at this level.

We believe that international revenue will continue to comprise a majority of our net revenue. Unfavorable economic conditions, including in connection with the ongoing geopolitical conflicts (and any related political or economic responses and counter-responses or otherwise by various global actors or the general effect on the global economy), or global trade wars, in the countries that contribute a significant portion of our net revenue, including in emerging economies such as Brazil, India, and China, has had and may continue to have an adverse effect on our business in those countries and our overall financial performance. Changes in the value of the U.S. dollar relative to other currencies have significantly affected, and could continue to significantly affect, our financial results for a given period even though we hedge a portion of our current and projected revenue. Increases to the levels of political and economic unpredictability or protectionism in the global market may impact our future financial results.

Net Revenue by Sales Channel

(in millions, except percentages)	Fiscal Year Ended January 31, 2026	Change compared to prior fiscal year $	Change compared to prior fiscal year %	Fiscal Year Ended January 31, 2025
Net revenue by sales channel:				
Indirect	$ 2,646	$ (922)	(26)%	$ 3,568
Direct	4,560	1,997	78 %	2,563
Total net revenue	$ 7,206	$ 1,075	18 %	$ 6,131

(in millions, except percentages)	Fiscal Year Ended January 31, 2025	Change compared to prior fiscal year $	Change compared to prior fiscal year %	Fiscal Year Ended January 31, 2024
Net revenue by sales channel:				
Indirect	$ 3,568	$ 124	4 %	$ 3,444
Direct	2,563	510	25 %	2,053
Total net revenue	$ 6,131	$ 634	12 %	$ 5,497

For fiscal 2026 and 2025, approximately 63% and 42%, respectively, of our revenue was derived from direct sales to customers. With the continued growth of our online Autodesk branded store and the introduction of our new transaction model, we have been decreasing our sales through resellers and distributors and transacting directly with more end customers. We anticipate that our revenue by direct sales channel will continue to increase as a percentage of total net revenue. We expect our indirect channel will continue to transact and support a considerable portion of our customers, particularly in emerging regions. See further discussion regarding our new transaction model in the Overview to Results of Operations above.

Net Revenue by Product Type

(In millions, except percentages)	Fiscal Year Ended January 31, 2026	Change compared to prior fiscal year		Fiscal Year Ended January 31, 2025	Management Comments
		$	%		
Net Revenue by Product Type:					
Design	$ 5,980	$ 876	17 %	$ 5,104	Increase primarily due to growth in AEC collections, EBA offerings, AutoCAD, AutoCAD LT, and MFG collections.
Make	796	142	22 %	654	Increase primarily due to growth in revenue from Autodesk Construction Cloud (now known as Forma for Construction) and Fusion.
Other	430	57	15 %	373	
Total Net Revenue	$ 7,206	$ 1,075	18 %	$ 6,131	

(In millions, except percentages)	Fiscal Year Ended January 31, 2025	Change compared to prior fiscal year		Fiscal Year Ended January 31, 2024	Management Comments
		$	%		
Net Revenue by Product Type:					
Design	$ 5,104	$ 457	10 %	$ 4,647	Increase primarily due to growth in AEC collections, AutoCAD Family, MFG collections, and EBA offerings.
Make	654	131	25 %	523	Increase primarily due to growth in revenue from Autodesk Construction Cloud (now known as Forma for Construction), Fusion, and PIX.
Other	373	46	14 %	327	
Total Net Revenue	$ 6,131	$ 634	12 %	$ 5,497	

Cost of Revenue and Operating Expenses

Cost of subscription and maintenance revenue includes the labor costs of providing product support to our subscription and maintenance customers, SaaS vendor costs and allocated IT costs, facilities costs, professional services fees related to operating our network and cloud infrastructure, royalties, depreciation expense and operating lease payments associated with computer equipment, data center costs, related expenses of network operations, stock-based compensation expense, and gains and losses on our operating expense cash flow hedges.

Cost of other revenue includes costs of consulting and training services contracts and collaborative project management services contracts. Cost of other revenue also includes stock-based compensation expense, overhead charges, allocated IT and facilities costs, professional services fees, and gains and losses on our operating expense cash flow hedges.

Cost of revenue, at least over the near term, is affected by labor costs, hosting costs for our cloud offerings, the volume and mix of product sales, fluctuations in consulting costs, amortization of developed technology, new customer support offerings, royalty rates for licensed technology embedded in our products, stock-based compensation expense, and gains and losses on our operating expense cash flow hedges.

Marketing and sales expenses include salaries, bonuses, benefits, and stock-based compensation expense for our marketing and sales employees, the expense of travel, entertainment, and training for such personnel, sales commissions to employees and Solution Providers, and the costs of programs aimed at increasing revenue, such as advertising, trade shows and expositions, and various sales and promotional programs. Marketing and sales expenses also include SaaS vendor costs and allocated IT costs, payment processing fees, the cost of supplies and equipment, gains and losses on our operating expense cash flow hedges, facilities costs, and labor costs associated with sales and order management.

Research and development expenses, which are expensed as incurred, consist primarily of salaries, bonuses, benefits, and stock-based compensation expense for research and development employees, the expense of travel, entertainment, and training for such personnel, professional services such as fees paid to software development firms and independent contractors, SaaS vendor costs and allocated IT costs, gains and losses on our operating expense cash flow hedges, and facilities costs.

General and administrative expenses include salaries, bonuses, benefits, and stock-based compensation expense for our CEO, finance, human resources, and legal employees, as well as professional fees for legal and accounting services, SaaS vendor costs and net IT costs, certain foreign business taxes, gains and losses on our operating expense cash flow hedges, expense of travel, entertainment, and training, facilities costs, acquisition-related costs, and the cost of supplies and equipment.

Restructuring, other exit costs, and facility reductions include charges related to the restructuring plans initiated during the fourth fiscal quarter ended January 31, 2026 ("January 2026 Plan") and during the first fiscal quarter ended April 30, 2025 ("2026 Plan") to support our initiatives to optimize and complete our go-to-market organization and, at the same time, to reallocate resources to our strategic priorities of investments in cloud, platform and artificial intelligence. In addition to the culmination of our sales and marketing optimization program, the January 2026 Plan also reallocates resources in certain other functions to accelerate Autodesk's strategic priorities.

(In millions, except percentages)	Fiscal Year Ended January 31, 2026	Change compared to prior fiscal year		Fiscal Year Ended January 31, 2025	Management Comments
		$	%		
Cost of revenue:					
Subscription	$ 463	$ 50	12 %	$ 413	Increase primarily due to employee-related costs driven by higher headcount and merit increases and an increase in cloud hosting costs.
Other	90	10	13 %	80	Increase primarily due to employee-related costs.
Amortization of developed technologies	97	12	14 %	85	Increase is due to amortization of acquired developed technologies related to acquisitions in fiscal 2025 and an increase in amortization related to capitalized software costs.
Total cost of revenue	$ 650	$ 72	12 %	$ 578	
Operating expenses:					
Marketing and sales	$ 2,373	$ 373	19 %	$ 2,000	Increase primarily due to an increase in sales commissions to Solution Providers due to the recognition of these costs in marketing and sales expense under the new transaction model and professional fees.
Research and development	1,643	158	11 %	1,485	Increase primarily due to employee-related costs driven by higher headcount and merit increases and an increase in cloud hosting costs.
General and administrative	693	43	7 %	650	Increase primarily due to an increase in charitable contributions to the Autodesk Foundation and employee-related costs partially offset by a decrease in acquisition-related costs.
Amortization of purchased intangibles	53	4	8 %	49	No material change as compared to the prior period.
Restructuring, other exit costs, and facility reductions	216	201	1,340 %	15	The increase is due to the restructuring plans the Company initiated during fiscal 2026. See Part II, Item 8, Note 11 "Restructuring, other exit costs, and facility reductions" for more details.
Total operating expenses	$ 4,978	$ 779	19 %	$ 4,199	

(In millions, except percentages)	Fiscal Year Ended January 31, 2025	Change compared to prior fiscal year $	Change compared to prior fiscal year %	Fiscal Year Ended January 31, 2024	Management comments
Cost of revenue:					
Subscription	$ 413	$ 32	8 %	$ 381	Increase primarily due to employee-related costs driven by higher headcount and an increase in cloud hosting costs.
Other	80	(2)	(2)%	82	Decrease primarily due to decrease in professional fees and stock-based compensation expense.
Amortization of developed technologies	85	37	77 %	48	Increase is primarily due to amortization of acquired developed technologies related to acquisitions in fiscal 2025.
Total cost of revenue	$ 578	$ 67	13 %	$ 511	
Operating expenses:					
Marketing and sales	$ 2,000	$ 177	10 %	$ 1,823	Increase primarily due to an increase in employee-related costs mostly related to headcount growth, merit increases and internal sales commissions, partially offset by a decrease in stock-based compensation expense. Also, due to an increase in sales commissions to Solution Providers due to the recognition of these costs in marketing and sales expense under the new transaction model, cloud hosting costs, and professional fees partially offset by an increase in capitalized software costs.
Research and development	1,485	112	8 %	1,373	Increase primarily due to employee-related costs driven by higher headcount and merit increases and an increase in cloud hosting costs and professional fees partially offset by an increase in capitalized software costs.
General and administrative	650	30	5 %	620	Increase primarily due to an increase in employee-related costs driven by higher headcount and merit increases and an increase in cloud hosting costs partially offset by a decrease in charitable contributions to the Autodesk Foundation and a decrease in lease-related asset impairment and other charges.
Amortization of purchased intangibles	49	7	17 %	42	The increase is primarily due to amortization of acquired intangibles as a result of acquisitions in fiscal 2025 offset by previously acquired assets that continue to become fully amortized.
Restructuring, other exit costs, and facility reductions	$ 15	$ 15	NM	$ —	The increase is due to the restructuring plan the Company initiated during fiscal 2026. See Part II, Item 8, Note 11 "Restructuring, other exit costs, and facility reductions" for more details.
Total operating expenses	$ 4,199	$ 341	9 %	$ 3,858	

_____
(1)   Not meaningful.

The following table highlights our expectation for the absolute dollar change for fiscal 2027 as compared to fiscal 2026:

	Absolute dollar impact	Management Comments
Cost of revenue	Increase	We expect our cost of revenue to increase as our revenue grows.
Marketing and sales	Increase	We expect marketing and sales expenses to increase with the recognition of Solution Provider commissions under our new transaction model.
Research and development	Increase	We expect our research and development expenses to increase as we continue our investments in cloud, platform, and artificial intelligence.
General and administrative	Flat	We expect general and administrative expenses to remain flat due to continued cost discipline.
Amortization of purchased intangibles	Flat	We expect our amortization of purchased intangibles to remain unchanged.
Restructuring, other exit costs, and facility reductions	Decrease	We expect restructuring, other exit costs, and facility reductions to decrease as compared to fiscal 2026 due to the plans initiated during the first and fourth quarters of fiscal 2026. The 2026 Plan is substantially complete as of January 31, 2026, and the majority of the costs of the January 2026 Plan were incurred in fiscal 2026.

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Interest and Other Expense, Net

The following table sets forth the components of interest and other expense, net:

	Fiscal year ended January 31,					
	2026		2025		2024	
	(in millions)					
Interest and investment income, net	$	20	$	28	$	26
Gain on foreign currency		7		6		10
Loss on strategic investments		(9)		(10)		(32)
Other income		7		6		4
Interest and other income, net	$	25	$	30	$	8

Interest and other income, net, decreased by $5 million during fiscal 2026, as compared to fiscal 2025. The decrease in interest and other income, net, was primarily due to an increase in interest expense.

Interest and other income, net, increased by $22 million during fiscal 2025, as compared to fiscal 2024. The increase in interest and other income, net, was primarily due to a decrease in impairments of strategic investment equity securities and an increase in gains for investments in debt and equity securities that are held in a rabbi trust under non-qualified deferred compensation plans partially offset by a decrease in interest income and a decrease in gains on foreign currency in the current period as compared to the prior period.

Interest expense and investment income fluctuates based on average cash, marketable securities, debt balances, average maturities, and interest rates.

Gains and losses on foreign currency are primarily due to the impact of re-measuring foreign currency transactions and net monetary assets into the functional currency of the corresponding entity. The amount of the gain or loss on foreign currency is driven by the volume of foreign currency transactions and the foreign currency exchange rates for the year.

Provision for Income Taxes

We account for income taxes and the related accounts under the liability method. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted rates expected to be in effect during the year in which the basis differences reverse.

Income tax expense was $479 million and $272 million for fiscal 2026 and 2025, relative to pre-tax income of $1.60 billion and $1.38 billion, respectively, for the same periods. The tax expense for fiscal 2026 consists primarily of the U.S. and foreign tax expense, including withholding tax on payments made to the United States or to Ireland from foreign sources, and tax on net controlled foreign corporation tested income ("NCTI"), offset by tax deductible stock-based compensation, and tax credits. Tax expense for fiscal 2025 consisted primarily of the U.S. and foreign tax expense, including withholding tax on payments made to the United States or to Singapore from foreign sources, a partial audit settlement with the IRS, and related increase in reserves relating to research and development tax credits, offset by a decrease in tax expense relating to stock-based compensation and tax benefit from the Australia valuation allowance release. The income tax expense for fiscal 2026, increased compared to fiscal 2025, primarily due to the reduced taxable benefit arising from foreign-derived deduction-eligible income ("FDDEI") and increased tax expense associated with NCTI arising as a result of both an election made in the U.S. regarding timing of taxation of revenue to more closely align the timing of taxation with our U.S. GAAP revenue recognition principles, as well as a tax law change to full expensing of U.S. research and development expenses under the OBBBA. The increase in income tax expense was partially offset by benefits arising from return-to-provision adjustments associated with the completion of the fiscal 2025 U.S. income tax return. These adjustments provided benefits such as higher tax credits from research and development activities, lower U.S. international taxes on foreign earnings, and updated state deferred taxes reflecting changes in state tax rates.

A valuation allowance is recorded to reduce deferred tax assets when management cannot conclude that it is more likely than not that the deferred tax asset will be recovered. The valuation allowance is determined by assessing both positive and negative evidence to determine whether it is more likely than not that deferred tax assets are recoverable; such assessment is required on a jurisdiction-by-jurisdiction basis. Significant judgment is required in determining whether the valuation allowance should be recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence including past operating results and estimates of future taxable income.

In fiscal 2026, a valuation allowance was established in Australia on deferred tax assets that will convert to capital loss upon reversal. The Company also released the valuation allowance in Portugal based on positive evidence supporting the realization of its deferred tax assets in fiscal 2026.

We continue to retain a valuation allowance against New Zealand, California, Massachusetts, and Michigan deferred tax assets and deferred tax assets that will convert to a capital loss upon reversal in Australia and the U.S., as we do not have sufficient income of the appropriate character to benefit from these deferred tax assets.

As we continually strive to optimize our overall business model, tax planning strategies may become feasible whereby management may determine, based on all available evidence, both positive and negative, that it is more likely than not that the deferred tax assets in New Zealand, California, Massachusetts, Michigan, and the assets relating to capital losses or assets that will convert into a capital loss upon reversal in Australia and U.S. will be realized.

As of January 31, 2026, we had $307 million of gross unrecognized tax benefits, of which $50 million would reduce our valuation allowance, if recognized. The remaining $257 million would impact the effective tax rate. The amount of unrecognized tax benefits expected to decrease in the next twelve months due to statute lapses is $162 million.

Our future effective annual tax rate may be materially impacted by the amount of benefits and charges from tax amounts associated with our foreign earnings that are taxed at rates different from the federal statutory rate, changes in valuation allowances, level of profit before tax, accounting for uncertain tax positions, business combinations, closure of statute of limitations or settlement of tax audits, and changes in tax laws. Our future effective tax rates may be adversely affected to the extent earnings are lower than anticipated in countries where we have lower statutory tax rates.

The Company filed a request to the Internal Revenue Service ("IRS") in the U.S. in fiscal 2026 for non-automatic change in accounting method to no longer capitalize certain research and development expenditures in its controlled foreign corporations, in line with recent IRS guidance. The tax effects of the proposed accounting method change have not been recognized in the accompanying consolidated financial statements in fiscal 2026 as IRS approval is required prior to recognition. The Company will record the impact of the method change in the period that IRS approval is obtained. We anticipate this method change will decrease our provision for income taxes due to reduction of tax expense associated with NCTI.

Signed into law on August 16, 2022, the Inflation Reduction Act contains many revisions to the Internal Revenue Code effective in taxable years beginning after December 31, 2022, including a 15% corporate alternative minimum tax. This is immaterial to provision for income taxes in the current fiscal year.

Signed into law on July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The requirement to capitalize and amortize U.S. research and development expenses was permanently eliminated allowing for the immediate expensing of domestic research and development expenditures for tax years beginning after December 31, 2024 and the impacts have been included in our fiscal 2026 consolidated financial statements. In addition to this change, the OBBBA includes a broad range of tax reform provisions initially established by the Tax Cut and Jobs Act. The OBBBA has multiple effective dates, with certain provisions effective in fiscal 2026 and others effective in fiscal year 2027.

OTHER FINANCIAL INFORMATION

In addition to our results determined under U.S. generally accepted accounting principles ("GAAP") discussed above, we believe the following non-GAAP measures are useful to investors in evaluating our operating performance. For the fiscal years ended January 31, 2026, 2025, and 2024, our gross profit, income from operations, operating margin, net income, and diluted net income per share on a GAAP and non-GAAP basis were as follows (in millions except for operating margin and per share data):

	Fiscal Year Ended January 31,					
	2026		**2025**		**2024**	
	(Unaudited)					
Gross profit	$	6,556	$	5,553	$	4,986
Non-GAAP gross profit	$	6,703	$	5,683	$	5,080
Income from operations	$	1,578	$	1,354	$	1,128
Non-GAAP income from operations	$	2,737	$	2,231	$	1,962
Operating margin		22 %		22 %		21 %
Non-GAAP operating margin		38 %		36 %		36 %
Net income	$	1,124	$	1,112	$	906
Non-GAAP net income	$	2,242	$	1,839	$	1,642
Diluted net income per share	$	5.23	$	5.12	$	4.19
Non-GAAP diluted net income per share	$	10.43	$	8.47	$	7.60

For our internal budgeting and resource allocation process and as a means to provide consistency in period-to-period comparisons, we use non-GAAP measures to supplement our consolidated financial statements presented on a GAAP basis. These non-GAAP measures do not include certain items that may have a material impact upon our reported financial results. We also use non-GAAP measures in making operating decisions because we believe those measures provide meaningful supplemental information regarding our earning potential and performance for management by excluding certain benefits, credits, expenses, and charges that may not be indicative of our core business operating results. For the reasons set forth below, we believe these non-GAAP financial measures are useful to investors both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (2) they are used by our institutional investors and the analyst community to analyze the health of our business. This allows investors and others to better understand and evaluate our operating results and future prospects in the same manner as management, compare financial results across accounting periods and to those of peer companies, and to better understand the long-term performance of our core business. We also use some of these measures for purposes of determining company-wide incentive compensation.

There are limitations in using non-GAAP financial measures because non-GAAP financial measures are not prepared in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. The non-GAAP financial measures included above are limited in value because they exclude certain items that may have a material impact upon our reported financial results. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which charges are excluded from the non-GAAP financial measures. We compensate for these limitations by analyzing current and future results on a GAAP basis as well as a non-GAAP basis and also by providing GAAP measures in our public disclosures. The presentation of non-GAAP financial information is meant to be considered in addition to, not as a substitute for or in isolation from, the directly comparable financial measures prepared in accordance with GAAP. We urge investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measure to evaluate our business.

RECONCILIATION OF GAAP FINANCIAL MEASURES TO NON-GAAP FINANCIAL MEASURES

(In millions except for operating margin, and per share data):

	Fiscal Year Ended January 31,					
	2026		**2025**		**2024**	
			(Unaudited)			
Gross profit	$	6,556	$	5,553	$	4,986
Stock-based compensation expense		58		50		51
Amortization of developed technologies		89		80		43
Non-GAAP gross profit	$	6,703	$	5,683	$	5,080
Income from operations	$	1,578	$	1,354	$	1,128
Stock-based compensation expense		788		686		703
Amortization of purchased intangibles and developed technologies		139		129		84
Acquisition-related costs		16		47		33
Lease-related asset impairments and other charges		—		—		14
Restructuring, other exit costs, and facility reductions		216		15		—
Non-GAAP income from operations	$	2,737	$	2,231	$	1,962
Operating margin		22 %		22 %		21 %
Stock-based compensation expense		11 %		11 %		13 %
Amortization of purchased intangibles and developed technologies		2 %		2 %		2 %
Acquisition-related costs		— %		1 %		1 %
Restructuring, other exit costs, and facility reductions		3 %		— %		— %
Non-GAAP operating margin (1)		38 %		36 %		36 %
Net income	$	1,124	$	1,112	$	906
Stock-based compensation expense		788		686		703
Amortization of purchased intangibles and developed technologies		139		129		84
Acquisition-related costs		16		47		33
Lease-related asset impairments and other charges		—		—		14
Restructuring, other exit costs, and facility reductions		215		15		—
Loss (gain) on strategic investments and dispositions, net		9		10		32
Income tax adjustments		(49)		(160)		(130)
Non-GAAP net income	$	2,242	$	1,839	$	1,642
Diluted net income per share	$	5.23	$	5.12	$	4.19
Stock-based compensation expense		3.67		3.15		3.26
Amortization of purchased intangibles and developed technologies		0.65		0.60		0.39
Acquisition-related costs		0.07		0.22		0.15
Lease-related asset impairments and other charges		—		—		0.06
Restructuring, other exit costs, and facility reductions		1.00		0.07		—
Loss (gain) on strategic investments and dispositions, net		0.04		0.05		0.15
Income tax adjustments		(0.23)		(0.74)		(0.60)
Non-GAAP diluted net income per share	$	10.43	$	8.47	$	7.60

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(1)   Totals may not sum due to rounding.

Our non-GAAP financial measures may exclude the following:

Stock-based compensation expenses. We exclude stock-based compensation expenses from non-GAAP measures primarily because they are non-cash expenses and management finds it useful to exclude certain non-cash charges to assess the appropriate level of various operating expenses to assist in budgeting, planning, and forecasting future periods. Moreover, because of varying available valuation methodologies, subjective assumptions, and the variety of award types that companies can use under FASB ASC Topic 718, we believe excluding stock-based compensation expenses allows investors to make meaningful comparisons between our recurring core business operating results and those of other companies.

Amortization of developed technologies and purchased intangibles. We incur amortization of acquisition-related developed technologies and purchased intangibles in connection with acquisitions of certain businesses and technologies. Amortization of developed technologies and purchased intangibles is inconsistent in amount and frequency and is significantly affected by both the timing and size of our acquisitions. Management finds it useful to exclude these variable charges to assist in budgeting, planning, and forecasting future periods. Investors should note that the use of intangible assets contributed to our revenues earned during the periods presented and will contribute to our future period revenues as well. Amortization of developed technologies and purchased intangible assets will recur in future periods.

Restructuring, other exit costs, and facility reductions. These expenses are associated with realigning our business strategies based on current economic conditions. In connection with these restructuring actions or other exit actions, we recognize costs related to termination benefits for former employees whose positions were eliminated, the reduction of facilities, and cancellation of certain contracts. We exclude these charges because these expenses are not reflective of ongoing business and operating results. We believe it is useful for investors to understand the effects of these items on our total operating expenses.

Lease-related asset impairments and other charges. These charges are associated with the optimization of our facilities costs related to leases for facilities that we have vacated as a result of our one-time move to a more hybrid remote workforce. In connection with these facility leases, we recognize costs related to the impairment or abandonment of operating lease right-of-use assets, computer equipment, furniture, and leasehold improvements, and other costs. We exclude these charges because these expenses are not reflective of ongoing business and operating results. We believe it is useful for investors to understand the effects of these items on our total operating expenses.

Acquisition-related costs. We exclude certain acquisition-related costs, including due diligence costs, professional fees in connection with an acquisition, certain financing costs, and certain integration-related expenses. These expenses are unpredictable, and depend on factors that may be outside of our control and unrelated to the continuing operations of the acquired business or our Company. In addition, the size and complexity of an acquisition, which often drives the magnitude of acquisition-related costs, may not be indicative of such future costs. We believe excluding acquisition-related costs facilitates the comparison of our financial results to the Company's historical operating results and to other companies in our industry.

Loss (gain) on strategic investments and dispositions. We exclude gains and losses related to our strategic investments and dispositions of strategic investments, purchased intangibles, and businesses from our non-GAAP measures primarily because management finds it useful to exclude these variable gains and losses on these investments and dispositions in assessing our financial results. Included in these amounts are non-cash unrealized gains and losses, dividends received, realized gains and losses on the sales or losses on the impairment of these investments, and gain and loss on dispositions. We believe excluding these items is useful to investors because they do not correlate to the underlying performance of our business and these losses or gains were incurred in connection with strategic investments and dispositions which do not occur regularly.

Income tax adjustments. The income tax effects that are excluded from the non-GAAP measures relate to the tax impact on the difference between GAAP and non-GAAP expenses, primarily due to stock-based compensation, amortization of purchased intangibles, and restructuring, other exit costs, and facility reductions for GAAP and non-GAAP measures. We remove GAAP discrete tax items, including changes in valuation allowance, from the non-GAAP measure of net income (loss). The non-GAAP tax provision is based on a projected long-term annual non-GAAP effective tax rate. Management believes the income tax adjustments assist investors in understanding the tax provision and the effective tax rate related to ongoing operations. We believe the exclusion of the discrete tax items provides investors with useful supplemental information about our operational performance.

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of cash is from the sale of our software and related services. Our primary use of cash is payment of our operating costs, which consist primarily of employee-related expenses, such as compensation and benefits, as well as general operating expenses for marketing, facilities, and overhead costs. Long-term cash requirements for items other than normal operating expenses are anticipated for the following: the acquisition of businesses, software products, or technologies complementary to our business; repayment of debt; common stock repurchases; and capital expenditures, including the purchase and implementation of internal-use software applications.

At January 31, 2026, our principal sources of liquidity were cash, cash equivalents, and marketable securities totaling $2.97 billion and net accounts receivable of $1.44 billion.

In May 2025, the Company terminated its previous credit agreement and entered into a new Credit Agreement (the "2025 Credit Agreement") by and among the Company, the lenders party thereto and Citibank, N.A. ("Citibank"), as administrative agent, which provides for an unsecured revolving loan facility in the aggregate principal amount of $1.5 billion, with an option to be increased up to $2 billion subject to receipt of additional commitments and other customary conditions. The proceeds from the 2025 Credit Agreement are available for working capital and general corporate purposes. At January 31, 2026, Autodesk had no outstanding borrowings under the 2025 Credit Agreement. See Part II, Item 8, Note 8, "Borrowing Arrangements," in the Notes to Consolidated Financial Statements for further discussion on our covenant requirements and additional information with respect to the 2025 Credit Agreement. If we are unable to remain in compliance with the covenants under the 2025 Credit Agreement, we may not be able to draw on our revolving credit facility. Additionally, as of March 3, 2026, we have no amounts outstanding under the Credit Agreement.

As of January 31, 2026, we had $2.50 billion aggregate principal amount of notes outstanding. See Part II, Item 8, Note 8, "Borrowing Arrangements," in the Notes to Consolidated Financial Statements for further discussion.

Our cash and cash equivalents are held by diversified financial institutions globally. Our primary commercial banking relationship is with Citigroup and its global affiliates. In addition, Citibank N.A., an affiliate of Citigroup, is one of the lead lenders and agent in the syndicate of our $1.5 billion revolving credit facility.

Our cash, cash equivalents, and marketable securities balances are concentrated in a few locations around the world, with substantial amounts held outside of the United States. There are several factors that can impact our ability to utilize foreign cash balances, such as foreign exchange restrictions, foreign regulatory restrictions, or adverse tax costs. Earnings in foreign jurisdictions are generally available for distribution to the United States with little to no incremental U.S. taxes. We regularly review our capital structure and consider a variety of potential financing alternatives and planning strategies to ensure we have the proper liquidity available in the locations in which it is needed. We expect to meet our liquidity needs through or in combination of current cash balances, ongoing cash flows, and external borrowings.

Cash from operations could also be affected by various risks and uncertainties, including, but not limited to the risks detailed in Part I, Item 1A, "Risk Factors." Based on our current business plan and revenue prospects, we believe that our existing cash and cash equivalents, our anticipated cash flows from operations, and our available revolving credit facility will be sufficient to meet our working capital and operating resource expenditure requirements for at least the next 12 months from the date of this Annual Report.

Our revenue, earnings, cash flows, receivables, and payables are subject to fluctuations due to changes in foreign currency exchange rates, for which we have put in place foreign currency contracts as part of our risk management strategy. See Part II, Item 7A, "Quantitative and Qualitative Disclosures about Market Risk" for further discussion.

(in millions)	Fiscal year ended January 31,		
	2026	2025	2024
Net cash provided by operating activities	$ 2,452	$ 1,607	$ 1,313
Net cash used in investing activities	(451)	(903)	(502)
Net cash used in financing activities	(1,361)	(987)	(852)

Net cash provided by operating activities of $2.45 billion for fiscal 2026, primarily consisted of $1.12 billion of our net income adjusted for $1.83 billion non-cash items such as stock-based compensation expense, restructuring, other exit costs, and facility reductions, amortization of costs to obtain a contract with a customer, depreciation, amortization, and accretion expense, and deferred income tax. The decrease in cash provided by working capital was primarily due to a negative change in prepaid

expenses and other assets and a negative change in accounts receivable due to the seasonality of our billings in the fourth fiscal quarter and growth in billings partially offset by a net increase in deferred revenue driven by an increase in product subscriptions and EBA offerings.

Net cash provided by operating activities of $1.61 billion for fiscal 2025, primarily consisted of $1.11 billion of our net income adjusted for $953 million non-cash items such as stock-based compensation expense, amortization of costs to obtain a contract with a customer, depreciation, amortization, and accretion expense, and deferred income tax. Net cash provided by working capital remained flat primarily due to an increase in accounts payable and other accrued liabilities due to the timing of payments related to employee compensation and related costs partially offset by a decrease in deferred revenue driven by the transition of multi-year subscription contracts billed upfront to annual billing installments, a change in accounts receivable due to the growth in billings and more billings in the fourth fiscal quarter of the current year as compared to the prior period, and a change in prepaid expenses and other assets.

Net cash used in investing activities was $451 million for fiscal 2026 and was primarily due to purchases of marketable securities and strategic investments partially offset by sales and maturities of marketable securities.

Net cash used in investing activities was $903 million for fiscal 2025 and was primarily due to business combinations, net of cash acquired, and purchases of marketable securities partially offset by sales and maturities of marketable securities.

Net cash used in financing activities was $1,361 million in fiscal 2026 and was primarily due to repurchases of our common stock and payment of notes payable due in June 2025 partially offset by the proceeds from the issuance of notes payable due in June 2035.

Net cash used in financing activities was $987 million in fiscal 2025 and was primarily due to repurchases of our common stock.

CONTRACTUAL OBLIGATIONS

The following table summarizes our significant financial contractual obligations at January 31, 2026, and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

(in millions)	Total	Fiscal year 2027	Fiscal years 2028-2029	Fiscal years 2030-2031	Thereafter	Management Comments
Notes payable	$ 2,970	$ 82	$ 636	$ 615	$ 1,637	Notes payable consist of the notes issued in June 2017, January 2020, October 2021, and June 2025 including interest. See Part II, Item 8, Note 8, "Borrowing Arrangements," in the Notes to Consolidated Financial Statements for further information.
Operating leases	275	60	117	67	31	Operating lease obligations consist of obligations for real estate and certain equipment. See Part II, Item 8, Note 9, "Leases," in the Notes to Consolidated Financial Statements for further information.
Purchase obligations	618	303	300	10	5	Purchase obligations are contractual obligations for purchase of goods or services and are defined as agreements that are enforceable and legally binding to Autodesk and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations relate primarily to acquisition of cloud services, marketing, and commitments related to our investment agreements with limited liability partnership funds.
Deferred compensation obligations	137	14	30	28	65	Deferred compensation obligations relate to amounts held in a rabbi trust under our non-qualified deferred compensation plan. See Part II, Item 8, Note 3, "Financial Instruments," in our Notes to Consolidated Financial Statements for further information.
Pension obligations	49	5	9	10	25	Pension obligations relate to our obligations for pension plans outside of the United States. See Part II, Item 8, Note 18, "Retirement Benefit Plans," in our Notes to Consolidated Financial Statements for further information.
Asset retirement obligations	13	4	5	2	2	Asset retirement obligations represent the estimated costs to restore certain office buildings that we lease back to their original condition after the termination of the lease.
Total (1)	$ 4,062	$ 468	$ 1,097	$ 732	$ 1,765	

(1) This table generally excludes amounts already recorded on the balance sheet as current liabilities, certain purchase obligations as discussed below, long term deferred revenue, and amounts related to income tax accruals for uncertain tax positions, since we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities (see Part II, Item 8, Note 5, "Income Taxes" in the Notes to Consolidated Financial Statements).

Purchase orders or contracts for the purchase of supplies and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current procurement or development needs and are fulfilled by our vendors within short time horizons. We do not have significant agreements for the purchase of supplies or other goods specifying minimum quantities or set prices that exceed our expected requirements for three months. In addition, we have certain software royalty commitments associated with the shipment and licensing of certain products.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

We provide indemnifications of varying scopes and certain guarantees, including limited product warranties. Historically, costs related to these warranties and indemnifications have not been significant, but because potential future costs are highly variable, we are unable to estimate the maximum potential impact of these guarantees on our future results of operations.

ISSUER PURCHASES OF EQUITY SECURITIES

Our stock repurchase programs provide us with the ability to offset the dilution from the issuance of stock under our employee stock plans and reduce shares outstanding over time and has the effect of returning excess cash generated from our business to stockholders. Under the share repurchase programs, we may repurchase shares from time to time in open market transactions, privately negotiated transactions, accelerated share repurchase programs, tender offers, or by other means. The share repurchase programs do not have an expiration date and the pace and timing of repurchases will depend on factors such as cash generation from operations, available surplus, the volume of employee stock plan activity, remaining shares available in the authorized pool, cash requirements for acquisitions, economic and market conditions, stock price, and legal and regulatory requirements.

During the three and 12 months ended January 31, 2026, we repurchased 2 million and 5 million shares of our common stock, respectively. At January 31, 2026, $2.48 billion and $5 billion remained available for repurchase under the November 2022 and November 2024 repurchase programs approved by the Board of Directors. The plans do not have a fixed expiration date. See Part II, Item 8, Note 13, "Stock Repurchase Program," in the Notes to Consolidated Financial Statements for further discussion.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RISK

Our revenue, earnings, cash flows, receivables, and payables are subject to fluctuations due to changes in foreign currency exchange rates. Our risk management strategy utilizes foreign currency contracts to manage our exposure to foreign currency volatility that exists as part of our ongoing business operations. We utilize cash flow hedge contracts to reduce the exchange rate impact on a portion of the net revenue or operating expense of certain anticipated transactions. In addition, we use balance sheet hedge contracts to reduce the exchange rate risk associated primarily with foreign currency denominated receivables and payables. As of January 31, 2026 and 2025, we had open cash flow and balance sheet hedge contracts with future settlements generally within one to 12 months. Contracts were primarily denominated in Australian dollars, British pounds, Euros, Japanese yen, and Singapore dollars. We do not enter into foreign exchange derivative instruments for trading or speculative purposes.

Our option and foreign exchange forward contracts outstanding as of the respective period-ends are summarized in U.S. dollar equivalents as follows (in millions):

	January 31, 2026		January 31, 2025	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Forward Contracts:				
Purchased	$ 1,743	$ 18	$ 1,152	$ (20)
Sold	2,166	(20)	1,894	8
Option Contracts:				
Purchased	1,597	12	1,269	24
Sold	1,698	(13)	1,349	(5)

We use foreign currency contracts to reduce the exchange rate impact on the net revenue and operating expenses of certain anticipated transactions. A sensitivity analysis performed on our hedging portfolio as of January 31, 2026, indicated that a hypothetical 10% appreciation of the U.S. dollar from its value at January 31, 2026 and 2025, would increase the fair value of our foreign currency contracts by $159 million and $209 million, respectively. A hypothetical 10% depreciation of the dollar from its value at January 31, 2026 and 2025, would decrease the fair value of our foreign currency contracts by $158 million and $116 million, respectively.

INTEREST RATE RISK

Interest rate movements affect both the interest income we earn on our short-term investments and the market value of certain longer term securities. At January 31, 2026, we had $2.15 billion of cash equivalents and marketable securities, including $348 million classified as short-term marketable securities and $376 million classified as long-term marketable securities. If interest rates were to move up by 50 or 100 basis points over a 12-month period, the market value change of these securities would not have a material impact on our results of operations.

OTHER MARKET RISK

From time to time we make direct investments in privately held companies. Privately held company investments generally are considered inherently risky. The technologies and products these companies have under development are typically in the early stages and may never materialize, which could result in a loss of all or a substantial part of our initial investment in these companies. The evaluation of privately held companies is based on information that we request from these companies, which is not subject to the same disclosure regulations as U.S. publicly traded companies, and as such, the basis for these evaluations is subject to the timing and accuracy of the data received from these companies. See Part II, Item 8, Note 3, "Financial Instruments" in the Notes to Consolidated Financial Statements for further discussion regarding these strategic investments.

For information about exposure to counter-party credit-related losses, see Part II, Item 8, Note 1, "Business and Summary of Significant Accounting Policies - Concentration of Credit Risk."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AUTODESK, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Fiscal year ended January 31,		
	2026	2025	2024
Net revenue:			
Subscription	$ 6,743	$ 5,717	$ 5,116
Maintenance	33	41	54
Total subscription and maintenance revenue	6,776	5,758	5,170
Other	430	373	327
Total net revenue	7,206	6,131	5,497
Cost of revenue:			
Cost of subscription and maintenance revenue	463	413	381
Cost of other revenue	90	80	82
Amortization of developed technologies	97	85	48
Total cost of revenue	650	578	511
Gross profit	6,556	5,553	4,986
Operating expenses:			
Marketing and sales	2,373	2,000	1,823
Research and development	1,643	1,485	1,373
General and administrative	693	650	620
Amortization of purchased intangibles	53	49	42
Restructuring, other exit costs, and facility reductions	216	15	—
Total operating expenses	4,978	4,199	3,858
Income from operations	1,578	1,354	1,128
Interest and other income, net	25	30	8
Income before income taxes	1,603	1,384	1,136
Provision for income taxes	(479)	(272)	(230)
Net income	$ 1,124	$ 1,112	$ 906
Basic net income per share	$ 5.28	$ 5.17	$ 4.23
Diluted net income per share	$ 5.23	$ 5.12	$ 4.19
Weighted average shares used in computing basic net income per share	213	215	214
Weighted average shares used in computing diluted net income per share	215	217	216

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Fiscal year ended January 31,		
	2026	2025	2024
Net income	$ 1,124	$ 1,112	$ 906
Other comprehensive (loss) income, net of reclassifications:			
Net (loss) gain on derivative instruments (net of tax effect of $5, $2, and $6)	(41)	1	(41)
Change in net unrealized gain on available-for-sale securities (net of tax effect of zero for all periods presented)	2	—	2
Change in defined benefit pension items (net of tax effect of zero, zero, and $1)	(2)	(1)	(5)
Net change in cumulative foreign currency translation gain (loss) (net of tax effect of $(1), $(1), and $4)	94	(51)	(5)
Total other comprehensive gain (loss)	53	(51)	(49)
Total comprehensive income	$ 1,177	$ 1,061	$ 857

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except per share data)

	January 31, 2026	January 31, 2025
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,249	$ 1,599
Marketable securities	348	287
Accounts receivable, net	1,439	1,008
Prepaid expenses and other current assets	906	588
Total current assets	4,942	3,482
Long-term marketable securities	376	267
Computer equipment, software, furniture, and leasehold improvements, net	121	117
Operating lease right-of-use assets	157	169
Intangible assets, net	467	574
Goodwill	4,295	4,242
Deferred income taxes, net	842	1,205
Long-term other assets	1,267	777
Total assets	$ 12,467	$ 10,833
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 422	$ 242
Accrued compensation	659	506
Accrued income taxes	54	62
Deferred revenue	4,406	3,787
Operating lease liabilities	52	58
Current portion of long-term notes payable, net	—	300
Other accrued liabilities	215	196
Total current liabilities	5,808	5,151
Long-term deferred revenue	287	341
Long-term operating lease liabilities	199	214
Long-term income taxes payable	181	200
Long-term deferred income taxes	40	32
Long-term notes payable, net	2,483	1,987
Long-term other liabilities	424	287
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value; shares authorized 2; none issued or outstanding at January 31, 2026 and 2025	—	—
Common stock and additional paid-in capital, $0.01 par value; shares authorized 750; 212 and 214 issued and outstanding at January 31, 2026 and 2025, respectively.	4,709	4,239
Accumulated other comprehensive loss	(232)	(285)
Accumulated deficit	(1,432)	(1,333)
Total stockholders' equity	3,045	2,621
Total liabilities and stockholders' equity	$ 12,467	$ 10,833

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions)

	Fiscal year ended January 31,		
	2026	2025	2024
Operating activities:			
Net income	$ 1,124	$ 1,112	$ 906
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization, and accretion	195	180	139
Stock-based compensation expense	788	683	703
Amortization of costs to obtain a contract with a customer	536	212	140
Deferred income taxes	301	(121)	(86)
Lease-related asset impairments	—	—	14
Restructuring-related asset impairments	19	15	—
Other operating activities	(10)	(16)	(52)
Changes in operating assets and liabilities, net of business combinations:			
Accounts receivable	(431)	(132)	86
Prepaid expenses and other assets	(1,051)	(488)	(256)
Accounts payable and other liabilities	455	238	27
Deferred revenue	555	(134)	(316)
Accrued income taxes	(29)	58	8
Net cash provided by operating activities	2,452	1,607	1,313
Investing activities:			
Purchases of marketable securities	(945)	(815)	(1,110)
Sales of marketable securities	318	223	277
Maturities of marketable securities	467	638	487
Purchases of intangible assets	(33)	(62)	(30)
Business combinations, net of cash acquired	—	(825)	(70)
Capital expenditures	(43)	(40)	(31)
Purchases of strategic investments (1)	(216)	(22)	(27)
Other investing activities	1	—	2
Net cash used in investing activities	(451)	(903)	(502)
Financing activities:			
Proceeds from issuance of common stock, net of issuance costs	137	121	130
Taxes paid related to net share settlement of equity awards	(289)	(256)	(187)
Repurchase and retirement of common stock	(1,402)	(852)	(795)
Proceeds from debt, net of discount	499	—	—
Repayments of debt	(300)	—	—
Other financing activities	(6)	—	—
Net cash used in financing activities	(1,361)	(987)	(852)
Effect of exchange rate changes on cash and cash equivalents	10	(10)	(14)
Net (decrease) increase in cash and cash equivalents	650	(293)	(55)
Cash and cash equivalents at beginning of fiscal year	1,599	1,892	1,947
Cash and cash equivalents at end of fiscal year	$ 2,249	$ 1,599	$ 1,892
Supplemental cash flow disclosure:			
Cash paid for interest	$ 76	$ 69	$ 69
Cash paid for income taxes, net of tax refunds	$ 258	$ 281	$ 321
Non-cash investing and financing activities:			
Fair value of common stock issued to settle liability-classified restricted stock units	$ —	$ 4	$ 15

_____

(1) "Purchases of strategic investments" were previously presented in "Other investing activities". Prior period amounts have been reclassified to conform to the current period presentation. This presentation change did not have any impact to "Net cash used in investing activities".

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions)

	Common stock and additional paid-in capital		Accumulated other comprehensive loss	Accumulated deficit	Total stockholders' equity
	Shares	Amount			
Balances, January 31, 2023	215	$ 3,325	$ (185)	$ (1,995)	$ 1,145
Common shares issued under stock plans	3	(60)	—	—	(60)
Stock-based compensation expense	—	693	—	—	693
Settlement of liability-classified restricted common shares	—	15	—	—	15
Net income	—	—	—	906	906
Other comprehensive loss	—	—	(49)	—	(49)
Repurchase and retirement of common shares	(4)	(171)	—	(624)	(795)
Balances, January 31, 2024	214	3,802	(234)	(1,713)	1,855
Common shares issued under stock plans	3	(135)	—	—	(135)
Stock-based compensation expense	—	694	—	—	694
Settlement of liability-classified restricted common shares	—	4	—	—	4
Net income	—	—	—	1,112	1,112
Other comprehensive loss	—	—	(51)	—	(51)
Repurchase and retirement of common shares	(3)	(126)	—	(732)	(858)
Balances, January 31, 2025	214	4,239	(285)	(1,333)	2,621
Common shares issued under stock plans	3	(152)	—	—	(152)
Stock-based compensation expense	—	802	—	—	802
Net income	—	—	—	1,124	1,124
Other comprehensive gain	—	—	53	—	53
Repurchase and retirement of common shares	(5)	(180)	—	(1,223)	(1,403)
Balances, January 31, 2026	212	$ 4,709	$ (232)	$ (1,432)	$ 3,045

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2026

(Tables in millions of dollars, except per share data, unless otherwise indicated)

1. Business and Summary of Significant Accounting Policies

Business

 Autodesk, Inc. ("Autodesk" or the "Company") is a global leader in 3D design, engineering and entertainment technology solutions, spanning architecture, engineering, construction, product design, manufacturing, media, and entertainment. The Company's sophisticated software products, offered through a hybrid of desktop and cloud functionality, enable its customers to design, fabricate, manufacture, and build anything by visualizing, simulating, and analyzing real-world performance early in the design process. These capabilities allow our customers to foster innovation, optimize their designs, streamline their manufacturing and construction processes, save time and money, improve quality, deliver more sustainable outcomes, communicate plans, and collaborate with others. Autodesk software products are sold globally through a combination of direct and indirect channels.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Autodesk and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in Autodesk's consolidated financial statements and notes thereto. These estimates are based on information available as of the date of the consolidated financial statements. On a regular basis, management evaluates these estimates and assumptions. Actual results may differ materially from these estimates.

Examples of significant estimates and assumptions made by management involve revenue recognition for product subscriptions and enterprise business arrangements ("EBAs"), the determination of the fair value of acquired intangible assets and goodwill, and the realizability of deferred tax assets. The Company also makes assumptions, judgments, and estimates in determining the accruals for uncertain tax positions, variable compensation, partner incentive programs, loss contingencies, and operating lease liabilities.

Revenue Recognition

Autodesk's revenue is divided into three categories: subscription revenue, maintenance revenue, and other revenue. Subscription revenue consists of our term-based product subscriptions, cloud service offerings, and flexible enterprise business agreements ("EBAs"). Maintenance revenue consists of renewal fees for existing agreements. Other revenue consists of revenue from consulting and other products and services. Revenue is recognized when control for these offerings is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for products and services.

Autodesk's contracts with customers may include promises to transfer multiple products and services to a customer. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as a single performance obligation may require significant judgment. Judgment is required to determine the level of integration and interdependency between individual components of desktop software applications and cloud functionalities. This determination influences whether the desktop software is considered distinct and accounted for separately as a license performance obligation recognized at the time of delivery, or not distinct and accounted for together with the cloud functionalities as a single subscription performance obligation recognized over time.

For product subscriptions and flexible EBA subscriptions in which the desktop software and related cloud functionalities are highly interrelated, the single performance obligation is recognized ratably over the contract term as the subscription is delivered. For subscriptions involving distinct desktop software licenses, the license performance obligation is satisfied when delivered to our customers. For standalone maintenance subscriptions and cloud subscriptions, the performance obligation is

satisfied ratably over the contract term as those services are delivered. For consulting services and Flex, the performance obligation is satisfied over a period of time as those services are delivered.

When an arrangement includes multiple performance obligations which are concurrently delivered and have the same pattern of transfer to the customer (the services transfer to the customer over the contract period), we account for those performance obligations as a single performance obligation.

For contracts with more than one performance obligation, the transaction price is allocated among the performance obligations in an amount that depicts the relative standalone selling price ("SSP") of each obligation. We establish SSP for most of our products and services based on observable prices when sold separately in similar circumstances or to similar customers. When products or services are not sold separately, we establish SSP based on other observable inputs.

Our indirect channel model includes both a two-tiered distribution structure, where Autodesk sells to distributors that subsequently sell to resellers, and a one-tiered structure where Autodesk sells directly to resellers. For these arrangements, transfer of control begins at the time access to our subscriptions is made available electronically to our customer, provided all other criteria for revenue recognition are met.

Costs to Obtain a Contract with a Customer

Sales commissions earned by our internal sales personnel and our solution providers are considered incremental and recoverable costs of obtaining a contract with a customer. The commission costs are capitalized and included in "Prepaid expenses and other current assets" and "Long-term other assets" on our Consolidated Balance Sheets. The liabilities associated with the commission costs are included in "Accounts payable", "Accrued compensation", and "Long-term other liabilities," in the accompanying Consolidated Balance Sheets. The deferred costs are then amortized over the period of benefit. Autodesk determined that sales commissions earned by internal sales personnel that are related to contract renewals are commensurate with sales commissions earned on the initial contracts, and we determined the period of benefit to be the term of the respective customer contract. Commissions paid to our solution providers that are related to contract renewals may either be commensurate or non-commensurate with commissions earned on the initial contract, depending on the commissions program. Costs for initial contracts that are non-commensurate with commissions on renewal contracts are amortized on a straight-line basis over the period of benefit. For non-commensurate commissions, we determined the estimated period of benefit by taking into consideration customer retention data, customer contracts, our technology, and other factors. Costs for initial contracts that are commensurate with commissions on renewal contracts are amortized based on the contract term, which ranges from 1 to 3 years. Deferred costs are periodically reviewed for impairment. Amortization expense is included in marketing and sales expenses in the Consolidated Statements of Operations.

The ending balance of assets recognized from costs to obtain a contract with a customer was $913 million and $467 million as of January 31, 2026 and January 31, 2025, respectively. The liabilities associated with the commission costs were $550 million and $282 million as of January 31, 2026, and January 31, 2025, respectively. Amortization expense related to assets recognized from costs to obtain a contract with a customer was $536 million, $212 million, and $140 million during fiscal years ended January 31, 2026, 2025, and 2024, respectively. Autodesk did not recognize any contract cost impairment losses during the fiscal years ended January 31, 2026, 2025, or 2024.

Fair Value Measurement

We measure certain financial instruments at fair value on a recurring basis, including marketable securities and derivative instruments. Fair value is defined under ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. We use a three-level hierarchy to prioritize the inputs used in measuring fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices, such as interest rates and yield curves. Level 3 inputs are unobservable and reflect our own assumptions.

Autodesk's Level 2 securities and derivatives are valued primarily using observable inputs other than quoted prices in active markets for identical assets and liabilities. The Company has elected to use the income approach to value derivatives using the observable Level 2 market expectations at measurement date and standard valuation techniques to convert future amounts to a single present amount (discounted). Mid-market pricing is used as a practical expedient and when required, rates are interpolated from commonly quoted intervals published by market sources. We did not have any material Level 3 instruments as of the reporting date. Key inputs for currency derivatives are spot rates, forward rates, interest rates, volatility,

and credit default rates. The spot rate for each currency is the same spot rate used for all balance sheet translations at the measurement date. Autodesk reviews for any potential changes on a quarterly basis. See Note 3, "Financial Instruments" for more information.

Cash and Cash Equivalents

Autodesk considers all highly liquid investments with insignificant interest rate risk and remaining maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at estimated fair value.

Marketable Securities and Strategic Investments

Autodesk classifies its marketable securities as either short-term or long-term generally based on each instrument's underlying contractual maturity date. Generally, marketable securities with remaining maturities of less than 12 months are classified as short-term and marketable securities with remaining maturities greater than 12 months are classified as long-term. Autodesk may sell certain of its marketable securities prior to their stated maturities for strategic purposes or in anticipation of credit deterioration. Marketable securities maturing within one year that are not restricted are classified as current assets.

Autodesk determines the appropriate classification of its marketable securities at the time of purchase and re-evaluates such classification as of each balance sheet date. Autodesk carries all "available-for-sale securities" at fair value, with unrealized gains and losses, net of tax, reported in stockholders' equity until disposition or maturity. Autodesk carries all "trading securities" at fair value, with unrealized gains and losses, recorded in "Interest and other expense, net" in the Company's Consolidated Statements of Operations. The cost of securities sold is based on the specific-identification method.

The Company's strategic investments consist of privately held debt and equity securities. Under the measurement alternative method, strategic investments in equity securities are measured at cost, less any impairments, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer in the current period. The company's strategic investments in debt and equity securities (Level 3) are valued using significant unobservable inputs or data in an inactive market and the valuation requires the Company's judgment due to the absence of market prices and inherent lack of liquidity. These assumptions are inherently subjective and involve significant management judgment. In addition, the determination of whether an orderly transaction is for a same or similar investment requires management judgment including: the rights and obligations of the investments, the extent to which those differences would affect the fair values of those investments, and the impact of any differences based on the stage of operational development of the investee.

All of Autodesk's marketable securities and strategic investments are subject to a periodic impairment review. Strategic investments in equity securities are assessed based on available information such as current cash positions, earnings, earnings and cash flow forecasts, recent operational performance and any other readily available market data. For any available-for-sale debt securities, if Autodesk does not intend to sell and it is not more likely than not that Autodesk will be required to sell the available-for-sale debt security prior to recovery of its amortized cost basis, Autodesk will determine whether a decline in fair value below the amortized cost basis is due to credit-related factors. The credit loss is measured as the amount by which the debt security's amortized cost basis exceeds the estimate of the present value of cash flows expected to be collected, up to the difference between the amortized cost basis and the fair value. Impairment will be assessed at the individual security level. Credit-related impairment is recognized as an allowance on the Consolidated Balance Sheets with a corresponding adjustment to "Interest and other expense, net" on the Company's Consolidated Statements of Operations. Any impairment that is not credit-related is recognized in "Accumulated other comprehensive loss" on the Consolidated Balance Sheets.

Autodesk does not measure an allowance for credit losses on accrued interest receivables on available-for-sale debt securities separately. Autodesk writes off accrued interest receivables by reversing interest income in the period deemed uncollectible in "Interest and other expense, net" on the Company's Consolidated Statements of Operations. Any accrued interest receivable on available-for-sale debt securities is recorded in "Prepaid expenses and other current assets," in the accompanying Consolidated Balance Sheets, as applicable.

Derivative Financial Instruments

Under its risk management strategy, Autodesk uses derivative instruments to manage its short-term exposures to fluctuations in foreign currency exchange rates that exist as part of ongoing business operations. Autodesk's general practice is to hedge a portion of transaction exposures primarily denominated in Australian dollars, British pounds, Euros, Japanese yen,

and Singapore dollars. These instruments generally have maturities between one and 12 months in the future. Autodesk uses foreign currency contracts not designated as hedging instruments and foreign currency contracts designated as cash flow hedges but Autodesk does not enter into derivative instrument transactions for trading or speculative purposes.

The bank counterparties to the derivative contracts potentially expose Autodesk to credit-related losses in the event of their nonperformance. However, to mitigate that risk, Autodesk only contracts with counterparties who meet the Company's minimum requirements under its counterparty risk assessment process. Autodesk monitors counterparty risk on at least a quarterly basis and will adjust its exposure to various counterparties as necessary. Autodesk generally enters into master netting arrangements, which reduce credit risk by permitting net settlement of transactions with the same counterparty. Autodesk does not have any master netting arrangements in place with collateral features.

Autodesk accounts for these derivative instruments as either assets or liabilities on the balance sheet and carries them at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. Derivatives that do not qualify for hedge accounting are adjusted to fair value through earnings.

Foreign Currency Translation and Transactions

The assets and liabilities of Autodesk's foreign subsidiaries are translated from their respective functional currencies into U.S. dollars at the rates in effect at the balance sheet date, and revenue and expense amounts are translated at exchange rates that approximate those rates in effect during the period in which the underlying transactions occur. Foreign currency translation adjustments are recorded in other comprehensive income (loss).

Gains and losses realized from foreign currency transactions, those transactions denominated in currencies other than the foreign subsidiary's functional currency, are included in "Interest and other income, net." Monetary assets and liabilities are remeasured using foreign currency exchange rates at the end of the period, and non-monetary assets and liabilities are remeasured based on historical exchange rates.

Allowance for Credit Loss

Allowances for uncollectible trade receivables and contract assets are subject to impairment using the expected credit loss model. Allowances for expected credit losses are measured based upon the lifetime expected credit loss which is based on historical experience, the number of days that billings are past due, reasonable economic forecast, including revised forecast data for the current economic environment, customer payment behavior, credit reports, and other customer-specific information.

Partner Incentive Program Reserves

As part of the indirect channel model, Autodesk has a partner incentive program that uses quarterly attainment of monetary rewards to motivate distributors and resellers to achieve mutually agreed upon business goals in a specified time period. The majority of these incentives are recorded as a reduction to accounts receivable and deferred revenue in the period the transaction is billed. The portion recorded as deferred revenue is subsequently recognized as a reduction to subscription revenue over the contract period. The remainder reduces subscription or other revenue in the current period.

These incentive balances do not require significant assumptions or judgments. Depending on how the payments are made, the reserves associated with the partner incentive program are recognized on the balance sheet as either a reduction to accounts receivable or recorded as accounts payable.

The following table summarizes the changes in partner incentive program reserves for the fiscal years ended January 31, 2026, 2025, and 2024:

	Fiscal Year Ended January 31,					
		2026		2025		2024
Balance at beginning of fiscal year	$	74	$	103	$	90
Additions charged to costs and expenses or revenues		91		91		91
Additions charged to deferred revenue		696		908		980
Deductions		770		1,028		1,058
Balances at end of fiscal year (1)	$	91	$	74	$	103

(1)   The partner program incentive reserves balance impacts "Accounts receivable, net" and "Accounts payable" on the accompanying Consolidated Balance Sheets.

Concentration of Credit Risk

Autodesk places its cash, cash equivalents, and marketable securities in highly liquid instruments with, and in the custody of, multiple diversified financial institutions globally with high credit ratings and limits the amounts invested with any one institution, type of security, and issuer. Autodesk's primary commercial banking relationship is with Citigroup Inc. and its global affiliates. Citibank, N.A., an affiliate of Citigroup, is one of the lead lenders and an agent in the syndicate of Autodesk's $1.5 billion revolving credit facility.

Autodesk's accounts receivable are derived from sales to a large number of resellers, distributors, and direct customers in the Americas, Europe, Middle East and Africa ("EMEA"), and Asia Pacific ("APAC") geographies. Autodesk performs ongoing evaluations of these partners' and customers' financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral from such parties. Total revenue from the Company's largest distributor TD Synnex Corporation, and its global affiliates ("TD Synnex"), accounted for 14%, 33%, and 39% of Autodesk's net revenue for fiscal years ended January 31, 2026, 2025 and 2024, respectively. The majority of the net revenue from sales to TD Synnex is from sales made outside of the United States. No other customer accounted for more than 10% of Autodesk's total net revenue or trade accounts receivable for each of the respective periods.

Software Development Costs

Software development costs for external use incurred prior to the establishment of technological feasibility are included in research and development expenses. Autodesk defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized and generally amortized over a two-year period, if material. Autodesk had no capitalized software development costs at January 31, 2026 and 2025.

Cloud Computing Arrangements

Autodesk enters into certain cloud-based software hosting arrangements that are accounted for as service contracts. Costs incurred for these arrangements are capitalized for application development activities, if material, and immediately expensed for preliminary project activities and post-implementation activities. Autodesk amortizes the capitalized development costs straight-line over the fixed, non-cancellable term of the associated hosting arrangement plus any reasonably certain renewal periods. The capitalized costs are included in "Prepaid expenses and other current assets" and "Long-term other assets" on our Consolidated Balance Sheets. Capitalized costs were $380 million and $327 million at January 31, 2026, and January 31, 2025, respectively. Accumulated amortization was $175 million and $136 million at January 31, 2026, and January 31, 2025, respectively. Amortization expense was $43 million, $53 million, and $42 million in fiscal 2026, fiscal 2025, and fiscal 2024, respectively.

Leases

Autodesk determines if an arrangement is a lease at inception. Operating lease right-of-use assets represent Autodesk's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease right-of-use assets and operating lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The operating lease right-of-use assets also include any lease payments made and are reduced by any lease incentives. Autodesk uses its incremental borrowing rate, if the Company's leases do not provide an implicit rate, adjusted for local country-specific borrowing rates as applicable, based on the information available at commencement date in determining the present value of lease payments. Options to extend or terminate the lease are considered in determining the lease term when it is reasonably certain that the option will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Autodesk has lease agreements with lease and non-lease components. Autodesk accounts for the lease and non-lease components as a single lease component.

Business Combinations

Autodesk records the assets acquired and liabilities assumed in a business combination based on their estimated fair

values on the acquisition date, with the exception of contract assets and contract liabilities (i.e., deferred revenue) which are recognized and measured on the acquisition date in accordance with Autodesk's "Revenue Recognition" policy in Note 1 "Business and Summary of Significant Accounting Policies". The fair values assigned to the identifiable intangible assets acquired are based on estimates and assumptions determined by management. Autodesk records the excess of consideration transferred over the aggregate fair values as goodwill. During the measurement period, which may be up to one year from the acquisition date, Autodesk may record adjustments to these assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Impairment of Long-Lived Assets

At least annually or more frequently as circumstances dictate, Autodesk reviews its long-lived assets for impairment whenever impairment indicators exist. When such circumstances occur, Autodesk assesses the recoverability of these assets. Recoverability is measured by comparison of the carrying amounts of the assets to the future undiscounted cash flow the assets are expected to generate generally using Level 3 inputs. If the long-lived assets are impaired, the impairment to be recognized is equal to the amount by which the carrying value of the assets exceeds its fair market value. See Note 9, "Leases" for further discussion on impairment charges of lease related right-of-assets.

In addition to the recoverability assessments, Autodesk routinely reviews the remaining estimated useful lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the quarter when such determinations are made, as well as in subsequent quarters.

Goodwill

Goodwill consists of the excess of the consideration transferred over the fair value of net assets acquired in business combinations. Autodesk tests goodwill for impairment annually in its fourth fiscal quarter or more often if circumstances indicate a potential impairment may exist, or if events have affected the composition of its reporting unit. Autodesk tests goodwill for impairment by performing a quantitative assessment of whether fair value of the reporting unit is greater than its carrying value. In situations in which an entity's reporting unit is publicly traded, the fair value of the company may be approximated by its market capitalization, in performing the quantitative impairment test. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value.

Advertising Expenses

Advertising costs are expensed as incurred. Total advertising expenses incurred were $69 million in fiscal 2026, $54 million in fiscal 2025, and $64 million in fiscal 2024.

Net Income Per Share

Basic net income per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income per share is computed using the weighted average shares of common stock outstanding during the period and potentially dilutive common shares, including the effect of restricted stock units, performance share awards, and stock options using the treasury stock method.

Defined Benefit Pension Plans

The funded status of Autodesk's defined benefit pension plans is recognized in the Consolidated Balance Sheets. The funded status is measured as the difference between the fair value of plan assets and the projected benefit obligation for the fiscal years presented. The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on employee services already rendered and estimated future compensation levels. The fair value of plan assets represents the current market value of Autodesk's cumulative company and participant contributions made to the various plans in effect.

Net periodic benefit cost is recorded in the Consolidated Statements of Operations and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, and gains or losses previously recognized as a component of other comprehensive income (loss). Certain events, such as changes in the employee base, plan amendments, and changes in actuarial assumptions may result in a change in the defined benefit obligation and the corresponding change to other comprehensive loss.

The measurement of projected benefit obligations and net periodic benefit cost is based on estimates and assumptions that reflect the terms of the plans and use participant-specific information such as compensation, age and years of services, as well as certain assumptions, including estimates of discount rates, expected return of plan assets, rate of compensation increases, interest rates, and mortality rates.

Accounting Standards in Fiscal 2026

Accounting Standards Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvement to Income Tax Disclosures" ("ASU 2023-09"), to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions and applies to all entities subject to income taxes. Autodesk provided the new disclosures required by ASU 2023-09 beginning with its annual financial statements for the fiscal year ending January 31, 2026.

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which are intended to improve reportable segment disclosure requirements. ASU 2023-07 expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. All disclosure requirements of ASU 2023-07 are required for entities with a single reportable segment. Autodesk adopted the annual disclosures of ASU 2023-07 for our fiscal year ended January 31, 2025 and adopted for interim periods beginning February 1, 2025.

Recently issued accounting standards not yet adopted

In September 2025, the FASB issued ASU No. 2025-06, "Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40)" ("ASU 2025-06"), which amends certain aspects of the accounting for and disclosure of software costs under Subtopic 350-40. ASU 2025-06 eliminates accounting consideration of software development "stages". Cost capitalization will now begin solely when (1) management has authorized and committed to funding the software project, and (2) it is probable the project will be completed and the software used to perform its intended function (the probable-to-complete threshold). In evaluating the probable-to-complete recognition threshold, an entity is required to consider whether there is significant uncertainty associated with the development activities of the software. ASU 2025-06 specifies that the disclosures in Subtopic 360-10, Property, Plant, and Equipment—Overall, are required for all capitalized internal-use software costs, regardless of how those costs are presented in the financial statements. The amendments in ASU 2205-06 supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs from Subtopic 350-50 into Subtopic 350-40. ASU 2025-06 is effective for Autodesk's fiscal year beginning February 1, 2028, and interim periods within that fiscal year. Early adoption is permitted. Autodesk is currently evaluating the effect of adopting ASU 2025-06 on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures" ("ASU 2024-03"), which requires disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items on the face of the income statement. ASU 2024-03 also requires a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, disclosure of the total amount of selling expenses, and in annual reporting periods, Autodesk's definition of selling expenses. ASU 2024-03 is effective for Autodesk's fiscal year beginning February 1, 2027, and interim periods for Autodesk's fiscal year beginning February 1, 2028. Early adoption is permitted. Autodesk is currently evaluating the effect of adopting ASU 2024-03 on its disclosures.

There have been no other recent accounting pronouncements during the fiscal year ended January 31, 2026, that may have a material impact on our financial position or results of operations.

2. Revenue Recognition

Revenue Disaggregation

Autodesk recognizes revenue from the sale of (1) product subscriptions, cloud service offerings, and EBAs, (2) fees for maintenance purchased with software licenses, and (3) consulting and other products and services. The three categories are presented as line items on Autodesk's Consolidated Statements of Operations.

Information regarding the components of Autodesk's net revenue from contracts with customers by product family, geographic location, sales channel, and product type was as follows:

	Fiscal Year ended January 31,		
	2026	2025	2024
Net revenue by product family:			
Architecture, Engineering, Construction and Operations	$ 3,583	$ 2,937	$ 2,580
AutoCAD and AutoCAD LT	1,787	1,572	1,462
Manufacturing	1,379	1,189	1,063
Media and Entertainment	332	315	295
Other	125	118	97
Total net revenue	$ 7,206	$ 6,131	$ 5,497
Net revenue by geographic area:			
Americas			
U.S.	$ 2,566	$ 2,228	$ 1,978
Other Americas	612	488	460
Total Americas	3,178	2,716	2,438
Europe, Middle East and Africa	2,794	2,307	2,042
Asia Pacific	1,234	1,108	1,017
Total net revenue	$ 7,206	$ 6,131	$ 5,497
Net revenue by sales channel:			
Indirect	$ 2,646	$ 3,568	$ 3,444
Direct	4,560	2,563	2,053
Total net revenue	$ 7,206	$ 6,131	$ 5,497
Net revenue by product type:			
Design	$ 5,980	$ 5,104	$ 4,647
Make	796	654	523
Other	430	373	327
Total net revenue	$ 7,206	$ 6,131	$ 5,497

Payments for subscriptions are typically due in annual installments or upfront. Autodesk does not have any material variable consideration, such as obligations for returns, refunds, warranties, or amounts due to customers for which significant estimation or judgment is required as of the reporting date.

Remaining performance obligations consist of total short-term, long-term, and unbilled deferred revenue. As of January 31, 2026, Autodesk had remaining performance obligations of $8.30 billion, which represents the total transaction price allocated to remaining performance obligations, which are generally recognized over the next three years. We expect to recognize $5.48 billion or 66% of our remaining performance obligations as revenue during the next 12 months. We expect to recognize the remaining $2.82 billion or 34% of our remaining performance obligations as revenue thereafter.

The amount of remaining performance obligations may be impacted by the specific timing, duration, and size of customer subscription and support agreements, the specific timing of customer renewals, and foreign currency fluctuations.

Contract Balances

We receive payments from customers based on a billing schedule as established in our contracts. Contract assets relate to performance completed in advance of scheduled billings. Contract assets were not material as of January 31, 2026 and 2025. Deferred revenue relates to billings in advance of performance under the contract. The primary changes in our contract assets and deferred revenues are due to our performance under the contracts and billings.

Revenue recognized during the fiscal years ended January 31, 2026 and 2025, that was included in the deferred revenue balances at January 31, 2025 and 2024, was $3.78 billion and $3.49 billion, respectively. The satisfaction of performance obligations typically lags behind billings under revenue contracts from customers.

3. Financial Instruments

The following tables summarize the Company's financial instruments by significant investment category as of January 31, 2026 and 2025.

	January 31, 2026			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash equivalents (1):				
Money market funds	$ 1,107	$ —	$ —	$ 1,107
Commercial paper	163	—	—	163
Certificates of deposit	54	—	—	54
U.S. government securities	96	—	—	96
Other (2)	1	—	—	1
Marketable securities:				
Short-term				
Commercial paper	155	—	—	155
Corporate debt securities	66	—	—	66
U.S. government securities	67	—	—	67
Asset backed securities	25	—	—	25
Certificates of deposit	16	—	—	16
Other (3)	19	—	—	19
Long-term				
Corporate debt securities	156	1	—	157
Asset backed securities	85	—	—	85
U.S. government securities	83	—	—	83
Agency mortgage-backed securities	23	—	—	23
Other (4)	28	—	—	28
Mutual funds (5)	117	20	—	137
Total	$ 2,261	$ 21	$ —	$ 2,282

_____

(1) Included in "Cash and cash equivalents" in the accompanying Consolidated Balance Sheets. These investments are classified as debt securities.
(2) Consists of corporate debt securities.
(3) Consists primarily of agency mortgage-backed securities and agency discount notes.
(4) Consists primarily of agency bonds and sovereign government bonds.
(5) Investments in debt and equity securities that are held in a rabbi trust under non-qualified deferred compensation plans with a corresponding deferred compensation liability. $14 million was classified as current and $123 million was classified as non-current. Included in "Prepaid expenses and other current assets", "Long-term other assets", "Accrued compensation", and "Long-term other liabilities," in the accompanying Consolidated Balance Sheets.

| | January 31, 2025 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash equivalents (1):				
Money market funds	$ 618	$ —	$ —	$ 618
Commercial paper	85	—	—	85
Certificates of deposit	38	—	—	38
U.S. government securities	19	—	—	19
Other (2)	4	—	—	4
Marketable securities:				
Short-term				
Commercial paper	96	—	—	96
Corporate debt securities	79	—		79
U.S. government securities	74	—	—	74
Asset backed securities	19	—	—	19
Other (3)	19	—	—	19
Long-term				
Corporate debt securities	96	1	—	97
Asset backed securities	71	—	—	71
Agency mortgage-backed securities	40	—	—	40
U.S. government securities	52	—	(1)	51
Other (4)	8	—	—	8
Mutual Funds (5)	106	12	—	118
Total	$ 1,424	$ 13	$ (1)	$ 1,436

---

(1) Included in "Cash and cash equivalents" in the accompanying Consolidated Balance Sheets. These investments are classified as debt securities.
(2) Consists primarily of corporate debt securities.
(3) Consists primarily of agency discount bonds, agency mortgage-backed securities, mortgage-backed securities, and US treasury bonds.
(4) Consists primarily of agency collateralized mortgage obligations and supranational bonds.
(5) Investments in debt and equity securities that are held in a rabbi trust under non-qualified deferred compensation plans with a corresponding deferred compensation liability. $12 million was classified as current and $106 million was classified as non-current. Included in "Prepaid expenses and other current assets", "Long-term other assets", "Accrued compensation", and "Long-term other liabilities," in the accompanying Consolidated Balance Sheets.

The following table summarizes the fair values of investments classified as marketable debt securities by contractual maturity date as of January 31, 2026:

	Fair Value
Due within 1 year	$ 314
Due in 1 year through 5 years	384
Due in 5 years through 10 years	20
Due after 10 years	6
Total	$ 724

As of both January 31, 2026 and 2025, Autodesk had no material unrealized losses, individually and in the aggregate, for marketable debt securities that are in a continuous unrealized loss position for greater than 12 months. Total unrealized gains for securities with net gains in accumulated other comprehensive income were not material for fiscal 2026.

Autodesk monitors all marketable debt securities for potential credit losses by reviewing indicators such as, but not limited to, current credit rating, change in credit rating, credit outlook, and default risk. There were no allowances for credit

losses as of both January 31, 2026 and 2025. There were no write offs of accrued interest receivables for both fiscal 2026 and 2025.

There were no material realized gain or loss for the sales or redemptions of debt securities during fiscal 2026, 2025, and 2024. Realized gains and losses from the sale or redemption of marketable securities are recorded in "Interest and other income, net" on the Company's Consolidated Statements of Operations.

Strategic investments in equity securities

As of January 31, 2026 and 2025, Autodesk had $346 million and $168 million, respectively, in direct investments in privately held companies. These strategic investments in equity securities do not have readily determined fair values and Autodesk uses the measurement alternative to account for the adjustment to these investments in a given quarter. If Autodesk determines that an impairment has occurred, Autodesk writes down the investment to its fair value. These strategic investments in equity securities are generally subject to a security-specific restriction which limits the sale or transfer of the respective equity security during the holding period.

Adjustments to the carrying value of our strategic investments in equity securities with no readily determined fair values measured using the measurement alternative are included in Interest and Other Income (Expense), net on the Company's Consolidated Statements of Operations. These adjustments were as follows:

| | Fiscal Year Ended | | | Cumulative Amount as of |
	2026	2025	2024	January 31, 2026
Upward adjustments	$ —	$ —	$ —	$ 29
Negative adjustments, including impairments	(18)	(8)	(28)	(140)
Net adjustments	$ (18)	$ (8)	$ (28)	$ (111)

Autodesk does not consider the remaining investments to be impaired as of January 31, 2026.

Fair Value

Autodesk applies fair value accounting for certain financial assets and liabilities, which consist of cash equivalents, marketable securities, and other financial instruments, on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following tables summarize the Company's financial instruments measured at fair value on a recurring basis by significant investment category as of January 31, 2026 and 2025:

	January 31, 2026			
	Level 1	Level 2	Level 3	Total
Cash equivalents (1):				
Money market funds	$ 1,107	$ —	$ —	$ 1,107
Commercial paper	—	163	—	163
Certificates of deposit	—	54	—	54
U.S. government securities	—	96	—	96
Other (2)	—	1	—	1
Marketable securities:				
Short-term				
Commercial paper	—	155	—	155
Corporate debt securities	—	66	—	66
U.S. government securities	—	67	—	67
Asset backed securities	—	25	—	25
Certificates of deposit	—	16	—	16
Other (3)	—	19	—	19
Long-term				
Corporate debt securities	—	157	—	157
Asset backed securities	—	85	—	85
U.S. government securities	—	83	—	83
Agency bonds	—	23	—	23
Other (4)	—	28	—	28
Long-term other assets:				
Mutual funds (5)	137	—	—	137
Derivative assets:				
Derivative contract assets (6)	—	26	—	26
Derivative liabilities:				
Derivative contract liabilities (7)	—	(28)	—	(28)
Total	$ 1,244	$ 1,036	$ —	$ 2,280

_____

(1)   Included in "Cash and cash equivalents" in the accompanying Consolidated Balance Sheets. These investments are classified as debt securities.

(2)   Consists of corporate debt securities.

(3)   Consists primarily of agency mortgage-backed securities and agency discount notes.

(4)   Consists primarily of agency bonds and sovereign government bonds.

(5)   Investments in debt and equity securities that are held in a rabbi trust under non-qualified deferred compensation plans with a corresponding deferred compensation liability. Included in "Prepaid expenses and other current assets", "Long-term other assets", "Accrued compensation", and "Long-term other liabilities," in the accompanying Consolidated Balance Sheets.

(6)   Included in "Prepaid expenses and other current assets" or "Long-term other assets" in the accompanying Consolidated Balance Sheets.

(7)   Included in "Other accrued liabilities" in the accompanying Consolidated Balance Sheets.

| | January 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Cash equivalents (1):				
Money market funds	$ 618	$ —	$ —	$ 618
Commercial paper	—	85	—	85
Certificates of deposit	—	38	—	38
U.S. government securities	—	19	—	19
Other (2)	—	4	—	4
Marketable securities:				
Short-term				
Corporate debt securities	—	79	—	79
Commercial paper	—	96	—	96
Asset backed securities	—	19	—	19
U.S. government securities	—	74	—	74
Other (3)	—	19	—	19
Long-term				
Agency bonds	—	40	—	40
Corporate debt securities	—	97	—	97
U.S. government securities	—	51	—	51
Asset backed securities	—	71	—	71
Other (4)	—	8	—	8
Long-term other assets:				
Mutual Funds (5)	118	—	—	118
Derivative assets				
Derivative contract assets (6)	—	28	—	28
Derivative liabilities				
Derivative contract liabilities (7)	—	(22)	—	(22)
Total	$ 736	$ 706	$ —	$ 1,442

_____

(1) Included in "Cash and cash equivalents" in the accompanying Consolidated Balance Sheets. These investments are classified as debt securities.
(2) Consists primarily of corporate debt securities.
(3) Consists primarily of agency discount bonds, agency mortgage-backed securities, mortgage-backed securities, and US treasury bonds.
(4) Consists primarily of agency collateralized mortgage obligations and supranational bonds.
(5) Investments in debt and equity securities that are held in a rabbi trust under non-qualified deferred compensation plans with a corresponding deferred compensation liability. Included in "Prepaid expenses and other current assets", "Long-term other assets", "Accrued compensation", and "Long-term other liabilities," in the accompanying Consolidated Balance Sheets.
(6) Included in "Prepaid expenses and other current assets" or "Long-term other assets" in the accompanying Consolidated Balance Sheets.
(7) Included in "Other accrued liabilities" in the accompanying Consolidated Balance Sheets.

4. Equity Compensation

Stock Plans

The 2022 Equity Incentive Plan (the "2022 Plan") was approved by Autodesk's stockholders and became effective on June 16, 2022 and amended and restated on June 18, 2025. The 2022 Plan replaced the 2012 Employee Stock Plan, as amended, and the 2012 Outside Directors' Stock Plan, as amended (collectively, the "Prior Plans"), and no further equity awards may be granted under the Prior Plans. The 2022 Plan reserves up to 44 million shares. The 2022 Plan permits the grant of stock options, restricted stock units, and restricted stock awards to employees and non-employee members of the Board of Directors. Each restricted stock unit or restricted stock award granted will be counted against the shares authorized for issuance under the 2022 Plan as 2.08 shares. If a granted option, restricted stock unit, or restricted stock award expires or becomes unexercisable for any reason, the unpurchased or forfeited shares that were granted may be returned to the 2022 Plan and may become available for future grant under the 2022 Plan. As of January 31, 2026, 22 million shares subject to restricted stock units and restricted stock awards have been granted under the 2022 Plan. Restricted stock units that were granted under the 2022 Plan vest over one to four years from the date of grant. The 2022 Plan will expire on March 17, 2032. At January 31, 2026, approximately 24 million shares were available for future issuance under the 2022 Plan.

The following sections summarize activity under Autodesk's stock plans.

Restricted Stock Units:

A summary of restricted stock activity for the fiscal year ended January 31, 2026, was as follows:

	Unreleased Restricted Stock Units (in thousands)	Weighted average grant date fair value per share
Unvested restricted stock at January 31, 2025	5,188	$ 229.09
Granted	2,860	265.58
Vested	(3,048)	225.56
Canceled/Forfeited	(529)	236.92
Performance Adjustment (1)	6	275.23
Unvested restricted stock at January 31, 2026	4,477	$ 255.39

_____

(1)   Based on Autodesk's financial results and relative total stockholder return for the fiscal 2025 performance period. The performance stock units were attained at rates ranging from 95% to 108% of the target award.

For the restricted stock granted during fiscal years ended January 31, 2026, 2025, and 2024, the weighted average grant date fair values were $265.58, $245.32, and $200.53, respectively. The fair value of the shares vested during fiscal years ended January 31, 2026, 2025, and 2024 were $871 million, $785 million, and $580 million, respectively.

During the fiscal year ended January 31, 2026, Autodesk granted 3 million restricted stock units. Restricted stock units vest over periods ranging from one to four years from the date of grant. Restricted stock units are not considered outstanding stock at the time of grant, as the holders of these units are not entitled to any of the rights of a stockholder, including voting rights. The fair value of the restricted stock units is expensed ratably over the vesting period.

Autodesk recorded stock-based compensation expense related to restricted stock units of $596 million, $584 million, and $580 million during fiscal years ended January 31, 2026, 2025, and 2024, respectively. As of January 31, 2026, total compensation cost not yet recognized of $737 million related to unvested awards is expected to be recognized over a weighted average period of 1.80 years. At January 31, 2026, the number of restricted stock units granted but unvested was 4 million.

During the fiscal year ended January 31, 2026, Autodesk granted 332 thousand performance stock units for which the ultimate number of shares earned is determined based on the achievement of performance criteria at the end of the stated performance and service period. The performance criteria for the majority of the performance stock units are primarily based on revenue and non-GAAP operating income less stock-based compensation expense goals adopted by the Compensation and Human Resource Committee and total stockholder return compared against companies in the S&P North American Technology Software Index with a market capitalization over $2.0 billion ("Relative TSR"). The fair value of the performance stock units is expensed using the accelerated attribution method over the three-year vesting period and the performance stock units have the following vesting schedule:

- Up to one third of the performance stock units may vest following year one, depending upon the achievement of the performance criteria for fiscal 2026 as well as one-year Relative TSR (covering year one) or vest following year three depending the achievement of the performance criteria for fiscal 2026 as well as a 3-year Relative TSR (covering years one, two and three).

- Up to one third of the performance stock units may vest following year two, depending upon the achievement of the performance criteria for fiscal 2027 as well as 2-year Relative TSR (covering years one and two) or vest following year three depending the achievement of the performance criteria for fiscal 2027 as well as a 3-year Relative TSR (covering years one, two and three).

- Up to one third of the performance stock units may vest following year three, depending upon the achievement of the performance criteria for fiscal 2028 as well as 3-year Relative TSR (covering years one, two and three) or vest following year three depending the achievement of the performance criteria for fiscal 2028 as well as a 3-year Relative TSR (covering years one, two and three).

The performance criteria for the performance stock units vested during fiscal year ended January 31, 2026, was based on revenue and free cash flow goals adopted by the Compensation and Human Resource Committee.

Performance stock units are not considered outstanding stock at the time of grant, as the holders of these units are not entitled to any of the rights of a stockholder, including voting rights. The fair value of the performance stock units is expensed using the accelerated attribution over the vesting period.

Autodesk recorded stock-based compensation expense related to performance stock units of $77 million, $57 million, and $42 million during fiscal years ended January 31, 2026, 2025, and 2024, respectively. As of January 31, 2026, total compensation cost not yet recognized of $24 million related to unvested performance stock units, is expected to be recognized over a weighted average period of 1.14 years. At January 31, 2026, the number of performance stock units granted but unvested was 567 thousand.

Stock-based Compensation Expense

The following table summarizes stock-based compensation expense for fiscal 2026, 2025, and 2024, as follows:

	Fiscal Year Ended January 31,		
	2026	2025	2024
Cost of subscription and maintenance revenue	$ 42	$ 37	$ 37
Cost of other revenue	16	13	14
Marketing and sales	284	244	258
Research and development	339	304	308
General and administrative	107	88	86
Stock-based compensation expense related to stock awards and Employee Qualified Stock Purchase Plan ("ESPP") purchases	$ 788	$ 686	$ 703

For the fiscal years ended January 31, 2026, 2025, and 2024, the Company recognized tax benefits on total stock-based compensation expense of $121 million, $118 million, and $117 million, respectively, in the income tax provision in the Consolidated Statements of Operations.

For the fiscal years ended January 31, 2026, 2025, and 2024, the realized tax benefit related to awards vested or exercised during the period was $150 million, $148 million, and $112 million, respectively. The amounts do not include any indirect tax effects related to stock-based compensation.

During fiscal years ended January 31, 2026, Autodesk recorded $54 million in stock-based compensation expense reflecting a cumulative adjustment since fiscal 1999 related to the Company's ESPP. The differences were not material to any periods presented.

Autodesk measures stock-based compensation cost at the grant date fair value of the award, and recognizes expense ratably over the requisite service period, which is generally the vesting period. Autodesk determines the grant date fair value of

its stock-based payment awards for grants of employee stock purchases related to the employee stock purchase plan using the Black-Scholes-Merton ("BSM") option-pricing model. To determine the grant-date fair value of our stock-based payment awards for restricted stock units and performance stock units, we use the quoted stock price on the date of grant unless the awards are subject to market conditions, in which case we use the Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that market conditions will be achieved. These variables include our expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award, and expected dividends. The variables used in these models are reviewed when awards are granted and adjusted as needed. Stock-based compensation cost for restricted stock is measured on the closing fair market value of our common stock on the date of grant. Autodesk uses the following assumptions to estimate the fair value of stock-based awards:

	Fiscal Year Ended January 31, 2026		Fiscal Year Ended January 31, 2025		Fiscal Year Ended January 31, 2024	
	Performance Stock Unit	ESPP	Performance Stock Unit	ESPP	Performance Stock Unit	ESPP
Range of expected volatilities	29.7 - 33.4%	28.3 - 29.6%	29.4 - 31.4%	28.7 - 34.5%	40.9 - 42.5%	29.4 - 42.4%
Range of expected lives (in years)	N/A	0.5 - 2.0	N/A	0.5 - 2.0	N/A	0.5 - 2.0
Expected dividends	—%	—%	—%	—%	—%	—%
Range of risk-free interest rates	3.8 - 4.1%	3.6 - 4.3%	5.2%	3.6 - 5.4%	4.3 - 4.7%	4.3 - 5.5%

Autodesk estimates expected volatility for stock-based awards based on the average of the following two measures: (1) a measure of historical volatility in the trading market for the Company's common stock, and (2) the implied volatility of traded options to purchase shares of the Company's common stock. The expected volatility for performance stock units subject to market conditions includes the expected volatility of companies within the S&P North American Technology Software Index with a market capitalization over $2.0 billion, depending on the award type.

The range of expected lives of ESPP awards are based upon the four six-month exercise periods within a 24-month offering period.

Autodesk did not pay cash dividends in fiscal 2026, 2025, or 2024 and does not anticipate paying any cash dividends in the foreseeable future. Consequently, an expected dividend yield of zero is used in the BSM option pricing model and the Monte Carlo simulation model. The risk-free interest rate used in the BSM option pricing model and the Monte Carlo simulation model for stock-based awards is the historical yield on U.S. Treasury securities with equivalent remaining lives. Autodesk recognizes expense only for the stock-based awards that ultimately vest. Autodesk accounts for forfeitures of stock-based awards as those forfeitures occur.

Employee Qualified Stock Purchase Plan ("ESPP")

Under Autodesk's ESPP, which was approved by stockholders in 1998, as amended and restated, eligible employees may purchase shares of Autodesk's common stock at their discretion using up to 15% of their eligible compensation, subject to certain limitations, at 85% of the lower of Autodesk's closing price (fair market value) on the offering date or the exercise date. The offering period for ESPP awards consists of four six-month exercise periods within a 24-month offering period.

At January 31, 2026, a total of 3 million shares were available for future issuance. Under the ESPP, the Company issues shares on the first trading day following March 31 and September 30 of each fiscal year. The ESPP does not have an expiration date.

A summary of the ESPP activity for the fiscal years ended January 31, 2026, 2025, and 2024 was as follows:

	Fiscal year ended January 31,		
	2026	2025	2024
Issued shares (in thousands)	623	732	791
Average price of issued shares	$ 219.42	$ 165.89	$ 163.91
Weighted average grant date fair value of awards granted under the ESPP	$ 85.48	$ 78.93	$ 68.70

Autodesk recorded $115 million, $41 million, and $63 million of compensation expense associated with the ESPP in fiscal 2026, 2025, and 2024, respectively.

Equity Compensation Plan Information

The following table summarizes the number of outstanding options and awards granted to employees and directors, as well as the number of securities remaining available for future issuance under these plans as of January 31, 2026:

Plan category	(a) Number of securities to be issued upon exercise or vesting of outstanding options and awards (in millions)	(b) Weighted-average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (in millions) (1)
Equity compensation plans approved by security holders	4	$ 22.19	27
Total	4	$ 22.19	27

_____
(1)   Included in this amount are 3 million securities available for future issuance under Autodesk's ESPP.

5.   Income Taxes

The provision for income taxes consists of the following:

	Fiscal year ended January 31,		
	2026	2025	2024
Federal:			
Current	$ (65)	$ 138	$ 86
Deferred	257	(87)	(97)
Total federal	192	51	(11)
State:			
Current	(1)	19	21
Deferred	14	(5)	3
Total state	13	14	24
Foreign:			
Current	244	229	206
Deferred	30	(22)	11
Total foreign	274	207	217
Income tax provision	$ 479	$ 272	$ 230

Domestic and foreign pretax income from continuing operations is as follows:

	Fiscal Year Ended January 31,		
	2026	2025	2024
Domestic	$ 637	$ 392	$ 406
Foreign	966	992	730
Total pretax income	$ 1,603	$ 1,384	$ 1,136

For the year ended January 31, 2026, the differences between the U.S. statutory rate and the aggregate income tax provision, presented in accordance with the guidance in ASU 2023-09, are as follows:

	Fiscal year ended January 31, 2026	
U.S. federal statutory tax rate	$ 337	21 %
State and local income taxes, net of federal income tax effect	13	1 %
Foreign tax effects		
Australia		
Changes in valuation allowances	19	1 %
Other	(3)	— %
Brazil		
Withholding taxes	20	1 %
Ireland		
Statutory income tax rate differential	(74)	(5)%
Other	20	1 %
Other withholding taxes	54	3 %
Other foreign jurisdictions	(8)	— %
Effect of cross-border tax laws		
Net controlled foreign corporation tested income	164	10 %
Other effects on cross-border tax laws	(12)	(1)%
Tax credits		
Foreign tax credits	(73)	(5)%
Research and development tax credits	(30)	(2)%
Nontaxable or non-deductible items		
Tax effect of non-deductible stock-based compensation	65	4 %
Other nontaxable or non-deductible items	13	1 %
Changes in unrecognized tax benefits	(30)	(2)%
Other adjustments		
Stock compensation excess benefits	(29)	(2)%
Other adjustments	33	2 %
Income tax provision (1)	$ 479	30 %

_____
(1)   Totals may not sum due to rounding.

For fiscal 2026, state taxes in Illinois, New Jersey, New York, and Pennsylvania comprised greater than 50% of the taxes presented in the State income tax category.

For fiscal 2025 and fiscal 2024, the differences between the U.S. statutory rate and the aggregate income tax provision are presented in accordance with the guidance prior to the adoption of ASU 2023-09.

	Fiscal year ended January 31,		
	2025		2024
Income tax provision(benefit) at U.S. Federal statutory rate	$	291	$	239
State income tax benefit, net of the U.S. federal benefit		10		24
Foreign income taxed at rate different from the U.S. statutory rate		(34)		(12)
Valuation allowance adjustment		(15)		1
Tax effect of nondeductible stock-based compensation		25		38
Stock compensation windfall/shortfall		(28)		2
Research and development tax credit benefit		(18)		(17)
Closure of income tax audits and changes in uncertain tax positions		52		13
Tax effect of officer compensation in excess of $1M		9		8
Nondeductible expenses		5		2
Global intangible low-taxed income, foreign derived intangible income		(30)		(39)
Acquisition-related integration		1		(29)
Other		4		—
Income tax provision	$	272	$	230

Significant components of Autodesk's deferred tax assets and liabilities are as follows:

	January 31,		
	2026		2025
Stock-based compensation	$	55	$	55
Research and development tax credit carryforwards		139		109
Foreign tax credit carryforwards		44		20
Accrued compensation and benefits		52		19
Other accruals not currently deductible for tax		18		15
Capitalized research and development		392		696
Fixed assets		12		18
Lease liability		54		61
Tax loss carryforwards		304		14
Deferred revenue		—		427
Purchased technology		55		38
Other		65		40
Total deferred tax assets		1,190		1,512
Less: valuation allowance		(156)		(131)
Net deferred tax assets		1,034		1,381
Indefinite lived intangibles		(166)		(143)
Right-of-use assets		(34)		(37)
Deferred taxes on foreign earnings		(24)		(28)
Other		(8)		—
Total deferred tax liabilities		(232)		(208)
Net deferred tax assets	$	802	$	1,173

Deferred tax assets arise primarily from tax credits, net operating losses, and timing differences for reserves, accrued liabilities, stock options, deferred revenue, purchased technologies, and capitalized intangibles, partially offset by U.S. deferred tax liabilities primarily on acquired intangibles and valuation allowances on deferred tax assets. Autodesk regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, Autodesk evaluates whether it is more likely than not that some or all of the deferred tax assets will not be realized based on all available positive and negative evidence.

Autodesk believes it will generate sufficient future taxable income in appropriate tax jurisdictions to realize its deferred tax assets for which a valuation allowance has not been recorded. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

The Company continues to retain a valuation allowance against New Zealand, California, Massachusetts and Michigan deferred tax assets and deferred tax assets relating to capital losses or assets that will convert into a capital loss upon reversal in Australia and U.S., as the Company does not have sufficient income of the appropriate character to benefit these deferred tax assets. In fiscal 2026, a valuation allowance was established in Australia on deferred tax assets that will convert to capital loss upon reversal. The Company also released its valuation allowance in Portugal based on positive evidence supporting the realization of its deferred tax assets in fiscal 2026.

The Company has elected to recognize any potential NCTI obligations as an expense in the period it is incurred.

As of January 31, 2026, Autodesk had $1.33 billion of cumulative U.S. federal tax loss carryforwards and $812 million of cumulative U.S. state tax loss carryforwards, which may be available to reduce future income tax liabilities in federal and state jurisdictions. The U.S. federal losses generated beginning in fiscal 2019 are carried forward indefinitely. The U.S. state tax loss carryforward will expire beginning fiscal 2025 through fiscal 2046. In addition to U.S. federal and state tax loss carryforwards, Norway, New Zealand and other foreign jurisdictions incurred tax losses totaling $22 million, which may be available to reduce future income tax liabilities. Our Norway and New Zealand losses of $13 million and $7 million, respectively, have an indefinite expiration period. New Zealand losses have a full valuation allowance against them on our balance sheet as the Company has determined it is more likely than not that these losses will not be utilized.

As of January 31, 2026, Autodesk had $38 million of cumulative U.S. federal research tax credit carryforwards, $143 million of cumulative California state research tax credit carryforwards, $18 million of cumulative Massachusetts state research tax credit carryforwards, and $38 million of cumulative Canadian federal research tax credit carryforwards, which may be available to reduce future income tax liabilities in the respective jurisdictions. The federal research tax credit carryforward will expire beginning of fiscal 2046, the state research tax credit carryforwards in California and Massachusetts may reduce future California and Massachusetts income tax liabilities indefinitely in those respective states, and the Canadian research tax credit carryforwards will expire beginning fiscal 2033 through fiscal 2046. Autodesk also has $52 million of cumulative U.S. federal foreign tax credit carryforwards, which may be available to reduce future U.S. tax liabilities. These foreign tax credits will expire beginning fiscal 2032 through fiscal 2036. As discussed above, the California and Massachusetts cumulative assets have full valuation allowance against them on our balance sheet as the Company has determined it is more likely than not that these losses and credits will not be utilized.

Utilization of net operating losses and tax credits may be subject to an annual limitation due to ownership change limitations provided in the IRS and similar state provisions. This annual limitation may result in the expiration of net operating losses and credits before utilization. No ownership change has occurred through the balance sheet date that would result in permanent losses of the U.S. federal and state tax attributes.

As of January 31, 2026, the Company had $307 million of gross unrecognized tax benefits, of which $50 million would reduce our valuation allowance, if recognized. The remaining $257 million would impact the effective tax rate. The amount of unrecognized tax benefits that will decrease in the next twelve months due to statute lapses is $162 million.

A reconciliation of the beginning and ending amount of the gross unrecognized tax benefits is as follows:

	Fiscal Year Ended January 31,		
	2026	2025	2024
Gross unrecognized tax benefits at the beginning of the fiscal year	$ 312	$ 261	$ 238
Increases for tax positions of prior years	20	31	23
Decreases for tax positions of prior years	(7)	—	(11)
Increases for tax positions related to the current year	21	29	13
Decreases relating to settlements with taxing authorities	—	(9)	—
Reductions as a result of lapse of the statute of limitations	(39)	—	(2)
Gross unrecognized tax benefits at the end of the fiscal year	$ 307	$ 312	$ 261

It is the Company's continuing practice to recognize interest and/or penalties related to income tax matters in income tax expense. Autodesk had $20 million, $15 million, and $7 million, net of tax benefit, accrued for interest and penalties related to unrecognized tax benefits as of January 31, 2026, 2025, and 2024, respectively. There was $4 million, $9 million, and $2 million of net expense for interest and penalties related to tax matters recorded through the Consolidated Statements of Operations for fiscal 2026, fiscal 2025, and fiscal 2024, respectively.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. As of fiscal 2026, tax years 2023 through 2026 remain subject to examination by the relevant tax authorities. Although tax years prior to 2023 are generally closed, tax authorities may review and adjust net operating loss carryforwards, tax credit carryforwards, and other tax attributes generated in closed years to the extent such attributes are utilized in an open tax year.

Autodesk files tax returns in multiple foreign taxing jurisdictions with open tax years ranging from fiscal 2005 to 2026.

Cash taxes paid is as follows:

	Fiscal year ended January 31,
	2026
Federal	$ —
State	(1)
Foreign	—
Brazil	19
Ireland	119
Singapore	15
Other foreign jurisdictions	106
Total cash taxes paid	$ 258

6. Acquisitions

The results of operations for the following acquisitions are included in the accompanying Consolidated Statements of Operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of these acquisitions were not material to Autodesk's Consolidated Financial Statements.

Fiscal 2026 Acquisitions

During the fiscal year ended January 31, 2026, Autodesk did not complete any business combinations.

Fiscal 2025 Acquisitions

On May 20, 2024, Autodesk acquired 100% of Aether Media, Inc. ("Aether"), a provider of a cloud-based artificial intelligence pipeline for creating computer-generated 3D characters into live-action scenes, for total consideration of $131 million in cash. Of the total consideration transferred, $122 million was considered purchase consideration.

On March 15, 2024, Autodesk acquired 100% of the PIX business of X2X, LLC ("PIX"), a production management solution for secure review and content collaboration in the media and entertainment industry for total consideration of $266 million in cash.

On February 20, 2024, Autodesk acquired 100% of the outstanding stock of Payapps Limited ("Payapps"), a leading cloud-based software platform for managing construction-related payments, for total consideration of $387 million in cash. Of the total consideration transferred, $381 million was considered purchase consideration.

The results of operations for fiscal 2025 acquisitions were included in the accompanying Consolidated Statement of Operations from the dates of the respective acquisitions. Goodwill of $164 million and $185 million is expected to be deductible for U.S. income tax purposes for Payapps and PIX, respectively. No goodwill is deductible for U.S. income tax purposes for Aether.

Fiscal 2024 Acquisitions

During the fiscal year ended January 31, 2024, Autodesk completed three business combinations. The acquisition-date fair value of the consideration transferred totaled $85 million in cash. Of the total consideration transferred, $71 million was considered purchase consideration.

The results of operations for fiscal 2024 acquisitions were included in the accompanying Consolidated Statement of Operations from the dates of the respective acquisitions. Goodwill of $34 million is deductible for U.S. income tax purposes.

7. Balance Sheet Components

Accounts Receivable, Net

Accounts receivable, net, consisted of the following as of January 31:

	2026	2025
Trade accounts receivable	$ 1,535	$ 1,086
Less: Allowance for credit losses	(4)	(3)
Product returns reserve	(13)	(8)
Partner programs and other obligations	(79)	(67)
Accounts receivable, net	$ 1,439	$ 1,008

Allowances for credit losses on trade receivables and contract assets were not material as of January 31, 2026 and 2025.

Intangible Assets, Net

Intangible assets and related accumulated amortization at January 31, 2026 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$ 749	$ (534)	$ 215
Developed technologies	1,189	(947)	242
Trade names and patents	122	(118)	4
Other	9	(3)	6
Total intangible assets	$ 2,069	$ (1,602)	$ 467

Intangible assets and related accumulated amortization at January 31, 2025 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$ 735	$ (480)	$ 255
Developed technologies	1,154	(849)	305
Trade names and patents	122	(115)	7
Other	7	—	7
Total intangible assets	$ 2,018	$ (1,444)	$ 574

The majority of Autodesk's intangible assets are amortized to expense over the estimated economic life, which ranges from 3 to 15 years. Amortization expense for intangible assets was $150 million in fiscal 2026, $134 million in fiscal 2025, and $89 million in fiscal 2024.

The weighted average amortization period for intangible assets during fiscal 2026 was 7.0 years. Expected future amortization expense for intangible assets for each of the fiscal years ended thereafter is as follows:

	Fiscal Year ended January 31,
2027	$ 156
2028	105
2029	80
2030	31
2031	16
Thereafter	79
Total	$ 467

Computer Equipment, Software, Furniture, and Leasehold Improvements, Net

Computer equipment, software, furniture, leasehold improvements, and the related accumulated depreciation at January 31 were as follows:

	2026	2025
Computer hardware, at cost	$ 90	$ 103
Computer software, at cost	61	42
Furniture and equipment, at cost	104	100
Leasehold improvements, land and buildings, at cost	349	333
	604	578
Less: Accumulated depreciation	(483)	(461)
Computer equipment, software, furniture, and leasehold improvements, net	$ 121	$ 117

Depreciation expense was $43 million in fiscal 2026, $43 million in fiscal 2025, and $47 million in fiscal 2024. Impairment losses were not material in fiscal years ended January 31, 2026, 2025, and 2024.

Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities, if material, and immediately expensed for preliminary project activities and post-implementation activities. These capitalized costs are amortized straight-line over the software's expected useful life, which is generally three years. Autodesk had no material capitalized internal use software development costs at January 31, 2026 and 2025.

Goodwill

The following table summarizes the changes in the carrying amount of goodwill as of January 31:

	2026	2025
Goodwill beginning of the year (1)	$ 4,242	$ 3,653
Additions arising from acquisitions during the year	—	619
Effect of foreign currency translation and measurement period adjustments (2)	53	(30)
Goodwill, end of the year (1)	$ 4,295	$ 4,242

_____

(1) Accumulated impairment losses as of both January 31, 2026 and 2025, were $149 million.
(2) Measurement period adjustments reflect revisions made to the Company's preliminary determination of estimated fair value of assets and liabilities assumed.

Autodesk did not recognize any goodwill impairment losses during the fiscal years ended January 31, 2026, 2025 and 2024.

8. Borrowing Arrangements

In May 2025, the Company terminated its previous credit agreement and entered into a new Credit Agreement ("2025 Credit Agreement") by and among the Company, the lenders party thereto and Citibank, N.A. ("Citibank"), as administrative agent, which provides for an unsecured revolving loan facility in the aggregate principal amount of $1.5 billion, with an option to increase the principal amount to $2 billion subject to receipt of additional commitments and other customary conditions. The revolving credit facility is available for working capital and general corporate purposes. The 2025 Credit Agreement contains customary covenants that could, among other things, restrict the imposition of liens on Autodesk's assets, and restrict Autodesk's ability to incur additional indebtedness or make dispositions of assets if Autodesk fails to maintain compliance with the financial covenants. The 2025 Credit Agreement requires the Company to maintain a maximum leverage ratio of Consolidated Covenant Debt to Consolidated EBITDA (each as defined in the 2025 Credit Agreement) no greater than 3.50:1.00 during the term of the credit facility, subject to adjustment following the consummation of certain acquisitions up to 4.00:1.00 for up to four consecutive fiscal quarters. At January 31, 2026, Autodesk was in compliance with the 2025 Credit Agreement covenants. Revolving loans under the 2025 Credit Agreement will bear interest, at the Company's option, at either (i) a per annum rate equal to the Base Rate (as defined in the 2025 Credit Agreement) or (ii) a per annum rate equal to the rate at which dollar deposits are offered in the Secured Overnight Financing Rate, plus a margin of between 0.575% and 1.000%, depending on the Company's Public Debt Rating. The Company is also obligated to pay to each lender a facility fee on a

quarterly basis based on amounts committed (whether used or unused) under the revolving facility of between 0.050% and 0.125% per annum, depending on the Company's Public Debt Rating. The scheduled termination date under the 2025 Credit Agreement is May 8, 2030, which termination date may be extended with respect to some or all of the commitments under the 2025 Credit Agreement subject to certain terms and conditions, including the consent of each lender holding commitments to be extended. As of January 31, 2026, Autodesk had no outstanding borrowings under the 2025 Credit Agreement.

The outstanding borrowings as of January 31, 2026, were as follows:

Instrument	Date of Issuance	Principal Outstanding	Fair value
5.30% Senior Notes due June 15, 2035 (1)	June 2025	$ 500	$ 514
2.40% Senior Notes due December 15, 2031	October 2021	1,000	889
2.85% Senior Notes due January 15, 2030	January 2020	500	473
3.50% Senior Notes due June 15, 2027	June 2017	500	496
Total principal outstanding		2,500	
Less unamortized debt discount and issuance costs (2)		17	
Total notes payable, net		$ 2,483	

_____

(1) A portion of the proceeds of the senior notes was used for the repayment of $300 million of 4.375% notes due June 15, 2025, and the remainder is available for general corporate purposes.

(2) Both the debt discount and issuance costs are being amortized to interest expense over the term of the senior notes using the effective interest method.

The 2025 Notes, 2021 Notes, 2020 Notes, and the 2017 Notes may all be redeemed at any time, subject to a make whole premium. In addition, upon the occurrence of certain change of control triggering events, Autodesk may be required to repurchase all the Notes, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. All Notes contain restrictive covenants that limit Autodesk's ability to create certain liens,to enter into certain sale and leaseback transactions and to consolidate or merge with, or convey, transfer, or lease all or substantially all of its assets, subject to important qualifications and exceptions.

The expected future principal payments for all borrowings as of January 31, 2026, were as follows:

Fiscal year ending	
2027	$ —
2028	500
2029	—
2030	500
2031	—
Thereafter	1,500
Total principal outstanding	$ 2,500

9. Leases

Autodesk has operating leases for real estate and certain equipment. Leases have remaining lease terms of less than 1 year to 64 years, some of which include options to extend the lease with renewal terms ranging from 1 year to 5 years and some of which include options to terminate the leases within less than 1 year to 4 years. Options to extend or terminate the lease are considered in determining the lease term when it is reasonably certain that the option will be exercised. Payments under our lease arrangements are primarily fixed, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease assets and liabilities. These amounts include payments affected by the Consumer Price Index, payments for common area maintenance that are subject to annual reconciliation, and payments for maintenance and utilities. The Company's leases do not contain residual value guarantees or material restrictive covenants. Short-term leases are recognized in the Consolidated Statement of Operations on a straight-line basis over the lease term. Short-term lease expense was not material for the periods presented. Changes in operating lease right-of-use assets and operating lease liabilities are presented net in the "accounts payable and other liabilities" line in the Consolidated Statements of Cash Flows with the exception of "Lease-related asset impairments" which is presented in "Adjustments to reconcile net income to net cash provided by operating activities".

During the fiscal years ended January 31, 2026, 2025, and 2024, Autodesk recorded total operating lease right-of-use

assets impairment charges of $12 million, nil and $9 million, respectively. Autodesk assessed the asset groupings for disaggregation based on the proposed changes in use of the facilities. For asset groups where impairment was triggered, Autodesk utilized an income approach to value the asset groups by developing discounted cash flow models. The significant assumptions used in the discounted cash flow models for each of the asset groups included projected sublease income over the remaining lease terms, expected downtime prior to the commencement of future subleases, expected lease incentives offered to future tenants, and discount rates that reflected the level of risk associated with these future cash flows. These significant assumptions are considered Level 1 and Level 2 inputs in accordance with the fair value hierarchy described in Note 1, "Business and Summary of Significant Accounting Policies." The operating lease right-of-use assets and other lease-related assets charges are included in "Restructuring, other exit costs, and facility reductions" in the Company's Consolidated Statements of Operations.

The components of lease cost were as follows:

	Fiscal Year Ended January 31, 2026					
	Cost of subscription and maintenance revenue	Cost of other revenue	Marketing and sales	Research and development	General and administrative	Total
Operating lease cost	$ 6	$ 2	$ 20	$ 21	$ 9	$ 58
Variable lease cost	1	—	3	4	2	10

	Fiscal Year Ended January 31, 2025					
	Cost of subscription and maintenance revenue	Cost of other revenue	Marketing and sales	Research and development	General and administrative	Total
Operating lease cost	$ 6	$ 2	$ 25	$ 22	$ 11	$ 66
Variable lease cost	1	—	5	5	2	13

	Fiscal Year Ended January 31, 2024					
	Cost of subscription and maintenance revenue	Cost of other revenue	Marketing and sales	Research and development	General and administrative	Total
Operating lease cost	$ 7	$ 2	$ 28	$ 23	$ 11	$ 71
Variable lease cost	1	1	6	5	3	16

Supplemental operating cash flow information related to leases was as follows:

	Fiscal Year Ended January 31, 2026	Fiscal Year Ended January 31, 2025	Fiscal Year Ended January 31, 2024
Cash paid for operating leases included in operating cash flows (1)	$ 89	$ 93	$ 112
Non-cash operating lease liabilities arising from obtaining operating right-of-use assets	45	3	48

_____

(1) Includes $10 million, $13 million, and $16 million in variable lease payments not included in "Operating lease liabilities" and "Long-term operating lease liabilities" on the Consolidated Balance Sheet for fiscal years ended January 31, 2026, 2025, and 2024, respectively.

The weighted average remaining lease term for operating leases is 5.3 years and 5.8 years at January 31, 2026 and 2025, respectively. The weighted average discount rate was 3.42% and 2.90% at January 31, 2026 and 2025, respectively,

Maturities of operating lease liabilities were as follows:

Fiscal year ending		
2027	$	60
2028		61
2029		56
2030		37
2031		30
Thereafter		31
		275
Less imputed interest		24
Present value of operating lease liabilities	$	251

Operating lease amounts in the table above do not include sublease income payments of $55 million. Autodesk expects to receive sublease income payments of approximately $45 million for fiscal 2027 through fiscal 2031 and $10 million thereafter.

As of January 31, 2026, Autodesk had no material operating lease minimum lease payments for executed leases that have not yet commenced.

10. Derivative Instruments

The effects of derivatives designated as hedging instruments on Autodesk's Consolidated Statements of Operations were as follows for the fiscal years ended January 31, 2026, 2025, and 2024, (amounts presented include any income tax effects):

	Fiscal Year Ended January 31,					
	2026		**2025**		**2024**	
Amount of gain (loss) recognized in accumulated other comprehensive loss, net of tax, (effective portion)	$	(41)	$	1	$	(41)
Amount and location of gain (loss) reclassified from accumulated other comprehensive loss into income (effective portion)						
Net revenue	$	6	$	19	$	57
Cost of revenue		3		—		—
Operating expenses		11		(5)		—
Total	$	20	$	14	$	57

The amount and location of gain (loss) recognized in net income of derivatives not designated as hedging instruments on Autodesk's Consolidated Statements of Operations were as follows for the fiscal years ended January 31, 2026, 2025, and 2024, (amounts presented include any income tax effects):

	Fiscal Year Ended January 31,					
	2026		**2025**		**2024**	
Interest and other income, net	$	26	$	22	$	9

See Note 3, "Financial Instruments" for the fair values of derivative instruments in Autodesk's Consolidated Balance Sheets as of January 31, 2026, and 2025.

Foreign currency contracts designated as cash flow hedges

Autodesk uses foreign currency contracts to reduce the exchange rate impact on a portion of the net revenue or operating expense of certain anticipated transactions. These currency collars and forward contracts are designated and documented as cash flow hedges. The effectiveness of the cash flow hedge contracts is assessed quantitatively using regression at inception and thereafter. To receive cash flow hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge relationship and the hedges are expected to be highly effective in offsetting changes to future cash flows on hedged transactions. The notional amounts of these contracts are presented net settled and were $2.06 billion at January 31, 2026, and $1.52 billion at January 31, 2025. Outstanding contracts are recognized as either assets or liabilities on the Company's Consolidated Balance Sheets at fair value. The gains and losses on these hedges are included in "Accumulated other

comprehensive loss" and are reclassified into earnings at the time the forecasted revenue or expense is recognized. The majority of the net loss of $17 million remaining in "Accumulated other comprehensive loss" as of January 31, 2026, is expected to be recognized into earnings within the next 24 months. Derivative contracts and related gain (loss) are presented within "Net cash provided by operating activities" in the Company's Consolidated Statements of Cash Flow.

In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, Autodesk reclassifies and discloses the gain or loss on the related cash flow hedge from "Accumulated other comprehensive loss" to "Interest and other income, net" in the Company's Consolidated Financial Statements at that time.

Derivatives not designated as hedging instruments

Autodesk uses foreign currency contracts that are not designated as hedging instruments to reduce the exchange rate risk associated primarily with foreign currency denominated receivables, payables, and cash. The notional amounts of these foreign currency contracts are presented net settled and were $858 million at January 31, 2026, and $1.14 billion at January 31, 2025.

These forward contracts are marked-to-market at the end of each fiscal quarter with gains and losses recognized as "Interest and other income, net." These derivative instruments do not subject the Company to material balance sheet risk due to exchange rate movements because gains and losses on these derivative instruments are intended to offset the gains or losses resulting from the revaluation and settlement of the underlying foreign currency denominated receivables, payables, and cash.

11. Restructuring, other exit costs, and facility reductions

During the fourth fiscal quarter ended January 31, 2026, Autodesk initiated a restructuring plan ("January 2026 Plan") that represents the culmination of Autodesk's sales and marketing optimization program. The January 2026 Plan also reallocates resources in certain other functions to accelerate Autodesk's strategic priorities. The January 2026 Plan includes a reduction in force that will result in the aggregate termination of approximately 7% of the Company's workforce, or approximately 1,000 employees, and facility reductions. Total pre-tax restructuring charges are estimated to be approximately $135 million to $160 million (inclusive of $100 million accrued as of January 31, 2026). Autodesk expects to complete the January 2026 Plan by the end of its fourth quarter of fiscal 2027 (ending January 31, 2027).

During fiscal 2026, Autodesk initiated a restructuring plan ("2026 Plan") to support Autodesk's initiatives to optimize its go-to-market organization and, at the same time, to reallocate resources to Autodesk's strategic priorities of investments in cloud, platform and artificial intelligence. With this restructuring plan, Autodesk is realigning roles to maximize talent investments and to distribute critical expertise globally. The 2026 Plan is substantially complete.

The following table sets forth the restructuring and other exit costs liability as of January 31, 2026:

	Balances, January 31, 2025	Additions (3)	Payments	Balances, January 31, 2026
January 2026 Plan				
Employee terminations costs (1)	$ —	$ 98	$ (1)	$ 97
Other exit costs (2)	—	2	—	2
2026 Plan				
Employee terminations costs (1)	15	93	(107)	1
Other exit costs (2)	—	4	(4)	—
Total	$ 15	$ 197	$ (112)	$ 100

(1) Recorded in the Consolidated Balance Sheets under "Accrued compensation."
(2) Recorded in the Consolidated Balance Sheets under "Accounts payable."
(3) Recorded in the Consolidated Statements of Operations under "Restructuring, other exit costs, and facility reductions".

During the fiscal year ended January 31, 2026, Autodesk recorded $12 million in lease-related assets impairments and $7 million in impairment charges to computer equipment, software, furniture, and leasehold improvements for facility reductions related to the 2026 Plan. These costs are included in "Restructuring, other exit costs, and facility reductions" on the Company's Consolidated Statements of Operations.

12. Commitments and Contingencies

Purchase Commitments

In the normal course of business, Autodesk enters into various purchase commitments for goods or services. These purchase commitments primarily result from contracts entered into for the acquisition of cloud services, marketing, and commitments related to our investment agreements with limited liability partnership funds.

Total non-cancellable purchase commitments as of January 31, 2026, were as follows:

2027	$	303
2028		231
2029		69
2030		7
2031		3
2032-2034		5
Total	$	618

Autodesk has certain royalty commitments associated with the sale and licensing of certain products. Royalty expense is generally based on a fixed rate over a specified period, dollar amount per unit sold or a percentage of the underlying revenue. Royalty expense, which was recorded under cost of subscription and maintenance revenue and cost of other revenue on Autodesk's Consolidated Statements of Operations, was $21 million in fiscal 2026, $23 million in fiscal 2025, and $21 million in fiscal 2024.

Guarantees and Indemnifications

In the normal course of business, Autodesk provides indemnifications of varying scopes, including limited product warranties and indemnification of customers against claims of intellectual property infringement made by third parties arising from the use of its products or services. Autodesk accrues for known indemnification issues if a loss is probable and can be reasonably estimated. Historically, costs related to these indemnifications have not been significant, and because potential future costs are highly variable, Autodesk is unable to estimate the maximum potential impact of these indemnifications on its future results of operations.

In connection with the purchase, sale, or license of assets or businesses with third parties, Autodesk has entered into or assumed customary indemnification agreements related to the assets or businesses purchased, sold, or licensed. Historically, costs related to these indemnifications have not been significant, and because potential future costs are highly variable, Autodesk is unable to estimate the maximum potential impact of these indemnifications on its future results of operations.

As permitted under Delaware law, Autodesk has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at Autodesk's request in such capacity. The maximum potential amount of future payments Autodesk could be required to make under these indemnification agreements is unlimited; however, Autodesk has directors' and officers' liability insurance coverage that is intended to reduce its financial exposure and may enable Autodesk to recover a portion of any future amounts paid. Autodesk believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

Legal Proceedings

Autodesk is involved in a variety of claims, suits, inquiries, investigations, and proceedings in the normal course of business including claims of alleged infringement of intellectual property rights, commercial, employment, tax, prosecution of unauthorized use, business practices, and other matters. Autodesk routinely reviews the status of each significant matter and assesses its potential financial exposure. If the potential loss from any matter is considered probable and the amount can be reasonably estimated, Autodesk records a liability for the estimated loss. Because of inherent uncertainties related to these legal matters, Autodesk bases its loss accruals on the best information available at the time. As additional information becomes available, Autodesk reassesses its potential liability and may revise its estimates. In the Company's opinion, resolution of pending matters is not expected to have a material adverse impact on its consolidated results of operations, cash flows, or its financial position. Given the unpredictable nature of legal proceedings, there is a reasonable possibility that an unfavorable resolution of one or more such proceedings could in the future materially affect the Company's results of operations, cash flows, or financial position in a particular period, however, based on the information known by the Company as of the date of

this filing and the rules and regulations applicable to the preparation of the Company's financial statements, any such amount is either immaterial or it is not possible to provide an estimated amount of any such potential loss.

In early March 2024, the Audit Committee of Autodesk's Board of Directors commenced an internal investigation with the assistance of outside counsel and advisors regarding the Company's free cash flow and non-GAAP operating margin practices (the "Internal Investigation"). On March 8, 2024, the Company voluntarily contacted the U.S. Securities and Exchange Commission ("SEC") to inform it of the Internal Investigation. On April 3, 2024, the United States Attorney's Office for the Northern District of California ("USAO") contacted the Company regarding the Internal Investigation. The Company cooperated with the SEC and USAO, including by providing certain documents and information. On August 19, 2025, the SEC notified the Company that it was closing its matter. On August 21, 2025, the USAO notified the Company that it was closing its matter as well.

On April 24, 2024, Michael Barkasi filed a purported federal securities class action complaint in the Northern District of California against the Company, our Chief Executive Officer, Andrew Anagnost, and our former Chief Financial Officer, Deborah L. Clifford. The complaint, which was filed shortly after the Company's announcement of the Internal Investigation, generally alleged that the defendants made false and misleading statements in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 10b-5 promulgated thereunder. On July 10, 2024, the Court appointed a lead plaintiff in the action, and an amended complaint was filed on September 16, 2024. The action purported to be brought on behalf of those who purchased or otherwise acquired the Company's securities between February 23, 2023 and April 16, 2024, and sought unspecified damages and other relief. On November 25, 2024, defendants filed a motion to dismiss the complaint. On July 18, 2025, the Court granted defendants' motion to dismiss with leave to amend.

On August 8, 2025, plaintiffs filed an amended complaint, which purported to assert claims under Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder. Defendants' motion to dismiss the amended complaint was filed on August 29, 2025. On January 26, 2026, the Court granted defendants' motion to dismiss the amended compliant with prejudice. On February 12, 2026, the Court entered judgment. Plaintiffs have thirty days from entry of judgment to file a notice of appeal. At this stage, the Company cannot reasonably estimate the amount of any possible financial loss that could result from this matter.

13. Stock Repurchase Program

Autodesk has stock repurchase programs that are used to offset dilution from the issuance of stock under the Company's employee stock plans and for such other purposes as may be in the interests of Autodesk and its stockholders, which has the effect of returning excess cash generated from the Company's business to stockholders. Autodesk repurchased and retired 5 million shares in fiscal 2026 at an average repurchase price of $290.38 per share, 3 million shares in fiscal 2025 at an average repurchase price of $278.86 per share, and 4 million shares in fiscal 2024 at an average repurchase price of $201.54 per share.

At January 31, 2026, $2.48 billion and $5 billion remained available for repurchase under the November 2022 and November 2024 repurchase programs approved by the Board of Directors, respectively. The share repurchase programs do not have an expiration date and the pace and timing of repurchases will depend on factors such as cash generation from operations, available surplus, the volume of employee stock plan activity, remaining shares available in the authorized pool, cash requirements for acquisitions, cash requirements to retire outstanding debt, economic and market conditions, stock price, and legal and regulatory requirements.

14. Interest and Other Income (Expense), net

Interest and other income, net, consists of the following:

	Fiscal Year Ended January 31,					
	2026		2025		2024	
Interest and investment income, net	$	20	$	28	$	26
Gain on foreign currency		7		6		10
Loss on strategic investments		(9)		(10)		(32)
Other income		7		6		4
Interest and other income, net	$	25	$	30	$	8

15. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, net of taxes, consisted of the following:

	Net Unrealized Gains (Losses) on Derivative Instruments	Net Unrealized Gains (Losses) on Available for Sale Securities	Defined Benefit Pension Components	Foreign Currency Translation Adjustments	Total
Balances, January 31, 2024	$ 23	$ 20	$ (24)	$ (253)	$ (234)
Other comprehensive income (loss) before reclassifications	13	1	(2)	(50)	(38)
Pre-tax (gain) loss reclassified from accumulated other comprehensive income	(14)	(1)	1	—	(14)
Tax effects	2	—	—	(1)	1
Net current period other comprehensive (loss) income	1	—	(1)	(51)	(51)
Balances, January 31, 2025	24	20	(25)	(304)	(285)
Other comprehensive income (loss) before reclassifications	(26)	3	(2)	95	70
Pre-tax (gain) loss reclassified from accumulated other comprehensive income	(20)	(1)	—	—	(21)
Tax effects	5	—	—	(1)	4
Net current period other comprehensive (loss) income	(41)	2	(2)	94	53
Balances, January 31, 2026	$ (17)	$ 22	$ (27)	$ (210)	$ (232)

Reclassifications related to gains and losses on available-for-sale debt securities are included in "Interest and other income, net." Refer to Note 10, "Derivative Instruments" for the amount and location of reclassifications related to derivative instruments. Reclassifications of the defined benefit pension components of net periodic benefit cost are included in "Interest and other income, net."

16. Net Income Per Share

Basic net income per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income per share is computed using the weighted average number of shares of common stock outstanding during the period and potentially dilutive common shares, including the effect of restricted stock units, performance share awards, and stock options using the treasury stock method. The following table sets forth the computation of the numerators and denominators used in the basic and diluted net income per share amounts:

	Fiscal Year Ended January 31,		
	2026	2025	2024
Numerator:			
Net income	$ 1,124	$ 1,112	$ 906
Denominator:			
Weighted average shares for basic net income per share	213	215	214
Effect of dilutive securities	2	2	2
Weighted average shares for dilutive net income per share	215	217	216
Basic net income per share	$ 5.28	$ 5.17	$ 4.23
Diluted net income per share	$ 5.23	$ 5.12	$ 4.19

The computation of diluted net income per share does not include shares that are anti-dilutive under the treasury stock method because their exercise prices are higher than the average market value of Autodesk's stock during the fiscal year. The effect of 67 thousand, 92 thousand, and 297 thousand anti-dilutive shares were excluded from the computation of diluted net income per share for the fiscal years ended January 31, 2026, 2025, and 2024, respectively.

17. Segments

Autodesk operates in one operating and reportable segment, the Company as a whole. The chief operating decision maker ("CODM") assesses performance and decides how to allocate resources based on consolidated net income as reported on the Consolidated Statements of Operations. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the CODM in deciding how to allocate resources and assess performance. Autodesk reports segment information based on the "management" approach. The management approach designates the internal reporting used by management for making decisions, allocating resources, and assessing performance as the source of the Company's reportable segments. The description of Autodesk's products and offerings and accounting policies are described in Note 1, "Business and Summary of Significant Accounting Policies". The measure of Autodesk's segment assets is reported on the Consolidated Balance Sheets as total assets. Autodesk determined that the Company's Chief Executive Officer, serves as the CODM.

The CODM reviews financial information presented on a consolidated basis for purposes of allocating resources, evaluating financial performance, and making operating decisions of Autodesk. Consolidated net income is indicative of financial performance and is monitored by the CODM. The CODM considers budget to actual comparisons of total net revenue and consolidated net income on a regular basis when assessing the operating results and making resource decisions to improve profitability. The CODM also uses the budget to actual comparisons of total net revenue and consolidated net income to make decisions aligned with Autodesk's strategic initiatives and go-to market strategies and capital allocation priorities.

The following table presents information about Autodesk's reported segment total net revenue, segment profit, and significant segment expenses:

	Fiscal Year ended January 31,		
	2026	2025	2024
Total net revenue	$ 7,206	$ 6,131	$ 5,497
Less (1):			
Cost of subscription and maintenance revenue (2)	420	376	344
Cost of other revenue (2)	74	67	68
Amortization of developed technologies	97	85	48
Marketing and sales (2)	1,666	1,670	1,548
Research and development (2)	1,304	1,181	1,065
General and administrative (2)	563	541	524
Amortization of purchased intangibles	53	49	42
Restructuring, other exit costs, and facility reductions	216	15	—
New transaction model (3)	447	107	27
Stock-based compensation	788	686	703
Interest and other (income) expense, net	(25)	(30)	(8)
Provision for income taxes	479	272	230
Consolidated net income	$ 1,124	$ 1,112	$ 906

_____
(1) Significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2) The amounts of new transaction model and stock-based compensation are excluded from this line and presented separately within this table.
(3) New transaction model costs include sales incentives to solution providers, transaction fees, and internal operating costs.

The following table presents information about Autodesk's other segment disclosures:

	Fiscal Year ended January 31,		
	2026	2025	2024
Interest income	$ 83	$ 85	$ 91
Interest expense	80	71	71
Depreciation, amortization, and accretion expense	195	180	139
Amortization of costs to obtain a contract with a customer	536	212	140

Other significant non-cash items include stock-based compensation. See disclosure in table above.

Information regarding Autodesk's long-lived assets by geographic area were as follows:

	January 31,			
	2026		2025	
Long-lived assets:				
Americas				
U.S.	$	152	$	170
Other Americas		15		13
Total Americas		167		183
Europe, Middle East, and Africa		56		64
Asia Pacific		55		39
Total long-lived assets	$	278	$	286

18. Retirement Benefit Plans

Pretax Savings Plan

Autodesk has a 401(k) plan that covers nearly all U.S. employees. Eligible employees may contribute up to 75% of their pretax salary, subject to limitations mandated by the Internal Revenue Service. Autodesk makes voluntary cash contributions and matches a portion of employee contributions in cash. Autodesk's contributions were $26 million in fiscal 2026, $27 million in fiscal 2025, and $26 million in fiscal 2024. Autodesk does not allow participants to invest in Autodesk common stock through the 401(k) plan.

Defined Benefit Pension Plans

Autodesk provides certain defined benefit pension plans to employees located in countries outside of the United States, primarily the United Kingdom, Switzerland, and Japan. The Company deposits funds for specific plans, consistent with the requirements of local law, with insurance companies or third-party trustees, or into government-managed accounts, and accrues for the unfunded portion of the obligation, where material.

The projected benefit obligation was $85 million and $78 million as of January 31, 2026, and January 31, 2025, respectively. The accumulated benefit obligation was $75 million and $70 million as of January 31, 2026, and January 31, 2025, respectively. The related fair value of plan assets was $84 million and $74 million as of January 31, 2026, and January 31, 2025, respectively. Our defined pension plan assets are measured at fair value and consist primarily of insurance contracts categorized as level 2 in the fair value hierarchy and an investment fund valued using net asset value. The insurance contracts represent the immediate cash surrender value of assets managed by qualified insurance companies. The assets held in the investment fund are invested in a diversified growth fund actively managed by a third party.

Autodesk recognized an aggregate pension liability for the funded status of $10 million and $9 million in "Long-term other liabilities" on the Consolidated Balance Sheet as of January 31, 2026, and January 31, 2025, respectively. Our total net periodic pension plan cost was $3 million, $3 million and $2 million for fiscal years 2026, 2025, and 2024, respectively.

Our expected funding for the plans during fiscal 2027 is approximately $5 million.

Estimated Future Benefit Payments

Estimated benefit payments over the next 10 fiscal years are as follows:

	Pension Benefits	
2027	$	5
2028		4
2029		5
2030		5
2031		5
2032-2036		25
Total	$	49

Defined Contribution Plans

Autodesk also provides defined contribution plans in certain foreign countries where required by statute. Autodesk's funding policy for foreign defined contribution plans is consistent with the local requirements in each country. Autodesk's contributions to these plans were $50 million in fiscal 2026, $47 million in fiscal 2025, and $43 million in fiscal 2024.

Cash Balance Plans

Autodesk provides a cash balance plan that ensures the risks of disability, death, and longevity, in which the vested pension capital is reinvested and provides a 100% capital and interest guarantee. The weighted-average guaranteed interest crediting rate for cash balance plans was 1%, 1%, and 1% for mandatory retirement savings and 0.5%, 0.5%, and 0.3% for supplementary retirement savings for fiscal 2026, 2025, and 2024, respectively.

Other Plans

In addition, Autodesk offers a non-qualified deferred compensation plan to certain key employees whereby they may defer a portion (or all) of their annual compensation until retirement or a different date specified by the employee in accordance with terms of the plan. See Note 7, "Balance Sheet Components," for further discussion.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Autodesk, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Autodesk, Inc. (the Company) as of January 31, 2026 and 2025, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2026, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 3, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

Description of the Matter
As discussed in Note 1 to the consolidated financial statements, the Company enters into contracts with its customers that may include promises to transfer term-based product subscriptions, cloud service offerings, and support services. Revenue is recognized when control of the Company's offerings is transferred to its customers, in an amount that reflects the consideration expected in exchange for the products and services.

Auditing the Company's revenue recognition was challenging and complex due to the effort required to analyze the accounting treatment for the Company's various product and service offerings in accordance with ASC 606, Revenue from Contracts with Customers. This involved assessing the impact of terms and conditions in contracts with customers to determine whether products and services are considered distinct performance obligations and the related timing of revenue recognition.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's identification and evaluation of distinct performance obligations and the determination of the timing of revenue recognition.

Among other procedures, to evaluate management's identification and evaluation of the distinct performance obligations and timing of revenue recognition, we read executed contracts for a sample of sales transactions to understand the contract, identify the promised products and services in the contract, and identify the distinct performance obligations and related timing of revenue recognition.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1983.

San Francisco, California
March 3, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Autodesk, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Autodesk, Inc.'s internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Autodesk, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 31, 2026 and 2025, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2026, and the related notes, and our report dated March 3, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Francisco, California
March 3, 2026

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain "disclosure controls and procedures," as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our Exchange Act reports is (i) recorded, processed, summarized, and reported within the time periods specified in the rules of the Securities and Exchange Commission ("SEC"), and (ii) accumulated and communicated to Autodesk management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. We conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of January 31, 2026.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of January 31, 2026. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 Internal Control—Integrated Framework. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Autodesk have been detected.

Our management has concluded that, as of January 31, 2026, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our internal control over financial reporting, which is included in Part II, Item 8 herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) during the three months ended January 31, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

SECURITIES TRADING PLANS OF DIRECTORS AND EXECUTIVE OFFICERS

During our fiscal quarter ended January 31, 2026, no officers or directors, as defined in Rule 16a-1(f), adopted and/or terminated a "Rule 10b5-1 trading arrangement" or a "non-10b5-1 trading arrangement" as defined in Regulation S-K Item 408.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

Certain information required by Part III is omitted from this Annual Report because we intend to file a definitive proxy statement pursuant to Regulation 14A for our Annual Meeting of Stockholders not later than 120 days after the end of the fiscal year covered by this Annual Report (the "Proxy Statement") and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated herein by reference to the sections entitled "Proposal One: Election of Directors," "Security Ownership of Certain Beneficial Owners and Management," "Governance and our Board of Directors," and "Corporate Governance Guidelines" in our Proxy Statement.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following sets forth certain information as of March 3, 2026, regarding our executive officers.

Name	Age	Position
Andrew Anagnost	61	President and Chief Executive Officer
Janesh Moorjani	53	Executive Vice President and Chief Financial Officer
Steve M. Blum	61	Executive Vice President and Chief Operating Officer
Ruth Ann Keene	57	Executive Vice President, Corporate Affairs, Chief Legal Officer & Corporate Secretary
Rebecca Pearce	48	Executive Vice President, Chief People Officer

Andrew Anagnost joined Autodesk in September 1997 and has served as President and Chief Executive Officer since June 2017. He also served as Interim Chief Financial Officer from January 2021 to March 2021. Dr. Anagnost served as Co-CEO from February 2017 to June 2017, Chief Marketing Officer from December 2016 to June 2017 and as the Company's Senior Vice President, Business Strategy & Marketing, from March 2012 to June 2017. From December 2009 to March 2012, Dr. Anagnost was Vice President, Product Suites and Web Services of the Company. Prior to this position, Dr. Anagnost served as Vice President of CAD/CAE products for the manufacturing division of the Company from March 2007 to December 2009. Previously, Dr. Anagnost held other senior management positions at the Company. Prior to joining the Company, Dr. Anagnost held various engineering, sales, marketing and product management positions at Lockheed Aeronautical Systems Company and EXA Corporation. He also served as an NRC post-doctoral fellow at NASA Ames Research Center.

Janesh Moorjani joined Autodesk as Executive Vice President and Chief Financial Officer in December 2024. Mr. Moorjani previously served as Chief Financial Officer of Elastic NV ("Elastic"), a software company for search-powered solutions, since August 2017 and assumed the additional responsibilities of Chief Operations Officer in May 2022. Prior to joining Elastic, Mr. Moorjani served in various executive and senior leadership, finance and sales positions at Infoblox, VMware, Cisco, PTC, and Goldman Sachs. Mr. Moorjani holds a Bachelor of Commerce degree from the University of Mumbai and an M.B.A. from the Wharton School of the University of Pennsylvania.

Steven M. Blum joined Autodesk in January 2003 and has served as Executive Vice President and Chief Operating Officer since November 1, 2022. He previously served as Executive Vice President and Chief Revenue Officer from December 2020 through January 2022 and as Vice President and Chief Revenue Officer from August 2020 to December 2020. Mr. Blum served as Executive Vice President, Worldwide Field Operations from December 2020 to November 2021 and as Senior Vice President, Worldwide Field Operations from September 2017 to December 2020. Mr. Blum served as Senior Vice President, Worldwide Sales and Services from February 2011 to September 2017. From January 2003 to February 2011, he served as Senior Vice President of Americas Sales. Prior to this position, Blum was Executive Vice President of Sales and Account Management for Parago, Inc. Blum also held positions at Mentor Graphics, most recently serving as Vice President of America's sales. Before joining Mentor Graphics, he held engineering and sales positions at NCR Corporation and Advanced Micro Devices.

Ruth Ann Keene joined Autodesk in January 2022 and has served as Executive Vice President, Corporate Affairs, Chief Legal Officer & Corporate Secretary since May 2022. Ms. Keene previously served as Senior Vice President, Chief Legal Officer, General Counsel & Corporate Secretary of Unity Technologies ("Unity") from September 2016 to January 2022. Prior

to joining Unity, Ms. Keene served as Vice President, Assistant General Counsel and Assistant Secretary of Autodesk from 2012 to 2016, and had served in various legal positions at Autodesk since August 2005. Before joining Autodesk, Ms. Keene was a technology transactions attorney at Morrison & Foerster, LLP.

Rebecca Pearce joined Autodesk in October 2015 and has served as Executive Vice President, Chief People Officer since January 2022. Ms. Pearce previously served as Vice President, People & Places from June 2020 to December 2021 and as Senior HR Director - Digital Platforms and Corporate Functions from September 2018 through May 2020. Ms. Pearce served as HR Director Global Territory Sales from February 2018 to September 2018 and as Asia Pacific and Japan HR Director from October 2015 through January 2018. Prior to joining Autodesk, Ms. Pearce was the HR Director Global Operations, R&D and Engineering for Dyson Limited from December 2011 to September 2015. Ms. Pearce also previously held leadership positions at Microsoft Corporation, including most recently as the Asia Pacific HR Leader for Microsoft Consumer and Online.

There is no family relationship among any of our directors or executive officers.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the sections entitled "Governance and our Board of Directors" and "Executive Compensation" in our Proxy Statement.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation—Equity Compensation Plan Information" in our Proxy Statement.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the sections entitled "Certain Relationships and Related Party Transactions" and "Governance and our Board of Directors —Independence of the Board" in our Proxy Statement.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the sections entitled "Proposal Two—Ratification of the Appointment of Independent Registered Public Accounting Firm" in our Proxy Statement.

ITEM 15.   **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a)   The following documents are filed as part of this Report:

1. *Financial Statements*: The information concerning Autodesk's financial statements, and the Report of Ernst & Young LLP, Independent Registered Public Accounting Firm (PCAOB ID: 42), San Francisco, California, required by this Item is incorporated by reference herein to the section of this Report in Part II, Item 8, entitled "Financial Statements and Supplementary Data."

2. *Financial Statement Schedule*: The Financial Statement Schedules have been omitted because they are not applicable or are not required or are not present in material amounts or the information required to be set forth herein is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits*: See Item 15(b) below. We have filed, or incorporated into this Report by reference, the exhibits listed on the accompanying Index to Exhibits immediately prior to the signature page of this Form 10-K.

(b)   Exhibits:

We have filed, or incorporated into this Report by reference, the exhibits listed on the accompanying Index to Exhibits immediately prior to the signature page of this Form 10-K.

(c)   Financial Statement Schedules: See Item 15(a), above.

ITEM 16   **FORM 10-K SUMMARY**

None.

Index to Exhibits

Exhibit Number	Description	Filed Herewith	Incorporated by Reference			
			Form	SEC File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Registrant		8-K	000-14338	3.1	7/18/2024
3.2	Amended and Restated Bylaws of Registrant		8-K	000-14338	3.2	7/18/2024
4.1	Indenture dated December 13, 2012, by and between the Registrant and U.S. Bank National Association		8-K	000-14338	4.1	12/13/2012
4.2	First Supplemental Indenture (including Form of Notes) dated December 13, 2012, by and between the Registrant and U.S. Bank National Association		8-K	000-14338	4.2	12/13/2012
4.3	Third Supplemental Indenture (including Form of Notes) dated June 8, 2017, by and between the Registrant and U.S. Bank National Association		8-K	000-14338	4.1	6/8/2017
4.4	Fourth Supplemental Indenture (including Form of Notes) dated January 14, 2020, by and between the Registrant and U.S. National Bank Association		8-K	000-14338	4.1	1/14/2020
4.5	Fifth Supplemental Indenture, dated October 7, 2021, by and between Registrant and U.S. Bank National Association, including Form of Note for Autodesk, Inc.'s 2.400% Notes due 2031		8-K	000-14338	4.1	10/7/2021
4.6	Sixth Supplemental Indenture, dated June 6, 2025, by and between Autodesk, Inc. and U.S. Bank Trust Company, National Association, including Form of Note for Autodesk, Inc.'s 5.300% Notes due 2035		8-K	000-14338	4.1	06/06/2025
4.7	Description of Registrant's Capital Stock		10-K	000-14338	4.6	3/19/2020
10.1*	Description of Registrant's Performance Stock Unit Program		8-K	000-14338		4/15/2020
10.2*	Registrant's 2012 Employee Stock Plan, as amended and restated effective as of June 12, 2018		10-Q	000-14338	10.2	8/30/2018
10.3*	Registrant's 2012 Employee Stock Plan Form of Restricted Stock Unit Agreement, as amended and restated		10-Q	000-14338	10.2	8/30/2016
10.4*	Registrant's 2012 Employee Stock Plan Form of Severance Restricted Stock Unit Agreement, as amended and restated		10-Q	000-14338	10.3	8/30/2016
10.5*	Registrant's 2012 Employee Stock Plan Form of Stock Option Agreement		8-K	000-14338	10.2	3/13/2012
10.6*	Registrant's 2012 Employee Stock Plan Form of Stock Option Agreement (non-U.S. Employees)		8-K	000-14338	10.4	3/13/2012
10.7*	PlanGrid, Inc. 2012 Equity Incentive Plan		S-8	333-228934	99.1	12/21/2018
10.8*	Amended and Restated BuildingConnected, Inc. 2013 Stock Plan		S-8	333-229346	99.1	1/24/2019
10.9*	Registrant's 2012 Outside Directors' Stock Plan, as amended and restated		10-K	000-14338	10.18	3/21/2017
10.10*	Registrant's 2012 Outside Directors' Stock Plan Form of Restricted Stock Unit Agreement		8-K	000-14338	10.5	3/13/2012
10.11*	Registrant's 2012 Outside Directors' Stock Plan Form of Restricted Stock Unit Agreement		10-Q	000-14338	10.1	6/4/2019
10.12*	Registrant's Executive Incentive Plan, as amended and restated		10-K	000-14338	10.23	3/23/2016
10.13*	Registrant's 2005 Non-Qualified Deferred Compensation Plan, as amended and restated, effective as of January 1, 2010		10-Q	000-14338	10.1	12/8/2009
10.14*	Executive Change in Control Program, as amended and restated		8-K	000-14338	10.1	4/27/2022
10.15*	Form of Indemnification Agreement executed by the Registrant and each of its officers and directors		10-K	000-14338	10.8	3/31/2005
10.16	Form of Qualified Retirement Agreement under the Registrant Amended and Restated Severance Plan and Summary Plan Description dated March 25, 2021		10-Q	000-14338	10.1	9/1/2021
10.17.1*	Employment Agreement, dated as of June 19, 2017, by and between the Registrant and Andrew Anagnost		8-K	000-14338	10.1	6/19/2017
10.17.2	First Amendment to Andrew Anagnost Employment Agreement, dated as of April 27, 2022, by and between the Registrant and Andrew Anagnost		8-K	000-14338	10.2	4/27/2022
10.19*	Registrant Amended and Restated Severance Plan and Summary Plan Description dated September 24, 2025	X				
10.20*	Registrant's 2012 Employee Stock Plan Form of Retirement Restricted Stock Unit Agreement, as amended and restated		10-K	000-14338	10.21	3/19/2021

Exhibit Number	Description	Filed Herewith	Incorporated by Reference			
			Form	SEC File No.	Exhibit	Filing Date
10.21	Amendment No. 1 to Amended and Restated Credit Agreement dated November 21, 2022		10-Q	000-14338	10.1	12/16/22
10.22	Autodesk, Inc. 2022 Equity Incentive Plan As Amended and Restated		8-K	000-14338	10.1	06/20/2025
10.23	Autodesk, Inc. 2022 Equity Incentive Plan Form of Global RSU Agreement		10-Q	000-14338	10.1	05/29/2025
10.24	Autodesk, Inc. 2022 Director Compensation Policy		8-K	000-14338	99.1	08/23/2022
10.25	Autodesk, Inc. 2022 Equity Incentive Plan Form of Director RSU Agreement		8-K	000-14338	99.2	08/23/2022
10.26	Registrant's 1998 Employee Qualified Stock Purchase Plan, as amended and restated effective as of December 14, 2022, its Forms of Subscription Agreement and International Sub-Plan		10-K	000-14338	10.26	03/14/2023
10.27	Janesh Moorjani Offer Letter dated November 18, 2024		10-K	000-14338	10.27	03/06/2025
10.30**	Agreement, dated April 23, 2025, between the Company, Starboard Value and Opportunity Master Fund Ltd and the entities and natural person listed on the signature pages attached thereto.		8-K	000-14338	10.1	04/24/2025
10.31	Credit Agreement, dated May 8, 2025, by and among Autodesk, Inc., the lenders party thereto, and Citibank, N.A., as administrative agent.		10-Q	000-14338	10.1	05/29/2025
19.1	Autodesk Insider Trading Policy		10-K	000-14338	19.1	06/10/2024
21.1	List of Subsidiaries	X				
23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP) (filed herewith)	X				
24.1	Power of Attorney (contained in the signature page to this Annual Report on Form 10-K)	X				
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	X				
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	X				
32.1†	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
97.1	Autodesk, Inc. Clawback Policy		10-K	000-14338	97.1	06/10/2024
101.INS ††	XBRL Instance Document					
101.SCH ††	XBRL Taxonomy Extension Schema					
101.CAL ††	XBRL Taxonomy Extension Calculation Linkbase					
101.DEF ††	XBRL Taxonomy Extension Definition Linkbase					
101.LAB ††	XBRL Taxonomy Extension Label Linkbase					
101.PRE ††	XBRL Taxonomy Extension Presentation Linkbase					
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					

---

*   Denotes a management contract or compensatory plan or arrangement.

**   Exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish a copy of any omitted exhibit to the Securities and Exchange Commission upon request. The Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any exhibits so furnished.

†   The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Autodesk, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

††   The financial information contained in these XBRL documents is unaudited.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


AUTODESK, INC.

By: _____/s/   ANDREW ANAGNOST_____

Andrew Anagnost

President and Chief Executive Officer


Dated: March 3, 2026

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew Anagnost and Janesh Moorjani each as his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities as of March 3, 2026.

Signature	Title
/s/ ANDREW ANAGNOST Andrew Anagnost	President and Chief Executive Officer, Director (Principal Executive Officer)
/s/ JANESH MOORJANI Janesh Moorjani	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ STACY J. SMITH Stacy J. Smith	Director (Non-executive Chairman of the Board)
/s/ KAREN BLASING Karen Blasing	Director
/s/ JOHN T. CAHILL John T. Cahill	Director
/s/ JEFF EPSTEIN Jeff Epstein	Director
/s/ AYANNA HOWARD Ayanna Howard	Director
/s/ BLAKE J. IRVING Blake J. Irving	Director
/s/ RAM R. KRISHNAN Ram R. Krishnan	Director
/s/ STEPHEN D. MILLIGAN Stephen D. Milligan	Director
/s/ RAMI RAHIM Rami Rahim	Director
/s/ A. CHRISTINE SIMONS A. Christine Simons	Director

Board of Directors

Andrew Anagnost
President and
Chief Executive Officer

Stacy J. Smith
Non-Executive Chair of
the Board of Directors

Karen Blasing

John T. Cahill

Jeff Epstein

Dr. Ayanna Howard

Blake Irving

Ram R. Krishnan

Stephen Milligan*

Rami Rahim

A. Christine (Christie) Simons

Director Nominee

Omar Abbosh

Company Executive Officers

Andrew Anagnost
President and
Chief Executive Officer

Janesh Moorjani
Executive Vice President
and Chief Financial Officer

Steven M. Blum
Executive Vice President
and Chief Operating Officer

Ruth Ann Keene
Executive Vice President
Corporate Affairs, Chief Legal
Officer and Secretary

Rebecca Pearce
Executive Vice President
and Chief People Officer

Corporate Headquarters

Worldwide Headquarters
Autodesk, Inc.
One Market St., Suite 400
San Francisco, CA 94105
USA

Asia Pacific Headquarters
Autodesk Asia Pte. Ltd.
3 Fusionopolis Way
#10-21 Symbiosis
Singapore 138633

European Headquarters
Autodesk Ireland Operations
Unlimited
1 Windmill Lane, 2nd Floor
Dublin D02 F206
Ireland

Legal Counsel

Wilson Sonsini Goodrich &
Rosati Professional
Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
USA

Transfer Agent

Computershare Trust
Company N.A.
P.O. Box 43078
Providence, RI 02940-3078
USA

Independent Registered Public Accounting Firm

Ernst & Young, LLP
560 Mission Suite #1600,
San Francisco, CA 94105
USA

Investor Relations

For more information, including copies of this annual report free of charge, email Investor Relations at: investor.relations@autodesk.com; or visit our website at: www.autodesk.com.

Information as of April 22, 2026.

* Retiring from our Board of Directors at our 2026 Annual Meeting of Stockholders.

AUTODESK

Autodesk, Inc., One Market Street, Ste. 400, San Francisco, CA 94105